

OLD MUTUAL
Advisor Funds

Semi-Annual Report | January 31, 2007



Asset Allocation Portfolios

Old Mutual Asset Allocation Conservative Portfolio

Old Mutual Asset Allocation Balanced Portfolio

Old Mutual Asset Allocation Moderate Growth Portfolio

Old Mutual Asset Allocation Growth Portfolio

Equity Funds

Old Mutual Analytic Defensive Equity Fund

Old Mutual Analytic Global Defensive Equity Fund

Old Mutual Clay Finlay China Fund

Old Mutual Clay Finlay Emerging Markets Fund

Old Mutual Copper Rock Emerging Growth Fund

Old Mutual International Equity Fund

TABLE OF CONTENTS

TABLE OF CONTENTS — concluded

ABOUT THIS REPORT

HISTORICAL RETURNS

All total returns mentioned in this report account for the change in a Fund's per-share price and the reinvestment of any dividends and capital gain distributions. If your account is set up to receive Fund dividends and distributions in cash rather than reinvest them, your actual return may differ from these figures. The Funds' performance results do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Past performance does not guarantee future results. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Performance results represent past performance, and current performance may be higher or lower. Please call 888-744-5050 toll-free or visit oldmutualcapital.com for performance results current to the most recent month-end.

The since inception returns for periods less than one year have not been annualized. Performance results for short periods of time may not be representative of longer-term results. Performance without load assumes that no front-end or contingent deferred sales charge applied or the investment was not redeemed. Performance with load assumes that a front-end or contingent deferred sales charge applied to the extent applicable. The Funds each offer Class A, Class C, Class Z and Institutional Class shares. Class A shares have a current maximum up-front sales charge of 5.75% and are subject to an annual service fee of 0.25%. Class C shares are subject to aggregate annual distribution and service fees of 1.00% and will be subject to a contingent deferred sales charge of 1.00% if redeemed within the first 12 months of purchase. Class Z and Institutional Class shares are only available to eligible shareholders. The returns for certain periods may reflect fee waivers and/or reimbursements in effect for that period; absent fee waivers and reimbursements, performance would have been lower.

FUND DATA

This report reflects views, opinions and Fund holdings as of January 31, 2007, the end of the report period, and are subject to change. The information is not a complete analysis of every aspect of any sector, industry, security or the Funds.

Opinions and forecasts regarding industries, companies and/or themes and Fund composition and holdings, are subject to change at any time based on market and other conditions, and should not be construed as a recommendation of any specific security or as investment advice. Percentage holdings as of January 31, 2007 are included in each Fund's Schedule of Investments. There is no assurance that the securities purchased remain in a Fund or that securities sold have not been repurchased.

There are risks associated with mutual fund investing, including the risk of loss of principal. There is no assurance that the investment process will consistently lead to successful results. There are also risks associated with small- and mid-cap investing, including limited product lines, less liquidity and small market share. Investments in foreign securities may entail unique risks, including political, market and currency risks. An investment in a regional fund may involve greater risk and volatility than a more diversified investment. Investing in fixed income securities involves interest rate risk. When interest rates rise, the value of fixed income securities generally decreases. High-yield bonds involve a greater risk of default and price volatility than U.S. Government and other higher-quality bonds. An investment in a Fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Call options involve certain risks, such as limited gains and lack of liquidity of the underlying securities, and are not suitable for all investors. There are risks associated with short selling, including the risk that a Fund may have to cover the short position at a higher price than the short price, resulting in a loss. A Fund's loss on a short sale is potentially unlimited as a loss occurs when the value of a security sold short increases. Derivatives are often more volatile than other investments and may magnify a Fund's gains or losses. A Fund could be negatively affected if the change in market value of the securities fails to correlate with the value of the derivatives purchased or sold.

COMPARATIVE INDEXES

The comparative indexes discussed in this report are meant to provide a basis for judging the Funds' performance against specific benchmarks. Each index shown accounts for both changes in security price and reinvestment of dividends and distributions, but does not reflect the cost of managing a mutual fund. The total return figures for the Morgan Stanley Capital International ("MSCI") indexes assume change in security prices and the deduction of local taxes. The Funds may significantly differ in holdings and composition from an index. Individuals cannot invest directly in an index.

ABOUT THIS REPORT — concluded

Indexes:

Lehman Brothers U.S. Aggregate Index

The unmanaged Lehman Brothers U.S. Aggregate Index is a widely recognized measure of the aggregate bond market. The unmanaged index is market value-weighted inclusive of accrued interest.

MSCI China Index

The unmanaged MSCI China Index is a market capitalization-weighted index of Chinese equities that includes Red Chips and H shares listed on the Hong Kong Stock Exchange and B shares listed on the Shanghai and Shenzhen Exchanges. Red Chips are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Hong Kong. H Shares are Mainland Chinese companies listed on the Hong Kong Stock Exchange that are incorporated in Mainland China and approved by the China Securities Regulatory Commission for a listing in Hong Kong. B Shares are Mainland Chinese stocks listed on the Shanghai and Shenzhen stock exchanges, available to Chinese and foreign investors.

MSCI EAFE® Index

The unmanaged MSCI EAFE® Index is a market capitalization-weighted index that measures the performance of stock markets in various countries in Europe, Australasia and the Far East. The MSCI EAFE Index contains a representative sampling of over 900 small-, medium- and large-capitalization stocks from countries in these regions.

MSCI Emerging Markets Index

The unmanaged MSCI Emerging Markets Index is a market capitalization-weighted index of over 650 stocks traded in 27 of the world's emerging equity markets.

MSCI World Index

The unmanaged MSCI World Index is a market capitalization-weighted index that measures the performance of major world stock markets, including the United States.

Russell 2000® Growth Index

The Russell 2000® Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth rates.

Standard & Poor's 500 Index

The unmanaged Standard & Poor's 500 ("S&P 500") Index is a market value-weighted index of large-cap common stocks considered representative of the broad market.

Standard & Poor's SuperComposite 1500 Index

The unmanaged Standard & Poor's SuperComposite 1500 ("S&P 1500") Index is a broad-based, capitalization-weighted index comprising 1,500 stocks of large-cap, mid-cap and small-cap U.S. companies.

Index returns and statistical data included in this report are provided by Bloomberg, FactSet and Lehman Brothers.

MESSAGE TO SHAREHOLDERS

Dear Shareholder:

As the recently appointed president of Old Mutual Advisor Funds, it gives me great pleasure to share this investment update with you. Despite numerous challenges throughout the period, we are pleased to report that the six-months ended January 31, 2007 finished on a distinctly positive note.

Against this backdrop, growth stocks outperformed their value counterparts based on a semi-annual comparison of the broad-market Russell 3000® Growth and Russell 3000® Value Indexes. Warning signs such as rising energy prices, interest rate uncertainty, and a slowing housing market were offset by record profit margins, increased capital spending, and continued share buybacks. While positive factors such as these helped to push the major equity indexes higher for the six-month period, we continue to see signs that growth stocks may be poised for continued strong performance due to their compelling earnings prospects and attractive relative valuations.

As we look back, we do so with the satisfaction that comes from successfully serving our shareholders. We have recently taken steps to strengthen and expand our executive management team, while raising the bar in our efforts to build an even more responsive organization.

From our standpoint, these moves are producing positive results on all fronts, including fund performance. For more complete information, we invite you to refer to the following pages in which the Funds' activities and returns are discussed in greater detail.

As we focus our combined efforts on serving you in the best way possible, we urge you to contact us if there is any way in which we can serve you better. Please feel free to e-mail me directly at president@oldmutualcapital.com or see the back cover of this report for other contact information.

In closing, we believe the financial markets continue to offer opportunities for the Funds' sub-advisors and their well-honed institutional disciplines. We look forward to the next six months with optimism, and, as always, we thank you for the privilege of serving your investment needs.

Sincerely,



Julian F. Sluyters
President
Old Mutual Advisor Funds

Russell 3000® Growth Index

Measures the performance of those Russell 3000 Index companies with higher price-to-book ratios and higher forecasted growth values. The stocks in this index are also members of either the Russell 1000 Growth or the Russell 2000 Growth Indexes.

Russell 3000® Value Index

Measures the performance of those Russell 3000 Index companies with lower price-to-book ratios and lower forecasted growth values. The stocks in this index are also members of either the Russell 1000 Value or the Russell 2000 Value Indexes.

OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO

MARKET OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Conservative Portfolio's Class A shares gained 6.24% at net asset value, while the S&P 1500 Index returned 13.64% and the Lehman Brothers U.S. Aggregate Index returned 3.65%.*

- *Acadian Asset Management, Inc.'s international equity mandate, Provident Investment Counsel, Inc.'s large-cap growth mandate and Liberty Ridge Capital, Inc.'s mid-cap blend mandate outperformed their respective benchmarks and enhanced performance during the period under review.*

- *Detracting from relative performance, despite producing positive returns, were Provident Investment Counsel, Inc.'s mid-cap growth mandate, Analytic Investors, Inc.'s large-cap blend mandate and Barrow, Hanley, Mewhinney & Strauss, Inc.'s intermediate bond mandate.*

Q. How did the Fund perform relative to its benchmarks?

A. For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Conservative Portfolio's (the "Fund") Class A shares gained 6.24% at net asset value, while the S&P 1500 Index returned 13.64% and the Lehman Brothers U.S. Aggregate Index returned 3.65%. Performance for all share classes can be found on page 6.

Q. What investment environment did the Fund face during the past six months?

A. All 13 asset classes used to construct the Old Mutual Asset Allocation Portfolios produced positive returns for the six-month period ended January 31, 2007. This happens less frequently than many investors might think. During the last 10 years (120 rolling six-month periods), for example, this has only happened 21 times, or 17.5% of the time. More remarkably, all nine equity benchmarks for the equity asset classes returned more than 10% during the period. This has only occurred in nine other six-month periods during the last 10 years.

Q. Which market factors influenced the Fund's relative performance?

A. One characteristic that sets the Fund apart from many of its peers is its 5% target allocation to international bonds. Ibbotson Associates Advisors, LLC ("Ibbotson") believes that, over the long term, this allocation will boost returns with minimal impact to the Fund's risk characteristics due to low correlations with other asset classes. However, during the six-month period, international bonds did not perform as well as U.S. fixed asset classes. Therefore, this allocation detracted from the Fund's performance relative to its peers during the period.

Offsetting the lower returns produced by international bonds, the Fund's current allocation to international equities boosted relative performance. As with international bonds, many conservative asset allocation funds do not provide exposure to international equities.

Q. How did portfolio composition affect Fund performance?

A. The Fund's long-term (strategic) asset class models contributed to performance relative to the benchmark during the period. Dynamic decisions to underweight small- and mid-cap U.S. equities in favor of large-cap equities, however, detracted marginally from performance.

Acadian Asset Management, Inc.'s international equity mandate, Provident Investment Counsel, Inc.'s ("Provident") large-cap growth mandate and Liberty Ridge Capital, Inc.'s mid-cap blend mandate outperformed their respective benchmarks and enhanced performance during the period under review. NII Holdings (formerly known as Nextel International), a provider of cellular communication services in Latin America, benefited the Fund's performance during the period. Also contributing to performance were computer and peripheral manufacturer, Hewlett-Packard, and global real estate services firm, CB Richard Ellis Group.

Detracting from relative performance, despite producing positive returns, were Provident's mid-cap growth mandate and Analytic Investors, Inc.'s large-cap blend mandate. Barrow, Hanley, Mewhinney & Strauss, Inc.'s intermediate bond mandate was also a leading detractor to relative performance despite underperforming its index marginally. Individual securities which detracted from relative performance included Fujikura (no longer a Fund holding), a Japanese manufacturing conglomerate involved in information, communications, energy and electrical systems. Also detracting from relative performance were agricultural commodity and product firm, Archer-Daniels-Midland (no longer a Fund holding), and software system manufacturer, Comverse Technology (no longer a Fund holding).

Q. What is the investment outlook?

A. Ibbotson believes that a stable U.S. economy is the most likely near-term scenario. The Federal Reserve ("Fed") continues to examine the macroeconomic data, and Ibbotson believes that there is no rate cut in sight. Core inflation remains above the 2% target, while the job market has recently produced surprisingly solid numbers. These factors, together with wage data and recent Fed meeting minutes, suggest that the next movement of the Fed funds rate is not likely to occur in the near future and that it may be a rate increase.

The persistent outperformance of U.S. small-cap stocks, which has traditionally displayed strong serial correlation, has started fading, potentially giving way to a phase of large-cap stock outperformance. Sales growth remains near 10% for U.S. large-caps and fell to (2)% for small-caps. Ibbotson notes that large-cap stocks can be less cyclical, and that the U.S. business cycle may be approaching a peak. For these reasons, Ibbotson has shifted a small amount of the Fund's allocation away from mid- and small-cap U.S. equities and into large-cap equities.

Top Ten Holdings as of January 31, 2007	
U.S. Treasury Note, 3.875%, 07/15/10	3.8%
U.S. Treasury Note, 4.625%, 11/15/16	2.6%
U.S. Treasury Note, 4.500%, 11/30/11	2.5%
U.S. Treasury Bond 4.500%, 02/15/36	1.5%
Federal National Mortgage Association, 5.500%, 12/01/35	1.4%
Federal Home Loan Mortgage, 6.000%, 11/01/36	1.3%
U.S. Treasury Bond, 5.375%, 02/15/31	1.2%
Federal National Mortgage Association, 6.500%, 05/01/36	1.1%
Federal Home Loan Bank, 5.250%, 11/03/09, Callable: 11/03/08 @ 100.00	1.1%
U.S. Treasury Note, 4.625%, 11/15/09	1.0%
As a % of Total Fund Investments	17.5%

Asset Allocation Conservative Portfolio

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	9/30/04	0.13%	0.22%	4.22%
Class A without load	9/30/04	6.24%	6.37%	6.90%
Class C with deferred sales load	9/30/04	4.80%	4.46%	6.10%
Class C without deferred sales load	9/30/04	5.80%	5.46%	6.10%
Class Z	12/09/05	6.26%	6.52%	7.89%
Institutional Class	9/30/04	6.36%	6.61%	7.16%
S&P 1500 Index	9/30/04	13.64%	13.71%	14.01%
Lehman Brothers U.S. Aggregate Index	9/30/04	3.65%	4.29%	3.28%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1 and 2.
* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 24.8%		
Advertising Services — 0.0%		
Getty Images*	90	$ 4
Total Advertising Services		4
Aerospace/Defense — 0.7%		
Boeing	1,245	112
General Dynamics	940	73
Rockwell Collins	1,190	81
Total Aerospace/Defense		266
Aerospace/Defense-Equipment — 0.1%		
Alliant Techsystems*	500	40
Goodrich	140	7
Total Aerospace/Defense-Equipment		47
Agricultural Chemicals — 0.3%		
Agrium	1,500	52
Monsanto	1,240	68
Total Agricultural Chemicals		120
Agricultural Operations — 0.0%		
Tejon Ranch*	15	1
Total Agricultural Operations		1
Airlines — 0.1%		
AMR*	1,000	37
UAL*	80	4
Total Airlines		41
Applications Software — 0.3%		
Citrix Systems*	285	9
Microsoft	3,770	116
Nuance Communications*	160	2
Total Applications Software		127
Audio/Video Products — 0.1%		
Harman International	270	26
Total Audio/Video Products		26
Auto-Cars/Light Trucks — 0.0%		
General Motors	87	3
Total Auto-Cars/Light Trucks		3
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	510	24
Total Beverages-Non-Alcoholic		24
Brewery — 0.1%		
Molson Coors Brewing, Cl B	550	44
Total Brewery		44

Description	Shares	Value (000)
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	8	$ —
Total Broadcast Services/Programming		—
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	220	25
Total Building Products-Cement/Aggregate		25
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	500	38
Total Building Products-Light Fixtures		38
Building-Heavy Construction — 0.0%		
Washington Group International*	40	2
Total Building-Heavy Construction		2
Building-Residential/Commercial — 0.1%		
DR Horton	380	11
Lennar, Cl A	185	10
Pulte Homes	310	11
Total Building-Residential/Commercial		32
Cable TV — 0.0%		
Comcast, Cl A*	280	12
Total Cable TV		12
Casino Hotels — 0.1%		
Harrah's Entertainment	192	16
Melco PBL Entertainment ADR*	10	—
MGM Mirage*	740	52
Total Casino Hotels		68
Casino Services — 0.1%		
International Game Technology	690	30
Total Casino Services		30
Cellular Telecommunications — 0.4%		
NII Holdings*	2,302	170
Total Cellular Telecommunications		170
Chemicals-Diversified — 0.2%		
E.I. du Pont de Nemours	910	45
Lyondell Chemical	60	2
Nova Chemicals	1,000	31
Total Chemicals-Diversified		78
Chemicals-Specialty — 0.1%		
Ashland	600	42
Hercules*	572	11
Total Chemicals-Specialty		53

Old Mutual Asset Allocation
Conservative Portfolio — continued

Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Coal — 0.1%		
Arch Coal	90	$ 3
Consol Energy	900	31
Total Coal		34
Commercial Banks-Southern US — 0.3%		
Colonial BancGroup	2,500	61
Compass Bancshares	800	49
Total Commercial Banks-Southern US		110
Commercial Services — 0.0%		
ChoicePoint*	155	6
Total Commercial Services		6
Commercial Services-Finance — 0.0%		
H&R Block	150	4
Western Union	75	2
Total Commercial Services-Finance		6
Computer Services — 0.4%		
Ceridian*	1,650	50
Cognizant Technology Solutions, Cl A*	1,210	103
Unisys*	150	1
Total Computer Services		154
Computers — 0.8%		
Apple*	1,330	114
Dell*	730	18
Hewlett-Packard	3,110	134
International Business Machines	210	21
Rackable Systems*	120	2
Total Computers		289
Computers-Integrated Systems — 0.0%		
NCR*	270	13
Total Computers-Integrated Systems		13
Computers-Memory Devices — 0.2%		
EMC*	1,720	24
Network Appliance*	365	14
Seagate Technology	1,800	49
Total Computers-Memory Devices		87
Computers-Peripheral Equipment — 0.0%		
Logitech International*	40	1
Total Computers-Peripheral Equipment		1
Consumer Products-Miscellaneous — 0.0%		
Clorox	107	7
Total Consumer Products-Miscellaneous		7

Description	Shares	Value (000)
Containers-Paper/Plastic — 0.1%		
Sealed Air	700	$ 46
Total Containers-Paper/Plastic		46
Cruise Lines — 0.1%		
Carnival	603	31
Total Cruise Lines		31
Data Processing/Management — 0.1%		
Automatic Data Processing	440	21
Dun & Bradstreet*	30	2
Fair Isaac	70	3
NAVTEQ*	50	2
Total Data Processing/Management		28
Diagnostic Equipment — 0.0%		
Gen-Probe*	183	9
Total Diagnostic Equipment		9
Dialysis Centers — 0.0%		
DaVita*	60	3
Total Dialysis Centers		3
Disposable Medical Products — 0.0%		
C.R. Bard	170	14
Total Disposable Medical Products		14
Distribution/Wholesale — 0.0%		
Fastenal	260	10
Total Distribution/Wholesale		10
Diversified Manufacturing Operations — 0.5%		
3M	500	37
Dover	545	27
General Electric	1,590	57
Honeywell International	652	30
Illinois Tool Works	698	36
Trinity Industries	25	1
Tyco International	687	22
Total Diversified Manufacturing Operations		210
E-Commerce/Services — 0.0%		
Expedia*	279	6
Total E-Commerce/Services		6
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	518	23
Total Electric Products-Miscellaneous		23
Electric-Generation — 0.0%		
AES*	123	3
Total Electric-Generation		3

Description	Shares	Value (000)
Electric-Integrated — 1.0%		
Alliant Energy	1,350	$ 49
Centerpoint Energy	4,200	72
Dominion Resources	300	25
DTE Energy	1,200	56
Duke Energy	988	19
Entergy	467	43
OGE Energy	1,000	39
PPL	1,700	61
TXU	251	14
Total Electric-Integrated		378
Electronic Components-Miscellaneous — 0.0%		
Flextronics International*	395	5
Total Electronic Components-Miscellaneous		5
Electronic Components-Semiconductors — 0.3%		
DSP Group*	180	4
International Rectifier*	80	3
MEMC Electronic Materials*	600	31
Micron Technology*	347	5
Nvidia*	786	24
PMC-Sierra*	350	2
QLogic*	1,030	19
Semtech*	340	5
Xilinx	480	12
Total Electronic Components-Semiconductors		105
Electronic Forms — 0.2%		
Adobe Systems*	1,790	70
Total Electronic Forms		70
Electronic Parts Distribution — 0.0%		
Avnet*	120	4
Total Electronic Parts Distribution		4
Electronics-Military — 0.0%		
L-3 Communications Holdings	200	16
Total Electronics-Military		16
Engineering/R&D Services — 0.1%		
Fluor	320	26
Total Engineering/R&D Services		26
Enterprise Software/Services — 0.4%		
BMC Software*	1,200	41
Lawson Software*	850	6
Oracle*	3,000	52
Sybase*	1,800	47
Total Enterprise Software/Services		146

Description	Shares	Value (000)
Entertainment Software — 0.1%		
Activision*	1,440	$ 25
Electronic Arts*	50	2
Total Entertainment Software		27
Fiduciary Banks — 0.1%		
Mellon Financial	7	—
Northern Trust	850	52
Total Fiduciary Banks		52
Finance-Consumer Loans — 0.1%		
First Marblehead	50	3
SLM	681	31
Total Finance-Consumer Loans		34
Finance-Investment Banker/Broker — 0.7%		
Citigroup	709	39
Greenhill	50	4
JPMorgan Chase	1,168	60
Lazard, Cl A	1,750	89
Lehman Brothers Holdings	442	36
Morgan Stanley	355	29
Total Finance-Investment Banker/Broker		257
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	353	20
Total Finance-Mortgage Loan/Banker		20
Finance-Other Services — 0.1%		
Asset Acceptance Capital*	290	4
Cbot Holdings, Cl A*	120	20
Nasdaq Stock Market*	780	27
Total Finance-Other Services		51
Financial Guarantee Insurance — 0.1%		
AMBAC Financial Group	250	22
MGIC Investment	250	15
Total Financial Guarantee Insurance		37
Food-Dairy Products — 0.1%		
Dean Foods*	1,177	52
Total Food-Dairy Products		52
Food-Miscellaneous/Diversified — 0.1%		
ConAgra Foods	413	10
Unilever ADR	930	25
Total Food-Miscellaneous/Diversified		35
Food-Retail — 0.0%		
Kroger	481	12
Total Food-Retail		12

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Food-Wholesale/Distribution — 0.0%		
Sysco	550	$ 19
Total Food-Wholesale/Distribution		19
Forestry — 0.1%		
Plum Creek Timber	1,200	48
Total Forestry		48
Gas-Distribution — 0.1%		
Energen	1,150	53
WGL Holdings	50	2
Total Gas-Distribution		55
Golf — 0.0%		
Callaway Golf	170	3
Total Golf		3
Hazardous Waste Disposal — 0.1%		
Stericycle*	280	22
Total Hazardous Waste Disposal		22
Health Care Cost Containment — 0.2%		
McKesson	1,047	58
Total Health Care Cost Containment		58
Hotels & Motels — 0.1%		
InterContinental Hotels ADR	110	3
Marriott International, Cl A	610	29
Total Hotels & Motels		32
Human Resources — 0.4%		
Hewitt Associates, Cl A*	2,000	54
Manpower	350	26
Monster Worldwide*	1,810	89
Total Human Resources		169
Independent Power Producer — 0.0%		
Mirant*	100	3
Reliant Energy*	365	6
Total Independent Power Producer		9
Industrial Automation/Robot — 0.0%		
Cognex	110	2
Total Industrial Automation/Robot		2
Industrial Gases — 0.3%		
Air Products & Chemicals	50	4
Praxair	1,570	99
Total Industrial Gases		103

Description	Shares	Value (000)
Instruments-Scientific — 0.2%		
PerkinElmer	2,000	$ 48
Thermo Fisher Scientific*	410	20
Total Instruments-Scientific		68
Insurance Brokers — 0.2%		
AON	294	10
Brown & Brown	1,900	54
Marsh & McLennan	440	13
Total Insurance Brokers		77
Internet Infrastructure Software — 0.0%		
F5 Networks*	180	13
Total Internet Infrastructure Software		13
Internet Security — 0.1%		
Symantec*	1,140	20
Total Internet Security		20
Investment Management/Advisory Services — 0.1%		
Legg Mason	265	28
Total Investment Management/Advisory Services		28
Life/Health Insurance — 0.2%		
Cigna	450	60
Total Life/Health Insurance		60
Machine Tools & Related Products — 0.1%		
Kennametal	900	56
Total Machine Tools & Related Products		56
Machinery-Construction & Mining — 0.3%		
Caterpillar	1,351	87
Terex*	550	31
Total Machinery-Construction & Mining		118
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	125	4
Total Machinery-Print Trade		4
Medical Information Systems — 0.1%		
Cerner*	1,100	49
Eclipsys*	80	2
IMS Health	190	5
Total Medical Information Systems		56
Medical Instruments — 0.2%		
Medtronic	1,390	74
St. Jude Medical*	90	4
Total Medical Instruments		78

Description	Shares	Value (000)
Medical Labs & Testing Services — 0.1%		
Covance*	170	$ 11
Laboratory Corp of America Holdings*	400	29
Total Medical Labs & Testing Services		40
Medical Products — 0.2%		
Baxter International	669	33
Becton Dickinson	20	2
Henry Schein*	590	30
Total Medical Products		65
Medical-Biomedical/Genetic — 0.4%		
Celgene*	445	24
Genzyme*	1,320	87
Invitrogen*	100	6
Medimmune*	60	2
PDL BioPharma*	823	17
Total Medical-Biomedical/Genetic		136
Medical-Drugs — 0.9%		
Allergan	550	64
Angiotech Pharmaceuticals*	440	4
Bristol-Myers Squibb	1,185	34
Pfizer	4,778	126
Schering-Plough	3,885	97
Wyeth	727	36
Total Medical-Drugs		361
Medical-HMO — 0.3%		
Humana*	110	6
UnitedHealth Group	1,068	56
WellPoint*	528	41
Total Medical-HMO		103
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	215	8
Total Medical-Outpatient/Home Medical		8
Medical-Wholesale Drug Distributors — 0.1%		
AmerisourceBergen	750	39
Cardinal Health	253	18
Total Medical-Wholesale Drug Distributors		57
Metal Processors & Fabricators — 0.2%		
Commercial Metals	1,900	52
Precision Castparts	280	25
Total Metal Processors & Fabricators		77
Metal-Aluminum — 0.1%		
Alcoa	900	29
Total Metal-Aluminum		29

Description	Shares	Value (000)
Metal-Copper — 0.1%		
Phelps Dodge	306	$ 38
Total Metal-Copper		38
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold, Cl B	559	32
Hudbay Minerals*	300	5
Total Metal-Diversified		37
Miscellaneous Manufacturing — 0.0%		
Aptargroup	50	3
Total Miscellaneous Manufacturing		3
Multi-Line Insurance — 0.7%		
Allstate	505	31
American International Group	500	34
Cincinnati Financial	1,250	56
Hartford Financial Services Group	425	40
Loews	580	25
Metlife	369	23
XL Capital, Cl A	720	50
Total Multi-Line Insurance		259
Multimedia — 0.1%		
Walt Disney	672	24
Total Multimedia		24
Networking Products — 0.1%		
Cisco Systems*	760	20
Total Networking Products		20
Non-Ferrous Metals — 0.1%		
Cameco	1,390	53
USEC*	310	4
Total Non-Ferrous Metals		57
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	320	4
Waste Management	400	15
Total Non-Hazardous Waste Disposal		19
Office Automation & Equipment — 0.0%		
Pitney Bowes	170	8
Total Office Automation & Equipment		8
Office Supplies & Forms — 0.1%		
Avery Dennison	800	55
Total Office Supplies & Forms		55
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	130	11
Pride International*	80	2

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Oil & Gas Drilling — continued		
Rowan	80	$ 2
Todco*	80	3
Transocean*	191	15
Total Oil & Gas Drilling		33
Oil Companies-Exploration & Production — 0.4%		
Denbury Resources*	320	9
Mariner Energy*	120	2
Newfield Exploration*	700	30
Pogo Producing	25	1
Southwestern Energy*	2,170	83
Ultra Petroleum*	240	13
Total Oil Companies-Exploration & Production		138
Oil Companies-Integrated — 0.5%		
BP ADR	243	15
Chevron	120	9
ConocoPhillips	622	41
Exxon Mobil	757	56
Hess	700	38
Occidental Petroleum	874	41
Total Oil Companies-Integrated		200
Oil Field Machinery & Equipment — 0.1%		
Grant Prideco*	250	10
National Oilwell Varco*	320	19
Total Oil Field Machinery & Equipment		29
Oil Refining & Marketing — 0.1%		
Tesoro	600	49
Total Oil Refining & Marketing		49
Oil-Field Services — 0.1%		
Hanover Compressor*	180	4
Helix Energy Solutions*	850	27
Total Oil-Field Services		31
Paper & Related Products — 0.0%		
Abitibi-Consolidated	1,800	6
Smurfit-Stone Container*	505	5
Total Paper & Related Products		11
Pharmacy Services — 0.2%		
Caremark Rx	13	1
Medco Health Solutions*	379	22
Omnicare	1,490	60
Total Pharmacy Services		83
Photo Equipment & Supplies — 0.0%		
Eastman Kodak	335	9
Total Photo Equipment & Supplies		9

Description	Shares	Value (000)
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	700	$ 37
Total Physical Practice Management		37
Physical Therapy/Rehabilitation Centers — 0.0%		
Psychiatric Solutions*	310	12
Total Physical Therapy/Rehabilitation Centers		12
Pipelines — 0.4%		
El Paso	2,100	32
National Fuel Gas	1,150	47
Questar	550	45
Spectra Energy*	544	14
Total Pipelines		138
Platinum — 0.0%		
Stillwater Mining*	200	3
Total Platinum		3
Power Conversion/Supply Equipment — 0.1%		
American Power Conversion	651	20
Total Power Conversion/Supply Equipment		20
Printing-Commercial — 0.1%		
RR Donnelley & Sons	1,400	52
Total Printing-Commercial		52
Property/Casualty Insurance — 0.5%		
Arch Capital Group*	650	42
Safeco	950	61
St. Paul Travelers	390	20
WR Berkley	1,650	54
Total Property/Casualty Insurance		177
Publishing-Books — 0.0%		
Scholastic*	90	3
Total Publishing-Books		3
Publishing-Newspapers — 0.0%		
Gannett	217	13
Total Publishing-Newspapers		13
Quarrying — 0.2%		
Vulcan Materials	773	79
Total Quarrying		79
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	2,400	90
Total Real Estate Management/Services		90

Description	Shares	Value (000)
Reinsurance — 0.2%		
Allied World Assurance Holdings	120	$ 5
Aspen Insurance Holdings	255	7
Axis Capital Holdings	130	4
Berkshire Hathaway, Cl B*	5	18
Everest Re Group	25	2
Montpelier Re Holdings	290	5
PartnerRe	700	48
Total Reinsurance		89
REITs-Apartments — 0.1%		
Apartment Investment & Management, Cl A	500	31
Total REITs-Apartments		31
REITs-Hotels — 0.0%		
Host Hotels & Resorts	65	2
Total REITs-Hotels		2
REITs-Office Property — 0.1%		
Boston Properties	300	38
Equity Office Properties Trust	8	—
Total REITs-Office Property		38
REITs-Regional Malls — 0.1%		
CBL & Associates Properties	800	38
Total REITs-Regional Malls		38
REITs-Storage — 0.0%		
Public Storage	163	18
Total REITs-Storage		18
Rental Auto/Equipment — 0.0%		
Avis Budget Group	100	3
Total Rental Auto/Equipment		3
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	690	55
Aeropostale*	415	15
Claire's Stores	1,500	51
Men's Wearhouse	1,000	43
Total Retail-Apparel/Shoe		164
Retail-Building Products — 0.2%		
Lowe's	2,820	95
Total Retail-Building Products		95
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	410	22
Total Retail-Computer Equipment		22

Description	Shares	Value (000)
Retail-Consumer Electronics — 0.2%		
Best Buy	1,280	$ 65
Total Retail-Consumer Electronics		65
Retail-Discount — 0.1%		
Dollar General	751	13
Wal-Mart Stores	508	24
Total Retail-Discount		37
Retail-Drug Store — 0.4%		
CVS	2,970	100
Rite Aid*	5,700	35
Total Retail-Drug Store		135
Retail-Major Department Store — 0.1%		
Saks	2,900	54
Total Retail-Major Department Store		54
Retail-Office Supplies — 0.0%		
Office Depot*	76	3
OfficeMax	75	3
Total Retail-Office Supplies		6
Retail-Regional Department Store — 0.2%		
Dillard's, Cl A	1,100	38
Kohl's*	540	38
Total Retail-Regional Department Store		76
Retail-Restaurants — 0.3%		
Cheesecake Factory*	120	3
Panera Bread, Cl A*	230	14
Starbucks*	2,340	82
Total Retail-Restaurants		99
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	210	11
Total Retail-Sporting Goods		11
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	210	8
Total Retirement/Aged Care		8
S&L/Thrifts-Western US — 0.2%		
Washington Federal	2,040	47
Washington Mutual	491	22
Total S&L/Thrifts-Western US		69
Schools — 0.1%		
ITT Educational Services*	290	22
Total Schools		22

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 0.2%		
Cypress Semiconductor*	100	$ 2
Integrated Device Technology*	1,040	16
Maxim Integrated Products	1,340	41
Total Semiconductor Components-Integrated Circuits		59
Semiconductor Equipment — 0.0%		
Applied Materials	730	13
Total Semiconductor Equipment		13
Steel-Producers — 0.1%		
Nucor	400	26
Total Steel-Producers		26
Steel-Specialty — 0.0%		
Allegheny Technologies	76	8
Total Steel-Specialty		8
Super-Regional Banks-US — 0.3%		
Bank of America	741	39
Capital One Financial	326	26
Wachovia	20	1
Wells Fargo	921	33
Total Super-Regional Banks-US		99
Telecommunications Equipment — 0.0%		
Andrew*	220	3
Plantronics	220	4
Total Telecommunications Equipment		7
Telecommunications Services — 0.2%		
Amdocs*	1,065	37
Time Warner Telecom, Cl A*	1,180	27
Total Telecommunications Services		64
Telephone-Integrated — 0.3%		
AT&T	1,503	57
Verizon Communications	1,094	42
Total Telephone-Integrated		99
Therapeutics — 0.2%		
CV Therapeutics*	235	3
Gilead Sciences*	1,250	80
Medicines*	150	5
Total Therapeutics		88
Tobacco — 0.4%		
Altria Group	796	70
Imperial Tobacco Group ADR	606	49
Reynolds America	3	—
UST	405	23
Total Tobacco		142

Description	Shares/Face Amount (000)	Value (000)
Tools-Hand Held — 0.1%		
Stanley Works	530	$ 30
Total Tools-Hand Held		30
Toys — 0.0%		
Mattel	542	13
Total Toys		13
Transport-Equipment & Leasing — 0.0%		
GATX	45	2
Total Transport-Equipment & Leasing		2
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	293	23
Canadian Pacific Railway	800	44
CSX	1,200	44
Total Transport-Rail		111
Transport-Services — 0.1%		
FedEx	90	10
UTI Worldwide	590	18
Total Transport-Services		28
Veterinary Diagnostics — 0.0%		
VCA Antech*	320	11
Total Veterinary Diagnostics		11
Vitamins & Nutrition Products — 0.0%		
Herbalife*	510	17
Total Vitamins & Nutrition Products		17
Web Portals/ISP — 0.4%		
Google, Cl A*	195	98
Yahoo!*	1,800	51
Total Web Portals/ISP		149
Wireless Equipment — 0.6%		
American Tower, Cl A*	3,320	133
Motorola	7	—
Nokia ADR	1,374	31
Powerwave Technologies*	220	1
Qualcomm	1,350	51
Total Wireless Equipment		216
Total Common Stock (Cost $8,117)		9,593
Corporate Bonds — 19.9%		
Abbott Laboratories 5.600%, 05/15/11	$130	131
Advanta Capital Trust, Ser B, Callable: 03/02/07 @ 104.50 8.990%, 12/17/26	55	56

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Ahern Rentals 144A,		
Callable: 08/15/09 @ 104.63		
9.250%, 08/15/13	$125	$ 130
Allegheny Energy Supply 144A		
8.250%, 04/15/12	30	33
Allied Waste North America, Ser B		
8.500%, 12/01/08	90	94
America Movil		
6.375%, 03/01/35	10	10
American General Finance, Ser G MTN		
5.375%, 09/01/09	50	50
Ameriprise Financial		
5.350%, 11/15/10	45	45
Amerisourcebergen		
5.875%, 09/15/15	70	67
Amgen		
4.000%, 11/18/09	20	19
AOL Time Warner		
7.700%, 05/01/32	30	34
6.875%, 05/01/12	75	79
Appalachian Power		
5.550%, 04/01/11	65	65
Aramark 144A, Callable:		
02/01/09 @ 102.00 (A)		
8.860%, 02/01/15	57	58
AT&T Wireless		
8.750%, 03/01/31	45	58
7.875%, 03/01/11	60	65
Bank of America		
5.375%, 08/15/11	140	141
Bank One		
5.900%, 11/15/11	40	41
5.250%, 01/30/13	80	79
Baxter		
5.900%, 09/01/16	30	31
Canadian National Railway		
5.800%, 06/01/16	65	66
Canadian Natural Resources		
6.000%, 08/15/16	100	100
Cascades, Callable: 02/15/08 @ 103.63		
7.250%, 02/15/13	125	125
Caterpillar		
6.050%, 08/15/36	15	15
Caterpillar Financial Services		
5.050%, 12/01/10	75	75
Chesapeake Energy		
6.500%, 08/15/17	90	86
ChevronTexaco		
3.500%, 09/17/07	120	119
Chubb		
4.934%, 11/16/07	60	60

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Cisco Systems		
5.500%, 02/22/16	$ 35	$ 35
5.250%, 02/22/11	140	140
Citigroup		
5.100%, 09/29/11	130	129
Columbus Southern Power, Ser C		
5.500%, 03/01/13	40	40
Comcast		
5.900%, 03/15/16	85	85
5.875%, 02/15/18	20	20
5.300%, 01/15/14	25	24
Conocophillips Canada		
5.626%, 10/15/16 (C)	75	75
CRH America		
6.000%, 09/30/16	15	15
DaimlerChrysler		
4.750%, 01/15/08	90	89
Deluxe, Ser B		
3.500%, 10/01/07	80	78
Denbury Resources,		
Callable: 04/01/08 @ 103.75		
7.500%, 04/01/13	60	60
Deutsche Telekom		
8.000%, 06/15/10	135	145
Dominion Resources, Ser A		
5.600%, 11/15/16	20	20
Echostar DBS		
7.125%, 02/01/16	120	120
Enbridge Energy Partners		
5.875%, 12/15/16	20	20
ERP Operating		
5.125%, 03/15/16	45	43
FedEx		
5.500%, 08/15/09	30	30
Ford Motor Credit		
7.375%, 10/28/09	120	121
FPL Group Capital		
5.625%, 09/01/11	150	151
FTI Consulting, 144A,		
Callable: 10/01/11 @ 103.88		
7.750%, 10/01/16	120	124
General Cable,		
Callable: 11/15/07 @ 104.75		
9.500%, 11/15/10	55	58
General Electric Capital MTN,		
Callable: 01/22/09 @ 100.00		
5.720%, 08/22/11	75	75

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	$ 50	$ 48
General Motors Acceptance		
7.000%, 02/01/12	115	117
Gregg Appliances,		
Callable: 02/01/09 @ 104.50		
9.000%, 02/01/13	90	90
Hartford Financial Services Group		
5.663%, 11/16/08	35	35
HSBC Finance		
6.375%, 10/15/11	110	115
Intelsat (A),		
Callable: 07/15/07 @100.00		
10.252%, 01/15/12	28	28
J.C. Penney, Callable: 04/01/07 @ 102.84		
8.125%, 04/01/27	30	31
John Deere Capital		
5.400%, 10/17/11	30	30
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	85	83
K. Hovnanian Enterprises		
6.250%, 01/15/16	30	28
K. Hovnanian Enterprises,		
Callable: 04/01/07 @ 104.44		
8.875%, 04/01/12	70	72
Lockheed Martin		
7.200%, 05/01/36	20	23
Masco		
6.125%, 10/03/16	15	15
Mastec 144A, Callable: 02/01/12 @ 103.81		
7.625%, 02/01/17	50	50
Merrill Lynch		
5.450%, 07/15/14	80	80
Metlife		
5.375%, 12/15/12	30	30
5.000%, 06/15/15	95	92
MGM Mirage		
6.625%, 07/15/15	35	33
5.875%, 02/27/14	35	33
Midamerican Energy Holdings		
5.875%, 10/01/12	125	127
Morgan Stanley		
4.000%, 01/15/10	75	72
Motorola		
8.000%, 11/01/11	25	27
Neenah Paper,		
Callable: 11/15/09 @ 103.69		
7.375%, 11/15/14	38	37
Nextel Communications, Ser E,		
Callable: 10/31/08 @ 103.44		
6.875%, 10/31/13	90	91

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Norampac, Callable: 06/01/08 @ 103.38		
6.750%, 06/01/13	$125	$ 121
Open Solutions 144A,		
Callable: 02/01/11 @ 104.88		
9.750%, 02/01/15	30	31
Pemex Project		
8.500%, 02/15/08	105	108
PNC Funding		
4.200%, 03/10/08	50	49
Prologis Trust		
7.100%, 04/15/08	20	20
Prudential Financial MTN		
3.750%, 05/01/08	25	24
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	20	19
PSE&G Power		
7.750%, 04/15/11	75	81
6.950%, 06/01/12	35	37
PSI Energy		
6.050%, 06/15/16	20	20
Puget Sound Energy		
6.274%, 03/15/37	20	20
Quebecor World 144A,		
Callable: 01/15/11 @ 104.88		
9.750%, 01/15/15	100	104
Qwest		
8.875%, 03/15/12	70	78
7.500%, 10/01/14	30	32
R.H. Donelley,		
Callable: 01/15/11 @ 104.44		
8.875%, 01/15/16	57	60
Rental Service 144A,		
Callable: 12/01/10 @ 104.75		
9.500%, 12/01/14	65	68
Residential Capital 144A,		
Callable: 04/17/07 @ 100.00 (A)		
7.190 %, 04/17/09	80	80
Rogers Cable		
6.750%, 03/15/15	20	21
Rogers Wireless,		
Callable: 12/15/08 @ 104.00		
8.000%, 12/15/12	67	71
Sbarro 144A, Callable: 02/01/10 @ 107.78		
10.375%, 02/01/15	40	41
SBC Communications		
5.100%, 09/15/14	95	92
Schering-Plough		
6.750%, 12/01/33	50	54
5.550%, 12/01/13	90	89
Shell International		
5.625%, 06/27/11	65	66

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Simon Property Group,		
Callable: 12/02/11 @ 100.00		
5.000%, 03/01/12	$ 25	$ 25
SLM		
5.450%, 04/25/11	145	145
Southern Power, Ser B		
6.250%, 07/15/12	35	36
Stater Brothers Holdings,		
Callable: 06/15/12 @ 104.06		
8.125%, 06/15/12	35	36
Telecom Italia Capital		
4.000%, 11/15/08	135	132
TFM, Callable: 05/01/09 @ 104.69		
9.375%, 05/01/12	25	27
Town Sports International,		
Callable: 04/15/07 @ 104.81		
9.625%, 04/15/11	13	14
Toys R Us		
7.875%, 04/15/13	30	27
Transdigm 144A,		
Callable: 07/15/09 @ 105.81		
7.750%, 07/15/14	115	117
Turanalem Finance 144A		
8.250%, 01/22/37	120	121
Union Pacific		
3.875%, 02/15/09	150	146
Uno Restaurant 144A,		
Callable: 02/15/08 @ 110.00		
10.000%, 02/15/11	25	21
Wachovia MTN		
5.700%, 08/01/13	100	102
Wal-Mart Stores		
4.550%, 05/01/13	35	33
Washington Mutual Financial		
6.875%, 05/15/11	25	26
Weyerhaeuser		
5.950%, 11/01/08	10	10
Wyeth		
5.500%, 02/01/14	35	35
Xcel Energy		
7.000%, 12/01/10	130	137
Xerox Capital Trust I,		
Callable: 02/01/07 @ 102.45		
8.000%, 02/01/27	85	87
Total Corporate Bonds (Cost $7,675)		7,679

Description	Face Amount (000)	Value (000)
U.S. Government Agency Obligations — 19.3%		
Federal Home Loan Bank,		
Callable: 11/03/08 @ 100.00		
5.250%, 11/03/09	$ 410	$ 410
Callable: 10/16/08 @ 100.00,		
5.000%, 10/16/09	130	129
Federal Home Loan Mortgage		
6.500%, 04/01/35	6	6
6.000%, 11/01/36	502	505
6.000%, 12/01/36	5	5
6.000%, 08/01/29	23	23
5.910%, 12/01/36 (A)	275	277
5.875%, 03/21/11	40	41
5.870%, 01/01/37 (A)	345	348
5.500%, 09/01/17	23	23
5.500%, 09/01/19	34	34
5.500%, 07/01/20	49	49
5.500%, 08/01/20	140	140
5.500%, 09/01/21	254	253
5.500%, 10/01/34	70	69
5.500%, 01/01/35	151	148
5.500%, 02/01/35	194	191
5.500%, 03/01/35	59	58
5.500%, 06/01/35	303	298
Callable: 02/24/09 @ 100.00,		
5.250%, 02/24/11	165	164
5.000%, 07/01/21	297	291
Federal National Mortgage Association		
6.500%, 03/01/35	137	139
6.500%, 05/01/36	25	25
6.500%, 05/01/36	153	155
6.500%, 05/01/36	404	411
6.250%, 02/01/11	250	259
6.000%, 01/01/29	43	44
6.000%, 07/01/36	166	167
6.000%, 07/01/36	293	294
6.000%, 08/01/36	94	94
6.000%, 09/01/36	230	231
6.000%, 10/01/36	5	5
6.000%, 11/01/36	188	189
5.500%, 03/01/20	66	66
5.500%, 04/01/21	81	80
5.500%, 06/01/35	196	193
5.500%, 07/01/35	147	145
5.500%, 09/01/35	36	36
5.500%, 12/01/35	558	549
5.500%, 01/01/36	63	62
5.500%, 02/01/36	200	197
5.500%, 04/01/36	126	123

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
Federal National Mortgage Association — continued		
5.500%, 11/01/36	$ 93	$ 92
5.125%, 01/02/14	40	40
5.000%, 08/01/34 (A)	117	117
5.000%, 05/01/36	128	123
4.500%, 09/01/35	185	172
Total U.S. Government Agency Obligations (Cost $7,491)		**7,470**
U.S. Treasury Obligations — 16.5%		
U.S. Treasury Bonds		
5.375%, 02/15/31	435	459
4.500%, 02/15/36	620	579
U.S. Treasury Notes		
4.875%, 07/31/11	355	356
4.875%, 08/15/09	200	200
4.750%, 05/15/14	310	309
4.625%, 11/15/09	380	378
4.625%, 11/15/16	1,010	994
4.500%, 11/30/11	970	956
3.875%, 07/31/07	335	333
3.875%, 07/15/10	1,490	1,447
3.375%, 09/15/09	370	356
Total U.S. Treasury Obligations (Cost $6,451)		**6,367**
Foreign Common Stock — 7.1%		
Australia — 0.5%		
BHP Billiton	649	13
Commonwealth Bank of Australia	150	6
CSL	205	11
Insurance Australia Group	6,245	31
QBE Insurance Group	3,011	72
Rio Tinto	328	20
Santos	5,181	38
Telstra	1,700	6
Woolworths	200	4
Total Australia		**201**
Austria — 0.1%		
Andritz	100	22
Telekom Austria	200	5
Total Austria		**27**
Belgium — 0.2%		
Dexia	625	19
Fortis	1,723	72
Total Belgium		**91**

Description	Shares	Value (000)
Canada — 0.2%		
Bank of Nova Scotia	600	$ 26
Canadian Imperial Bank of Commerce	400	34
EnCana	200	10
Gerdau Ameristeel	300	3
IPSCO	90	9
Metro, Cl A	100	3
Petro-Canada	100	4
Total Canada		**89**
Denmark — 0.1%		
Auriga Industries, Cl B	200	5
Jyske Bank*	400	31
Total Denmark		**36**
Finland — 0.1%		
Outokumpu	238	10
Rautaruukki	400	16
Total Finland		**26**
France — 0.6%		
Air France-KLM	1,638	74
BNP Paribas	585	66
Bouygues	18	1
CNP Assurances	190	22
Compagnie Generale des Etablissements Michelin, Cl B	277	25
France Telecom	100	3
Societe Generale	290	52
Total	176	12
Vivendi	83	3
Total France		**258**
Germany — 0.7%		
Allianz SE	140	28
Deutsche Bank	14	2
Deutsche Lufthansa	2,986	84
E.ON	54	7
Freenet.de*	54	2
Heidelberger Druckmaschinen	861	37
MAN	94	10
Muenchener Rueckversicherungs	85	13
Salzgitter	517	67
ThyssenKrupp	233	11
Total Germany		**261**
Greece — 0.0%		
Intracom Holdings*	200	1
Total Greece		**1**

Description	Shares	Value (000)
Hong Kong — 0.1%		
CLP Holdings	500	$ 4
Vtech Holdings	3,326	20
Total Hong Kong		24
Italy — 0.1%		
ENI	1,500	48
IFIL - Investments	101	1
Milano Assicurazioni	745	6
Total Italy		55
Japan — 1.3%		
BMB	4,000	15
Bosch	1,015	5
Brother	3,000	42
Canon	700	37
Central Japan Railway	3	32
Daito Trust Construction	100	5
Fujitsu Frontech	100	1
JFE Holdings	1,400	78
KDDI	3	21
Komatsu	2,000	42
Mazda Motor	7,000	46
Nippon Steel	700	4
Nissan Diesel Motor	5,000	18
Nissin Kogyo	300	8
Ricoh Leasing	100	3
Santen Pharmaceutical	250	7
Sumitomo Trust & Banking	2,000	22
Suzuki Motor	1,600	46
Tokyo Electron	9	1
Toyota Boshoku	2,700	57
Yamazen	1,000	7
Total Japan		497
Netherlands — 0.7%		
ABN AMRO Holding	260	8
Aegon	3,267	65
Boskalis Westminster	102	9
Heineken	1,201	61
ING Groep	480	21
Royal Dutch Shell, Cl A	2,831	96
Koninklijke (Royal) KPN	1,082	16
Total Netherlands		276
New Zealand — 0.3%		
Air New Zealand	52,426	72
Fletcher Building	5,885	47
Sky Network Television	5,576	23
Total New Zealand		142
Norway — 0.1%		
Statoil	900	24
Total Norway		24

Description	Shares	Value (000)
Portugal — 0.1%		
Banco Comercial Portugues	6,004	$ 22
Total Portugal		22
Spain — 0.2%		
Banco Bilbao Vizcaya Argentaria	373	9
Banco Santander Central Hispano	4,619	88
Telefonica	312	7
Total Spain		104
Sweden — 0.4%		
JM	2,000	54
Nordea Bank	4,500	71
TeliaSonera	2,400	19
Total Sweden		144
Switzerland — 0.2%		
Credit Suisse Group	541	38
Syngenta	49	9
UBS	120	8
Zurich Financial Services	80	22
Total Switzerland		77
United Kingdom — 1.1%		
Antofagasta	6,190	57
Ashtead	4,590	16
AstraZeneca	649	36
Aviva	632	10
Barclays	900	13
BHP Billiton	393	7
British Airways*	5,006	53
British American Tobacco	300	9
BT Group	4,122	25
Drax Group	831	11
Gallaher Group	169	4
HBOS	280	6
HSBC Holdings	600	11
Imperial Tobacco Group	123	5
International Power	2,100	15
Lloyds	200	2
Marks & Spencer Group	439	6
NETeller* (B)	209	1
Next	153	6
Rio Tinto	400	22
Royal Bank of Scotland	815	33
Royal Dutch Shell, Cl B	578	19
Shire	400	8
Standard Chartered	400	12
Tesco	1,600	13
Unilever	277	8
Vodafone Group	1,837	6
Total United Kingdom		414
Total Foreign Common Stock (Cost $2,100)		2,769

OLD MUTUAL ASSET ALLOCATION
CONSERVATIVE PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
Mortgage Related — 6.1%		
Banc of America Mortgage, CMO (A)		
Ser 2005-D, Cl 2A-4		
4.777%, 05/25/35	$ 275	$ 271
Banc of America Mortgage, CMO,		
Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	102	100
Bear Stearns, CMBS,		
Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	85	83
Bear Stearns, CMBS,		
Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	180	180
Bear Stearns, CMBS,		
Ser 2006-T22, Cl A2		
5.467%, 04/12/38	140	140
Bear Stearns, CMBS,		
Ser 2005-T20, Cl A2		
5.127%, 10/12/42	150	148
Chase Mortgage Finance, CMO,		
Ser 2004-S1, Cl A3		
5.500%, 02/25/19	94	93
Chase Mortgage Finance, CMO,		
Ser 2006-A1, Cl 2A2		
6.100%, 09/25/36	200	199
Chase Mortgage Finance, CMO,		
Ser 2006-A1, Cl 4A1		
6.072%, 09/25/36	354	354
Citigroup, CMBS, Ser 2004-C2, Cl A3		
4.380%, 10/15/41	145	139
Countrywide Home Loans, CMO,		
Ser 2005-HYB8, Cl 2A1		
5.320%, 12/20/35	110	110
JPMorgan Chase, CMBS,		
Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	55	53
JPMorgan Chase, CMBS,		
Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	112	109
JPMorgan Mortgage Trust, CMO,		
Ser 2006-A, Cl 3A2		
5.994%, 06/25/36	23	23
Prime Mortgage Trust, CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	173	171
Wells Fargo, CMO,		
Ser 2006-11, Cl A8		
6.000%, 09/25/36	167	167
Total Mortgage Related (Cost $2,360)		2,340

Description	Face Amount (000)/Shares	Value (000)
Foreign Bonds — 2.0%		
Canadian Government (CAD)		
5.750%, 06/01/33	20	$ 21
5.250%, 06/01/13	90	81
Citigroup (JPY)		
2.400%, 10/31/25	6,000	48
Deutschland Republic (EUR)		
5.000%, 07/04/12	60	82
3.750%, 01/04/15	35	45
3.750%, 07/14/13	124	159
3.500%, 01/04/16	20	25
Netherlands Government (EUR)		
4.250%, 07/15/13	66	87
United Kingdom Gilt (GBP)		
4.000%, 09/07/16	120	219
Total Foreign Bonds (Cost $760)		767
Investment Company — 0.1%		
Index Fund-Midcap — 0.1%		
iShares Russell Midcap Value Index Fund	200	29
Total Index Fund-Midcap		29
Total Investment Company (Cost $26)		29
Foreign Preferred Stock — 0.0%		
Germany — 0.0%		
Porsche	4	4
Total Foreign Preferred Stock (Cost $3)		4
Asset-Backed Securities — 0.0%		
Home Equity Loans — 0.0%		
Residential Asset Mortgage Program,		
Ser 2004-RS12, Cl AI2		
3.767%, 02/25/27	$ 3	3
Total Asset-Backed Securities (Cost $2)		3
Repurchase Agreement — 3.8%		
Deutsche Bank		
5.22%, dated 01/31/07, to be repurchased on 02/01/07, repurchase price $1,458,643 (collateralized by a U.S. Government obligation, par value $1,437,000, 6.375%, 06/15/09; total market value $1,487,778) (D)	1,458	1,458
Total Repurchase Agreement (Cost $1,458)		1,458
Total Investments — 99.6% (Cost $36,443)		38,479
Other Assets and Liabilities, Net — 0.4%		151
Total Net Assets — 100.0%		$ 38,630

As of January 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
03/14/2007	EUR	(85,013)	AUD	140,000	$ (2,413)
03/14/2007	GBP	(66,650)	AUD	166,963	(1,426)
03/14/2007	EUR	(14,087)	CAD	21,314	(256)
03/14/2007	EUR	(50,000)	DKK	372,798	(8)
03/14/2007	AUD	(34,890)	EUR	20,633	(121)
03/14/2007	DKK	(127,263)	EUR	17,060	(9)
03/14/2007	GBP	(64,192)	EUR	94,958	(2,112)
03/14/2007	NOK	(664,496)	EUR	80,000	(2,249)
03/14/2007	EUR	(352,215)	JPY	53,712,831	(12,240)
03/14/2007	EUR	(35,850)	NOK	292,790	207
03/14/2007	EUR	(74,987)	SEK	676,393	(284)
03/14/2007	AUD	(122,657)	USD	96,653	1,525
03/14/2007	NZD	(45,140)	USD	30,000	(1,008)
03/14/2007	SEK	(455,124)	USD	67,426	1,741
03/14/2007	USD	(48,819)	CAD	55,629	(1,482)
03/14/2007	USD	(91,553)	DKK	512,969	(1,738)
03/14/2007	USD	(1,815,235)	EUR	1,361,250	(37,989)
03/14/2007	USD	(345,932)	GBP	174,963	(2,260)
03/14/2007	USD	(436,831)	JPY	49,850,654	(21,404)
03/14/2007	USD	(68,542)	NOK	418,763	(1,302)
03/14/2007	USD	(31,225)	NZD	45,738	193
TOTAL					$(84,635)

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

21

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO

MARKET OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Balanced Portfolio's Class A shares gained 9.61% at net asset value, while the S&P 1500 Index returned 13.64% and the Lehman Brothers U.S. Aggregate Index returned 3.65%.*

- *Acadian Asset Management, Inc.'s international equity mandate, the emerging markets equity mandate sub-advised by Clay Finlay Inc. and Provident Investment Counsel, Inc.'s large-cap growth mandate outperformed their respective benchmarks and enhanced performance during the period.*

- *Detracting from relative performance were Analytic Investors, Inc.'s large-cap blend mandate, Provident Investment Counsel, Inc.'s mid-cap growth mandate and the small-cap value mandates sub-advised by Thomson Horstmann & Bryant, Inc. and Thompson, Siegel & Walmsley, Inc.*

Q. How did the Fund perform relative to its benchmarks?

A. For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Balanced Portfolio's (the "Fund") Class A shares gained 9.61% at net asset value, while the S&P 1500 Index returned 13.64% and the Lehman Brothers U.S. Aggregate Index returned 3.65%. Performance for all share classes can be found on page 24.

Q. What investment environment did the Fund face during the past six months?

A. All 13 asset classes used to construct the Old Mutual Asset Allocation Portfolios produced positive returns for the six-month period ended January 31, 2007. This happens less frequently than many investors might think. During the last 10 years (120 rolling six-month periods), for example, this has only happened 21 times, or 17.5% of the time. More remarkably, all nine equity benchmarks for the equity asset classes returned more than 10% during the period. This has only occurred in nine other six-month periods during the last 10 years.

Q. Which market factors influenced the Fund's relative performance?

A. One characteristic that sets the Fund apart from many of its peers is its 5% target allocation to international bonds. Ibbotson Associates Advisors, LLC ("Ibbotson") believes that, over the long term, this allocation will boost returns with minimal impact to the Fund's risk characteristics due to low correlations with other asset classes. However, during the six-month period, international bonds did not perform as well as U.S. fixed asset classes. Therefore, this allocation detracted from the Fund's performance relative to its peers during the period.

Offsetting the lower returns produced by international bonds, the Fund's current allocation to emerging markets and real estate boosted relative performance. As with international bonds, many balanced asset allocation funds do not provide exposure to these asset classes.

Q. How did portfolio composition affect Fund performance?

A. The Fund's long-term (strategic) asset class models contributed to performance relative to the benchmark during the period. Dynamic decisions to underweight real estate in favor of U.S. equities detracted from performance, due to continued strong performance in real estate.

Acadian Asset Management, Inc.'s international equity mandate, the emerging markets equity mandate sub-advised by Clay Finlay Inc. and Provident Investment Counsel, Inc.'s ("Provident") large-cap growth mandate outperformed their respective benchmarks and enhanced performance during the period. NII Holdings (formerly known as Nextel International), a provider of cellular communication services in Latin America, benefited the Fund's performance on a relative basis. Also contributing to performance were computer and peripheral manufacturer, Hewlett-Packard, and air passenger and cargo transportation services provider, Air France-KLM.

Detracting from relative performance were Analytic Investors, Inc.'s large-cap blend mandate, Provident's mid-cap growth mandate and the small-cap value mandates sub-advised by Thomson Horstmann & Bryant, Inc. and Thompson, Siegel & Walmsley, Inc. Individual securities which detracted from relative performance included agricultural commodity and product firm, Archer-Daniels-Midland (no longer a Fund holding), operator of betting and gaming operations, Sportingbet, and the United Kingdom's largest producer of electricity, British Energy Group.

Q. What is the investment outlook?

A. Ibbotson believes that a stable U.S. economy is the most likely near-term scenario. The Federal Reserve ("Fed") continues to examine the macroeconomic data, and Ibbotson believes there is no rate cut in sight. Core inflation remains above the 2% target, while the job market has recently produced surprisingly solid numbers. These factors, together with wage data and recent Fed meeting minutes, suggest that the next movement of the Fed funds rate is not likely to occur in the near future and that it may be a rate increase.

The persistent outperformance of U.S. small-cap, which has traditionally displayed strong serial correlation, has started fading, potentially giving way to a phase of large-cap stock outperformance. Sales growth remains near 10% for U.S. large-caps and fell to (2)% for small-caps. Ibbotson notes that large-cap stocks can be less cyclical, and that the U.S. business cycle may be approaching a peak. For these reasons, Ibbotson has shifted a small amount of the Fund's allocation away from mid- and small-cap U.S. equities and into large-cap equities.

*Top Ten Holdings
as of January 31, 2007*

U.S. Treasury Note, 3.875%, 07/15/10	2.3%
U.S. Treasury Note, 4.500%, 11/30/11	1.5%
U.S. Treasury Note, 4.625%, 11/15/16	1.3%
Federal Home Loan Mortgage, 6.000%, 11/01/36	1.2%
U.S. Treasury Bond, 4.500%, 02/15/36	1.1%
U.S. Treasury Bond, 4.875, 07/31/11	1.0%
Federal National Mortgage Association, 5.500%, 12/01/35	0.9%
U.S. Treasury Bond, 5.375%, 02/15/31	0.6%
U.S. Treasury Note, 4.750%, 05/15/14	0.6%
NII Holdings	0.6%
As a % of Total Fund Investments	11.1%

Asset Allocation Balanced Portfolio

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	9/30/04	3.30%	2.94%	8.55%
Class A without load	9/30/04	9.61%	9.27%	11.34%
Class C with deferred sales load	9/30/04	8.17%	7.47%	10.58%
Class C without deferred sales load	9/30/04	9.17%	8.47%	10.58%
Class Z	12/09/05	9.73%	9.51%	11.85%
Institutional Class	9/30/04	9.82%	9.51%	11.64%
S&P 1500 Index	9/30/04	13.64%	13.71%	14.01%
Lehman Brothers U.S. Aggregate Index	9/30/04	3.65%	4.29%	3.28%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

* Not annualized.

Fund Performance



Old Mutual Asset Allocation Balanced Portfolio, Class A
Old Mutual Asset Allocation Balanced Portfolio, Class C
Old Mutual Asset Allocation Balanced Portfolio, Institutional Class
S&P 1500 Index
Lehman Brothers U.S. Aggregate Index

$13,585
$12,927
$12,647
$12,111
$10,785

Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



Commercial Mortgages (0.3%)
Investment Companies (0.2%)
Foreign Preferred Stock (0.2%)
Warrants (0.2%)
Foreign Bonds (1.1%)
Mortgage Related (2.4%)
Repurchase Agreement (4.4%)
U.S. Government Agency Mortgage-Backed Obligations (9.7%)
U.S. Treasury Obligations (10.2%)
Corporate Bonds (10.8%)
Foreign Common Stock (13.3%)
Common Stock (47.2%)

Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 46.8%		
Advertising Services — 0.0%		
Getty Images*	810	$ 40
Inventive Health*	1,100	38
Total Advertising Services		78
Aerospace/Defense — 1.2%		
Aerovironment*	190	4
Boeing	7,804	699
Empresa Brasileira de Aeronautica ADR	2,000	81
General Dynamics	4,900	383
Rockwell Collins	6,170	421
Teledyne Technologies*	790	30
Total Aerospace/Defense		1,618
Aerospace/Defense-Equipment — 0.3%		
Alliant Techsystems*	2,400	194
BE Aerospace*	3,680	110
Curtiss-Wright	1,050	40
DRS Technologies	1,450	80
Goodrich	1,300	64
Total Aerospace/Defense-Equipment		488
Agricultural Chemicals — 0.4%		
Agrium	5,600	194
CF Industries Holdings	1,650	51
Monsanto	6,480	357
Total Agricultural Chemicals		602
Agricultural Operations — 0.0%		
Tejon Ranch*	805	44
Total Agricultural Operations		44
Airlines — 0.2%		
AMR*	4,000	148
Republic Airways Holdings*	1,820	35
UAL*	720	31
Total Airlines		214
Apparel Manufacturers — 0.0%		
Carter's*	500	13
Total Apparel Manufacturers		13
Applications Software — 0.6%		
American Reprographics*	1,175	37
Citrix Systems*	2,580	82
Microsoft	21,645	668
Nuance Communications*	6,640	76
Satyam Computer Services ADR	1,600	37
Total Applications Software		900

Description	Shares	Value (000)
Auction House/Art Dealer — 0.0%		
Premier Exhibitions*	850	$ 8
Total Auction House/Art Dealer		8
Audio/Video Products — 0.1%		
Harman International	1,150	109
Total Audio/Video Products		109
Auto-Cars/Light Trucks — 0.0%		
General Motors	1,606	53
Total Auto-Cars/Light Trucks		53
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	616	11
Total Auto-Medium & Heavy Duty Trucks		11
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	2,318	25
Total Auto/Truck Parts & Equipment-Original		25
B2B/E-Commerce — 0.0%		
webMethods*	2,350	18
Total B2B/E-Commerce		18
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	2,990	143
Total Beverages-Non-Alcoholic		143
Brewery — 0.2%		
Cia Cervecerias Unidas ADR	2,900	87
Grupo Modelo ADR, Cl C	900	49
Molson Coors Brewing, Cl B	2,500	202
Total Brewery		338
Broadcast Services/Programming — 0.1%		
Clear Channel Communications	64	2
Grupo Televisa ADR	4,500	133
Nexstar Broadcasting Group, Cl A*	4,525	28
Total Broadcast Services/Programming		163
Building & Construction Products-Misc. — 0.0%		
NCI Building Systems*	300	17
Total Building & Construction Products-Misc.		17
Building Products-Air &Heating — 0.0%		
AAON	1,350	37
Total Building Products-Air & Heating		37
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	900	104
Total Building Products-Cement/Aggregate		104

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Building Products-Light Fixtures — 0.2%		
Genlyte Group*	2,800	$ 212
Total Building Products-Light Fixtures		212
Building-Heavy Construction — 0.1%		
Washington Group International*	2,080	119
Total Building-Heavy Construction		119
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	2,330	47
Total Building-Mobile Home/ Manufactured Housing		47
Building-Residential/Commercial — 0.1%		
DR Horton	1,520	44
Lennar, Cl A	760	41
Levitt, Cl A	3,570	51
Pulte Homes	1,230	42
Total Building-Residential/Commercial		178
Cable TV — 0.1%		
Comcast, Cl A*	1,640	72
Mediacom Communications, Cl A*	6,710	53
Total Cable TV		125
Casino Hotels — 0.3%		
Harrah's Entertainment	796	67
Melco PBL Entertainment ADR*	90	2
MGM Mirage*	4,475	313
Total Casino Hotels		382
Casino Services — 0.1%		
International Game Technology	2,790	121
Total Casino Services		121
Cellular Telecommunications — 0.7%		
America Movil, Ser L ADR	1,500	66
NII Holdings*	11,350	838
Turkcell Iletisim Hizmet ADR	5,414	78
Total Cellular Telecommunications		982
Chemicals-Diversified — 0.3%		
E.I. du Pont de Nemours	6,000	297
Lyondell Chemical	550	17
Nova Chemicals	3,250	100
Olin	1,345	23
Total Chemicals-Diversified		437
Chemicals-Specialty — 0.2%		
Ashland	2,700	188
Hercules*	4,665	91
Terra Industries*	4,500	64
Total Chemicals-Specialty		343

Description	Shares	Value (000)
Circuit Boards — 0.0%		
Park Electrochemical	1,220	$ 33
Total Circuit Boards		33
Coal — 0.1%		
Arch Coal	790	24
Consol Energy	3,900	134
Massey Energy	1,150	27
Total Coal		185
Commercial Banks Non-US — 0.1%		
Banco Bradesco ADR	2,000	81
ICICI Bank ADR	1,200	53
Kazkommertsbank GDR*	3,100	69
Total Commercial Banks Non-US		203
Commercial Banks-Central US — 0.3%		
Bank Mutual	4,750	56
First Busey	1,350	32
Heartland Financial USA	1,050	30
Independent Bank	1,200	26
Irwin Financial	1,750	38
MB Financial	1,750	65
Oak Hill Financial	750	21
Old Second Bancorp	1,050	30
Total Commercial Banks-Central US		298
Commercial Banks-Eastern US — 0.1%		
Independent Bank	1,100	35
Signature Bank*	1,220	41
Yardville National Bancorp	900	34
Total Commercial Banks-Eastern US		110
Commercial Banks-Southern US — 0.4%		
Colonial BancGroup	9,100	223
Compass Bancshares	3,600	219
Eurobancshares*	1,550	14
Oriental Financial Group	1,950	25
Total Commercial Banks-Southern US		481
Commercial Banks-Western US — 0.2%		
AmericanWest Bancorp	1,450	32
Centennial Bank Holdings*	5,850	52
Community Bancorp*	530	18
Glacier Bancorp	1,200	28
ITLA Capital	900	55
Silver State Bancorp*	1,000	26
Sterling Financial	1,450	48
SVB Financial Group*	1,090	51
Total Commercial Banks-Western US		310

Description	Shares	Value (000)
Commercial Services — 0.2%		
Arbitron	1,100	$ 51
ChoicePoint*	1,390	53
CoStar Group*	450	21
ExlService Holdings*	681	17
PeopleSupport*	1,368	33
Providence Service*	1,000	22
TeleTech Holdings*	1,764	48
Total Commercial Services		245
Commercial Services-Finance — 0.1%		
H&R Block	1,340	33
Wright Express*	1,245	38
Total Commercial Services-Finance		71
Communications Software — 0.0%		
Avid Technology*	520	19
Total Communications Software		19
Computer Aided Design — 0.0%		
Parametric Technology*	1,700	34
Total Computer Aided Design		34
Computer Services — 0.6%		
Ceridian*	6,000	180
Cognizant Technology Solutions, Cl A*	5,980	510
Perot Systems, Cl A*	4,060	66
Syntel	315	10
Unisys*	1,350	12
Total Computer Services		778
Computer Software — 0.0%		
Double-Take Software*	1,500	19
Total Computer Software		19
Computers — 1.2%		
Apple*	6,910	592
Dell*	4,280	104
Hewlett-Packard	18,912	819
International Business Machines	1,979	196
Rackable Systems*	1,080	21
Total Computers		1,732
Computers-Integrated Systems — 0.1%		
Kronos*	550	21
NCR*	1,449	69
Total Computers-Integrated Systems		90
Computers-Memory Devices — 0.3%		
EMC*	10,260	144
Hutchinson Technology*	950	21
Network Appliance*	1,500	56

Description	Shares	Value (000)
Computers-Memory Devices — continued		
Seagate Technology	6,100	$ 165
SimpleTech*	4,200	46
Total Computers-Memory Devices		432
Computers-Peripheral Equipment — 0.0%		
Logitech International*	410	12
Total Computers-Peripheral Equipment		12
Consulting Services — 0.1%		
Advisory Board*	750	42
Corporate Executive Board	600	54
Forrester Research*	600	17
Huron Consulting Group*	500	26
LECG*	3,250	47
Total Consulting Services		186
Consumer Products-Miscellaneous — 0.0%		
Clorox	860	56
Total Consumer Products-Miscellaneous		56
Containers-Paper/Plastic — 0.1%		
Sealed Air	3,150	208
Total Containers-Paper/Plastic		208
Cosmetics & Toiletries — 0.0%		
Elizabeth Arden*	700	13
Total Cosmetics & Toiletries		13
Cruise Lines — 0.1%		
Carnival	3,915	202
Total Cruise Lines		202
Data Processing/Management — 0.2%		
Automatic Data Processing	3,080	147
Dun & Bradstreet	275	23
Fair Isaac	620	25
NAVTEQ*	470	17
Total Data Processing/Management		212
Diagnostic Equipment — 0.0%		
Gen-Probe*	840	43
Total Diagnostic Equipment		43
Diagnostic Kits — 0.1%		
Inverness Medical Innovations*	1,450	60
Quidel*	2,892	39
Total Diagnostic Kits		99
Dialysis Centers — 0.0%		
DaVita*	550	30
Dialysis Corp of America*	2,680	35
Total Dialysis Centers		65

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Disposable Medical Products — 0.0%		
C.R. Bard	620	$ 51
Total Disposable Medical Products		51
Distribution/Wholesale — 0.2%		
Beacon Roofing Supply*	1,600	33
Bell Microproducts*	5,080	37
Fastenal	990	37
Owens & Minor	950	32
Watsco	550	28
Total Distribution/Wholesale		167
Diversified Manufacturing Operations — 1.0%		
3M	3,250	242
Dover	3,480	173
ESCO Technologies*	2,604	124
General Electric	9,430	340
Griffon*	600	16
Honeywell International	3,969	181
Illinois Tool Works	4,876	249
Trinity Industries	195	7
Tyco International	5,628	179
Total Diversified Manufacturing Operations		1,511
Diversified Minerals — 0.1%		
Cia Vale do Rio Doce ADR	2,400	81
Total Diversified Minerals		81
Diversified Operations — 0.1%		
Resource America, Cl A	1,550	42
Walter Industries	950	27
Total Diversified Operations		69
Drug Delivery Systems — 0.0%		
Conor Medsystems*	340	11
Noven Pharmaceuticals*	700	19
Total Drug Delivery Systems		30
E-Commerce/Products — 0.0%		
Submarino GDR 144A	900	55
Total E-Commerce/Products		55
E-Commerce/Services — 0.0%		
Expedia*	2,573	55
Total E-Commerce/Services		55
E-Services/Consulting — 0.0%		
Perficient*	597	13
Total E-Services/Consulting		13
Educational Software — 0.0%		
Blackboard*	1,700	50
Total Educational Software		50

Description	Shares	Value (000)
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	3,264	$ 147
Total Electric Products-Miscellaneous		147
Electric-Generation — 0.0%		
AES*	1,083	23
Total Electric-Generation		23
Electric-Integrated — 1.2%		
Alliant Energy	5,200	189
Centerpoint Energy	15,000	259
Dominion Resources	2,000	166
DTE Energy	4,900	227
Duke Energy	6,864	135
Entergy	2,933	272
OGE Energy	3,900	151
PPL	6,000	214
TXU	2,027	110
Total Electric-Integrated		1,723
Electronic Components-Miscellaneous — 0.1%		
Benchmark Electronics*	1,420	32
Flextronics International*	3,565	42
Hon Hai Precision GDR 144A	7,415	101
Total Electronic Components-Miscellaneous		175
Electronic Components-Semiconductors — 0.6%		
Actel*	1,550	28
DSP Group*	4,000	84
International Rectifier*	760	32
MEMC Electronic Materials*	3,700	194
Micron Technology*	2,896	37
Microsemi*	1,450	26
Nvidia*	5,605	172
PMC-Sierra*	3,100	19
QLogic*	4,730	87
Samsung Electronics GDR 144A	340	104
Semtech*	3,090	42
Xilinx	1,840	45
Total Electronic Components-Semiconductors		870
Electronic Design Automation — 0.1%		
Comtech Group*	900	15
Synplicity*	10,170	66
Total Electronic Design Automation		81
Electronic Forms — 0.3%		
Adobe Systems*	9,385	365
Total Electronic Forms		365

Description	Shares	Value (000)
Electronic Parts Distribution — 0.0%		
Avnet*	1,070	$ 33
Total Electronic Parts Distribution		33
Electronics-Military — 0.1%		
EDO	1,800	42
L-3 Communications Holdings	1,100	90
Total Electronics-Military		132
Engineering/R&D Services — 0.2%		
Fluor	1,590	131
Shaw Group*	1,050	36
Stanley*	1,100	18
URS*	1,100	47
Total Engineering/R&D Services		232
Enterprise Software/Services — 0.5%		
BMC Software*	4,200	144
Concur Technologies*	1,125	17
Lawson Software*	13,120	99
Open Text*	2,400	45
Oracle*	15,575	267
Sybase*	7,150	185
Total Enterprise Software/Services		757
Entertainment Software — 0.1%		
Activision*	5,810	99
Electronic Arts*	410	21
THQ*	1,000	30
Total Entertainment Software		150
Fiduciary Banks — 0.2%		
Mellon Financial	80	3
Northern Trust	3,800	231
Total Fiduciary Banks		234
Filtration/Separation Products — 0.1%		
Clarcor	1,950	68
Total Filtration/Separation Products		68
Finance-Commercial — 0.0%		
NewStar Financial*	700	14
Total Finance-Commercial		14
Finance-Consumer Loans — 0.3%		
Encore Capital Group*	4,460	51
First Marblehead	925	50
Nelnet, Cl A*	1,300	36
Portfolio Recovery Associates*	810	35
SLM	4,852	223
Total Finance-Consumer Loans		395

Description	Shares	Value (000)
Finance-Investment Banker/Broker — 1.3%		
Citigroup	4,988	$ 275
Evercore Partners, Cl A*	697	24
Greenhill	955	72
JPMorgan Chase	9,048	461
Lazard, Cl A	8,415	427
Lehman Brothers Holdings	3,641	299
Morgan Stanley	2,466	204
Total Finance-Investment Banker/Broker		1,762
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	2,907	164
Total Finance-Mortgage Loan/Banker		164
Finance-Other Services — 0.2%		
Asset Acceptance Capital*	6,840	105
Cbot Holdings, Cl A*	480	81
GFI Group*	400	26
International Securities Exchange Holdings	450	19
Nasdaq Stock Market*	3,270	111
Total Finance-Other Services		342
Financial Guarantee Insurance — 0.2%		
AMBAC Financial Group	1,080	95
MGIC Investment	2,039	126
Triad Guaranty*	170	9
Total Financial Guarantee Insurance		230
Food-Dairy Products — 0.2%		
Dean Foods*	5,173	229
Wimm-Bill-Dann Foods ADR	900	58
Total Food-Dairy Products		287
Food-Miscellaneous/Diversified — 0.2%		
ConAgra Foods	2,765	71
Unilever ADR	5,420	145
Total Food-Miscellaneous/Diversified		216
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	1,100	32
Kroger	3,944	101
Total Food-Retail		133
Food-Wholesale/Distribution — 0.1%		
Sysco	3,250	112
Total Food-Wholesale/Distribution		112
Forestry — 0.1%		
Plum Creek Timber	4,500	181
Total Forestry		181

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	1,850	$ 64
Total Gambling (Non-Hotel)		64
Gas-Distribution — 0.2%		
Energen	4,800	222
WGL Holdings	490	16
Total Gas-Distribution		238
Gold Mining — 0.1%		
Randgold Resources ADR*	4,900	115
Total Gold Mining		115
Golf — 0.0%		
Callaway Golf	1,475	24
Total Golf		24
Hazardous Waste Disposal — 0.1%		
Stericycle*	1,160	89
Total Hazardous Waste Disposal		89
Health Care Cost Containment — 0.3%		
Hooper Holmes*	6,170	21
McKesson	7,791	434
Total Health Care Cost Containment		455
Hotels & Motels — 0.1%		
InterContinental Hotels ADR	1,010	25
Marriott International, Cl A	2,370	114
Starwood Hotels & Resorts Worldwide	382	24
Total Hotels & Motels		163
Human Resources — 0.6%		
Hewitt Associates, Cl A*	7,000	189
Hudson Highland Group*	2,200	35
Kenexa*	1,274	46
Labor Ready*	950	18
Manpower	2,100	153
Monster Worldwide*	8,800	435
Total Human Resources		876
Import/Export — 0.0%		
Castle Brands*	1,610	10
Total Import/Export		10
Independent Power Producer — 0.0%		
Mirant*	870	30
Reliant Energy*	3,350	50
Total Independent Power Producer		80
Industrial Automation/Robot — 0.0%		
Cognex	1,030	22
Total Industrial Automation/Robot		22

Description	Shares	Value (000)
Industrial Gases — 0.4%		
Air Products & Chemicals	445	$ 33
Praxair	8,225	519
Total Industrial Gases		552
Instruments-Controls — 0.1%		
Watts Water Technologies, Cl A	1,850	81
Total Instruments-Controls		81
Instruments-Scientific — 0.2%		
PerkinElmer	7,000	167
Thermo Fisher Scientific*	3,209	154
Total Instruments-Scientific		321
Insurance Brokers — 0.3%		
AON	2,778	100
Brown & Brown	6,800	192
Marsh & McLennan	2,640	78
Total Insurance Brokers		370
Internet Application Software — 0.1%		
Cryptologic	1,200	30
DealerTrack Holdings*	1,291	36
Vocus*	1,308	24
Total Internet Application Software		90
Internet Connective Services — 0.0%		
Cogent Communications Group*	1,722	36
Total Internet Connective Services		36
Internet Infrastructure Software — 0.1%		
F5 Networks*	740	53
Openwave Systems*	2,400	21
Opsware*	2,676	21
Total Internet Infrastructure Software		95
Internet Security — 0.1%		
Ipass*	2,730	14
Symantec*	6,480	115
Total Internet Security		129
Investment Management/Advisory Services — 0.1%		
Affiliated Managers Group*	500	56
Legg Mason	1,090	114
Total Investment Management/ Advisory Services		170
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	2,910	61
Newport*	1,500	30
Total Lasers-Systems/Components		91

Description	Shares	Value (000)
Life/Health Insurance — 0.2%		
Cigna	1,700	$ 225
KMG America*	2,030	19
Total Life/Health Insurance		244
Machine Tools & Related Products — 0.2%		
Kennametal	3,900	241
Total Machine Tools & Related Products		241
Machinery-Construction & Mining — 0.5%		
Caterpillar	8,447	541
Terex*	2,400	137
Total Machinery-Construction & Mining		678
Machinery-Electrical — 0.0%		
Franklin Electric	1,000	50
Total Machinery-Electrical		50
Machinery-General Industry — 0.0%		
Gardner Denver*	850	33
Total Machinery-General Industry		33
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	1,130	39
Total Machinery-Print Trade		39
Medical Imaging Systems — 0.0%		
Vital Images*	500	17
Total Medical Imaging Systems		17
Medical Information Systems — 0.3%		
Allscripts Healthcare Solutions*	750	23
Cerner*	6,275	282
Eclipsys*	730	14
IMS Health	1,720	50
Phase Forward*	1,525	21
Total Medical Information Systems		390
Medical Instruments — 0.5%		
Cambridge Heart*	16,810	44
Conceptus*	2,450	57
Datascope	750	28
Medtronic	7,515	402
Natus Medical*	2,890	44
St. Jude Medical*	850	36
Symmetry Medical*	4,090	56
Total Medical Instruments		667
Medical Labs & Testing Services — 0.1%		
Covance*	650	40
Laboratory Corp of America Holdings*	2,200	162
Total Medical Labs & Testing Services		202

Description	Shares	Value (000)
Medical Products — 0.3%		
Baxter International	4,292	$ 213
Becton Dickinson	195	15
Haemonetics*	850	41
Henry Schein*	2,390	122
PSS World Medical*	1,350	27
Syneron Medical*	1,300	32
Vital Signs	550	28
Total Medical Products		478
Medical-Biomedical/Genetic — 0.7%		
Barrier Therapeutics*	8,590	63
Cambrex	2,390	52
Celgene*	1,920	103
Enzon Pharmaceuticals*	1,630	15
Genzyme*	6,840	450
Integra Lifesciences*	950	41
Invitrogen*	910	56
Keryx Biopharmaceuticals*	2,500	28
Lifecell*	710	17
Medimmune*	560	19
Nektar Therapeutics*	1,600	20
Orchid Cellmark*	4,100	15
PDL BioPharma*	3,390	70
Total Medical-Biomedical/Genetic		949
Medical-Drugs — 1.6%		
Adams Respiratory Therapeutics*	3,080	138
Allergan	2,850	333
Angiotech Pharmaceuticals*	9,080	79
Aspreva Pharmaceuticals*	2,050	41
Bristol-Myers Squibb	7,839	226
Dr Reddy's Laboratories ADR	3,200	54
Pfizer	27,671	726
Santarus*	4,925	34
Schering-Plough	21,037	526
Wyeth	4,678	231
Total Medical-Drugs		2,388
Medical-Generic Drugs — 0.1%		
Perrigo	3,390	58
Teva Pharmaceutical Industries ADR	2,100	74
Zentiva GDR	800	48
Total Medical-Generic Drugs		180
Medical-HMO — 0.5%		
Humana*	871	48
UnitedHealth Group	5,866	307
WellPoint*	3,826	300
Total Medical-HMO		655

Old Mutual Asset Allocation Balanced Portfolio — continued

Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	1,500	$ 16
Total Medical-Nursing Homes		16
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	1,900	75
Radiation Therapy Services*	1,993	59
Total Medical-Outpatient/Home Medical		134
Medical-Wholesale Drug Distributors — 0.2%		
AmerisourceBergen	3,500	183
Cardinal Health	1,133	81
Total Medical-Wholesale Drug Distributors		264
Metal Processors & Fabricators — 0.2%		
Commercial Metals	6,800	185
Ladish*	1,137	46
Precision Castparts	1,150	102
Total Metal Processors & Fabricators		333
Metal-Aluminum — 0.1%		
Alcoa	5,260	170
Total Metal-Aluminum		170
Metal-Copper — 0.1%		
Phelps Dodge	1,166	144
Total Metal-Copper		144
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold, Cl B	2,490	143
Total Metal-Diversified		143
Miscellaneous Manufacturing — 0.0%		
Aptargroup	410	25
Total Miscellaneous Manufacturing		25
Multi-Line Insurance — 1.1%		
Allstate	3,661	220
American International Group	3,100	212
Cincinnati Financial	5,300	237
Hartford Financial Services Group	2,645	251
Loews	4,615	201
Metlife	2,046	127
XL Capital, Cl A	4,946	342
Total Multi-Line Insurance		1,590
Multimedia — 0.2%		
Entravision Communications, Cl A*	2,500	20
Gemstar-TV Guide International*	11,310	46
Walt Disney	5,785	203
Total Multimedia		269

Description	Shares	Value (000)
Networking Products — 0.1%		
Anixter International*	100	$ 5
Cisco Systems*	4,590	122
Foundry Networks*	1,980	29
Netgear*	550	14
Total Networking Products		170
Non-Ferrous Metals — 0.2%		
Cameco	7,205	275
USEC*	2,730	37
Total Non-Ferrous Metals		312
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	3,070	39
Waste Management	1,910	73
WCA Waste*	1,520	10
Total Non-Hazardous Waste Disposal		122
Office Automation & Equipment — 0.1%		
Pitney Bowes	1,560	75
Total Office Automation & Equipment		75
Office Supplies & Forms — 0.2%		
Avery Dennison	3,500	239
Total Office Supplies & Forms		239
Oil & Gas Drilling — 0.2%		
Atlas America*	950	51
Diamond Offshore Drilling	340	29
Pride International*	680	19
Rowan	750	25
Todco*	1,540	53
Transocean*	1,489	115
Total Oil & Gas Drilling		292
Oil Companies-Exploration & Production — 0.7%		
Arena Resources*	400	17
ATP Oil & Gas*	745	31
Berry Petroleum, Cl A	475	15
Cabot Oil & Gas	450	29
Comstock Resources*	550	18
Denbury Resources*	1,300	36
Forest Oil*	650	21
Goodrich Petroleum*	300	11
Mariner Energy*	1,000	20
Newfield Exploration*	3,300	141
NovaTek GDR	1,200	65
Parallel Petroleum*	960	19
Pogo Producing	250	12
Southwestern Energy*	10,755	414
Stone Energy*	1,215	41
Ultra Petroleum*	1,100	57
Total Oil Companies-Exploration & Production		947

Description	Shares	Value (000)
Oil Companies-Integrated — 1.2%		
BP ADR	1,496	$ 95
Chevron	1,079	79
ConocoPhillips	4,049	269
Exxon Mobil	6,365	472
Hess	3,300	178
LUKOIL ADR	800	63
Occidental Petroleum	5,732	266
Petroleo Brasileiro ADR	1,900	187
Surgutneftegaz ADR	1,000	60
Total Oil Companies-Integrated		1,669
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	1,800	47
Grant Prideco*	1,100	43
Lone Star Technologies*	750	36
Metretek Technologies*	1,300	17
National Oilwell Varco*	1,295	79
Total Oil Field Machinery & Equipment		222
Oil Refining & Marketing — 0.2%		
Tesoro	2,800	231
Total Oil Refining & Marketing		231
Oil-Field Services — 0.3%		
Hanover Compressor*	1,580	31
Helix Energy Solutions*	3,000	96
Hercules Offshore*	1,450	38
Hornbeck Offshore Services*	1,150	32
Key Energy Services*	1,850	30
North American Energy Partners*	1,200	21
SEACOR Holdings*	500	51
Superior Energy Services*	1,850	56
Tetra Technologies*	1,100	25
W-H Energy Services*	1,555	71
Total Oil-Field Services		451
Paper & Related Products — 0.2%		
Abitibi-Consolidated	39,880	130
Bowater	1,700	46
Caraustar Industries*	3,380	27
Neenah Paper	1,290	44
Smurfit-Stone Container*	4,560	49
Total Paper & Related Products		296
Pharmacy Services — 0.4%		
Caremark Rx	100	6
Medco Health Solutions*	2,985	177
Omnicare	8,150	327
Total Pharmacy Services		510

Description	Shares	Value (000)
Photo Equipment & Supplies — 0.1%		
Eastman Kodak	2,603	$ 67
Total Photo Equipment & Supplies		67
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	3,100	163
Total Physical Practice Management		163
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	2,980	116
Total Physical Therapy/Rehabilitation Centers		116
Pipelines — 0.5%		
El Paso	14,480	225
National Fuel Gas	4,650	189
Questar	2,150	174
Spectra Energy	3,482	91
Total Pipelines		679
Platinum — 0.0%		
Stillwater Mining*	1,800	23
Total Platinum		23
Power Conversion/Supply Equipment — 0.2%		
American Power Conversion	4,853	149
Delta Electronics GDR	5,040	82
Total Power Conversion/ Supply Equipment		231
Printing-Commercial — 0.2%		
RR Donnelley & Sons	6,369	236
Total Printing-Commercial		236
Property/Casualty Insurance — 0.6%		
Arch Capital Group*	3,300	213
Safeco	3,907	250
St. Paul Travelers	2,290	117
WR Berkley	6,500	215
Total Property/Casualty Insurance		795
Publishing-Books — 0.2%		
Courier	1,150	46
Scholastic*	2,775	98
Total Publishing-Books		144
Publishing-Newspapers — 0.1%		
Gannett	1,809	105
Total Publishing-Newspapers		105
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	3,910	43
Total Publishing-Periodicals		43

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Quarrying — 0.3%		
Vulcan Materials	4,091	$ 417
Total Quarrying		417
Radio — 0.0%		
Radio One, Cl D*	5,885	43
Spanish Broadcasting System, Cl A*	4,655	19
Total Radio		62
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	8,870	334
Total Real Estate Management/Services		334
Real Estate Operation/Development — 0.0%		
Brookfield Properties	854	40
Total Real Estate Operation/Development		40
Reinsurance — 0.6%		
Allied World Assurance Holdings	1,110	47
Aspen Insurance Holdings	5,155	132
Axis Capital Holdings	1,190	39
Berkshire Hathaway, Cl B*	35	128
Endurance Specialty Holdings	2,050	70
Everest Re Group	240	23
Montpelier Re Holdings	6,450	112
PartnerRe	2,950	201
Platinum Underwriters Holdings	2,150	64
Total Reinsurance		816
REITs-Apartments — 0.4%		
Apartment Investment & Management, Cl A	3,000	188
Archstone-Smith Trust	1,230	78
AvalonBay Communities	461	68
BRE Properties, Cl A	511	35
Camden Property Trust	238	19
Equity Residential	1,397	79
GMH Communities Trust	1,107	11
United Dominion Realty Trust	636	21
Total REITs-Apartments		499
REITs-Diversified — 0.1%		
Digital Realty Trust	827	30
PS Business Parks	339	26
Vornado Realty Trust	796	97
Total REITs-Diversified		153
REITs-Hotels — 0.1%		
Ashford Hospitality Trust	3,110	38
DiamondRock Hospitality	878	17
Host Hotels & Resorts	3,514	93
LaSalle Hotel Properties	469	22
Total REITs-Hotels		170

Description	Shares	Value (000)
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	287	$ 16
Total REITs-Manufactured Homes		16
REITs-Office Property — 0.4%		
Alexandria Real Estate Equities	440	48
American Financial Realty Trust	3,460	39
Boston Properties	2,345	296
Corporate Office Properties Trust	696	37
Equity Office Properties Trust	64	3
Kilroy Realty	339	29
Mack-Cali Realty	371	21
SL Green Realty	466	68
Total REITs-Office Property		541
REITs-Regional Malls — 0.3%		
CBL & Associates Properties	3,700	174
Macerich	681	65
Simon Property Group	1,393	159
Taubman Centers	726	42
Total REITs-Regional Malls		440
REITs-Shopping Centers — 0.1%		
Developers Diversified Realty	730	49
Federal Realty Investment Trust	422	39
Kimco Realty	1,127	56
Regency Centers	583	51
Total REITs-Shopping Centers		195
REITs-Storage — 0.2%		
Public Storage	2,233	243
U-Store-It Trust	862	19
Total REITs-Storage		262
REITs-Warehouse/Industrial — 0.1%		
EastGroup Properties	383	21
Prologis	1,465	95
Total REITs-Warehouse/Industrial		116
Rental Auto/Equipment — 0.1%		
Avis Budget Group	880	22
H&E Equipment Services*	1,700	40
Total Rental Auto/Equipment		62
Retail-Apparel/Shoe — 0.6%		
Abercrombie & Fitch, Cl A	3,600	286
Aeropostale*	2,900	104
AnnTaylor Stores*	900	31
Bebe Stores	1,000	19
Childrens Place Retail Stores*	600	33
Claire's Stores	5,200	179
Footstar*	7,700	49

Description	Shares	Value (000)
Retail-Apparel/Shoe — continued		
Men's Wearhouse	3,800	$ 163
New York*	1,800	26
Total Retail-Apparel/Shoe		890
Retail-Building Products — 0.4%		
Lowe's	14,635	493
Total Retail-Building Products		493
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	1,580	84
Total Retail-Computer Equipment		84
Retail-Consumer Electronics — 0.2%		
Best Buy	6,625	334
Total Retail-Consumer Electronics		334
Retail-Discount — 0.2%		
Citi Trends*	721	29
Dollar General	5,439	92
Wal-Mart Stores	3,629	173
Total Retail-Discount		294
Retail-Drug Store — 0.5%		
CVS	16,010	539
Rite Aid*	21,500	132
Total Retail-Drug Store		671
Retail-Jewelry — 0.0%		
Movado Group	1,800	52
Total Retail-Jewelry		52
Retail-Major Department Store — 0.1%		
Saks	10,400	195
Total Retail-Major Department Store		195
Retail-Office Supplies — 0.1%		
Office Depot*	1,413	53
OfficeMax	675	32
Total Retail-Office Supplies		85
Retail-Propane Distributors — 0.1%		
Star Gas Partners*	24,830	89
Total Retail-Propane Distributors		89
Retail-Regional Department Store — 0.3%		
Dillard's, Cl A	4,300	148
Kohl's*	2,995	212
Total Retail-Regional Department Store		360
Retail-Restaurants — 0.4%		
BJ's Restaurants*	700	14
Cheesecake Factory*	1,060	29

Description	Shares	Value (000)
Retail-Restaurants — continued		
Chipotle Mexican Grill, Cl A*	500	$ 30
Panera Bread, Cl A*	990	58
Ruth's Chris Steak House*	1,200	26
Starbucks*	12,300	430
Total Retail-Restaurants		587
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	790	41
Hibbett Sporting Goods*	800	26
Zumiez*	740	24
Total Retail-Sporting Goods		91
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	9,105	59
Total Retail-Video Rental		59
Retirement/Aged Care — 0.1%		
Sunrise Senior Living*	1,900	68
Total Retirement/Aged Care		68
S&L/Thrifts-Central US — 0.1%		
Citizens First Bancorp	1,000	27
Franklin Bank*	1,600	30
MAF Bancorp	1,500	67
Total S&L/Thrifts-Central US		124
S&L/Thrifts-Eastern US — 0.3%		
Brookline Bancorp	2,100	28
Clifton Savings Bancorp	1,700	21
Dime Community Bancshares	3,250	43
Flushing Financial	2,650	46
Investors Bancorp*	3,350	52
KNBT Bancorp	2,200	36
NewAlliance Bancshares	3,200	51
Northwest Bancorp	1,050	28
Partners Trust Financial Group	950	11
Provident Financial Services	1,350	24
Provident New York Bancorp	4,100	60
Total S&L/Thrifts-Eastern US		400
S&L/Thrifts-Southern US — 0.0%		
Bankunited Financial, Cl A	1,650	46
Total S&L/Thrifts-Southern US		46
S&L/Thrifts-Western US — 0.3%		
PFF Bancorp	1,600	54
Provident Financial Holdings	1,550	45
Washington Federal	7,340	170
Washington Mutual	3,158	141
Total S&L/Thrifts-Western US		410

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Satellite Telecom — 0.0%		
Loral Space & Communications*	1,000	$ 48
Total Satellite Telecom		48
Schools — 0.2%		
Capella Education*	900	26
DeVry	646	18
ITT Educational Services*	1,665	129
Learning Tree International*	3,700	39
Strayer Education	275	31
Total Schools		243
Seismic Data Collection — 0.0%		
Seitel*	8,000	29
Total Seismic Data Collection		29
Semiconductor Components-Integrated Circuits — 0.5%		
Anadigics*	3,265	29
ChipMOS Technologies*	6,240	45
Cirrus Logic*	2,700	20
Cypress Semiconductor*	3,200	59
Integrated Device Technology*	7,480	113
Maxim Integrated Products	7,750	239
Powertech Technology GDR	6,800	57
United Microelectronics ADR	34,909	124
Total Semiconductor Components-Integrated Circuits		686
Semiconductor Equipment — 0.2%		
Applied Materials	4,080	72
Brooks Automation*	3,010	42
Cabot Microelectronics*	1,090	33
Credence Systems*	1,330	7
Mattson Technology*	2,550	22
Tessera Technologies*	500	19
Varian Semiconductor Equipment*	1,040	43
Total Semiconductor Equipment		238
Software Tools — 0.0%		
Borland Software*	3,190	17
Total Software Tools		17
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	2,500	35
Mueller Water Products, Cl B	1,569	21
TMK GDR 144A*	1,400	48
Total Steel Pipe & Tube		104
Steel-Producers — 0.1%		
Nucor	1,700	110
Total Steel-Producers		110

Description	Shares	Value (000)
Steel-Specialty — 0.0%		
Allegheny Technologies	586	$ 61
Total Steel-Specialty		61
Super-Regional Banks-US — 0.5%		
Bank of America	4,876	256
Capital One Financial	2,148	173
Wells Fargo	6,811	245
Total Super-Regional Banks-US		674
Telecommunications Equipment — 0.2%		
Andrew*	1,850	19
CommScope*	2,200	71
Plantronics	4,470	88
Tollgrade Communications*	4,440	45
Total Telecommunications Equipment		223
Telecommunications Services — 0.4%		
Amdocs*	5,340	185
Cbeyond*	975	29
Global Crossing*	790	20
Mastec*	3,750	42
Orascom Telecom Holding GDR	700	48
Orbcomm*	1,900	23
Time Warner Telecom, Cl A*	6,300	147
Total Telecommunications Services		494
Telephone-Integrated — 0.6%		
AT&T	11,823	445
General Communication, Cl A*	2,400	37
IDT, Cl B*	2,960	40
Philippine Long Distance Telephone ADR	1,400	74
Verizon Communications	7,726	297
Total Telephone-Integrated		893
Television — 0.0%		
Sinclair Broadcast Group, Cl A	4,185	49
Total Television		49
Therapeutics — 0.4%		
CV Therapeutics*	2,130	29
Gilead Sciences*	6,485	417
Medicines*	1,380	42
Theravance*	520	18
Total Therapeutics		506
Tobacco — 0.7%		
Altria Group	6,160	538
Imperial Tobacco Group ADR	4,031	328
Reynolds American	47	3
UST	3,054	176
Total Tobacco		1,045

Description	Shares	Value (000)
Tools-Hand Held — 0.1%		
Stanley Works	3,630	$ 208
Total Tools-Hand Held		208
Toys — 0.1%		
Mattel	3,884	95
Total Toys		95
Transactional Software — 0.1%		
Innerworkings*	1,886	24
Transaction Systems Architects*	1,080	39
VeriFone Holdings*	600	24
Total Transactional Software		87
Transport-Equipment & Leasing — 0.1%		
GATX	1,220	55
Greenbrier	750	22
Total Transport-Equipment & Leasing		77
Transport-Marine — 0.0%		
American Commercial Lines*	300	21
Total Transport-Marine		21
Transport-Rail — 0.4%		
Burlington Northern Santa Fe	2,248	181
Canadian Pacific Railway	3,200	175
CSX	5,000	184
Total Transport-Rail		540
Transport-Services — 0.1%		
FedEx	998	110
UTI Worldwide	2,280	70
Total Transport-Services		180
Transport-Truck — 0.1%		
Forward Air	1,300	41
Heartland Express	2,400	40
Knight Transportation	1,900	36
Landstar Systems	800	34
Total Transport-Truck		151
Veterinary Diagnostics — 0.0%		
VCA Antech*	1,240	42
Total Veterinary Diagnostics		42
Vitamins & Nutrition Products — 0.1%		
Herbalife*	2,065	68
Total Vitamins & Nutrition Products		68
Water — 0.1%		
California Water Service Group	1,400	56
Consolidated Water	1,600	42
Total Water		98

Description	Shares	Value (000)
Web Hosting/Design — 0.0%		
Equinix*	375	$ 32
Total Web Hosting/Design		32
Web Portals/ISP — 0.5%		
Google, Cl A*	995	499
Yahoo!*	9,350	265
Total Web Portals/ISP		764
Wireless Equipment — 0.7%		
American Tower, Cl A*	16,280	648
Nokia ADR	9,833	217
Powerwave Technologies*	1,970	12
Qualcomm	7,035	264
Total Wireless Equipment		1,141
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	1,481	20
Total Wound, Burn & Skin Care		20
X-Ray Equipment — 0.0%		
Hologic*	320	18
Total X-Ray Equipment		18
Total Common Stock (Cost $57,014)		65,898
Foreign Common Stock — 13.3%		
Australia — 1.0%		
Caltex Australia	1,806	31
Commonwealth Bank of Australia	2,059	80
Insurance Australia Group	14,095	71
Leighton Holdings	3,937	68
MacArthur Coal	900	4
QBE Insurance Group	21,319	513
Rio Tinto	2,351	141
Santos	35,488	258
Zinifex	20,931	271
Total Australia		1,437
Austria — 0.1%		
Andritz	200	43
Telekom Austria	500	14
Wiener Staedtische Versicherung	972	71
Total Austria		128
Belgium — 0.4%		
Belgacom	200	9
Delhaize Group	159	13
Dexia	8,102	241
Fortis	5,574	235
Total Belgium		498

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Bermuda — 0.0%		
Catlin Group	1,606	$ 16
Total Bermuda		16
Brazil — 0.1%		
Gafisa*	4,800	70
Porto Seguro	1,700	56
Total Brazil		126
Canada — 0.3%		
Canadian Imperial Bank of Commerce	3,100	266
Gerdau Ameristeel	500	5
IPSCO	1,269	128
Teck Cominco, Cl B	600	44
TELUS	800	37
Total Canada		480
China — 0.1%		
China Communications Construction, Cl H*	66,000	75
Industrial & Commercial Bank of China, Cl H*	74,000	43
Total China		118
Denmark — 0.2%		
DSV	37	6
Jyske Bank*	1,900	148
Sydbank	1,150	59
Topdanmark*	275	50
Total Denmark		263
Finland — 0.1%		
Metso	1,505	80
Outokumpu	1,467	59
Rautaruukki	800	32
Total Finland		171
France — 0.8%		
Air France-KLM	8,442	380
BNP Paribas	3,156	353
CNP Assurances	845	97
France Telecom	1,181	33
Lafarge	70	11
Societe Generale	215	38
Total	924	63
Vivendi	3,996	165
Total France		1,140
Germany — 1.1%		
Air Berlin*	1,261	26
Allianz SE	1,736	348
Balda	129	2

Description	Shares	Value (000)
Germany — continued		
Commerzbank	230	$ 10
Deutsche Boerse	498	105
Deutsche Lufthansa	2,286	64
E.ON	155	21
Heidelberger Druckmaschinen	1,634	69
Koenig & Bauer	912	35
MAN	2,738	290
Muenchener Rueckversicherungs	1,009	160
Salzgitter	1,713	220
ThyssenKrupp	3,753	179
Total Germany		1,529
Hong Kong — 0.5%		
ASM Pacific Technology	1,948	12
China Everbright International	156,000	30
China Resources Enterprise	24,000	75
CNOOC	123,000	105
Esprit Holdings	5,000	51
Hong Kong Exchanges and Clearing	29,000	317
Kingdee International Software Group	90,000	49
Lee & Man Paper Manufacturing	18,000	43
Orient Overseas International	2,200	15
Television Broadcasts	6,000	41
Vtech Holdings	3,326	20
Total Hong Kong		758
Indonesia — 0.2%		
Bank Niaga	576,000	57
Bank Rakyat Indonesia	114,000	67
Ciputra Development*	627,000	55
Astra International	31,000	51
Ramayana Lestari Sentosa	660,000	63
Total Indonesia		293
Italy — 0.5%		
ENI	15,980	515
Fondiaria-Sai	978	44
Milano Assicurazioni	8,780	70
Total Italy		629
Japan — 2.1%		
ABILIT	900	4
Bosch	1,034	5
Brother	6,000	84
Canon	9,600	507
Central Japan Railway	39	419
Century Leasing System	900	13
Chiba Bank	2,000	18
Daiichikosho	1,500	18
Fuji Heavy Industries	17,000	89
Fujikura	4,000	35

Description	Shares	Value (000)
Japan — continued		
Haseko*	1,500	$ 6
IBJ Leasing	300	8
JFE Holdings	4,800	267
JFE Shoji Holdings	5,000	25
Mori Seiki	1,200	26
Nippon Oil	5,000	34
Nippon Steel Trading	4,000	13
Nissan Diesel Motor	12,000	43
Pacific Metals	3,000	35
SBI Holdings	93	36
Seiko	5,000	35
Sumitomo Metal Mining	26,000	341
Suzuki Motor	10,400	300
Tokyo Electron	18	1
Tokyo Tekko	3,000	26
Toshiba TEC	2,000	10
Towa Real Estate Development*	6,000	30
Toyota Boshoku	9,100	192
West Japan Railway	23	103
Yamaha Motor	4,700	146
Yamato Kogyo	2,300	61
Yamazen	2,000	13
Total Japan		2,943
Malaysia — 0.0%		
SP Setia	32,000	55
Total Malaysia		55
Mexico — 0.1%		
GEO SA de CV, Ser B*	24,000	127
Total Mexico		127
Netherlands — 0.9%		
ABN AMRO Holding	135	4
Akzo Nobel	73	5
Heineken	1,281	65
ING Groep	11,609	510
Royal Dutch Shell, Cl A	18,069	613
Koninklijke (Royal) KPN	1,216	17
Total Netherlands		1,214
New Zealand — 0.2%		
Air New Zealand	142,647	196
Telecom Corp of New Zealand	11,886	41
Total New Zealand		237
Norway — 0.1%		
Statoil	4,800	129
Tandberg	3,200	54
Total Norway		183

Description	Shares	Value (000)
Philippines — 0.2%		
Ayala	4,400	$ 57
Bank of the Philippine Islands	35,000	52
Jollibee Foods	53,000	47
Universal Robina	175,000	68
Total Philippines		224
Russia — 0.1%		
Sberbank	25	83
Total Russia		83
Singapore — 0.3%		
Oversea-Chinese Banking	18,000	93
Rotary Engineering	267,000	142
Singapore Airlines	8,000	92
Singapore Telecommunications	46,550	107
United Test and Assembly Center*	8,000	4
Total Singapore		438
South Africa — 0.1%		
Standard Bank Group	3,200	44
Truworths International	18,000	86
Total South Africa		130
South Korea — 0.3%		
Daegu Bank	6,800	113
Hyundai Motor	1,300	93
Korea Investment Holdings	1,010	44
Lotte Shopping	160	62
MegaStudy*	350	48
NHN*	240	32
Total South Korea		392
Spain — 0.9%		
Acciona	611	126
Banco Santander Central Hispano	32,766	623
Fomento de Construcciones y Contratas	1,202	126
Telefonica	16,273	357
Total Spain		1,232
Sweden — 0.4%		
JM	5,068	137
Nordea Bank	31,000	486
Total Sweden		623
Switzerland — 0.4%		
Zurich Financial Services	2,048	553
Total Switzerland		553

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Thailand — 0.1%		
Amata	68,000	$ 20
Bangkok Bank	34,000	111
Italian-Thai Development	370,000	44
Total Thailand		175
Turkey — 0.0%		
Asya Katilim Bankasi*	6,000	28
Total Turkey		28
United Kingdom — 1.7%		
Antofagasta	46,424	428
Ashtead	6,039	21
AstraZeneca	4,935	276
Aviva	300	5
BHP Billiton	4,211	79
British Airways*	6,354	67
British Energy Group*	10,394	90
BT Group	19,779	120
CSR*	604	8
Hays	12,193	38
HBOS	11,240	246
HSBC Holdings	900	16
International Power	7,500	53
J. Sainsbury	27,265	233
Kazakhmys	3,354	70
Lavendon Group	2,044	15
Marks & Spencer Group	7,574	101
Michael Page International	5,146	48
Next	527	20
Resolution	5,510	71
Royal Dutch Shell, Cl B	4,999	168
SABMiller	3,000	68
Sage Group	687	4
Scottish & Southern Energy	3,100	91
Shire	400	8
Sportingbet	17,204	12
Standard Chartered	1,099	32
Tate & Lyle	1,914	22
Tesco	1,784	15
Ultra Electronics Holdings	700	16
Total United Kingdom		2,441
Total Foreign Common Stock (Cost $15,249)		**18,664**
Foreign Preferred Stock — 0.2%		
Germany — 0.2%		
Porsche	224	284
ProSiebenSat.1 Media	1,181	40
Total Germany		324
Total Foreign Preferred Stock (Cost $267)		**324**

Description	Shares/Face Amount (000)	Value (000)
Investment Company — 0.2%		
Index Fund-Midcap — 0.1%		
iShares Russell Midcap Value Index Fund	500	$ 75
Total Index Fund-Midcap		75
Index Fund-Small Cap — 0.1%		
iShares Russell 2000 Growth Index Fund	490	39
iShares S&P SmallCap 600/BARRA Value Index Fund	2,800	217
Total Index Fund-Small Cap		256
Total Investment Company (Cost $314)		**331**
U.S. Government Agency Obligations — 10.1%		
Federal Home Loan Bank,		
Callable: 11/03/08 @ 100.00,		
5.250%, 11/03/09	$ 750	749
Callable: 10/16/08 @ 100.00,		
5.000%, 10/16/09	260	258
Federal Home Loan Mortgage		
6.500%, 04/01/35	12	12
6.000%, 11/01/36	1,656	1,663
6.000%, 12/01/36	50	50
6.000%, 08/01/29	30	30
5.910%, 12/01/36 (A)	515	520
5.875%, 03/21/11	40	41
5.870%, 01/01/37 (A)	650	656
5.500%, 09/01/17	72	71
5.500%, 09/01/19	68	67
5.500%, 08/01/20	413	412
5.500%, 02/01/21	230	228
5.500%, 02/01/21	13	13
5.500%, 09/01/21	216	215
5.500%, 10/01/34	85	83
5.500%, 01/01/35	38	38
5.500%, 02/01/35	232	229
5.500%, 03/01/35	79	78
5.500%, 06/01/35	431	424
Callable: 02/24/09 @ 100.00,		
5.250%, 02/24/11	325	324
5.000%, 07/01/21	644	630
Federal National Mortgage Association		
6.500%, 03/01/35	256	261
6.500%, 05/01/36	294	299
6.500%, 05/01/36	576	586
6.500%, 05/01/36	70	72
6.250%, 02/01/11	400	414
6.000%, 01/01/29	86	86
6.000%, 07/01/36	250	251
6.000%, 07/01/36	297	298
6.000%, 08/01/36	42	42
6.000%, 11/01/36	618	620
6.000%, 12/01/36	239	240

Description	Face Amount (000)	Value (000)
Federal National Mortgage Association — continued		
5.500%, 03/01/20	$ 82	$ 82
5.500%, 04/01/21	45	45
5.500%, 05/01/21	55	55
5.500%, 03/01/35	235	231
5.500%, 06/01/35	296	291
5.500%, 07/01/35	417	410
5.500%, 09/01/35	16	16
5.500%, 10/01/35	13	13
5.500%, 12/01/35	1,301	1,281
5.500%, 01/01/36	299	294
5.500%, 03/01/36	311	306
5.500%, 04/01/36	172	169
5.500%, 11/01/36	216	213
5.125%, 01/02/14	95	94
5.000%, 08/01/34 (A)	222	222
5.000%, 05/01/36	279	268
4.500%, 09/01/35	365	340
Total U.S. Government Agency Obligations (Cost $14,320)		**14,290**
Corporate Bonds — 10.3%		
Abbott Laboratories		
5.600%, 05/15/11	245	248
Advanta Capital Trust, Ser B, Callable: 03/09/07 @ 104.50		
8.990%, 12/17/26	119	121
Ahern Rentals 144A, Callable: 08/15/09 @ 104.63		
9.250%, 08/15/13	211	220
Allegheny Energy Supply 144A		
8.250%, 04/15/12	50	54
Allied Waste North America, Ser B		
8.500%, 12/01/08	150	156
America Movil		
6.375%, 03/01/35	25	24
American General Finance, Ser G MTN		
5.375%, 09/01/09	90	90
Ameriprise Financial		
5.350%, 11/15/10	85	85
Amerisourcebergen		
5.875%, 09/15/15	100	96
Amgen		
4.000%, 11/18/09	40	39
AOL Time Warner		
7.700%, 05/01/32	60	68
6.875%, 05/01/12	130	137
Appalachian Power		
5.550%, 04/01/11	110	110
Aramark 144A, Callable: 02/01/09 @ 102.00 (A)		
8.860%, 02/01/15	105	107
AT&T Wireless		
8.750%, 03/01/31	75	97
7.875%, 03/01/11	90	98

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Bank of America		
5.375%, 08/15/11	$ 275	$ 276
Bank One		
5.900%, 11/15/11	80	82
5.250%, 01/30/13	145	143
Baxter		
5.900%, 09/01/16	60	61
Beazer Homes USA, Callable: 04/15/07 @ 104.19		
8.375%, 04/15/12	60	62
Canadian National Railway		
5.800%, 06/01/16	125	127
Canadian Natural Resources		
6.000%, 08/15/16	190	190
Cascades, Callable: 02/15/08 @ 103.63		
7.250%, 02/15/13	211	212
Caterpillar		
6.050%, 08/15/36	35	36
Caterpillar Financial Services		
5.050%, 12/01/10	150	149
Chesapeake Energy		
6.500%, 08/15/17	150	143
ChevronTexaco		
3.500%, 09/17/07	220	219
Chubb		
4.934%, 11/16/07	90	90
Cisco Systems		
5.500%, 02/22/16	70	70
5.250%, 02/22/11	260	260
Citigroup		
5.100%, 09/29/11	230	228
Columbus Southern Power, Ser C		
5.500%, 03/01/13	80	80
Comcast		
5.900%, 03/15/16	160	161
5.875%, 02/15/18	40	40
5.300%, 01/15/14	60	59
ConocoPhillips Canada		
5.626%, 10/15/16 (C)	150	150
Cosan Finance 144A		
7.000%, 02/01/17	100	98
CRH America		
6.000%, 09/30/16	35	35
DaimlerChrysler		
4.750%, 01/15/08	160	159
Deluxe, Ser B		
3.500%, 10/01/07	197	193
Denbury Resources, Callable: 04/01/08 @ 103.75		
7.500%, 04/01/13	153	153
Deutsche Telekom		
8.000%, 06/15/10	240	258

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Dominion Resources, Ser A		
5.600%, 11/15/16	$ 35	$ 35
Echostar DBS		
7.125%, 02/01/16	200	201
Enbridge Energy Partners		
5.875%, 12/15/16	40	40
ERP Operating		
5.125%, 03/15/16	75	72
FedEx		
5.500%, 08/15/09	60	60
Ford Motor Credit		
7.375%, 10/28/09	200	201
FPL Group Capital		
5.625%, 09/01/11	280	282
FTI Consulting, 144A,		
Callable: 10/01/11 @ 103.88		
7.750%, 10/01/16	200	206
General Cable,		
Callable: 11/15/07 @ 104.75		
9.500%, 11/15/10	100	105
General Electric Capital MTN,		
Callable: 01/22/09 @ 100.00		
5.720%, 08/22/11	130	130
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	90	86
General Motors Acceptance		
7.000%, 02/01/12	210	214
Gregg Appliances,		
Callable: 02/01/09 @ 104.50		
9.000%, 02/01/13	150	150
Hartford Financial Services Group		
5.663%, 11/16/08	75	75
HSBC Finance		
6.375%, 10/15/11	200	208
Intelsat (A)		
10.252%, 01/15/12	100	101
J.C. Penney,		
Callable: 04/01/07 @ 102.84		
8.125%, 04/01/27	50	51
John Deere Capital		
5.400%, 10/17/11	60	60
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	155	151
K. Hovnanian Enterprises		
6.250%, 01/15/16	50	47
K. Hovnanian,		
Callable: 04/01/07 @ 104.44		
8.875%, 04/01/12	150	153

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Kansas City Southern		
9.500%, 10/01/08	$ 89	$ 93
Lockheed Martin		
7.200%, 05/01/36	40	47
Masco		
6.125%, 10/03/16	35	35
Mastec 144A,		
Callable: 02/01/12 @ 103.82		
7.625%, 02/01/17	100	100
Merrill Lynch		
5.450%, 07/15/14	145	145
Metlife		
5.375%, 12/15/12	60	60
5.000%, 06/15/15	145	140
MGM Mirage		
6.625%, 07/15/15	45	43
5.875%, 02/27/14	55	51
Midamerican Energy Holdings		
5.875%, 10/01/12	240	244
Morgan Stanley		
4.000%, 01/15/10	115	111
Motorola		
8.000%, 11/01/11	50	55
Neenah Paper,		
Callable: 11/15/09 @ 103.69		
7.375%, 11/15/14	52	50
Nextel Communications, Ser E,		
Callable: 10/31/08 @ 103.44		
6.875%, 10/31/13	135	137
Norampac, Callable: 06/01/08 @ 103.38		
6.750%, 06/01/13	211	205
Omnicare, Callable: 12/15/09 @ 103.38		
6.750%, 12/15/13	50	49
Open Solutions 144A,		
Callable: 02/01/11 @ 104.88		
9.750%, 02/01/15	105	107
Pemex Project		
8.500%, 02/15/08	185	190
PNC Funding		
4.200%, 03/10/08	70	69
Prologis Trust		
7.100%, 04/15/08	35	35
Prudential Financial MTN		
3.750%, 05/01/08	45	44
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	40	39
PSE&G Power		
7.750%, 04/15/11	120	130
6.950%, 06/01/12	60	64
PSI Energy		
6.050%, 06/15/16	45	46

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Puget Sound Energy		
6.274%, 03/15/37	$ 40	$ 40
Quebecor World 144A,		
Callable: 01/15/11 @ 104.88		
9.750%, 01/15/15	150	157
Qwest		
8.875%, 03/15/12	100	111
7.500%, 10/01/14	100	106
R.H. Donelley,		
Callable: 01/15/11 @ 104.44		
8.875%, 01/15/16	106	111
Rental Service 144A,		
Callable: 12/01/10 @ 104.75		
9.500%, 12/01/14	145	151
Residential Capital 144A,		
Callable: 04/17/07 @ 100.00 (A)		
7.204%, 04/17/09	170	171
Rogers Cable		
6.750%, 03/15/15	30	31
Rogers Wireless,		
Callable: 12/15/08 @ 104.00		
8.000%, 12/15/12	160	168
Sbarro 144A,		
Callable: 02/01/10 @ 107.78		
10.375%, 02/01/15	100	102
SBC Communications		
5.100%, 09/15/14	170	164
Schering-Plough		
6.750%, 12/01/33	85	92
5.550%, 12/01/13	165	164
Shell International		
5.625%, 06/27/11	120	122
Simon Property Group,		
Callable: 12/02/11 @ 100.00		
5.000%, 03/01/12	50	49
SLM		
5.450%, 04/25/11	260	260
Southern Power, Ser B		
6.250%, 07/15/12	75	77
Stater Brothers Holdings,		
Callable: 06/15/08 @ 104.06		
8.125%, 06/15/12	50	51
Telecom Italia Capital		
4.000%, 11/15/08	240	234
TFM, Callable: 05/01/09 @ 104.69		
9.375%, 05/01/12	50	53
Town Sports International,		
Callable: 04/15/07 @ 104.81		
9.625%, 04/15/11	26	27
Toys R Us		
7.875%, 04/15/13	50	46

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Transdigm 144A,		
Callable: 07/15/09 @ 105.81		
7.750%, 07/15/14	$ 210	$ 214
Turanalem Finance 144A		
8.250%, 01/22/37	200	201
Union Pacific		
3.875%, 02/15/09	285	277
Uno Restaurant 144A,		
Callable: 02/15/08 @ 110.00		
10.000%, 02/15/11	25	21
Wachovia MTN		
5.700%, 08/01/13	185	188
Wal-Mart Stores		
4.550%, 05/01/13	75	72
Washington Mutual Financial		
6.875%, 05/15/11	55	58
Weyerhaeuser		
5.950%, 11/01/08	20	20
Wyeth		
5.500%, 02/01/14	80	80
Xcel Energy		
7.000%, 12/01/10	230	242
Xerox Capital Trust I,		
Callable: 02/01/07 @ 102.45		
8.000%, 02/01/27	174	177
Total Corporate Bonds (Cost $14,425)		14,438
U.S. Treasury Obligations — 10.1%		
U.S. Treasury Bonds		
5.375%, 02/15/31	855	902
4.875%, 05/31/08	85	85
4.875%, 07/31/11	1,465	1,468
4.500%, 02/15/36	1,685	1,575
3.375%, 09/15/09	760	732
U.S. Treasury Notes		
4.875%, 08/15/09	585	585
4.750%, 05/15/14	870	866
4.625%, 11/15/09	700	695
4.625%, 11/15/16	1,845	1,816
4.500%, 11/30/11	2,110	2,081
3.875%, 07/31/07	260	258
3.875%, 07/15/10	3,252	3,158
Total U.S. Treasury Obligations (Cost $14,398)		14,221
Foreign Bonds — 1.0%		
Canadian Government (CAD)		
5.750%, 06/01/33	120	126
5.250%, 06/01/13	139	125
Citigroup (JPY)		
2.400%, 10/31/25	8,000	64

OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Foreign Bonds — continued		
Deutschland Republic, Ser 05 (EUR)		
5.000%, 07/04/12	90	$ 123
3.750%, 01/04/15	91	116
3.750%, 07/14/13	199	255
3.500%, 01/04/16	110	137
Netherlands Government (EUR)		
4.250%, 07/15/13	95	125
United Kingdom Gilt (GBP)		
4.000%, 09/07/16	220	400
Total Foreign Bonds (Cost $1,458)		**1,471**
Mortgage Related — 2.8%		
Banc of America Mortgage, CMO,		
4.777%, 05/25/35	$ 315	310
Banc of America Mortgage, CMO,		
Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	435	430
Bear Stearns, CMBS,		
Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	145	140
Bear Stearns, CMBS,		
Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	325	325
Bear Stearns, CMBS,		
Ser 2006-T22, Cl A2		
5.467%, 04/12/38	260	261
Bear Stearns, CMBS,		
Ser 2005-T20, Cl A2		
5.127%, 10/12/42	220	218
Chase Mortgage Finance, CMO,		
Ser 2004-S1, Cl A3		
5.500%, 02/25/19	13	13
Chase Mortgage Finance, CMO,		
Ser 2006-A1, Cl 2A2		
6.100%, 09/25/36	400	398
Chase Mortgage Finance, CMO,		
Ser 2006-A1, Cl 4A1		
6.072%, 09/25/36	335	334
Citigroup, CMBS,		
Ser 2004-C2, Cl A3		
4.380%, 10/15/41	270	259
Countrywide Home Loans, CMO,		
Ser 2005-HYB8, Cl 2A1		
5.320%, 12/20/35	217	216
JPMorgan Chase, CMBS,		
Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	70	67

Description	Face Amount (000)/Shares	Value (000)
Mortgage Related — continued		
JPMorgan Chase, CMBS,		
Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	$ 150	$ 147
JPMorgan Mortgage Trust, CMO,		
Ser 2006-A, Cl 3A2		
5.994%, 06/25/36	105	105
Prime Mortgage Trust, CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	337	334
Wells Fargo, CMO,		
Ser 2006-11, Cl A8		
6.000%, 09/25/36	312	310
Total Mortgage Related (Cost $3,893)		**3,867**
Asset-Backed Securities — 0.0%		
Home Equity Loans — 0.0%		
Residential Asset Mortgage Program,		
Ser 2004-RS12, Cl AI2		
3.767%, 02/25/27	3	3
Total Asset-Backed Securities (Cost $3)		**3**
Repurchase Agreement — 4.4%		
Deutsche Bank		
5.22%, dated 01/31/07, to be repurchased on 02/01/07, repurchase price $6,211,444 (collateralized by a U.S. Government obligation, par value $6,401,000, 0.00%, 04/13/07; total market value $6,335,710) (D)	6,211	6,211
Total Repurchase Agreement (Cost $6,211)		**6,211**
Warrants — 0.2%		
Amorepacific 144A,		
expires 06/16/09*	5,600	43
Asian Paints 144A, expires 06/15/09*	3,600	58
IVRCL Infrastructures & Projects 144A,		
expires 11/17/08*	4,800	44
Nicholas Piramal India 144A,		
expires 10/26/09*	12,800	75
TXC 144A, expires 01/27/12*	29,000	49
Total Warrants (Cost $239)		**269**
Total Investments — 99.4% (Cost $127,791)		**139,987**
Other Assets and Liabilities, Net — 0.6%		**783**
Total Net Assets — 100.0%		**$ 140,770**

As of January 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
03/14/2007	EUR	(163,975)	AUD	270,000	$ (4,682)
03/14/2007	GBP	(138,105)	AUD	345,963	(2,956)
03/14/2007	EUR	(21,837)	CAD	33,040	(396)
03/14/2007	EUR	(100,077)	DKK	746,170	(15)
03/14/2007	AUD	(62,285)	EUR	36,833	(217)
03/14/2007	GBP	(248,102)	EUR	371,192	(2,709)
03/14/2007	NOK	(1,245,930)	EUR	150,000	(4,218)
03/14/2007	EUR	(516,034)	JPY	78,695,141	(17,932)
03/14/2007	EUR	(114,916)	NOK	938,518	662
03/14/2007	EUR	(110,778)	SEK	999,229	(420)
03/14/2007	AUD	(262,563)	USD	206,900	3,264
03/14/2007	NZD	(90,280)	USD	60,000	(2,016)
03/14/2007	SEK	(582,027)	USD	86,226	2,227
03/14/2007	USD	(40,877)	CAD	46,580	(1,241)
03/14/2007	USD	(129,943)	DKK	728,072	(2,467)
03/14/2007	USD	(3,386,511)	EUR	2,539,454	(71,000)
03/14/2007	USD	(735,382)	GBP	371,894	(4,886)
03/14/2007	USD	(1,037,857)	JPY	118,606,057	(51,048)
03/14/2007	USD	(69,397)	NOK	423,991	(1,318)
03/14/2007	USD	(62,451)	NZD	91,476	387
TOTAL					$(160,981)

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio

Market Overview (Unaudited)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Performance Highlights

- *For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Moderate Growth Portfolio's Class A shares gained 12.01% at net asset value, while the S&P 1500 Index returned 13.64% and the Lehman Brothers U.S. Aggregate Index returned 3.65%.*
- *Acadian Asset Management, Inc.'s international equity mandate, the emerging markets equity mandate sub-advised by Clay Finlay Inc. and Provident Investment Counsel, Inc.'s large-cap growth mandate outperformed their respective benchmarks and enhanced performance during the period under review.*
- *Detracting from relative performance were Analytic Investors, Inc.'s large-cap blend mandate, Provident Investment Counsel, Inc.'s mid-cap growth mandate and the small-cap value mandates sub-advised by Thomson Horstmann & Bryant, Inc. and Thompson, Siegel & Walmsley, Inc.*

Q. **How did the Fund perform relative to its benchmarks?**

A. For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Moderate Growth Portfolio's (the "Fund") Class A shares gained 12.01% at net asset value, while the S&P 1500 Index returned 13.64% and the Lehman Brothers U.S. Aggregate Index returned 3.65%. Performance for all share classes can be found on page 48.

Q. **What investment environment did the Fund face during the past six months?**

A. All 13 asset classes used to construct the Old Mutual Asset Allocation Portfolios produced positive returns for the six-month period ended January 31, 2007. This happens less frequently than many investors might think. During the last 10 years (120 rolling six-month periods), for example, this has only happened 21 times, or 17.5% of the time. More remarkably, all nine equity benchmarks for the equity asset classes returned more than 10% during the period. This has only occurred in nine other six-month periods during the last 10 years.

Q. **Which market factors influenced the Fund's relative performance?**

A. When compared to the Fund's asset allocation peers with similar risk targets, the Fund is diversified in more asset classes. The Fund's diversification in emerging markets and real estate boosted relative performance during the period.

The Fund's 3% allocation to international bonds was a drag on relative performance due to the fact that international bonds underperformed domestic fixed-income asset classes.

Q. **How did portfolio composition affect Fund performance?**

A. The Fund's long-term (strategic) asset class models contributed to performance relative to the benchmark during the period. Dynamic decisions to underweight real estate in favor of U.S. equities detracted from performance, however, due to continued strong performance in real estate.

Acadian Asset Management, Inc.'s international equity mandate, the emerging markets equity mandate sub-advised by Clay Finlay Inc. and Provident Investment Counsel, Inc.'s ("Provident") large-cap growth mandate outperformed their respective benchmarks and enhanced performance during the period under review. NII Holdings (formerly known as Nextel International), a provider of cellular communication services in Latin America benefited the Fund's performance. Also contributing to performance were computer and peripheral manufacturer, Hewlett-Packard, and the second largest airline in Europe, Deutsche Lufthansa.

Detracting from relative performance were Analytic Investors, Inc.'s large-cap blend mandate, Provident's mid-cap growth mandate and the small-cap value mandates sub-advised by Thomson Horstmann & Bryant, Inc. and Thompson, Siegel & Walmsley, Inc. Individual securities which detracted from relative performance included agricultural commodity and product firm, Archer-Daniels-Midland, software system manufacturer, Comverse Technology (no longer a Fund holding), and technology entertainment company specializing in large format films, IMAX (no longer a Fund holding).

Q. What is the investment outlook?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") believes that a stable U.S. economy is the most likely near-term scenario. The Federal Reserve ("Fed") continues to examine the macroeconomic data, and Ibbotson believes that there is no rate cut in sight. Core inflation remains above the 2% target, while the job market has recently produced surprisingly solid numbers. These factors, together with wage data and recent Fed meeting minutes, suggest that the next movement of the Fed funds rate is not likely to occur in the near future and that it may be a rate increase.

The persistent outperformance of U.S. small-cap stocks, which has traditionally displayed strong serial correlation, has started fading, potentially giving way to a phase of large-cap stock outperformance. Sales growth remains near 10% for U.S. large-caps and fell to (2)% for small-caps. Ibbotson notes that large-cap stocks can be less cyclical, and that the U.S. business cycle may be approaching a peak. For these reasons, Ibbotson has shifted a small amount of the Fund's allocation away from mid- and small-cap U.S. equities and into large-cap equities.

Top Ten Holdings as of January 31, 2007	
U.S. Treasury Note, 3.875%, 07/15/10	1.1%
U.S. Treasury Note, 4.500%, 11/30/11	1.0%
Royal Dutch Shell, Cl A	0.8%
NII Holdings	0.7%
Hewlett-Packard	0.7%
Pfizer	0.7%
Banco Santander Central Hispano	0.6%
ENI	0.6%
Microsoft	0.6%
U.S. Treasury Note, 4.625%, 11/15/16	0.6%
As a % of Total Fund Investments	7.4%

Asset Allocation
Moderate Growth Portfolio

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	9/30/04	5.54%	5.21%	11.33%
Class A without load	9/30/04	12.01%	11.64%	14.19%
Class C with deferred sales load	9/30/04	10.55%	9.72%	13.35%
Class C without deferred sales load	9/30/04	11.55%	10.72%	13.35%
Class Z	12/09/05	12.18%	11.91%	14.88%
Institutional Class	9/30/04	12.10%	11.91%	14.50%
S&P 1500 Index	9/30/04	13.64%	13.71%	14.01%
Lehman Brothers U.S. Aggregate Index	9/30/04	3.65%	4.29%	3.28%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in unmanaged securities indexes on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 60.9%		
Advertising Services — 0.1%		
Getty Images*	1,270	$ 63
Inventiv Health*	2,150	75
Total Advertising Services		138
Aerospace/Defense — 1.4%		
Aerovironment*	430	10
Boeing	12,458	1,115
Empresa Brasileira de Aeronautica ADR	3,400	138
General Dynamics	8,340	652
Rockwell Collins	10,510	717
Teledyne Technologies*	1,730	66
Total Aerospace/Defense		2,698
Aerospace/Defense-Equipment — 0.5%		
Alliant Techsystems*	4,050	328
BE Aerospace*	7,080	211
Curtiss-Wright	1,950	75
DRS Technologies	3,000	166
Goodrich	2,045	100
Total Aerospace/Defense-Equipment		880
Agricultural Chemicals — 0.7%		
Agrium	9,200	319
CF Industries Holdings	3,050	93
Monsanto	15,590	859
Total Agricultural Chemicals		1,271
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	694	22
Tejon Ranch*	1,690	91
Total Agricultural Operations		113
Airlines — 0.2%		
AMR*	6,600	244
Republic Airways Holdings*	4,060	78
UAL*	1,130	49
Total Airlines		371
Apparel Manufacturers — 0.0%		
Carter's*	900	23
Total Apparel Manufacturers		23
Applications Software — 0.8%		
American Reprographics*	2,000	63
Citrix Systems*	4,055	128
Microsoft	37,500	1,157
Nuance Communications*	11,715	135
Satyam Computer Services ADR	3,800	89
Total Applications Software		1,572

Description	Shares	Value (000)
Auction House/Art Dealer — 0.0%		
Premier Exhibitions*	1,900	$ 19
Total Auction House/Art Dealer		19
Audio/Video Products — 0.1%		
Harman International	1,895	179
Total Audio/Video Products		179
Auto-Cars/Light Trucks — 0.0%		
General Motors	1,990	65
Total Auto-Cars/Light Trucks		65
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	1,090	20
Total Auto-Medium & Heavy Duty Trucks		20
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	4,095	45
Total Auto/Truck Parts & Equipment-Original		45
B2B/E-Commerce — 0.0%		
webMethods*	4,450	33
Total B2B/E-Commerce		33
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	5,690	272
Total Beverages-Non-Alcoholic		272
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	5,000	150
Grupo Modelo, Cl C ADR	1,600	87
Molson Coors Brewing, Cl B	4,400	355
Total Brewery		592
Broadcast Services/Programming — 0.2%		
Clear Channel Communications	143	5
Grupo Televisa ADR	8,300	245
Nexstar Broadcasting Group, Cl A*	10,100	62
Total Broadcast Services/Programming		312
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	1,400	162
Total Building Products-Cement/Aggregate		162
Building Products-Air & Heating — 0.0%		
AAON	2,550	70
Total Building Products-Air & Heating		70

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Building Products-Light Fixtures — 0.2%		
Genlyte Group*	4,750	$ 360
Total Building Products-Light Fixtures		360
Building & Construction Products-Miscellaneous — 0.0%		
NCI Building Systems*	500	29
Total Building & Construction Products-Miscellaneous		29
Building-Heavy Construction — 0.1%		
Washington Group International*	4,200	240
Total Building-Heavy Construction		240
Building-Mobile Home/Manufactured Housing — 0.1%		
Williams Scotsman International*	5,210	105
Total Building-Mobile Home/ Manufactured Housing		105
Building-Residential/Commercial — 0.2%		
DR Horton	2,620	76
Lennar, Cl A	1,185	64
Levitt, Cl A	7,830	111
Pulte Homes	2,140	74
Total Building-Residential/Commercial		325
Cable TV — 0.1%		
Comcast, Cl A*	3,190	138
Mediacom Communications, Cl A*	14,965	119
Total Cable TV		257
Casino Hotels — 0.4%		
Harrah's Entertainment	1,178	99
Melco PBL Entertainment ADR*	140	3
MGM Mirage*	7,620	533
Total Casino Hotels		635
Casino Services — 0.1%		
International Game Technology	4,525	197
Total Casino Services		197
Cellular Telecommunications — 0.9%		
America Movil, Ser L ADR	2,700	120
NII Holdings*	19,075	1,408
Turkcell Iletisim Hizmet ADR	12,218	176
Total Cellular Telecommunications		1,704
Chemicals-Diversified — 0.4%		
E.I. du Pont de Nemours	11,010	546
Lyondell Chemical	870	27
Nova Chemicals	5,700	175
Olin	2,995	50
Total Chemicals-Diversified		798

Description	Shares	Value (000)
Chemicals-Specialty — 0.3%		
Ashland	4,700	$ 327
Hercules*	8,830	173
Terra Industries*	7,800	111
Total Chemicals-Specialty		611
Circuit Boards — 0.0%		
Park Electrochemical	2,730	73
Total Circuit Boards		73
Coal — 0.2%		
Arch Coal	1,250	37
Consol Energy	6,700	231
Massey Energy	2,290	54
Total Coal		322
Commercial Banks Non-US — 0.2%		
Banco Bradesco ADR	3,500	142
ICICI Bank ADR	2,400	106
Kazkommertsbank GDR*	5,300	118
Total Commercial Banks Non-US		366
Commercial Banks-Central US — 0.3%		
Bank Mutual	9,100	107
First Busey	2,200	52
Heartland Financial USA	2,000	57
Independent Bank	1,300	29
Irwin Financial	4,050	89
MB Financial	3,150	116
Oak Hill Financial	1,300	36
Old Second Bancorp	2,000	58
Total Commercial Banks-Central US		544
Commercial Banks-Eastern US — 0.1%		
Independent Bank	2,200	71
Signature Bank*	2,130	71
Yardville National Bancorp	1,750	66
Total Commercial Banks-Eastern US		208
Commercial Banks-Southern US — 0.4%		
Colonial BancGroup	15,450	379
Compass Bancshares	5,800	353
Eurobancshares*	2,950	26
Oriental Financial Group	3,800	49
Total Commercial Banks-Southern US		807
Commercial Banks-Western US — 0.3%		
AmericanWest Bancorp	2,700	61
Centennial Bank Holdings*	10,650	94
Community Bancorp*	895	30
Glacier Bancorp	2,250	53

Description	Shares	Value (000)
Commercial Banks-Western US — continued		
ITLA Capital	1,700	$ 103
Silver State Bancorp*	1,900	49
Sterling Financial	2,750	91
SVB Financial Group*	2,340	109
Total Commercial Banks-Western US		590
Commercial Services — 0.2%		
Arbitron	2,430	113
ChoicePoint*	2,160	83
CoStar Group*	825	39
ExlService Holdings*	1,154	29
PeopleSupport*	2,335	56
Providence Service*	1,700	37
TeleTech Holdings*	2,980	80
Total Commercial Services		437
Commercial Services-Finance — 0.1%		
H&R Block	2,060	51
Western Union	120	3
Wright Express*	2,765	85
Total Commercial Services-Finance		139
Communications Software — 0.0%		
Avid Technology*	1,150	43
Total Communications Software		43
Computer Aided Design — 0.0%		
Parametric Technology*	3,300	65
Total Computer Aided Design		65
Computer Services — 0.7%		
Ceridian*	10,400	312
Cognizant Technology Solutions, Cl A*	10,165	867
Perot Systems, Cl A*	9,080	148
Syntel	520	17
Unisys*	2,190	19
Total Computer Services		1,363
Computer Software — 0.0%		
Double-Take Software*	2,500	32
Total Computer Software		32
Computers — 1.5%		
Apple*	11,730	1,006
Dell*	7,420	180
Hewlett-Packard	30,618	1,325
International Business Machines	2,827	280
Rackable Systems*	1,710	33
Total Computers		2,824

Description	Shares	Value (000)
Computers-Integrated Systems — 0.1%		
Kronos*	1,050	$ 40
NCR*	2,566	121
Total Computers-Integrated Systems		161
Computers-Memory Devices — 0.4%		
EMC*	18,890	264
Hutchinson Technology*	1,850	41
Network Appliance*	2,355	89
Seagate Technology	10,800	293
SimpleTech*	7,350	80
Total Computers-Memory Devices		767
Computers-Peripheral Equipment — 0.0%		
Logitech International*	600	17
Total Computers-Peripheral Equipment		17
Consulting Services — 0.2%		
Advisory Board*	1,300	73
Corporate Executive Board	1,075	98
Forrester Research*	1,100	31
Huron Consulting Group*	850	44
LECG*	7,300	105
Total Consulting Services		351
Consumer Products-Miscellaneous — 0.0%		
Clorox	1,274	83
Total Consumer Products-Miscellaneous		83
Containers-Paper/Plastic — 0.2%		
Sealed Air	5,250	346
Total Containers-Paper/Plastic		346
Cosmetics & Toiletries — 0.0%		
Elizabeth Arden*	1,250	24
Total Cosmetics & Toiletries		24
Cruise Lines — 0.2%		
Carnival	7,014	362
Total Cruise Lines		362
Data Processing/Management — 0.2%		
Automatic Data Processing	5,950	284
Dun & Bradstreet	425	36
Fair Isaac	970	39
NAVTEQ*	750	26
Total Data Processing/Management		385
Diagnostic Equipment — 0.0%		
Gen-Probe*	1,230	64
Total Diagnostic Equipment		64

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Diagnostic Kits — 0.1%		
Inverness Medical Innovations*	2,500	$ 103
Quidel*	5,009	68
Total Diagnostic Kits		171
Dialysis Centers — 0.1%		
DaVita*	1,035	57
Dialysis Corp of America*	6,090	80
Total Dialysis Centers		137
Disposable Medical Products — 0.0%		
C.R. Bard	1,110	92
Total Disposable Medical Products		92
Distribution/Wholesale — 0.2%		
Beacon Roofing Supply*	3,630	76
Bell Microproducts*	11,390	82
Fastenal	1,480	55
Owens & Minor	1,700	57
Watsco	950	49
Total Distribution/Wholesale		319
Diversified Manufacturing Operations — 1.4%		
3M	6,150	457
Dover	6,210	308
ESCO Technologies*	4,661	223
General Electric	16,850	607
Griffon*	1,100	28
Honeywell International	7,720	353
Illinois Tool Works	8,608	439
Trinity Industries	282	11
Tyco International	7,635	243
Total Diversified Manufacturing Operations		2,669
Diversified Minerals — 0.1%		
Cia Vale do Rio Doce ADR	4,100	139
Total Diversified Minerals		139
Diversified Operations — 0.0%		
Resource America, Cl A	2,950	79
Walter Industries	2,100	59
Total Diversified Operations		138
Drug Delivery Systems — 0.0%		
Conor Medsystems*	750	25
Noven Pharmaceuticals*	1,300	35
Total Drug Delivery Systems		60
E-Commerce/Products — 0.0%		
Submarino GDR 144A	1,600	97
Total E-Commerce/Products		97

Description	Shares	Value (000)
E-Commerce/Services — 0.0%		
Expedia*	3,996	$ 86
Total E-Commerce/Services		86
E-Services/Consulting — 0.0%		
Perficient*	1,024	21
Total E-Services/Consulting		21
Educational Software — 0.0%		
Blackboard*	3,000	88
Total Educational Software		88
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	5,842	263
Total Electric Products-Miscellaneous		263
Electric-Generation — 0.0%		
AES*	1,507	31
Total Electric-Generation		31
Electric-Integrated — 1.5%		
Alliant Energy	8,500	309
Centerpoint Energy	27,000	466
Dominion Resources	3,600	299
DTE Energy	8,700	404
Duke Energy	12,359	243
Entergy	5,271	489
OGE Energy	6,700	260
PPL	10,400	370
TXU	3,072	166
Total Electric-Integrated		3,006
Electronic Components-Miscellaneous — 0.2%		
Benchmark Electronics*	3,190	72
Flextronics International*	5,475	64
Hon Hai GDR 144A	12,750	174
Total Electronic Components-Miscellaneous		310
Electronic Components-Semiconductors — 0.7%		
Actel*	2,900	52
DSP Group*	7,790	163
International Rectifier*	1,170	49
MEMC Electronic Materials*	5,700	299
Micron Technology*	4,114	53
Microsemi*	2,400	44
Nvidia*	8,508	261
PMC-Sierra*	4,970	31
QLogic*	7,145	131
Samsung Electronics GDR 144A	580	176

Description	Shares	Value (000)
Electronic Components-Semiconductors — continued		
Semtech*	4,865	$ 66
Xilinx	3,155	77
Total Electronic Components-Semiconductors		1,402
Electronic Design Automation — 0.1%		
Comtech Group*	1,500	25
Synplicity*	22,330	145
Total Electronic Design Automation		170
Electronic Forms — 0.3%		
Adobe Systems*	16,175	629
Total Electronic Forms		629
Electronic Parts Distribution — 0.0%		
Avnet*	1,630	51
Total Electronic Parts Distribution		51
Electronics-Military — 0.1%		
EDO	3,900	90
L-3 Communications Holdings	2,000	165
Total Electronics-Military		255
Engineering/R&D Services — 0.2%		
Fluor	2,261	187
Shaw Group*	1,850	62
Stanley*	1,900	31
URS*	2,100	90
Total Engineering/R&D Services		370
Enterprise Software/Services — 0.7%		
BMC Software*	6,900	237
Concur Technologies*	1,950	29
Lawson Software*	24,185	182
Open Text*	4,650	87
Oracle*	26,490	455
Sybase*	12,700	329
Total Enterprise Software/Services		1,319
Entertainment Software — 0.1%		
Activision*	9,486	162
Electronic Arts*	630	31
THQ*	1,700	52
Total Entertainment Software		245
Fiduciary Banks — 0.2%		
Mellon Financial	118	5
Northern Trust	6,500	395
Total Fiduciary Banks		400

Description	Shares	Value (000)
Filtration/Separation Products — 0.1%		
Clarcor	3,450	$ 120
Total Filtration/Separation Products		120
Finance-Commercial — 0.0%		
NewStar Financial*	1,250	24
Total Finance-Commercial		24
Finance-Consumer Loans — 0.4%		
Encore Capital Group*	9,970	113
First Marblehead	1,852	101
Nelnet, Cl A*	2,970	82
Portfolio Recovery Associates*	1,845	80
SLM	8,629	397
Total Finance-Consumer Loans		773
Finance-Investment Banker/Broker — 1.5%		
Citigroup	9,004	496
Evercore Partners, Cl A*	1,146	39
Greenhill	1,540	116
JPMorgan Chase	14,076	717
Lazard, Cl A	14,730	748
Lehman Brothers Holdings	5,439	447
Morgan Stanley	3,952	327
Total Finance-Investment Banker/Broker		2,890
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	4,342	245
Total Finance-Mortgage Loan/Banker		245
Finance-Other Services — 0.3%		
Asset Acceptance Capital*	13,510	209
Cbot Holdings, Cl A*	930	157
GFI Group*	675	43
International Securities Exchange Holdings	775	32
Nasdaq Stock Market*	5,395	184
Total Finance-Other Services		625
Financial Guarantee Insurance — 0.2%		
AMBAC Financial Group	1,620	143
MGIC Investment	3,611	223
Triad Guaranty*	390	20
Total Financial Guarantee Insurance		386
Food-Dairy Products — 0.3%		
Dean Foods*	8,739	387
Wimm-Bill-Dann Foods ADR	1,600	104
Total Food-Dairy Products		491

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 0.2%		
ConAgra Foods	5,114	$ 131
Unilever ADR	10,060	269
Total Food-Miscellaneous/Diversified		400
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	1,850	53
Kroger	5,932	152
Total Food-Retail		205
Food-Wholesale/Distribution — 0.1%		
Sysco	6,220	215
Total Food-Wholesale/Distribution		215
Forestry — 0.2%		
Plum Creek Timber	7,900	318
Total Forestry		318
Gambling (Non-Hotel) — 0.1%		
Pinnacle Entertainment*	3,140	108
Total Gambling (Non-Hotel)		108
Gas-Distribution — 0.2%		
Energen	8,300	384
WGL Holdings	770	24
Total Gas-Distribution		408
Gold Mining — 0.1%		
Randgold Resources ADR*	8,600	202
Total Gold Mining		202
Golf — 0.0%		
Callaway Golf	2,320	38
Total Golf		38
Hazardous Waste Disposal — 0.1%		
Stericycle*	1,715	132
Total Hazardous Waste Disposal		132
Health Care Cost Containment — 0.3%		
Hooper Holmes	13,780	46
McKesson	10,108	564
Total Health Care Cost Containment		610
Hotels & Motels — 0.2%		
InterContinental Hotels ADR	1,550	39
Marriott International, Cl A	4,065	196
Starwood Hotels & Resorts Worldwide	1,448	90
Total Hotels & Motels		325

Description	Shares	Value (000)
Human Resources — 0.8%		
Hewitt Associates, Cl A*	12,500	$ 337
Hudson Highland Group*	4,860	77
Kenexa*	2,159	79
Labor Ready*	1,800	34
Manpower	3,200	233
Monster Worldwide*	14,805	731
Total Human Resources		1,491
Import/Export — 0.0%		
Castle Brands*	2,712	17
Total Import/Export		17
Independent Power Producer — 0.1%		
Mirant*	1,340	46
Reliant Energy*	5,280	78
Total Independent Power Producer		124
Industrial Automation/Robot — 0.0%		
Cognex	1,590	35
Total Industrial Automation/Robot		35
Industrial Gases — 0.5%		
Air Products & Chemicals	685	51
Praxair	14,215	897
Total Industrial Gases		948
Instruments-Controls — 0.1%		
Watts Water Technologies, Cl A	3,770	166
Total Instruments-Controls		166
Instruments-Scientific — 0.3%		
Thermo Fisher Scientific*	4,151	198
PerkinElmer	12,600	301
Total Instruments-Scientific		499
Insurance Brokers — 0.3%		
AON	3,982	143
Brown & Brown	11,100	314
Marsh & McLennan	4,660	138
Total Insurance Brokers		595
Internet Application Software — 0.1%		
Cryptologic	2,750	68
DealerTrack Holdings*	2,316	64
Vocus*	2,231	42
Total Internet Application Software		174
Internet Connective Services — 0.0%		
Cogent Communications Group*	2,900	61
Total Internet Connective Services		61

Description	Shares	Value (000)
Internet Infrastructure Software — 0.1%		
F5 Networks*	1,155	$ 82
Openwave Systems*	4,300	38
Opsware*	4,625	37
Total Internet Infrastructure Software		157
Internet Security — 0.1%		
Ipass*	6,130	32
Symantec*	13,370	237
Total Internet Security		269
Investment Management/Advisory Services — 0.1%		
Affiliated Managers Group*	825	92
Legg Mason	1,730	181
Total Investment Management/Advisory Services		273
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	6,520	137
Newport*	2,700	54
Total Lasers-Systems/Components		191
Life/Health Insurance — 0.3%		
Cigna	3,400	450
KMG America*	4,555	42
Total Life/Health Insurance		492
Machine Tools & Related Products — 0.2%		
Kennametal	6,200	383
Total Machine Tools & Related Products		383
Machinery-Construction & Mining — 0.6%		
Caterpillar	14,240	912
Terex*	4,000	228
Total Machinery-Construction & Mining		1,140
Machinery-Electrical — 0.1%		
Franklin Electric	1,900	96
Total Machinery-Electrical		96
Machinery-General Industry — 0.0%		
Gardner Denver*	1,500	58
Total Machinery-General Industry		58
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	1,755	61
Total Machinery-Print Trade		61
Medical Imaging Systems — 0.0%		
Vital Images*	900	30
Total Medical Imaging Systems		30

Description	Shares	Value (000)
Medical Information Systems — 0.3%		
Allscripts Healthcare Solutions*	1,280	$ 39
Cerner*	10,835	487
Eclipsys*	1,460	28
IMS Health	2,655	77
Phase Forward*	2,600	35
Total Medical Information Systems		666
Medical Instruments — 0.6%		
Cambridge Heart*	37,580	99
Conceptus*	4,150	96
Datascope	1,300	48
Medtronic	13,130	702
Natus Medical*	6,280	96
St. Jude Medical*	1,340	57
Symmetry Medical*	9,010	124
Total Medical Instruments		1,222
Medical Labs & Testing Services — 0.2%		
Covance*	980	60
Laboratory Corp of America Holdings*	3,500	257
Total Medical Labs & Testing Services		317
Medical Products — 0.4%		
Baxter International	7,625	379
Becton Dickinson	300	23
Haemonetics*	1,400	68
Henry Schein*	3,930	199
PSS World Medical*	2,500	50
Syneron Medical*	2,920	72
Vital Signs	1,050	55
Total Medical Products		846
Medical-Biomedical/Genetic — 0.9%		
Barrier Therapeutics*	19,250	141
Cambrex	5,100	112
Celgene*	3,080	165
Enzon Pharmaceuticals*	4,060	36
Genzyme*	11,710	770
Integra Lifesciences*	1,800	77
Invitrogen*	1,430	87
Keryx Biopharmaceuticals*	4,350	50
Lifecell*	1,210	29
Medimmune*	900	31
Nektar Therapeutics*	2,750	35
Orchid Cellmark*	9,060	34
PDL BioPharma*	4,765	98
Total Medical-Biomedical/Genetic		1,665

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Drugs — 2.2%		
Adams Respiratory Therapeutics*	5,710	$ 256
Allergan	4,860	567
Angiotech Pharmaceuticals*	17,720	155
Aspreva Pharmaceuticals*	4,450	89
Bristol-Myers Squibb	14,042	404
Dr Reddy's Laboratories ADR	7,000	118
Pfizer	48,223	1,266
Santarus*	8,475	59
Schering-Plough	36,200	905
Wyeth	8,536	422
Total Medical-Drugs		4,241
Medical-Generic Drugs — 0.2%		
Perrigo	7,525	130
Teva Pharmaceutical Industries ADR	3,700	130
Zentiva GDR	1,300	78
Total Medical-Generic Drugs		338
Medical-HMO — 0.6%		
Humana*	1,229	68
UnitedHealth Group	9,990	522
WellPoint*	6,811	534
Total Medical-HMO		1,124
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	2,800	31
Total Medical-Nursing Homes		31
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	2,980	117
Radiation Therapy Services*	3,502	104
Total Medical-Outpatient/Home Medical		221
Medical-Wholesale Drug Distributors — 0.3%		
AmerisourceBergen	6,100	319
Cardinal Health	3,581	256
Total Medical-Wholesale Drug Distributors		575
Metal Processors & Fabricators — 0.3%		
Commercial Metals	12,200	331
Ladish*	1,965	80
Precision Castparts	1,935	172
Total Metal Processors & Fabricators		583
Metal-Aluminum — 0.2%		
Alcoa	10,000	323
Total Metal-Aluminum		323
Metal-Copper — 0.1%		
Phelps Dodge	2,187	270
Total Metal-Copper		270

Description	Shares	Value (000)
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold, Cl B	4,279	$ 246
Total Metal-Diversified		246
Miscellaneous Manufacturing — 0.0%		
Aptargroup	620	38
Total Miscellaneous Manufacturing		38
Multi-Line Insurance — 1.5%		
Allstate	6,486	390
American International Group	5,600	383
Cincinnati Financial	9,000	403
Hartford Financial Services Group	5,210	494
Loews	9,798	426
Metlife	2,617	163
XL Capital, Cl A	8,834	610
Total Multi-Line Insurance		2,869
Multimedia — 0.2%		
Entravision Communications, Cl A*	5,605	45
Gemstar-TV Guide International*	25,300	102
Walt Disney	8,074	284
Total Multimedia		431
Networking Products — 0.2%		
Anixter International*	100	5
Cisco Systems*	8,050	214
Foundry Networks*	4,425	64
Netgear*	1,230	32
Total Networking Products		315
Non-Ferrous Metals — 0.3%		
Cameco	12,270	468
USEC*	4,200	57
Total Non-Ferrous Metals		525
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	4,840	62
Waste Management	4,430	168
WCA Waste*	3,390	24
Total Non-Hazardous Waste Disposal		254
Office Automation & Equipment — 0.1%		
Pitney Bowes	2,460	118
Total Office Automation & Equipment		118
Office Supplies & Forms — 0.2%		
Avery Dennison	5,900	403
Total Office Supplies & Forms		403

Description	Shares	Value (000)
Oil & Gas Drilling — 0.2%		
Atlas America*	1,800	$ 97
Diamond Offshore Drilling	750	63
Pride International*	1,075	31
Rowan	1,165	38
Todco*	2,660	92
Transocean*	1,928	149
Total Oil & Gas Drilling		470
Oil Companies-Exploration & Production — 0.8%		
Arena Resources*	550	23
ATP Oil & Gas*	1,270	53
Berry Petroleum, Cl A	875	27
Cabot Oil & Gas	800	52
Comstock Resources*	1,000	32
Denbury Resources*	1,830	51
Forest Oil*	1,200	38
Goodrich Petroleum*	600	22
Mariner Energy*	1,570	32
Newfield Exploration*	5,400	231
NovaTek GDR	2,200	119
Parallel Petroleum*	1,620	32
Pogo Producing	385	19
Southwestern Energy*	17,820	685
Stone Energy*	2,780	95
Ultra Petroleum*	1,670	87
Total Oil Companies-Exploration & Production		1,598
Oil Companies-Integrated — 1.4%		
BP ADR	2,774	176
Chevron	1,961	143
ConocoPhillips	7,212	479
Exxon Mobil	9,218	683
Hess	5,500	297
LUKOIL ADR	1,400	111
Occidental Petroleum	10,224	474
Petroleo Brasileiro ADR	3,300	325
Surgutneftegaz ADR	1,900	115
Total Oil Companies-Integrated		2,803
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	3,125	81
Grant Prideco*	1,625	64
Lone Star Technologies*	1,400	68
Metretek Technologies*	2,250	29
National Oilwell Varco*	1,900	115
Total Oil Field Machinery & Equipment		357
Oil Refining & Marketing — 0.2%		
Tesoro	4,700	387
Total Oil Refining & Marketing		387

Description	Shares	Value (000)
Oil-Field Services — 0.4%		
Hanover Compressor*	2,440	$ 47
Helix Energy Solutions*	4,700	151
Hercules Offshore*	2,700	72
Hornbeck Offshore Services*	2,200	61
Key Energy Services*	3,600	59
North American Energy Partners*	2,000	34
SEACOR Holdings*	900	91
Superior Energy Services*	3,500	106
Tetra Technologies*	1,950	45
W-H Energy Services*	3,125	142
Total Oil-Field Services		808
Paper & Related Products — 0.3%		
Abitibi-Consolidated	78,450	255
Bowater	3,810	104
Caraustar Industries*	7,580	60
Neenah Paper	2,920	100
Smurfit-Stone Container*	7,180	78
Total Paper & Related Products		597
Pharmacy Services — 0.4%		
Caremark Rx*	145	9
Medco Health Solutions*	4,715	279
Omnicare	13,945	560
Total Pharmacy Services		848
Photo Equipment & Supplies — 0.1%		
Eastman Kodak	5,329	138
Total Photo Equipment & Supplies		138
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	5,100	268
Total Physical Practice Management		268
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	4,835	188
Total Physical Therapy/Rehabilitation Centers		188
Pipelines — 0.6%		
El Paso	25,370	394
National Fuel Gas	7,750	315
Questar	3,750	304
Spectra Energy	6,229	163
Total Pipelines		1,176
Platinum — 0.0%		
Stillwater Mining*	2,820	37
Total Platinum		37

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Power Conversion/Supply Equipment — 0.2%		
American Power Conversion	8,622	$ 265
Delta Electronics GDR	8,925	146
Total Power Conversion/Supply Equipment		411
Printing-Commercial — 0.2%		
RR Donnelley & Sons	10,792	400
Total Printing-Commercial		400
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	5,300	342
Safeco	7,212	462
St. Paul Travelers	3,970	202
WR Berkley	10,850	359
Total Property/Casualty Insurance		1,365
Publishing-Books — 0.2%		
Courier	2,200	87
Scholastic*	5,685	201
Total Publishing-Books		288
Publishing-Newspapers — 0.1%		
Gannett	3,212	187
Total Publishing-Newspapers		187
Publishing-Periodicals — 0.1%		
Playboy Enterprises, Cl B*	8,730	96
Total Publishing-Periodicals		96
Quarrying — 0.4%		
Vulcan Materials	6,828	695
Total Quarrying		695
Radio — 0.1%		
Radio One, Cl D*	13,180	97
Spanish Broadcasting System, Cl A*	10,435	42
Total Radio		139
Real Estate Management/Services — 0.3%		
CB Richard Ellis Group, Cl A*	15,220	572
Total Real Estate Management/Services		572
Real Estate Operation/Development — 0.1%		
Brookfield Properties	3,285	153
Total Real Estate Operation/Development		153
Reinsurance — 0.8%		
Allied World Assurance Holdings	1,750	75
Aspen Insurance Holdings	10,030	257
Axis Capital Holdings	1,840	61
Berkshire Hathaway, Cl B*	56	205
Endurance Specialty Holdings	4,600	156

Description	Shares	Value (000)
Reinsurance — continued		
Everest Re Group	360	$ 34
Montpelier Re Holdings	12,630	220
PartnerRe	5,050	343
Platinum Underwriters Holdings	4,870	145
Total Reinsurance		1,496
REITs-Apartments — 0.8%		
Apartment Investment & Management, Cl A	4,600	288
Archstone-Smith Trust	4,513	285
AvalonBay Communities	1,765	262
BRE Properties, Cl A	1,916	133
Camden Property Trust	876	69
Equity Residential	5,270	296
GMH Communities Trust	4,249	42
United Dominion Realty Trust	2,432	80
Total REITs-Apartments		1,455
REITs-Diversified — 0.3%		
Digital Realty Trust	3,113	112
PS Business Parks	1,262	95
Vornado Realty Trust	2,998	367
Total REITs-Diversified		574
REITs-Hotels — 0.3%		
Ashford Hospitality Trust	6,985	86
DiamondRock Hospitality	3,300	62
Host Hotels & Resorts	12,757	338
LaSalle Hotel Properties	1,764	84
Total REITs-Hotels		570
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	1,101	61
Total REITs-Manufactured Homes		61
REITs-Office Property — 0.7%		
Alexandria Real Estate Equities	1,655	179
American Financial Realty Trust	7,750	87
Boston Properties	4,251	536
Corporate Office Properties Trust	2,700	144
Equity Office Properties Trust	95	5
Kilroy Realty	1,278	111
Mack-Cali Realty	1,396	78
SL Green Realty	1,725	253
Total REITs-Office Property		1,393
REITs-Regional Malls — 0.7%		
CBL & Associates Properties	6,200	291
Macerich	2,556	244

Description	Shares	Value (000)
REITs-Regional Malls — continued		
Simon Property Group	5,129	$ 587
Taubman Centers	2,786	162
Total REITs-Regional Malls		1,284
REITs-Shopping Centers — 0.4%		
Developers Diversified Realty	2,753	185
Federal Realty Investment Trust	1,589	148
Kimco Realty	4,243	210
Regency Centers	2,165	189
Total REITs-Shopping Centers		732
REITs-Storage — 0.3%		
Public Storage	4,975	541
U-Store-It Trust	3,058	67
Total REITs-Storage		608
REITs-Warehouse/Industrial — 0.2%		
EastGroup Properties	1,425	78
Prologis	5,624	366
Total REITs-Warehouse/Industrial		444
Rental Auto/Equipment — 0.1%		
Avis Budget Group	1,380	35
H&E Equipment Services*	3,100	73
Total Rental Auto/Equipment		108
Retail-Apparel/Shoe — 0.8%		
Abercrombie & Fitch, Cl A	6,245	497
Aeropostale*	4,845	174
AnnTaylor Stores*	1,800	62
Bebe Stores	1,700	32
Childrens Place Retail Stores*	1,000	54
Claire's Stores	8,700	299
Footstar*	17,030	109
Men's Wearhouse	6,700	288
New York*	3,600	53
Total Retail-Apparel/Shoe		1,568
Retail-Building Products — 0.4%		
Lowe's	24,880	839
Total Retail-Building Products		839
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	2,675	143
Total Retail-Computer Equipment		143
Retail-Consumer Electronics — 0.3%		
Best Buy	11,270	568
Total Retail-Consumer Electronics		568

Description	Shares	Value (000)
Retail-Discount — 0.3%		
Citi Trends*	1,216	$ 48
Dollar General	9,797	166
Wal-Mart Stores	6,755	322
Total Retail-Discount		536
Retail-Drug Store — 0.6%		
CVS	27,340	920
Rite Aid*	37,500	231
Total Retail-Drug Store		1,151
Retail-Jewelry — 0.1%		
Movado Group	3,400	98
Total Retail-Jewelry		98
Retail-Major Department Store — 0.2%		
Saks	18,500	347
Total Retail-Major Department Store		347
Retail-Office Supplies — 0.0%		
Office Depot*	1,060	40
OfficeMax	1,040	50
Total Retail-Office Supplies		90
Retail-Propane Distributor — 0.1%		
Star Gas Partners LP*	55,430	198
Total Retail-Propane Distributor		198
Retail-Regional Department Store — 0.3%		
Dillard's, Cl A	7,100	244
Kohl's*	5,100	361
Total Retail-Regional Department Store		605
Retail-Restaurants — 0.5%		
BJ's Restaurants*	1,200	24
Cheesecake Factory*	1,670	46
Chipotle Mexican Grill, Cl A*	850	51
Panera Bread, Cl A*	1,465	86
Ruth's Chris Steak House*	2,600	56
Starbucks*	21,285	744
Total Retail-Restaurants		1,007
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	1,190	61
Hibbett Sporting Goods*	1,400	45
Zumiez*	1,260	42
Total Retail-Sporting Goods		148
Retail-Video Rental — 0.1%		
Blockbuster, Cl A*	20,380	132
Total Retail-Video Rental		132

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Retirement/Aged Care — 0.1%		
Sunrise Senior Living*	3,010	$ 108
Total Retirement/Aged Care		108
S&L/Thrifts-Central US — 0.1%		
Citizens First Bancorp	1,950	53
Franklin Bank*	3,000	57
MAF Bancorp	2,800	126
Total S&L/Thrifts-Central US		236
S&L/Thrifts-Eastern US — 0.4%		
Brookline Bancorp	3,950	53
Clifton Savings Bancorp	3,250	39
Dime Community Bancshares	6,200	83
Flushing Financial	5,100	89
Investors Bancorp*	6,400	99
KNBT Bancorp	4,250	69
NewAlliance Bancshares	6,050	97
Northwest Bancorp	2,000	53
Partners Trust Financial Group	1,800	20
Provident Financial Services	2,500	45
Provident New York Bancorp	7,800	114
Total S&L/Thrifts-Eastern US		761
S&L/Thrifts-Western US — 0.4%		
PFF Bancorp	3,150	107
Provident Financial Holdings	2,950	83
Washington Federal	12,725	295
Washington Mutual	5,610	250
Total S&L/Thrifts-Western US		735
S&L/Thrifts-Southern US — 0.0%		
Bankunited Financial, Cl A	3,150	87
Total S&L/Thrifts-Southern US		87
Satellite Telecom — 0.1%		
Loral Space & Communications*	2,250	107
Total Satellite Telecom		107
Schools — 0.2%		
Capella Education*	1,550	44
DeVry	1,134	32
ITT Educational Services*	2,575	200
Learning Tree International*	8,100	85
Strayer Education	450	51
Total Schools		412
Seismic Data Collection — 0.0%		
Seitel*	17,700	64
Total Seismic Data Collection		64

Description	Shares	Value (000)
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	5,665	$ 50
ChipMOS Technologies*	13,930	101
Cirrus Logic*	4,700	35
Cypress Semiconductor*	5,700	105
Integrated Device Technology*	12,675	192
Maxim Integrated Products	15,320	472
Powertech Technology GDR	12,000	100
United Microelectronics ADR	60,332	214
Total Semiconductor Components-Integrated Circuits		1,269
Semiconductor Equipment — 0.2%		
Applied Materials	7,220	128
Brooks Automation*	6,800	95
Cabot Microelectronics*	2,450	74
Credence Systems*	2,940	14
Mattson Technology*	4,900	43
Tessera Technologies*	900	34
Varian Semiconductor Equipment*	1,710	70
Total Semiconductor Equipment		458
Software Tools — 0.0%		
Borland Software*	7,140	39
Total Software Tools		39
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	5,710	79
Mueller Water Products, Cl B	3,470	47
TMK GDR 144A*	2,500	86
Total Steel Pipe & Tube		212
Steel-Producers — 0.1%		
Nucor	3,100	200
Total Steel-Producers		200
Steel-Specialty — 0.0%		
Allegheny Technologies	748	77
Total Steel-Specialty		77
Super-Regional Banks-US — 0.6%		
Bank of America	8,787	462
Capital One Financial	3,884	312
Wachovia	534	30
Wells Fargo	10,880	391
Total Super-Regional Banks-US		1,195
Telecommunications Equipment — 0.2%		
Andrew*	2,910	31
CommScope*	3,800	123

Description	Shares	Value (000)
Telecommunications Equipment — continued		
Plantronics	8,665	$ 170
Tollgrade Communications*	9,920	100
Total Telecommunications Equipment		424
Telecommunications Services — 0.5%		
Amdocs*	9,235	320
Cbeyond*	1,800	54
Global Crossing*	1,770	45
Mastec*	8,290	93
Orascom Telecom Holding GDR	1,200	82
Orbcomm*	3,300	40
Time Warner Telecom, Cl A*	9,900	231
Total Telecommunications Services		865
Telephone-Integrated — 0.8%		
AT&T	18,826	708
General Communication, Cl A*	4,600	71
IDT, Cl B*	6,600	89
Philippine Long Distance Telephone ADR	3,100	163
Verizon Communications	13,880	535
Total Telephone-Integrated		1,566
Television — 0.1%		
Sinclair Broadcast Group, Cl A	9,340	110
Total Television		110
Therapeutics — 0.4%		
CV Therapeutics*	3,280	44
Gilead Sciences*	11,030	710
Medicines*	2,170	66
Theravance*	890	31
Total Therapeutics		851
Tobacco — 0.9%		
Altria Group	9,783	855
Imperial Tobacco Group ADR	7,293	594
UST	5,421	311
Total Tobacco		1,760
Tools-Hand Held — 0.2%		
Stanley Works	6,408	367
Total Tools-Hand Held		367
Toys — 0.1%		
Mattel	6,906	168
Total Toys		168

Description	Shares	Value (000)
Transactional Software — 0.1%		
Innerworkings*	3,343	$ 43
Transaction Systems Architects*	1,830	66
VeriFone Holdings*	1,025	42
Total Transactional Software		151
Transport-Equipment & Leasing — 0.1%		
GATX	2,360	107
Greenbrier	1,590	46
Total Transport-Equipment & Leasing		153
Transport-Marine — 0.0%		
American Commercial Lines*	700	49
Total Transport-Marine		49
Transport-Rail — 0.5%		
Burlington Northern Santa Fe	4,015	323
Canadian Pacific Railway	4,900	268
CSX	8,300	305
Total Transport-Rail		896
Transport-Services — 0.1%		
FedEx	996	110
UTI Worldwide	3,395	103
Total Transport-Services		213
Transport-Truck — 0.1%		
Forward Air	2,450	77
Heartland Express	4,550	77
Knight Transportation	3,600	68
Landstar Systems	1,500	63
Total Transport-Truck		285
Veterinary Diagnostics — 0.0%		
VCA Antech*	1,865	63
Total Veterinary Diagnostics		63
Vitamins & Nutrition Products — 0.1%		
Herbalife*	3,805	125
Total Vitamins & Nutrition Products		125
Water — 0.1%		
California Water Service Group	2,600	103
Consolidated Water	2,600	69
Total Water		172
Web Hosting/Design — 0.0%		
Equinix*	650	55
Total Web Hosting/Design		55

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Web Portals/ISP — 0.7%		
Google, Cl A*	1,754	$ 879
Yahoo!*	15,890	450
Total Web Portals/ISP		1,329
Wireless Equipment — 1.0%		
American Tower, Cl A*	27,470	1,094
Nokia ADR	18,058	399
Powerwave Technologies*	2,850	17
Qualcomm	12,125	457
Total Wireless Equipment		1,967
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	2,528	34
Total Wound, Burn & Skin Care		34
X-Ray Equipment — 0.0%		
Hologic*	540	30
Total X-Ray Equipment		30
Total Common Stock (Cost $102,787)		118,062
Foreign Common Stock — 19.3%		
Australia — 1.5%		
Caltex Australia	2,545	43
Insurance Australia Group	44,943	226
Leighton Holdings	12,745	219
Oxiana	41,852	93
Perilya	1,803	7
Promina Group	26,659	150
QBE Insurance Group	33,080	794
Rio Tinto	5,667	341
Sally Malay Mining*	6,051	15
Santos	54,512	397
Seven Network	2,749	25
Westpac Banking	11,877	232
Zinifex	29,137	378
Total Australia		2,920
Austria — 0.2%		
Andritz	200	43
Austrian Airlines*	1,279	17
Voestalpine	4,508	263
Total Austria		323
Belgium — 0.9%		
Belgacom	200	9
Colruyt	113	24
Dexia	17,479	520

Description	Shares	Value (000)
Belgium — continued		
Fortis	21,115	$ 890
KBC Groep	2,422	306
Total Belgium		1,749
Bermuda — 0.0%		
Catlin Group	1,644	16
Total Bermuda		16
Brazil — 0.1%		
Gafisa*	8,600	126
Porto Seguro	2,900	95
Total Brazil		221
Canada — 0.4%		
Canadian Imperial Bank of Commerce	3,500	300
Husky Energy	500	32
IPSCO	2,100	212
Jean Coutu Group, Cl A	1,800	24
Methanex	1,500	40
Teck Cominco, Cl B	3,000	221
Total Canada		829
China — 0.2%		
China Communications Construction, Cl H*	116,000	132
Industrial & Commercial Bank of China, Cl H*	131,000	76
Total China		208
Denmark — 0.1%		
D/S Torm	250	16
Jyske Bank*	1,500	116
Topdanmark*	325	59
Total Denmark		191
Finland — 0.3%		
Metso	900	48
Outokumpu	12,649	508
Rautaruukki	600	24
Total Finland		580
France — 1.2%		
Air France-KLM	6,398	289
Assurances Generales de France	200	33
AXA	1,000	42
BNP Paribas	6,296	705
Bouygues	1,924	130
Credit Agricole	3,048	131
France Telecom	650	18

Description	Shares	Value (000)
France — continued		
Societe Generale	3,864	$ 686
Vivendi	5,101	211
Total France		2,245
Germany — 1.6%		
Allianz SE	1,721	345
Beiersdorf	1,905	128
Commerzbank	545	23
Deutsche Boerse	1,292	273
Deutsche Lufthansa	31,327	881
Deutz*	3,029	47
MAN	6,935	734
Muenchener Rueckversicherungs	1,388	220
Salzgitter	3,566	459
ThyssenKrupp	1,779	85
Total Germany		3,195
Greece — 0.0%		
Intracom Holdings*	990	7
Total Greece		7
Hong Kong — 0.3%		
ASM Pacific Technology	7,000	42
China Everbright International	272,000	53
China Resources Enterprise	40,000	126
CNOOC	217,000	185
Kingdee International Software Group	160,000	88
Lee & Man Paper Manufacturing	30,000	71
Solomon Systech International	98,000	18
Television Broadcasts	6,000	41
Vtech Holdings	4,326	27
Total Hong Kong		651
Indonesia — 0.3%		
Bank Niaga	980,000	98
Bank Rakyat Indonesia	199,000	116
Ciputra Development*	1,096,000	97
Astra International	55,000	90
Ramayana Lestari Sentosa	1,286,000	122
Total Indonesia		523
Italy — 0.9%		
Banco Di Desio E Della Brianza Spa	1,520	19
Banco Popolare di Verona e Novara Scrl	10,971	346
Capitalia	716	6
ENI	36,610	1,180
IFIL - Investments	17,427	151
UniCredito Italiano	1,136	11
Total Italy		1,713

Description	Shares	Value (000)
Japan — 3.1%		
ABILIT	2,300	$ 11
Bosch	4,000	20
Brother	11,000	153
Canon	18,300	966
Capcom	1,800	34
Central Japan Railway	75	805
Diamond Lease	1,000	50
Fujikura	14,000	122
Fujitsu Frontech	1,600	13
Haseko*	23,500	91
Honda Motor	14,100	554
Hosiden	2,200	25
JFE Holdings	8,600	478
JFE Shoji Holdings	12,000	60
Kawasaki Kisen Kaisha	75	1
KDDI	75	532
Leopalace21	1,900	61
Marubeni	38,000	206
Mazda Motor	17,000	112
Mitsui OSK Lines	600	6
Mori Seiki	2,000	44
Nikon	7,000	157
Nippon Steel	17,400	103
Nomura Research Institute	400	62
Santen Pharmaceutical	1,535	43
SBI Holdings	175	68
Seiko	3,000	21
Shinsei Bank	28,000	154
Sumitomo Metal Mining	3,000	39
Suzuki Motor	12,800	369
Taihei Kogyo	6,000	33
Tokyo Electron	27	2
Tokyo Tekko	1,000	9
Towa Real Estate Development*	3,500	18
Toyota Boshoku	10,800	228
UFJ Central Leasing	300	15
Yamaha Motor	6,100	191
Yamato Kogyo	2,300	61
Yamazen	2,000	13
Total Japan		5,930
Malaysia — 0.0%		
SP Setia	56,000	96
Total Malaysia		96
Mexico — 0.1%		
GEO SA de CV, Ser B*	36,000	191
Total Mexico		191

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Netherlands — 2.1%		
ABN AMRO Holding	176	$ 6
Aegon	18,251	360
Akzo Nobel	9,673	609
ASML Holding*	4,837	123
Heineken	269	14
ING Groep	22,381	983
Nutreco Holding	117	8
Royal Dutch Shell, Cl A	43,944	1,490
Koninklijke (Royal) KPN	36,139	522
Unilever	696	19
Total Netherlands		4,134
New Zealand — 0.1%		
Telecom Corp of New Zealand	54,513	187
Total New Zealand		187
Norway — 0.0%		
Tandberg	3,400	57
Total Norway		57
Philippines — 0.2%		
Ayala	7,400	96
Bank of the Philippine Islands	61,000	90
Jollibee Foods	91,000	80
Universal Robina	306,000	120
Total Philippines		386
Portugal — 0.0%		
Banco Comercial Portugues, Cl R	9,600	35
Total Portugal		35
Russia — 0.1%		
Sberbank	43	142
Total Russia		142
Singapore — 0.1%		
Singapore Telecommunications	64,600	148
Total Singapore		148
South Africa — 0.1%		
Standard Bank Group	5,600	77
Truworths International	31,000	149
Total South Africa		226
South Korea — 0.4%		
Daegu Bank	11,600	192
Hyundai Motor	2,300	165
Korea Investment Holdings	1,710	74
Lotte Shopping	280	109

Description	Shares	Value (000)
South Korea — continued		
MegaStudy*	600	$ 83
NHN*	490	65
Total South Korea		688
Spain — 1.2%		
Acciona	1,112	229
Acerinox	6,476	178
Banco Santander Central Hispano	63,169	1,201
Fomento de Construcciones y Contratas	3,148	330
Grupo Catalana Occidente	1,117	44
Obrascon Huarte Lain	900	33
Telefonica	16,600	364
Total Spain		2,379
Sweden — 0.5%		
JM	2,616	70
Lindex	3,200	44
Nordea Bank	58,500	918
Skandinaviska Enskilda Banken, Cl A	600	20
Total Sweden		1,052
Switzerland — 0.7%		
Compagnie Financiere Richemont	277	15
Converium Holding	3,683	54
Credit Suisse Group	3,360	238
Geberit	10	17
Swiss Life Holding*	80	20
Zurich Financial Services	4,082	1,103
Total Switzerland		1,447
Thailand — 0.2%		
Amata	119,000	35
Bangkok Bank	59,000	192
Italian-Thai Development	644,000	77
Total Thailand		304
United Kingdom — 2.4%		
Antofagasta	69,910	644
Ashtead	34,661	119
AstraZeneca	6,759	378
Aviva	1,000	16
Barclays	11,605	169
BP	500	5
British Airways*	41,173	437
British American Tobacco	2,448	74
BT Group	65,576	396
Dana Petroleum*	1,931	39
Drax Group	7,268	98
Gallaher Group	8,875	197
Halfords Group	1,900	14

Description	Shares/Face Amount (000)	Value (000)
United Kingdom — continued		
Hays	59,219	$ 184
HBOS	8,670	190
HSBC Holdings	1,533	28
Imperial Tobacco Group	3,183	129
International Power	17,000	121
Kazakhmys	4,890	102
Kelda Group	1,400	26
Marks & Spencer Group	26,450	352
National Express	5,800	121
NETeller* (B)	10,959	25
Next	466	18
Photo-me International	6,000	10
Reckitt Benckiser	582	28
Resolution	31,736	407
Rio Tinto	500	27
Royal Dutch Shell, Cl B	3,447	116
Scottish & Southern Energy	3,100	91
Sheffield Insulation	1,600	37
Shire	188	4
Sportingbet	10,641	8
Standard Chartered	685	20
Tate & Lyle	7,799	90
Vodafone Group	2,398	7
Total United Kingdom		4,727
Total Foreign Common Stock (Cost $30,735)		**37,500**
Foreign Preferred Stock — 0.2%		
Germany — 0.2%		
Porsche	378	479
Total Foreign Preferred Stock (Cost $387)		**479**
Investment Company — 0.1%		
Index Fund-Midcap — 0.1%		
iShares Russell Midcap Value Index Fund	800	121
Total Index Fund-Midcap		121
Total Investment Company (Cost $105)		**121**
U.S. Treasury Obligations — 5.2%		
U.S. Treasury Bonds		
5.375%, 02/15/31	$ 730	770
4.875%, 05/31/08	65	65
4.875%, 07/31/11	340	341
4.500%, 02/15/36	1,165	1,089
3.375%, 09/15/09	425	410
U.S. Treasury Notes		
4.875%, 08/15/09	255	255
4.750%, 05/15/14	625	622
4.625%, 11/15/09	500	497
4.625%, 11/15/16	1,155	1,137

Description	Face Amount (000)	Value (000)
U.S. Treasury Notes — continued		
4.500%, 11/30/11	$ 1,920	$ 1,893
4.500%, 11/15/15	275	269
3.875%, 07/31/07	455	452
3.875%, 07/15/10	2,260	2,194
Total U.S. Treasury Obligations (Cost $10,131)		**9,994**
U.S. Government Agency Obligations — 5.3%		
Federal Home Loan Bank,		
Callable: 11/03/08 @ 100.00,		
5.250%, 11/03/09	510	509
Federal Home Loan Mortgage		
6.500%, 04/01/35	6	6
6.000%, 08/01/29	10	10
6.000%, 11/01/36	527	529
6.000%, 12/01/36	168	169
5.910%, 12/01/36 (A)	380	383
5.875%, 03/21/11	25	26
5.870%, 01/01/37 (A)	475	480
5.500%, 09/01/17	13	13
5.500%, 09/01/19	48	48
5.500%, 08/01/20	266	265
5.500%, 02/01/21	230	228
5.500%, 02/01/21	43	43
5.500%, 05/01/21	82	82
5.500%, 09/01/21	5	5
5.500%, 10/01/34	21	21
5.500%, 01/01/35	38	38
5.500%, 02/01/35	74	73
5.500%, 03/01/35	79	78
5.500%, 06/01/35	260	256
5.250%, 02/24/11, Callable: 02/24/09 @ 100.00	225	224
5.000%, 10/16/09, Callable: 10/16/08 @ 100.00	180	179
5.000%, 07/01/21	357	349
Federal National Mortgage Association		
6.500%, 03/01/35	143	147
6.500%, 05/01/36	240	244
6.500%, 05/01/36	420	427
6.500%, 05/01/36	99	101
6.250%, 02/01/11	275	285
6.000%, 01/01/29	74	74
6.000%, 07/01/36	318	319
6.000%, 08/01/36	56	56
6.000%, 09/01/36	96	96
6.000%, 11/01/36	638	640
6.000%, 11/01/36	210	210
6.000%, 12/01/36	204	205
5.500%, 03/01/20	33	33
5.500%, 04/01/21	139	138
5.500%, 03/01/35	98	96
5.500%, 06/01/35	189	186

OLD MUTUAL ASSET ALLOCATION
MODERATE GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Federal National Mortgage Association — continued		
5.500%, 07/01/35	$ 634	$ 624
5.500%, 09/01/35	153	151
5.500%, 10/01/35	13	13
5.500%, 01/01/36	330	324
5.500%, 02/01/36	181	178
5.500%, 03/01/36	264	260
5.500%, 04/01/36	181	178
5.500%, 11/01/36	511	502
5.125%, 01/02/14	100	99
5.000%, 08/01/34 (A)	186	185
5.000%, 05/01/36	156	150
4.500%, 09/01/35	296	275
Total U.S. Government Agency Obligations (Cost $10,224)		**10,210**
Corporate Bonds — 3.3%		
Abbott Laboratories		
5.600%, 05/15/11	185	187
America Movil		
6.375%, 03/01/35	20	19
American General Finance, Ser G MTN		
5.375%, 09/01/09	70	70
Ameriprise Financial		
5.350%, 11/15/10	60	60
Amgen		
4.000%, 11/18/09	35	34
AOL Time Warner		
7.700%, 05/01/32	50	57
6.875%, 05/01/12	90	95
Appalachian Power		
5.550%, 04/01/11	75	75
AT&T Wireless		
8.750%, 03/01/31	40	52
7.875%, 03/01/11	65	71
Bank of America		
5.375%, 08/15/11	210	211
Bank One		
5.900%, 11/15/11	65	66
5.250%, 01/30/13	90	89
Baxter		
5.900%, 09/01/16	55	56
Canadian National Railway		
5.800%, 06/01/16	100	102
Canadian Natural Resources		
6.000%, 08/15/16	155	155
Caterpillar		
6.050%, 08/15/36	30	31
Caterpillar Financial Services		
5.050%, 12/01/10	100	99
ChevronTexaco		
3.500%, 09/17/07	150	148

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Chubb		
4.934%, 11/16/07	$ 70	$ 70
Cisco Systems		
5.500%, 02/22/16	60	60
5.250%, 02/22/11	195	195
Citigroup		
5.100%, 09/29/11	165	164
Columbus Southern Power, Ser C		
5.500%, 03/01/13	65	65
Comcast		
5.900%, 03/15/16	105	105
5.875%, 02/15/18	30	30
5.300%, 01/15/14	45	44
ConocoPhillips Canada		
5.626%, 10/15/16 (C)	100	100
CRH America		
6.000%, 09/30/16	25	25
DaimlerChrysler		
4.750%, 01/15/08	115	114
Deutsche Telekom		
8.000%, 06/15/10	170	183
Dominion Resources, Ser A		
5.600%, 11/15/16	25	25
Enbridge Energy Partners		
5.875%, 12/15/16	30	30
ERP Operating		
5.125%, 03/15/16	50	48
FedEx		
5.500%, 08/15/09	55	55
FPL Group Capital		
5.625%, 09/01/11	210	212
General Electric Capital MTN, Callable: 01/22/09 @ 100.00		
5.720%, 08/22/11	100	100
General Electric Capital, Ser A MTN		
4.375%, 03/03/12	75	72
Hartford Financial Services Group		
5.663%, 11/16/08	65	65
HSBC Finance		
6.375%, 10/15/11	145	151
John Deere Capital		
5.400%, 10/17/11	55	55
John Deere Capital, Ser D MTN		
4.400%, 07/15/09	110	108
Lockheed Martin		
7.200%, 05/01/36	35	41
Masco		
6.125%, 10/03/16	25	25
Merrill Lynch		
5.450%, 07/15/14	105	105

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Metlife		
5.375%, 12/15/12	$ 50	$ 50
5.000%, 06/15/15	85	82
Midamerican Energy Holdings 144A		
5.875%, 10/01/12	200	203
Morgan Stanley		
4.000%, 01/15/10	85	82
Motorola		
8.000%, 11/01/11	50	55
Nextel Communications, Ser E,		
Callable: 10/31/11 @ 100.00		
6.875%, 10/31/13	105	106
Pemex Project		
8.500%, 02/15/08	140	144
PNC Funding		
4.200%, 03/10/08	45	44
Prologis Trust		
7.100%, 04/15/08	30	30
Prudential Financial MTN		
3.750%, 05/01/08	25	24
Prudential Financial, Ser B MTN		
5.100%, 09/20/14	45	44
PSE&G Power		
7.750%, 04/15/11	85	92
6.950%, 06/01/12	55	58
PSI Energy		
6.050%, 06/15/16	40	41
Puget Sound Energy		
6.274%, 03/15/37	30	30
SBC Communications		
5.100%, 09/15/14	125	121
Schering-Plough		
6.750%, 12/01/33	70	76
5.550%, 12/01/13	115	114
Shell International		
5.625%, 06/27/11	100	102
Simon Property Group,		
Callable: 12/02/11 @ 100.00		
5.000%, 03/01/12	35	34
SLM		
5.450%, 04/25/11	190	190
Southern Power, Ser B		
6.250%, 07/15/12	55	57
Telecom Italia Capital		
4.000%, 11/15/08	180	175
Union Pacific		
3.875%, 02/15/09	190	184
Wachovia MTN		
5.700%, 08/01/13	150	152
Wal-Mart Stores		
4.550%, 05/01/13	50	48

Description	Face Amount (000)	Value (000)
Corporate Bonds — continued		
Washington Mutual Financial		
6.875%, 05/15/11	$ 40	$ 42
Weyerhaeuser		
5.950%, 11/01/08	15	15
Wyeth		
5.500%, 02/01/14	70	70
Xcel Energy		
7.000%, 12/01/10	165	173
Total Corporate Bonds (Cost $6,597)		6,562
Asset-Backed Securities — 0.0%		
Home Equity Loans — 0.0%		
Residential Asset Mortgage Program,		
Ser 2004-RS12, Cl Al2		
3.767%, 02/25/27	1	1
Total Asset-Backed Securities (Cost $1)		1
Mortgage Related — 1.6%		
Banc of America Mortgage, CMO (A)		
4.777%, 05/25/35	210	207
Bear Stearns, CMBS,		
Ser 2005-T20, Cl A2(A)		
5.127%, 10/12/42	175	174
Banc of America Mortgage, CMO,		
Ser 2004-8, Cl 3A1		
5.250%, 10/25/19	407	402
Bear Stearns, CMBS,		
Ser 2004-PWR5, Cl A4		
4.831%, 07/11/42	100	97
Bear Stearns, CMBS,		
Ser 2006-PW13, Cl A4		
5.540%, 09/11/41	220	220
Bear Stearns, CMBS,		
Ser 2006-T22, Cl A2(A)		
5.467%, 04/12/38	215	216
Citigroup, CMBS, Ser 2004-C2, Cl A3		
4.380%, 10/15/41	225	215
Chase Mortgage Finance, CMO,		
Ser 2004-S1, Cl A3		
5.500%, 02/25/19	13	13
Chase Mortgage Finance, CMO,		
Ser 2006-A1, Cl 2A2(A)		
6.100%, 09/25/36	280	278
Chase Mortgage Finance, CMO,		
Ser 2006-A1, Cl 4A1(A)		
6.072%, 09/25/36	223	223
Countrywide Home Loans, CMO,		
Ser 2005-HYB8, Cl 2A1(A)		
5.320%, 12/20/35	198	197

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Face Amount (000)	Value (000)
Mortgage Related — continued		
JPMorgan Mortgage Trust, CMO,		
Ser 2006-A, Cl 3A2(A)		
5.994%, 06/25/36	$ 105	$ 105
JPMorgan Chase, CMBS,		
Ser 2004-CBX, Cl A4		
4.529%, 01/12/37	25	24
JPMorgan Chase, CMBS,		
Ser 2005-LDP1, Cl A2		
4.625%, 03/15/46	108	105
Prime Mortgage Trust, CMO,		
Ser 2005-2, Cl 1A3		
5.250%, 07/25/20	313	310
Wells Fargo, CMO,		
Ser 2006-11, Cl A8		
6.000%, 09/25/36	214	213
Total Mortgage Related (Cost $3,014)		**2,999**
Foreign Bonds — 0.6%		
Canadian Government (CAD)		
5.750%, 06/01/33	70	74
5.250%, 06/01/13	86	77
Citigroup (JPY)		
2.400%, 10/31/25	5,000	40
Deutschland Republic (EUR)		
5.000%, 07/04/12	60	82
3.750%, 01/04/15	63	80
3.750%, 07/04/13	121	155
3.500%, 01/04/16	70	87
Netherlands Government (EUR)		
4.250%, 07/15/13	60	79
Nykredit (DKK)		
4.000%, 01/01/08	1,500	262
United Kingdom Gilt (GBP)		
4.000%, 09/07/16	170	310
Total Foreign Bonds (Cost $1,239)		**1,246**
Repurchase Agreement — 2.9%		
Deutsche Bank		
5.22%, dated 01/31/07, to be		
repurchased on 02/01/07, repurchase		
price $5,658,429 (collateralized by a		
U.S. Government obligation, par value		
$5,860,000, 4.400%, 03/24/11;		
total market value $5,773,344) (D)	$5,658	5,658
Total Repurchase Agreement (Cost $5,658)		**5,658**

Description	Shares	Value (000)
Warrants — 0.2%		
Amorepacific 144A, expires 06/16/09*	9,800	$ 76
Asian Paints 144A, expires 06/15/09*	6,200	99
IVRCL Infrastructures & Projects 144A,		
expires 11/17/08*	8,300	76
Nicholas Piramal India 144A,		
expires 10/26/09*	22,200	129
TXC 144A, expires 01/27/12*	51,000	87
Total Warrants (Cost $411)		**467**
Total Investments — 99.6% (Cost $171,289)		**193,299**
Other Assets and Liabilities, Net — 0.4%		720
Total Net Assets — 100.0%		**$ 194,019**

As of January 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
03/14/2007	EUR	(145,753)	AUD	240,000	$ (4,158)
03/14/2007	GBP	(89,362)	AUD	223,859	(1,912)
03/14/2007	EUR	(13,711)	CAD	20,744	(249)
03/14/2007	EUR	(80,000)	DKK	596,477	(12)
03/14/2007	AUD	(59,918)	EUR	35,433	(209)
03/14/2007	DKK	(1,808,573)	EUR	242,551	16
03/14/2007	GBP	(188,022)	EUR	282,315	(733)
03/14/2007	NOK	(1,079,806)	EUR	130,000	(3,655)
03/14/2007	EUR	(308,057)	JPY	46,978,680	(10,705)
03/14/2007	EUR	(81,836)	NOK	668,351	472
03/14/2007	EUR	(47,624)	SEK	429,576	(181)
03/14/2007	AUD	(151,168)	USD	119,121	1,879
03/14/2007	DKK	(60,000)	USD	10,443	(62)
03/14/2007	NZD	(75,233)	USD	50,000	(1,680)
03/14/2007	SEK	(95,038)	USD	14,080	364
03/14/2007	USD	(102,540)	CAD	116,845	(3,113)
03/14/2007	USD	(154,283)	DKK	864,446	(2,929)
03/14/2007	USD	(2,608,182)	EUR	1,956,526	(53,744)
03/14/2007	USD	(535,087)	GBP	270,672	(3,417)
03/14/2007	USD	(1,074,930)	JPY	122,656,280	(52,781)
03/14/2007	USD	(82,799)	NOK	505,866	(1,572)
03/14/2007	USD	(52,042)	NZD	76,230	322
TOTAL					$(138,059)

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO

MARKET OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Growth Portfolio (the "Fund") outperformed the S&P 1500 Index. The Fund's Class A shares gained 14.43% at net asset value, while the S&P 1500 Index returned 13.64%. Performance for all share classes can be found on page 71.

Q. What investment environment did the Fund face during the past six months?

A. All 13 asset classes used to construct the Old Mutual Asset Allocation Portfolios produced positive returns for the six-month period ended January 31, 2007. This happens less frequently than many investors might think. During the last 10 years (120 rolling six-month periods), for example, this has only happened 21 times, or 17.5% of the time. More remarkably, all nine equity benchmarks for the equity asset classes returned more than 10% during the period. This has only occurred in nine other six-month periods during the last 10 years.

Q. Which market factors influenced the Fund's relative performance?

A. When compared to the Fund's asset allocation peers with similar risk targets, the Fund is diversified in more asset classes. The Fund's diversification in emerging markets and real estate boosted relative performance during the period.

Q. How did portfolio composition affect Fund performance?

A. The Fund's long-term (strategic) asset class models contributed to performance relative to the benchmark during the period. Dynamic decisions to underweight real estate in favor of U.S. equities detracted from performance, however, due to continued strong performance in real estate.

Acadian Asset Management, Inc.'s international equity mandate, Provident Investment Counsel, Inc.'s large-cap growth mandate and the emerging markets equity mandate sub-advised by Clay Finlay Inc. outperformed their respective benchmarks and enhanced performance during the period under review. NII Holdings (formerly known as Nextel International), a provider of cellular communication services in Latin America benefited the Fund's performance. Also contributing to performance were computer and peripheral manufacturer, Hewlett-Packard, and producer, distributor and seller of construction materials, Vulcan Materials.

Detracting from relative performance were Analytic Investors, Inc.'s large-cap blend mandate and the small-cap value mandates sub-advised by Thomson Horstmann & Bryant, Inc. and Thompson, Siegel & Walmsley, Inc. Archer-Daniels-Midland, an agricultural commodity and product firm, detracted from performance during the period. Also detracting from performance were software system manufacturer, Comverse Technology (no longer a Fund holding), and oil and gas exploration company, Occidental Petroleum.

Performance Highlights

- *For the six-month period ended January 31, 2007, the Old Mutual Asset Allocation Growth Portfolio outperformed the S&P 1500 Index. The Fund's Class A shares gained 14.43% at net asset value, while the S&P 1500 Index returned 13.64%.*

- *Acadian Asset Management, Inc.'s international equity mandate, Provident Investment Counsel, Inc.'s large-cap growth mandate and the emerging markets equity mandate sub-advised by Clay Finlay Inc. outperformed their respective benchmarks and enhanced performance during the period under review.*

- *Detracting from relative performance were Analytic Investors, Inc.'s large-cap blend mandate and the small-cap value mandates sub-advised by Thomson Horstmann & Bryant, Inc. and Thompson, Siegel & Walmsley, Inc.*

MARKET OVERVIEW (UNAUDITED)

Strategic Asset Allocation Consultant: Ibbotson Associates Advisors, LLC

Top Ten Holdings *as of January 31, 2007*	
NII Holdings	0.9%
Royal Dutch Shell, Cl A	0.9%
Pfizer	0.9%
Hewlett-Packard	0.9%
Banco Santander Central Hispano	0.8%
Microsoft	0.8%
Boeing	0.7%
QBE Insurance Group	0.7%
Zurich Financial Services	0.7%
American Tower, Cl A	0.7%
As a % of Total Fund Investments	8.0%

Q. What is the investment outlook for the global stock market?

A. Ibbotson Associates Advisors, LLC ("Ibbotson") believes that a stable U.S. economy is the most likely near-term scenario. The Federal Reserve ("Fed") continues to examine the macroeconomic data, and Ibbotson believes that there is no rate cut in sight. Core inflation remains above the 2% target, while the job market has recently produced surprisingly solid numbers. These factors, together with wage data and recent Fed meeting minutes, suggest that the next movement of the Fed funds rate is not likely to occur in the near future and that it may be a rate increase.

The persistent outperformance of U.S. small-cap stocks, which has traditionally displayed strong serial correlation, has started fading, potentially giving way to a phase of large-cap stock outperformance. Sales growth remains near 10% for U.S. large-caps and fell to (2)% for small-caps. Ibbotson notes that large-cap stocks can be less cyclical, and that the U.S. business cycle may be approaching a peak. For these reasons, Ibbotson has shifted a small amount of the Fund's allocation away from mid- and small-cap U.S. equities and into large-cap equities.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	9/30/04	7.89%	7.33%	14.94%
Class A without load	9/30/04	14.43%	13.89%	17.89%
Class C with deferred sales load	9/30/04	12.96%	11.97%	17.00%
Class C without deferred sales load	9/30/04	13.96%	12.97%	17.00%
Class Z	12/09/05	14.54%	14.09%	17.76%
Institutional Class	9/30/04	14.45%	14.09%	18.15%
S&P 1500 Index	9/30/04	13.64%	13.71%	14.01%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1 and 2.
* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 9/30/04 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 72.8%		
Advertising Services — 0.1%		
Getty Images*	670	$ 33
Inventiv Health*	1,850	65
Total Advertising Services		98
Aerospace/Defense — 1.7%		
Aerovironment*	280	6
Boeing	10,461	937
Empresa Brasileira de Aeronautica ADR	2,400	97
General Dynamics	7,280	569
Rockwell Collins	9,170	626
Teledyne Technologies*	1,130	43
Total Aerospace/Defense		2,278
Aerospace/Defense-Equipment — 0.5%		
Alliant Techsystems*	2,850	231
BE Aerospace*	5,770	172
Curtiss-Wright	1,700	65
DRS Technologies	2,090	116
Goodrich	1,090	53
Total Aerospace/Defense-Equipment		637
Agricultural Chemicals — 0.8%		
Agrium	6,100	212
CF Industries Holdings	2,600	79
Monsanto	13,610	750
Total Agricultural Chemicals		1,041
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	535	17
Tejon Ranch*	1,140	62
Total Agricultural Operations		79
Airlines — 0.2%		
AMR*	4,300	159
Republic Airways Holdings*	2,670	51
UAL*	590	26
Total Airlines		236
Apparel Manufacturers — 0.0%		
Carter's*	800	20
Total Apparel Manufacturers		20
Applications Software — 1.0%		
American Reprographics*	1,875	59
Citrix Systems*	2,155	68
Microsoft	33,510	1,034
Nuance Communications*	9,870	114
Satyam Computer Services ADR	2,800	65
Total Applications Software		1,340

Description	Shares	Value (000)
Auction House/Art Dealer — 0.0%		
Premier Exhibitions*	1,250	$ 12
Total Auction House/Art Dealer		12
Audio/Video Products — 0.1%		
Harman International	1,160	110
Total Audio/Video Products		110
Auto-Cars/Light Trucks — 0.0%		
General Motors	1,622	53
Total Auto-Cars/Light Trucks		53
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	999	18
Total Auto-Medium & Heavy Duty Trucks		18
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	3,843	42
Total Auto/Truck Parts & Equipment-Original		42
B2B/E-Commerce — 0.0%		
webMethods*	3,850	29
Total B2B/E-Commerce		29
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola	5,110	245
Total Beverages-Non-Alcoholic		245
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	4,000	120
Grupo Modelo ADR, Cl C	1,200	65
Molson Coors Brewing, Cl B	3,000	242
Total Brewery		427
Broadcast Services/Programming — 0.2%		
Clear Channel Communications	115	4
Grupo Televisa ADR	6,700	198
Nexstar Broadcasting Group, Cl A*	6,630	41
Total Broadcast Services/Programming		243
Building & Construction Products-Misc. — 0.0%		
NCI Building Systems*	500	28
Total Building & Construction Products-Misc.		28
Building Products-Air &Heating — 0.0%		
AAON	2,200	60
Total Building Products-Air & Heating		60
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	930	107
Total Building Products-Cement/Aggregate		107

Description	Shares	Value (000)
Building Products-Light Fixtures — 0.2%		
Genlyte Group*	3,400	$ 258
Total Building Products-Light Fixtures		258
Building-Heavy Construction — 0.1%		
Washington Group International*	2,970	170
Total Building-Heavy Construction		170
Building-Mobile Home/Manufactured Housing — 0.1%		
Williams Scotsman International*	3,420	69
Total Building-Mobile Home/ Manufactured Housing		69
Building-Residential/Commercial — 0.2%		
DR Horton	1,540	45
Lennar, Cl A	780	42
Levitt, Cl A	5,180	73
Pulte Homes	1,250	43
Total Building-Residential/Commercial		203
Cable TV — 0.1%		
Comcast, Cl A*	2,630	114
Mediacom Communications, Cl A*	9,825	78
Total Cable TV		192
Casino Hotels — 0.4%		
Harrah's Entertainment	832	70
Melco PBL Entertainment ADR*	70	2
MGM Mirage*	6,650	466
Total Casino Hotels		538
Casino Services — 0.1%		
International Game Technology	2,790	121
Total Casino Services		121
Cellular Telecommunications — 1.0%		
America Movil, Ser L ADR	2,200	98
NII Holdings*	15,793	1,166
Turkcell Iletisim Hizmet ADR	7,362	106
Total Cellular Telecommunications		1,370
Chemicals-Diversified — 0.5%		
E.I. du Pont de Nemours	9,920	492
Lyondell Chemical	460	14
Nova Chemicals	3,750	115
Olin	1,965	33
Total Chemicals-Diversified		654
Chemicals-Specialty — 0.3%		
Ashland	3,300	230
Hercules*	5,659	111
Terra Industries*	7,050	100
Total Chemicals-Specialty		441

Description	Shares	Value (000)
Circuit Boards — 0.0%		
Park Electrochemical	1,780	$ 47
Total Circuit Boards		47
Coal — 0.1%		
Arch Coal	660	20
Consol Energy	3,900	134
Massey Energy	1,640	39
Total Coal		193
Commercial Banks Non-US — 0.2%		
Banco Bradesco ADR	2,800	114
ICICI Bank ADR	1,900	84
Kazkommertsbank GDR*	4,200	93
Total Commercial Banks Non-US		291
Commercial Banks-Central US — 0.4%		
Bank Mutual	7,850	93
First Busey	1,900	45
Heartland Financial USA	1,750	50
Independent Bank	1,800	40
Irwin Financial	2,600	57
MB Financial	2,700	100
Oak Hill Financial	1,100	30
Old Second Bancorp	1,700	49
Total Commercial Banks-Central US		464
Commercial Banks-Eastern US — 0.1%		
Independent Bank	1,900	61
Signature Bank*	2,000	66
Yardville National Bancorp	1,500	57
Total Commercial Banks-Eastern US		184
Commercial Banks-Southern US — 0.4%		
Colonial BancGroup	10,600	260
Compass Bancshares	3,700	226
Eurobancshares*	2,550	22
Oriental Financial Group	3,300	42
Total Commercial Banks-Southern US		550
Commercial Banks-Western US — 0.3%		
AmericanWest Bancorp	2,300	52
Centennial Bank Holdings*	9,200	81
Community Bancorp*	865	29
Glacier Bancorp	1,950	46
ITLA Capital	1,450	88
Silver State Bancorp*	1,650	43
Sterling Financial	2,400	80
SVB Financial Group*	1,540	72
Total Commercial Banks-Western US		491
Commercial Services — 0.4%		
Arbitron	1,510	70
ChoicePoint*	1,145	44

Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Commercial Services — continued		
CoStar Group*	825	$ 39
ExlService Holdings*	1,043	26
PeopleSupport*	2,251	54
Providence Service*	1,575	34
TeleTech Holdings*	2,887	78
Total Commercial Services		345
Commercial Services-Finance — 0.1%		
H&R Block	1,120	27
Wright Express*	1,810	56
Total Commercial Services-Finance		83
Communications Software — 0.0%		
Avid Technology*	780	29
Total Communications Software		29
Computer Aided Design — 0.0%		
Parametric Technology*	2,850	56
Total Computer Aided Design		56
Computer Services — 0.8%		
Ceridian*	6,800	204
Cognizant Technology Solutions, Cl A*	8,510	726
Perot Systems, Cl A*	5,970	98
Syntel	502	16
Unisys*	1,150	10
Total Computer Services		1,054
Computer Software — 0.0%		
Double-Take Software*	2,350	30
Total Computer Software		30
Computers — 1.8%		
Apple*	10,240	878
Dell*	6,720	163
Hewlett-Packard	26,242	1,136
International Business Machines	2,461	244
Rackable Systems*	900	17
Total Computers		2,438
Computers-Integrated Systems — 0.1%		
Kronos*	900	34
NCR*	1,834	87
Total Computers-Integrated Systems		121
Computers-Memory Devices — 0.5%		
EMC*	16,670	233
Hutchinson Technology*	1,600	36
Network Appliance*	1,543	58
Seagate Technology	7,400	200
SimpleTech*	6,825	75
Total Computers-Memory Devices		602

Description	Shares	Value (000)
Computers-Peripheral Equipment — 0.0%		
Logitech International*	330	$ 10
Total Computers-Peripheral Equipment		10
Consulting Services — 0.2%		
Advisory Board*	1,200	67
Corporate Executive Board	975	88
Forrester Research*	950	27
Huron Consulting Group*	825	43
LECG*	4,780	69
Total Consulting Services		294
Consumer Products-Miscellaneous — 0.1%		
Clorox	1,056	69
Total Consumer Products-Miscellaneous		69
Containers-Paper/Plastic — 0.2%		
Sealed Air	3,750	247
Total Containers-Paper/Plastic		247
Cosmetics & Toiletries — 0.0%		
Elizabeth Arden*	1,150	22
Total Cosmetics & Toiletries		22
Cruise Lines — 0.3%		
Carnival	6,583	339
Total Cruise Lines		339
Data Processing/Management — 0.2%		
Automatic Data Processing	5,220	249
Dun & Bradstreet	230	20
Fair Isaac	520	21
NAVTEQ*	400	14
Total Data Processing/Management		304
Diagnostic Equipment — 0.0%		
Gen-Probe*	850	44
Total Diagnostic Equipment		44
Diagnostic Kits — 0.2%		
Inverness Medical Innovations*	2,250	93
Quidel*	4,687	64
Total Diagnostic Kits		157
Dialysis Centers — 0.1%		
DaVita*	470	26
Dialysis Corp of America*	4,040	53
Total Dialysis Centers		79
Disposable Medical Products — 0.0%		
C.R. Bard	600	49
Total Disposable Medical Products		49

Description	Shares	Value (000)
Distribution/Wholesale — 0.1%		
Beacon Roofing Supply*	2,370	$ 49
Bell Microproducts*	7,470	54
Fastenal	1,000	37
Owens & Minor	1,500	50
Watsco	900	46
Total Distribution/Wholesale		236
Diversified Manufacturing Operations — 1.7%		
3M	5,510	409
Dover	4,950	246
ESCO Technologies*	4,283	205
General Electric	14,900	537
Griffon*	1,000	26
Honeywell International	7,299	333
Illinois Tool Works	8,146	415
Trinity Industries	170	7
Tyco International	6,636	212
Total Diversified Manufacturing Operations		2,390
Diversified Minerals — 0.1%		
Cia Vale do Rio Doce ADR	3,300	112
Total Diversified Minerals		112
Diversified Operations — 0.1%		
Resource America, Cl A	2,550	68
Walter Industries	1,390	39
Total Diversified Operations		107
Drug Delivery Systems — 0.0%		
Conor Medsystems*	490	16
Noven Pharmaceuticals*	1,200	33
Total Drug Delivery Systems		49
E-Commerce/Products — 0.1%		
Submarino GDR 144A	1,200	73
Total E-Commerce/Products		73
E-Commerce/Services — 0.0%		
Expedia*	2,143	46
Total E-Commerce/Services		46
E-Services/Consulting — 0.0%		
Perficient*	902	19
Total E-Services/Consulting		19
Educational Software — 0.1%		
Blackboard*	2,800	82
Total Educational Software		82
Electric Products-Miscellaneous — 0.2%		
Emerson Electric	5,548	249
Total Electric Products-Miscellaneous		249

Description	Shares	Value (000)
Electric-Generation — 0.0%		
AES*	1,171	$ 24
Total Electric-Generation		24
Electric-Integrated — 1.7%		
Alliant Energy	5,500	200
Centerpoint Energy	17,100	295
Dominion Resources	3,400	282
DTE Energy	5,600	260
Duke Energy	11,644	229
Entergy	4,926	457
OGE Energy	4,400	170
PPL	6,800	242
TXU	2,578	140
Total Electric-Integrated		2,275
Electronic Components-Miscellaneous — 0.2%		
Benchmark Electronics*	2,090	47
Flextronics International*	2,980	34
Hon Hai Precision GDR 144A	9,715	133
Hon Hai Precision Industry GDR	1,440	20
Total Electronic Components-Miscellaneous		234
Electronic Components-Semiconductors — 0.8%		
Actel*	2,500	45
DSP Group*	4,840	102
International Rectifier*	640	27
MEMC Electronic Materials*	4,200	220
Micron Technology*	1,804	23
Microsemi*	2,200	40
Nvidia*	6,536	200
PMC-Sierra*	2,640	17
QLogic*	4,610	84
Samsung Electronics GDR 144A	630	192
Semtech*	2,590	35
Texas Instruments	761	24
Xilinx	1,870	45
Total Electronic Components-Semiconductors		1,054
Electronic Design Automation — 0.1%		
Comtech Group*	1,350	22
Synplicity*	14,580	95
Total Electronic Design Automation		117
Electronic Forms — 0.4%		
Adobe Systems*	14,155	550
Total Electronic Forms		550
Electronic Parts Distribution — 0.0%		
Avnet*	880	27
Total Electronic Parts Distribution		27

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Electronics-Military — 0.2%		
EDO	2,550	$ 59
L-3 Communications Holdings	1,900	157
Total Electronics-Military		216
Engineering/R&D Services — 0.2%		
Fluor	1,453	120
Shaw Group*	1,600	54
Stanley*	1,800	29
URS*	1,850	80
Total Engineering/R&D Services		283
Enterprise Software/Services — 0.7%		
BMC Software*	4,600	158
Concur Technologies*	1,850	28
Lawson Software*	14,460	109
Open Text*	4,050	76
Oracle*	23,120	397
Sybase*	9,050	234
Total Enterprise Software/Services		1,002
Entertainment Software — 0.1%		
Activision*	5,462	93
Electronic Arts*	340	17
THQ*	1,550	47
Total Entertainment Software		157
Fiduciary Banks — 0.2%		
Mellon Financial	95	4
Northern Trust	4,200	255
Total Fiduciary Banks		259
Filtration/Separation Products — 0.1%		
Clarcor	3,100	107
Total Filtration/Separation Products		107
Finance-Commercial — 0.0%		
NewStar Financial*	1,150	22
Total Finance-Commercial		22
Finance-Consumer Loans — 0.5%		
Encore Capital Group*	6,520	74
First Marblehead	1,105	60
Nelnet, Cl A*	2,000	55
Portfolio Recovery Associates*	1,185	52
SLM	8,210	377
Total Finance-Consumer Loans		618
Finance-Investment Banker/Broker — 1.8%		
Citigroup	8,514	469
Evercore Partners, Cl A*	1,096	37
Greenhill	1,185	89
JPMorgan Chase	12,053	614
Lazard, Cl A	11,890	604

Description	Shares	Value (000)
Finance-Investment Banker/Broker — continued		
Lehman Brothers Holdings	4,510	$ 371
Morgan Stanley	3,347	277
Total Finance-Investment Banker/Broker		2,461
Finance-Mortgage Loan/Banker — 0.2%		
Fannie Mae	3,601	204
Total Finance-Mortgage Loan/Banker		204
Finance-Other Services — 0.3%		
Asset Acceptance Capital*	8,415	130
Cbot Holdings, Cl A*	525	89
GFI Group*	650	41
International Securities Exchange Holdings	775	32
Nasdaq Stock Market*	3,310	113
Total Finance-Other Services		405
Financial Guarantee Insurance — 0.2%		
AMBAC Financial Group	1,030	91
MGIC Investment	3,379	208
Triad Guaranty*	260	13
Total Financial Guarantee Insurance		312
Food-Dairy Products — 0.2%		
Dean Foods*	5,535	245
Wimm-Bill-Dann Foods ADR	1,300	84
Total Food-Dairy Products		329
Food-Miscellaneous/Diversified — 0.3%		
ConAgra Foods	4,705	121
Unilever ADR	8,660	231
Total Food-Miscellaneous/Diversified		352
Food-Retail — 0.1%		
Great Atlantic & Pacific Tea	1,600	46
Kroger	4,886	125
Total Food-Retail		171
Food-Wholesale/Distribution — 0.1%		
Sysco	5,310	183
Total Food-Wholesale/Distribution		183
Forestry — 0.2%		
Plum Creek Timber	5,400	217
Total Forestry		217
Gambling (Non-Hotel) — 0.1%		
Pinnacle Entertainment*	3,040	105
Total Gambling (Non-Hotel)		105
Gas-Distribution — 0.2%		
Energen	5,300	245
WGL Holdings	410	13
Total Gas-Distribution		258

Description	Shares	Value (000)
Gold Mining — 0.1%		
Randgold Resources ADR*	7,200	$ 169
Total Gold Mining		169
Golf — 0.0%		
Callaway Golf	1,230	20
Total Golf		20
Hazardous Waste Disposal — 0.1%		
Stericycle*	1,180	91
Total Hazardous Waste Disposal		91
Health Care Cost Containment — 0.4%		
Hooper Holmes*	8,960	30
McKesson	8,675	484
Total Health Care Cost Containment		514
Hotels & Motels — 0.2%		
InterContinental Hotels ADR	840	21
Marriott International, Cl A	2,470	119
Starwood Hotels & Resorts Worldwide	1,923	120
Total Hotels & Motels		260
Human Resources — 0.9%		
Hewitt Associates, Cl A*	8,300	224
Hudson Highland Group*	3,330	53
Kenexa*	2,011	73
Labor Ready*	1,500	28
Manpower	1,850	135
Monster Worldwide*	12,660	625
Total Human Resources		1,138
Import/Export — 0.0%		
Castle Brands*	2,506	16
Total Import/Export		16
Independent Power Producer — 0.1%		
Mirant*	730	25
Reliant Energy*	2,810	42
Total Independent Power Producer		67
Industrial Automation/Robot — 0.0%		
Cognex	860	19
Total Industrial Automation/Robot		19
Industrial Gases — 0.6%		
Air Products & Chemicals	370	28
Praxair	12,485	787
Total Industrial Gases		815
Instruments-Controls — 0.1%		
Watts Water Technologies, Cl A	2,950	130
Total Instruments-Controls		130

Description	Shares	Value (000)
Instruments-Scientific — 0.2%		
PerkinElmer	8,200	$ 196
Thermo Fisher Scientific*	4,052	194
Total Instruments-Scientific		390
Insurance Brokers — 0.3%		
AON	3,216	115
Brown & Brown	7,200	204
Marsh & McLennan	4,250	126
Total Insurance Brokers		445
Internet Application Software — 0.1%		
Cryptologic	1,800	45
DealerTrack Holdings*	2,138	59
Vocus*	2,114	40
Total Internet Application Software		144
Internet Connective Services — 0.0%		
Cogent Communications Group*	2,707	57
Total Internet Connective Services		57
Internet Infrastructure Software — 0.1%		
F5 Networks*	750	54
Openwave Systems*	3,700	33
Opsware*	4,438	35
Total Internet Infrastructure Software		122
Internet Security — 0.2%		
Ipass*	4,020	21
Symantec*	11,140	197
Total Internet Security		218
Investment Management/Advisory Services — 0.2%		
Affiliated Managers Group*	775	86
Legg Mason	1,110	117
Total Investment Management/ Advisory Services		203
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	4,230	89
Newport*	2,400	48
Total Lasers-Systems/Components		137
Life/Health Insurance — 0.3%		
Cigna	2,500	331
KMG America*	2,985	28
Total Life/Health Insurance		359
Machine Tools & Related Products — 0.2%		
Kennametal	4,100	253
Total Machine Tools & Related Products		253

Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Machinery-Construction & Mining — 0.7%		
Caterpillar	11,759	$ 753
Terex*	2,900	165
Total Machinery-Construction & Mining		918
Machinery-Electric — 0.1%		
Franklin Electric	1,650	83
Total Machinery-Electric		83
Machinery-General Industry — 0.0%		
Gardner Denver*	1,300	50
Total Machinery-General Industry		50
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	950	33
Total Machinery-Print Trade		33
Medical Imaging Systems — 0.0%		
Vital Images*	900	30
Total Medical Imaging Systems		30
Medical Information Systems — 0.4%		
Allscripts Healthcare Solutions*	1,240	38
Cerner*	9,515	427
Eclipsys*	600	12
IMS Health	1,440	42
Phase Forward*	2,400	32
Total Medical Information Systems		551
Medical Instruments — 0.7%		
Cambridge Heart*	24,660	65
Conceptus*	3,850	89
Datascope	1,200	44
Medtronic	11,530	616
Natus Medical*	4,190	64
St. Jude Medical*	700	30
Symmetry Medical*	5,910	81
Total Medical Instruments		989
Medical Labs & Testing Services — 0.2%		
Covance*	660	41
Laboratory Corp of America Holdings*	2,400	176
Total Medical Labs & Testing Services		217
Medical Products — 0.5%		
Baxter International	7,212	358
Becton Dickinson	160	12
Haemonetics*	1,200	58
Henry Schein*	2,350	119
PSS World Medical*	2,200	44
Syneron Medical*	1,940	48
Vital Signs	900	47
Total Medical Products		686

Description	Shares	Value (000)
Medical-Biomedical/Genetic — 1.0%		
Barrier Therapeutics*	12,630	$ 92
Cambrex	3,420	75
Celgene*	2,010	108
Enzon Pharmaceuticals*	2,520	22
Genzyme*	10,630	699
Integra Lifesciences*	1,550	67
Invitrogen*	760	46
Keryx Biopharmaceuticals*	4,000	46
Lifecell*	1,170	28
Medimmune*	480	17
Nektar Therapeutics*	2,550	32
Orchid Cellmark*	6,370	24
PDL BioPharma*	3,496	72
Total Medical-Biomedical/Genetic		1,328
Medical-Drugs — 2.8%		
Adams Respiratory Therapeutics*	4,790	215
Allergan	4,240	495
Angiotech Pharmaceuticals*	10,880	95
Aspreva Pharmaceuticals*	2,960	59
Bristol-Myers Squibb	13,159	379
Dr Reddy's ADR	5,600	94
Pfizer	43,438	1,140
Santarus*	7,875	55
Schering-Plough	31,893	797
Wyeth	7,666	379
Total Medical-Drugs		3,708
Medical-Generic Drugs — 0.2%		
Perrigo	4,930	85
Teva Pharmaceutical Industries ADR	3,000	106
Zentiva GDR	1,200	72
Total Medical-Generic Drugs		263
Medical-HMO — 0.8%		
Humana*	1,053	59
UnitedHealth Group	8,724	456
WellPoint*	6,356	498
Total Medical-HMO		1,013
Medical-Nursing Homes — 0.0%		
Assisted Living Concepts, Cl A*	2,500	27
Total Medical-Nursing Homes		27
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	1,580	62
Radiation Therapy Services*	3,285	98
Total Medical-Outpatient/Home Medical		160
Medical-Wholesale Drug Distributors — 0.3%		
AmerisourceBergen	3,900	204
Cardinal Health	3,607	258
Total Medical-Wholesale Drug Distributors		462

Description	Shares	Value (000)
Metal Processors & Fabricators — 0.3%		
Commercial Metals	8,000	$ 217
Ladish*	1,780	72
Precision Castparts	1,180	105
Total Metal Processors & Fabricators		394
Metal-Aluminum — 0.2%		
Alcoa	8,780	284
Total Metal-Aluminum		284
Metal-Copper — 0.1%		
Phelps Dodge	1,286	159
Total Metal-Copper		159
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold, Cl B	2,806	161
Total Metal-Diversified		161
Miscellaneous Manufacturing — 0.0%		
Aptargroup	340	21
Total Miscellaneous Manufacturing		21
Multi-Line Insurance — 1.8%		
Allstate	6,125	369
American International Group	5,200	356
Cincinnati Financial	5,900	264
Hartford Financial Services Group	4,710	447
Loews	6,748	293
Metlife	2,679	166
XL Capital, Cl A	7,693	531
Total Multi-Line Insurance		2,426
Multimedia — 0.3%		
Entravision Communications, Cl A*	3,680	30
Gemstar-TV Guide International*	16,190	65
Walt Disney	7,137	251
Total Multimedia		346
Networking Products — 0.2%		
Anixter International*	100	6
Cisco Systems*	7,270	193
Foundry Networks*	2,900	42
Netgear*	810	21
Total Networking Products		262
Non-Ferrous Metals — 0.3%		
Cameco	10,710	408
USEC*	2,280	31
Total Non-Ferrous Metals		439

Description	Shares	Value (000)
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	2,410	$ 31
Waste Management	3,840	146
WCA Waste*	2,230	15
Total Non-Hazardous Waste Disposal		192
Office Automation & Equipment — 0.0%		
Pitney Bowes	1,310	63
Total Office Automation & Equipment		63
Office Supplies & Forms — 0.2%		
Avery Dennison	3,900	267
Total Office Supplies & Forms		267
Oil & Gas Drilling — 0.3%		
Atlas America*	1,550	83
Diamond Offshore Drilling	540	45
Pride International*	555	16
Rowan	630	21
Todco*	1,930	67
Transocean*	2,381	184
Total Oil & Gas Drilling		416
Oil Companies-Exploration & Production — 0.9%		
Arena Resources*	500	21
ATP Oil & Gas*	1,230	51
Berry Petroleum, Cl A	850	26
Cabot Oil & Gas	700	45
Comstock Resources*	900	29
Denbury Resources*	1,340	37
Forest Oil*	1,000	32
Goodrich Petroleum*	500	18
Mariner Energy*	840	17
Newfield Exploration*	3,700	158
Parallel Petroleum*	1,580	31
Pogo Producing	210	11
Southwestern Energy*	15,020	578
Stone Energy*	1,820	62
Ultra Petroleum*	980	51
Total Oil Companies-Exploration & Production		1,167
Oil Companies-Integrated — 1.8%		
BP ADR	2,700	171
Chevron	1,841	134
ConocoPhillips	6,847	455
Exxon Mobil	7,044	522
Hess	3,850	208
LUKOIL ADR	1,100	87
Occidental Petroleum	9,574	444
Petroleo Brasileiro ADR	2,600	256
Surgutneftegaz ADR	1,400	85
Total Oil Companies-Integrated		2,362

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	2,950	$ 77
Grant Prideco*	1,140	45
Lone Star Technologies*	1,200	58
Metretek Technologies*	2,075	27
National Oilwell Varco*	1,310	79
Total Oil Field Machinery & Equipment		286
Oil Refining & Marketing — 0.2%		
Tesoro	3,400	280
Total Oil Refining & Marketing		280
Oil-Field Services — 0.5%		
Hanover Compressor*	1,320	26
Helix Energy Solutions*	3,400	109
Hercules Offshore*	2,450	65
Hornbeck Offshore Services*	1,900	52
Key Energy Services*	3,100	51
North American Energy Partners*	1,800	31
SEACOR Holdings*	800	81
Superior Energy Services*	3,050	92
Tetra Technologies*	1,700	40
W-H Energy Services*	2,505	114
Total Oil-Field Services		661
Paper & Related Products — 0.3%		
Abitibi-Consolidated	48,270	157
Bowater	2,500	68
Caraustar Industries*	4,970	40
Neenah Paper	1,815	62
Smurfit-Stone Container*	3,810	41
Total Paper & Related Products		368
Pharmacy Services — 0.5%		
Caremark Rx	117	7
Medco Health Solutions*	3,776	224
Omnicare	11,825	475
Total Pharmacy Services		706
Photo Equipment & Supplies — 0.1%		
Eastman Kodak	3,228	83
Total Photo Equipment & Supplies		83
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	3,600	189
Total Physical Practice Management		189
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	4,145	161
Total Physical Therapy/Rehabilitation Centers		161

Description	Shares	Value (000)
Pipelines — 0.7%		
El Paso	20,165	$ 313
National Fuel Gas	5,050	206
Questar	2,800	227
Spectra Energy	5,772	151
Total Pipelines		897
Platinum — 0.0%		
Stillwater Mining*	1,530	20
Total Platinum		20
Power Conversion/Supply Equipment — 0.2%		
American Power Conversion	7,068	217
Delta Electronics GDR	6,720	110
Total Power Conversion/Supply Equipment		327
Printing-Commercial — 0.2%		
RR Donnelley & Sons	7,017	260
Total Printing-Commercial		260
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	3,400	220
Safeco	4,569	292
St. Paul Travelers	3,520	179
WR Berkley	7,150	237
Total Property/Casualty Insurance		928
Publishing-Books — 0.2%		
Courier	1,900	75
Scholastic*	3,555	126
Total Publishing-Books		201
Publishing-Newspapers — 0.1%		
Gannett	3,021	176
Total Publishing-Newspapers		176
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	5,670	63
Total Publishing-Periodicals		63
Quarrying — 0.5%		
Vulcan Materials	5,983	609
Total Quarrying		609
Radio — 0.1%		
Radio One, Cl D*	8,640	63
Spanish Broadcasting System, Cl A*	6,845	28
Total Radio		91
Real Estate Management/Services — 0.3%		
CB Richard Ellis Group, Cl A*	9,860	371
Total Real Estate Management/Services		371

Description	Shares	Value (000)
Real Estate Operation/Development — 0.2%		
Brookfield Properties	4,388	$ 204
Total Real Estate Operation/Development		204
Reinsurance — 0.8%		
Allied World Assurance Holdings	920	39
Aspen Insurance Holdings	6,105	156
Axis Capital Holdings	1,005	33
Berkshire Hathaway, Cl B*	52	191
Endurance Specialty Holdings	3,050	104
Everest Re Group	190	18
Montpelier Re Holdings	7,830	136
PartnerRe	3,650	248
Platinum Underwriters Holdings	3,240	97
Total Reinsurance		1,022
REITs-Apartments — 1.3%		
Apartment Investment & Management, Cl A	3,100	194
Archstone-Smith Trust	6,208	392
AvalonBay Communities	2,514	373
BRE Properties, Cl A	2,601	181
Camden Property Trust	1,189	93
Equity Residential	7,152	402
GMH Communities Trust	5,663	56
United Dominion Realty Trust	3,254	107
Total REITs-Apartments		1,798
REITs-Diversified — 0.6%		
Digital Realty Trust	4,225	152
PS Business Parks	1,713	128
Vornado Realty Trust	4,069	498
Total REITs-Diversified		778
REITs-Hotels — 0.5%		
Ashford Hospitality Trust	4,580	56
DiamondRock Hospitality	4,537	86
Host Hotels & Resorts	15,492	410
LaSalle Hotel Properties	2,424	115
Total REITs-Hotels		667
REITs-Manufactured Homes — 0.1%		
Equity Lifestyle Properties	1,467	81
Total REITs-Manufactured Homes		81
REITs-Office Property — 1.3%		
Alexandria Real Estate Equities	2,246	243
American Financial Realty Trust	5,010	56
Boston Properties	4,781	603
Corporate Office Properties Trust	3,664	195
Equity Office Properties Trust	76	4
Kilroy Realty	1,734	150

Description	Shares	Value (000)
REITs-Office Property — continued		
Mack-Cali Realty	1,916	$ 107
SL Green Realty	2,399	352
Total REITs-Office Property		1,710
REITs-Regional Malls — 1.1%		
CBL & Associates Properties	4,000	188
Macerich	3,469	332
Simon Property Group	6,961	796
Taubman Centers	3,713	216
Total REITs-Regional Malls		1,532
REITs-Shopping Centers — 0.7%		
Developers Diversified Realty	3,737	251
Federal Realty Investment Trust	2,156	201
Kimco Realty	5,759	285
Regency Centers	2,938	256
Total REITs-Shopping Centers		993
REITs-Storage — 0.5%		
Public Storage	5,384	586
U-Store-It Trust	4,151	91
Total REITs-Storage		677
REITs-Warehouse/Industrial — 0.5%		
EastGroup Properties	1,934	106
Prologis	7,614	495
Total REITs-Warehouse/Industrial		601
Rental Auto/Equipment — 0.1%		
Avis Budget Group	710	18
H&E Equipment Services*	2,700	64
Total Rental Auto/Equipment		82
Retail-Apparel/Shoe — 0.9%		
Abercrombie & Fitch, Cl A	5,495	437
Aeropostale*	3,580	129
AnnTaylor Stores*	1,600	55
Bebe Stores	1,500	28
Childrens Place Retail Stores*	850	46
Claire's Stores	5,700	196
Footstar*	11,060	71
Men's Wearhouse	4,500	193
New York*	3,000	44
Total Retail-Apparel/Shoe		1,199
Retail-Building Products — 0.5%		
Lowe's	21,710	732
Total Retail-Building Products		732
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	1,600	85
Total Retail-Computer Equipment		85

OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Retail-Consumer Electronics — 0.4%		
Best Buy	9,840	$ 496
Total Retail-Consumer Electronics		496
Retail-Discount — 0.4%		
Citi Trends*	1,181	46
Dollar General	9,135	155
Wal-Mart Stores	5,593	267
Total Retail-Discount		468
Retail-Drug Store — 0.7%		
CVS	24,030	809
Rite Aid*	25,000	154
Total Retail-Drug Store		963
Retail-Jewelry — 0.1%		
Movado Group	2,950	85
Total Retail-Jewelry		85
Retail-Major Department Store — 0.2%		
Saks	12,200	229
Total Retail-Major Department Store		229
Retail-Office Supplies — 0.0%		
Office Depot*	762	28
OfficeMax	570	28
Total Retail-Office Supplies		56
Retail-Propane Distribution — 0.1%		
Star Gas Partners LP*	36,490	131
Total Retail-Propane Distribution		131
Retail-Regional Department Store — 0.4%		
Dillard's, Cl A	4,900	168
Kohl's*	4,450	316
Total Retail-Regional Department Store		484
Retail-Restaurants — 0.6%		
BJ's Restaurants*	1,150	23
Cheesecake Factory*	880	24
Chipotle Mexican Grill, Cl A*	800	48
Panera Bread, Cl A*	1,030	61
Ruth's Chris Steak House*	1,800	39
Starbucks*	18,685	653
Total Retail-Restaurants		848
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	810	42
Hibbett Sporting Goods*	1,350	43
Zumiez*	1,220	40
Total Retail-Sporting Goods		125

Description	Shares	Value (000)
Retail-Video Rental — 0.1%		
Blockbuster, Cl A*	13,375	$ 87
Total Retail-Video Rental		87
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	1,600	57
Total Retirement/Aged Care		57
S&L/Thrifts-Central US — 0.2%		
Citizens First Bancorp	1,700	46
Franklin Bank*	2,600	49
MAF Bancorp	2,450	110
Total S&L/Thrifts-Central US		205
S&L/Thrifts-Eastern US — 0.5%		
Brookline Bancorp	3,400	45
Clifton Savings Bancorp	2,800	34
Dime Community Bancshares	5,350	72
Flushing Financial	4,400	77
Investors Bancorp*	5,500	85
KNBT Bancorp	3,700	60
NewAlliance Bancshares	5,200	83
Northwest Bancorp	1,750	46
Partners Trust Financial Group	1,500	17
Provident Financial Services	2,150	39
Provident New York Bancorp	6,750	99
Total S&L/Thrifts-Eastern US		657
S&L/Thrifts-Southern US — 0.1%		
Bankunited Financial, Cl A	2,750	76
Total S&L/Thrifts-Southern US		76
S&L/Thrifts-Western US — 0.4%		
PFF Bancorp	2,700	92
Provident Financial Holdings	2,550	72
Washington Federal	7,925	184
Washington Mutual	5,276	235
Total S&L/Thrifts-Western US		583
Satellite Telecom — 0.1%		
Loral Space & Communications*	1,470	70
Total Satellite Telecom		70
Schools — 0.3%		
Capella Education*	1,450	41
DeVry	1,096	31
ITT Educational Services*	1,995	155
Learning Tree International*	5,400	57
Strayer Education	425	48
Total Schools		332

Description	Shares	Value (000)
Seismic Data Collection — 0.0%		
Seitel*	11,450	$ 42
Total Seismic Data Collection		42
Semiconductor Components-Integrated Circuits — 0.7%		
Anadigics*	5,270	47
ChipMOS Technologies*	9,150	66
Cirrus Logic*	4,200	31
Cypress Semiconductor*	4,420	82
Integrated Device Technology*	9,150	138
Maxim Integrated Products	12,500	385
Powertech Technology GDR	9,800	82
United Microelectronics ADR	47,991	170
Total Semiconductor Components-Integrated Circuits		1,001
Semiconductor Equipment — 0.3%		
Applied Materials	6,500	115
Brooks Automation*	4,450	62
Cabot Microelectronics*	1,640	49
Credence Systems*	1,980	10
Mattson Technology*	4,250	37
Tessera Technologies*	800	31
Varian Semiconductor Equipment*	1,780	73
Total Semiconductor Equipment		377
Software Tools — 0.0%		
Borland Software*	4,690	26
Total Software Tools		26
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	3,780	52
Mueller Water Products, Cl B	2,296	31
TMK GDR 144A*	2,000	69
Total Steel Pipe & Tube		152
Steel-Producers — 0.1%		
Nucor	1,800	116
Total Steel-Producers		116
Steel-Specialty — 0.1%		
Allegheny Technologies	883	91
Total Steel-Specialty		91
Super-Regional Banks-US — 0.8%		
Bank of America	8,551	449
Capital One Financial	3,654	294
Wachovia	831	47
Wells Fargo	9,359	336
Total Super-Regional Banks-US		1,126

Description	Shares	Value (000)
Telecommunications Equipment — 0.2%		
Andrew*	1,550	$ 16
CommScope*	3,575	116
Plantronics	5,270	104
Tollgrade Communications*	6,510	65
Total Telecommunications Equipment		301
Telecommunications Services — 0.5%		
Amdocs*	5,825	202
Cbeyond*	1,675	50
Global Crossing*	1,160	29
Mastec*	5,500	62
Orascom Telecom Holding GDR	1,000	68
Orbcomm*	3,050	37
Time Warner Telecom, Cl A*	7,080	165
Total Telecommunications Services		613
Telephone-Integrated — 1.0%		
AT&T	18,155	683
General Communication, Cl A*	4,000	62
IDT, Cl B*	4,370	59
Philippine Long Distance Telephone ADR	2,600	137
Verizon Communications	13,067	503
Total Telephone-Integrated		1,444
Television — 0.1%		
Sinclair Broadcast Group, Cl A	6,135	72
Total Television		72
Therapeutics — 0.5%		
CV Therapeutics*	1,780	24
Gilead Sciences*	9,630	619
Medicines*	1,150	35
Theravance*	860	30
Total Therapeutics		708
Tobacco — 1.2%		
Altria Group	8,971	784
Imperial Tobacco Group ADR	6,801	554
Reynolds American	70	4
UST	5,156	296
Total Tobacco		1,638
Tools-Hand Held — 0.3%		
Stanley Works	6,056	347
Total Tools-Hand Held		347
Toys — 0.1%		
Mattel	6,935	169
Total Toys		169

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Transactional Software — 0.1%		
Innerworkings*	3,092	$ 40
Transaction Systems Architects*	1,770	64
VeriFone Holdings*	1,050	42
Total Transactional Software		146
Transport-Equipment & Leasing — 0.1%		
GATX	1,440	66
Greenbrier	1,090	31
Total Transport-Equipment & Leasing		97
Transport-Marine — 0.0%		
American Commercial Lines*	550	39
Total Transport-Marine		39
Transport-Rail — 0.5%		
Burlington Northern Santa Fe	3,711	298
Canadian Pacific Railway	3,200	175
CSX	5,400	199
Total Transport-Rail		672
Transport-Services — 0.1%		
FedEx	880	97
UTI Worldwide	2,300	70
Total Transport-Services		167
Transport-Truck — 0.2%		
Forward Air	2,100	66
Heartland Express	3,950	67
Knight Transportation	3,100	58
Landstar Systems	1,300	55
Total Transport-Truck		246
Veterinary Diagnostics — 0.0%		
VCA Antech*	1,270	43
Total Veterinary Diagnostics		43
Vitamins & Nutrition Products — 0.1%		
Herbalife*	2,090	69
Total Vitamins & Nutrition Products		69
Water — 0.1%		
California Water Service Group	2,250	90
Consolidated Water	2,250	59
Total Water		149
Web Hosting/Design — 0.0%		
Equinix*	650	55
Total Web Hosting/Design		55
Web Portals/ISP — 0.8%		
Google, Cl A*	1,469	736
Yahoo!*	13,870	393
Total Web Portals/ISP		1,129

Description	Shares	Value (000)
Wireless Equipment — 1.2%		
American Tower, Cl A*	22,410	$ 892
Motorola	138	3
Nokia ADR	16,636	368
Powerwave Technologies*	1,640	9
Qualcomm	10,615	401
Total Wireless Equipment		1,673
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	2,375	32
Total Wound, Burn & Skin Care		32
X-Ray Equipment — 0.0%		
Hologic*	530	29
Total X-Ray Equipment		29
Total Common Stock (Cost $85,345)		97,619
Foreign Common Stock — 23.6%		
Australia — 1.6%		
BlueScope Steel	340	2
Commander Communications	3,400	5
Commonwealth Bank of Australia	472	18
Insurance Australia Group	41,857	211
Leighton Holdings	8,592	147
Perilya	5,984	25
QBE Insurance Group	38,102	914
Rio Tinto	1,493	90
Sally Malay Mining*	6,151	15
Santos	32,690	238
Telstra	6,848	23
Westpac Banking	8,363	165
Zinifex	16,726	217
Total Australia		2,070
Austria — 0.1%		
Andritz	300	65
Austrian Airlines*	2,305	31
Voestalpine*	800	46
Total Austria		142
Belgium — 1.1%		
Belgacom	3,536	160
Dexia	15,536	462
Euronav	40	1
Fortis	18,378	774
KBC Groep	735	93
Total Belgium		1,490
Brazil — 0.1%		
Gafisa*	6,800	99
Porto Seguro	2,300	76
Total Brazil		175

Description	Shares	Value (000)
Canada — 0.5%		
Canadian Imperial Bank of Commerce	3,400	$ 291
IPSCO	1,700	172
Jean Coutu Group, Cl A	1,600	21
Petro-Canada	200	8
South Atlantic Ventures*	1,300	45
Teck Cominco, Cl B	2,100	155
Total Canada		692
China — 0.2%		
China Communications Construction, Cl H*	93,000	106
Industrial & Commercial Bank of China, Cl H*	105,000	61
Total China		167
Denmark — 0.1%		
Jyske Bank*	1,400	109
Topdanmark*	300	54
Total Denmark		163
Finland — 0.6%		
Metso	4,600	245
Outokumpu	13,272	534
Rautaruukki	600	24
Total Finland		803
France — 1.3%		
Assurances Generales de France	50	8
BNP Paribas	4,160	466
Bouygues	5,801	393
Business Objects*	50	2
CNP Assurances	1,154	132
France Telecom	3,440	96
Societe Generale	3,673	652
Total France		1,749
Germany — 2.0%		
Allianz SE	2,825	566
Deutsche Bank	61	9
Deutsche Boerse	576	122
Deutsche Lufthansa	13,560	381
MAN	6,297	667
Muenchener Rueckversicherungs	939	149
Salzgitter	1,996	257
ThyssenKrupp	10,665	507
Total Germany		2,658
Hong Kong — 0.4%		
ASM Pacific Technology	13,000	78
China Everbright International	219,000	43
China Resources Enterprise	32,000	100
CNOOC	174,000	149
Kingdee International Software Group	128,000	70

Description	Shares	Value (000)
Hong Kong — continued		
Lee & Man Paper Manufacturing	24,000	$ 57
Orient Overseas International	5,000	33
Vtech Holdings	6,155	38
Total Hong Kong		568
Indonesia — 0.3%		
Bank Niaga	761,000	76
Bank Rakyat Indonesia	160,000	94
Ciputra Development*	882,000	78
Astra International	44,000	72
Ramayana Lestari Sentosa	1,101,000	104
Total Indonesia		424
Italy — 1.0%		
Banche Popolari Unite SCPA	1,557	44
Banco Di Desio E Della Brianza Spa	1,518	19
Banco Popolare di Verona e Novara Scrl	8,087	255
ENI	27,134	874
IFIL - Investments	17,855	155
Total Italy		1,347
Japan — 3.7%		
ABILIT	5,000	23
Bosch	3,000	15
Brother	13,000	181
Canon	9,600	507
Central Japan Railway	63	676
Chugai Pharmaceutical	200	5
Daito Trust Construction	900	43
Diamond Lease	1,400	70
Eisai	300	15
Fuji Heavy Industries	12,000	63
Fujikura	14,000	122
Fujitsu General*	4,000	9
Haseko*	19,500	76
Hosiden	2,100	24
JFE Holdings	8,700	484
JFE Shoji Holdings	10,000	50
KDDI	36	255
Marubeni	23,000	125
Mazda Motor	18,000	118
Mori Seiki	3,300	72
Nikon	24,000	537
Nippon Steel	600	4
Nissan Diesel Motor	11,000	40
Nomura Research Institute	1,300	203
Santen Pharmaceutical	425	12
SBI Holdings	352	137
Seiko	2,000	14
Shinsei Bank	27,000	149
Sumitomo Metal	17,000	72

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Japan — continued		
Suzuki Motor	10,800	$ 311
Tokyo Tekko	2,000	17
Toyota Boshoku	8,300	175
UFJ Central Leasing	200	10
Yamaha Motor	6,000	186
Yamato Kogyo	4,200	112
Yamazen	2,000	13
Yaskawa Electric	7,000	81
Total Japan		5,006
Malaysia — 0.1%		
SP Setia	45,000	77
Total Malaysia		77
Mexico — 0.1%		
GEO SA de CV, Ser B*	33,000	175
Total Mexico		175
Netherlands — 2.6%		
Aegon	13,180	260
Akzo Nobel	5,892	371
ING Groep	18,394	808
Royal Dutch Shell, Cl A	33,994	1,153
Koninklijke (Royal) KPN	56,712	820
Total Netherlands		3,412
New Zealand — 0.1%		
Air New Zealand	127,093	175
Telecom Corp of New Zealand	3,306	11
Total New Zealand		186
Norway — 0.1%		
Statoil	4,760	128
Tandberg	3,400	57
Total Norway		185
Philippines — 0.2%		
Ayala	6,000	78
Bank of the Philippine Islands	49,000	73
Jollibee Foods	73,000	64
Universal Robina	246,000	96
Total Philippines		311
Portugal — 0.0%		
Energias de Portugal	3,700	19
Total Portugal		19
Russia — 0.2%		
Novatek	1,800	98
Sberbank	35	116
Total Russia		214

Description	Shares	Value (000)
Singapore — 0.3%		
SembCorp	17,000	$ 48
Singapore Airlines	19,000	218
Singapore Telecommunications	29,450	67
StarHub	18,000	32
Total Singapore		365
South Africa — 0.1%		
Standard Bank Group	4,400	61
Truworths International	25,000	119
Total South Africa		180
South Korea — 0.4%		
Daegu Bank	8,200	136
Hyundai Motor	1,800	129
Korea Investment Holdings	1,310	57
Lotte Shopping	220	86
MegaStudy*	500	69
NHN*	500	66
Total South Korea		543
Spain — 1.2%		
Acerinox	14,173	388
Banco Santander Central Hispano	56,221	1,069
Fomento de Construcciones y Contratas	1,162	122
Grupo Catalana Occidente	1,011	40
Telefonica	1,508	33
Total Spain		1,652
Sweden — 0.9%		
Lindex	3,200	44
Nordea Bank	42,000	659
Skandinaviska Enskilda Banken, Cl A	13,200	442
Total Sweden		1,145
Switzerland — 1.0%		
Converium Holding	1,458	21
Geberit	43	73
Swatch Group	427	102
Swiss Life Holding*	850	215
Zurich Financial Services	3,363	908
Total Switzerland		1,319
Thailand — 0.2%		
Amata	92,000	27
Amata NVDR	72,000	21
Bangkok Bank	45,000	146
Italian-Thai Development	519,000	62
Total Thailand		256

Description	Shares	Value (000)
United Kingdom — 3.1%		
Antofagasta	44,560	$ 410
Ashtead	15,545	53
AstraZeneca	5,816	326
Aviva	1,242	20
Barclays	14,959	218
BG Group	8,828	117
BHP Billiton	1,296	24
British Airways*	70,790	752
British American Tobacco	1,922	58
BT Group	101,409	613
easyJet*	8,297	107
HBOS	3,600	79
HSBC Holdings	12,110	221
Inchcape	10,896	114
International Power	2,348	17
Kazakhmys	4,833	100
Kelda Group	1,200	22
Marks & Spencer Group	20,780	276
Michael Page International	24,404	230
National Express	800	17
NETeller* (B)	4,431	10
Royal Bank of Scotland	2,345	94
Royal Dutch Shell, Cl B	2,384	80
Scottish & Southern Energy	5,518	163
Sportingbet	5,491	4
Tesco	258	2
Total United Kingdom		4,127
Total Foreign Common Stock (Cost $26,736)		**31,620**
Foreign Preferred Stock — 0.3%		
Germany — 0.3%		
Porsche	255	323
Total Germany		323
Total Foreign Preferred Stock (Cost $288)		**323**
Investment Company — 0.2%		
Index Fund-Midcap — 0.0%		
iShares Russell Midcap Value Index Fund	400	60
Total Index Fund-Midcap		60
Index Fund-Small Cap — 0.2%		
iShares Russell 2000 Growth Index Fund	800	64
iShares S&P SmallCap 600/BARRA Value Index Fund	1,900	147
Total Index Fund-Small Cap		211
Total Investment Company (Cost $258)		**271**

Description	Face Amount (000)/Shares	Value (000)
Repurchase Agreement — 2.5%		
Deutsche Bank		
5.22%, dated 01/31/07 to be repurchased on 02/01/07, repurchase price $3,398,050 (collateralized by a U.S. Government obligation, par value $3,451,000, 5.090%, 06/22/07; total market value $3,465,716) (D)	$3,398	$ 3,398
Total Repurchase Agreement (Cost $3,398)		**3,398**
Warrants — 0.3%		
Amorepacific 144A, expires 06/16/09*	7,800	60
Asian Paints 144A, expires 06/15/09*	5,000	80
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	6,700	62
Nicholas Piramal India 144A, expires 10/26/09*	18,000	104
TXC 144A, expires 01/27/12*	41,000	70
Total Warrants (Cost $335)		**376**
Total Investments — 99.7% (Cost $116,360)		**133,607**
Other Assets and Liabilities, Net — 0.3%		**419**
Total Net Assets — 100.0%		**$ 134,026**

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND

MARKET OVERVIEW (UNAUDITED)

Sub-Advisor: Analytic Investors, Inc.

Performance Highlights

• *For the six-month period ended January 31, 2007, the Old Mutual Analytic Defensive Equity Fund underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares gained 8.93% at net asset value for the one-year period, while the S&P 500 Index returned 13.75%.*

• *Equities contributed positively to overall Fund performance during the period in addition to outperforming the S&P 500 Index.*

• *Options detracted from Fund performance during the period.*

• *Global asset allocation added marginal value during the period, with the majority of performance being attributed to the currency component.*

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2007, the Old Mutual Analytic Defensive Equity Fund (the "Fund") underperformed its benchmark, the S&P 500 Index. The Fund's Class A shares gained 8.93% at net asset value for the six-month period, while the S&P 500 Index returned 13.75%. Performance for all share classes can be found on page 90.

Q. What investment environment did the Fund face during the past six months?

A. Economic news released during the period was mixed. Third quarter gross domestic product ("GDP") was revised downward (from 2.2% to 2.0%) indicating that the economy grew at a slower pace during the third quarter than was previously thought. The Producer Price Index ("PPI") posted a sharp increase, due primarily to higher energy costs. The period also saw a slowdown in new and existing home sales, an increase in imports, and a continued increase in consumer confidence. Finally, the Federal Reserve ("Fed") left short-term interest rates unchanged during the period.

Q. Which market factors influenced the Fund's relative performance?

A. The equity portion of the portfolio contributed positively to overall Fund performance during the period in addition to outperforming the S&P 500 Index. Investor behavior – the characteristics investors rewarded or penalized – was fairly consistent with that seen over recent years. As a result, Analytic Investors, Inc.'s ("Analytic") investment process was effective. The Fund benefited from long positions established based on certain valuation characteristics, such as sales to price and cash flow to price, and growth characteristics, such as recent earnings growth and projected earnings growth. In addition, companies with positive earnings estimate revisions performed well in the strong equity market. Short positions based on observed negative trends, such as individual stocks' trading volume and high dividend yields, also added value to Fund performance overall. Positions held based on a company's price momentum and profit margin negatively impacted results during the period.

Options, most significantly S&P 500 Index options and gold and transportation sector options, experienced losses and detracted from performance during the period as a result of the rising equity market environment.

Global asset allocation added marginal value during the period, with positive performance from the currency positions offset by losses from the relative equity positions. The equity portion of the global asset allocation portfolio was down, primarily due to negative returns to both valuation and price momentum in October and November. As previously mentioned, currencies contributed positively to performance over the period with interest differentials posting strong returns.

Analytic Defensive Equity Fund

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stock holdings was a long position in International Business Machines ("IBM"), as the technology company's stock rallied after reporting a third quarter profit of $1.45 per share, which was higher than analysts' expectations of $1.35 per share. Also contributing positively to performance was a long position in Hewlett-Packard, whose stock rose as the company reclaimed the title of the world's biggest personal computer maker after trailing behind Dell for the prior three years. Additionally, a long position in oil company, Exxon Mobil, helped performance as the company continued to report record profits during the period.

Detracting from performance was a long position in Archer-Daniels-Midland. The agriculture commodities company was down during the period as oil prices continued to cool and drive down spot prices for ethanol. Also detracting from performance was a short position in Gentex, as the auto parts maker posted higher fourth quarter profit and sales thanks to increased demand for the company's higher margin mirrors. Finally, a short position in Tiffany & Co. (no longer a Fund holding) detracted from performance as the jewelry company rallied after reporting strong sales and a positive outlook, beating analyst earnings estimates.

Q. What is the investment outlook for U.S. large-cap stocks?

A. Analytic's investment process is based on the belief that investor preferences change, but change slowly over time. As a result, Analytic continues to emphasize stocks with above average earnings-per-share growth as these companies continue to outperform. In addition, Analytic continues to emphasize certain companies with attractive sales and cash flow to price ratios, while de-emphasizing companies with higher than average dividend yields. Finally, Analytic continues to favor companies with positive earnings revisions and avoid companies with higher than average trading volumes.

Top Ten Holdings as of January 31, 2007	
U.S. Treasury Bill, 4.960%, 07/05/07	5.4%
Exxon Mobil	4.5%
JPMorgan Chase	3.3%
International Business Machines	3.1%
Morgan Stanley	2.5%
AT&T	2.4%
Cardinal Health	2.4%
Honeywell International	2.2%
Hewlett-Packard	2.2%
McKesson	2.0%
As a % of Total Fund Investments	30.0%

Analytic Defensive Equity Fund

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	5 Year Return	10 Year Return	Since Inception
Class A with load	03/31/05	2.64%	5.03%	n/a	n/a	8.14%
Class A without load	03/31/05	8.93%	11.46%	n/a	n/a	11.68%
Class C with load	03/31/05	7.55%	9.66%	n/a	n/a	10.88%
Class C without load	03/31/05	8.55%	10.66%	n/a	n/a	10.88%
Class Z	07/01/78	9.04%	11.66%	9.20%[1]	9.75%[1]	10.88%[1]
Institutional Class	12/09/05[2]	9.05%	11.75%	n/a	n/a	10.08%
S&P 500 Index	07/01/78	13.75%	14.52%	6.82%	7.93%	13.34%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1 and 2.
On December 9, 2005, Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all the assets and liabilities of the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund (the "Predecessor Fund"). On June 24, 2002, the Predecessor Fund acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund, a series of UAM Funds, Inc. II. Substantially similar strategies and policies were used to manage each of the funds. The Fund's Class Z shares are the successor class of the Predecessor Fund's Institutional Class. The Fund's Institutional Class is new.

[1] Based on Predecessor Fund's inception date of July 1, 1978. Total returns are annualized.

[2] The inception date of this share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date this share class was available for sale to shareholders was December 16, 2005.

*Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class Z shares on July 31, 1996 to an investment made in an unmanaged securities index on that date. Performance for the Fund's other shares will vary due to differences in sales charges and expenses. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 108.2%		
Advertising Agencies — 0.1%		
Interpublic Group*	72,322	$ 952
Total Advertising Agencies		952
Aerospace/Defense — 4.3%		
Boeing (E)	181,022	16,212
Lockheed Martin (E)	13,728	1,334
Northrop Grumman (E)	160,824	11,409
Raytheon (E)	63,028	3,271
Spirit Aerosystems Holdings, Cl A* (A)	136,056	4,168
Total Aerospace/Defense		36,394
Agricultural Operations — 0.5%		
Archer-Daniels-Midland (A)	140,397	4,493
Total Agricultural Operations		4,493
Airlines — 0.9%		
AMR* (E)	111,188	4,120
UAL* (E)	71,968	3,109
Total Airlines		7,229
Appliances — 1.5%		
Whirlpool (E)	136,301	12,461
Total Appliances		12,461
Auto-Cars/Light Trucks — 1.7%		
Ford Motor (E)	708,442	5,760
General Motors (E)	259,957	8,537
Total Auto-Cars/Light Trucks		14,297
Auto/Truck Parts & Equipment-Original — 0.1%		
TRW Automotive Holdings*	15,020	393
Total Auto/Truck Parts & Equipment-Original		393
Beverages-Non-Alcoholic — 0.2%		
Coca-Cola Enterprises (E)	56,250	1,154
Pepsi Bottling Group (E)	14,086	446
Total Beverages-Non-Alcoholic		1,600
Broadcast Services/Programming — 0.0%		
Clear Channel Communications (E)	8,824	321
Total Broadcast Services/Programming		321
Cable TV — 3.5%		
Cablevision Systems, Cl A (E)	546,521	16,554
Comcast, Cl A* (E)	199,173	8,827
DIRECTV Group* (E)	98,501	2,402
EchoStar Communications, Cl A* (E)	50,609	2,042
Total Cable TV		29,825

Description	Shares	Value (000)
Casino Hotels — 0.0%		
Harrah's Entertainment (E)	2,024	$ 171
Total Casino Hotels		171
Cellular Telecommunications — 0.7%		
US Cellular* (E)	76,296	5,501
Total Cellular Telecommunications		5,501
Chemicals-Diversified — 0.5%		
Huntsman* (E)	195,139	4,080
Total Chemicals-Diversified		4,080
Chemicals-Specialty — 0.4%		
Hercules* (E)	153,834	3,017
Valhi (E)	3,331	91
Total Chemicals-Specialty		3,108
Commercial Services-Finance — 0.9%		
Western Union	349,363	7,805
Total Commercial Services-Finance		7,805
Computer Services — 2.5%		
Computer Sciences* (E)	159,502	8,367
Electronic Data Systems (E)	455,239	11,977
Unisys* (E)	39,268	339
Total Computer Services		20,683
Computers — 6.4%		
Dell* (E)	24,172	586
Hewlett-Packard (E)	506,063	21,902
International Business Machines (E)	315,014	31,234
Total Computers		53,722
Computers-Integrated Systems — 0.2%		
NCR* (E)	42,746	2,026
Total Computers-Integrated Systems		2,026
Consumer Products-Miscellaneous — 0.4%		
Clorox (E)	49,394	3,231
Total Consumer Products-Miscellaneous		3,231
Containers-Metal/Glass — 1.5%		
Crown Holdings* (E)	352,537	7,780
Owens-Illinois* (E)	232,519	5,176
Total Containers-Metal/Glass		12,956
Containers-Paper/Plastic — 0.0%		
Pactiv* (E)	4,758	154
Total Containers-Paper/Plastic		154
Cosmetics & Toiletries — 0.4%		
Procter & Gamble (E)	49,560	3,215
Total Cosmetics & Toiletries		3,215

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Data Processing/Management — 0.3%		
Dun & Bradstreet* (E)	30,224	$ 2,569
Total Data Processing/Management		2,569
Distribution/Wholesale — 1.3%		
Ingram Micro, Cl A* (E)	180,559	3,523
Tech Data* (E)	65,873	2,446
WESCO International* (E)	84,424	5,126
Total Distribution/Wholesale		11,095
Diversified Manufacturing Operations — 5.4%		
General Electric (E)	212,165	7,648
Harsco (E)	7,356	632
Honeywell International (E)	489,421	22,362
Tyco International (E)	472,222	15,054
Total Diversified Manufacturing Operations		45,696
E-Commerce/Products — 0.0%		
Amazon.com* (E)	4,451	168
Total E-Commerce/Products		168
Electric-Generation — 0.0%		
AES* (E)	5,250	109
Total Electric-Generation		109
Electric-Integrated — 1.7%		
CMS Energy* (E)	193,378	3,227
Edison International (E)	189,611	8,529
Northeast Utilities (E)	14,180	392
TXU (E)	44,048	2,382
Total Electric-Integrated		14,530
Electronic Components-Miscellaneous — 0.1%		
Jabil Circuit (E)	10,163	244
Solectron* (E)	117,292	381
Total Electronic Components-Miscellaneous		625
Electronic Components-Semiconductors — 1.8%		
Agere Systems* (E)	207,964	4,189
Intel (E)	344,520	7,221
Micron Technology* (E)	12,970	168
Nvidia* (E)	22,161	679
Spansion, Cl A* (E)	35,477	455
Texas Instruments (E)	84,855	2,647
Total Electronic Components-Semiconductors		15,359
Electronic Measuring Instruments — 0.3%		
Agilent Technologies* (E)	89,493	2,864
Total Electronic Measuring Instruments		2,864

Description	Shares	Value (000)
Electronic Parts Distribution — 2.0%		
Arrow Electronics* (E)	282,512	$ 9,959
Avnet* (E)	230,664	7,162
Total Electronic Parts Distribution		17,121
Engineering/R&D Services — 1.6%		
Fluor (E)	27,078	2,237
Jacobs Engineering Group* (E)	121,516	11,003
Total Engineering/R&D Services		13,240
Enterprise Software/Services — 0.2%		
Oracle* (E)	98,214	1,685
Total Enterprise Software/Services		1,685
Fiduciary Banks — 0.0%		
Mellon Financial (E)	6,890	295
Total Fiduciary Banks		295
Finance-Investment Banker/Broker — 11.4%		
Citigroup (E)	268,612	14,809
Goldman Sachs Group (E)	25,721	5,457
JPMorgan Chase (E)	643,396	32,768
Lehman Brothers Holdings (E)	139,588	11,480
Merrill Lynch (E)	73,613	6,887
Morgan Stanley (E)	297,523	24,632
Total Finance-Investment Banker/Broker		96,033
Finance-Mortgage Loan/Banker — 2.4%		
Fannie Mae (E)	274,036	15,491
Freddie Mac (E)	71,112	4,618
Total Finance-Mortgage Loan/Banker		20,109
Food-Dairy Products — 0.5%		
Dean Foods* (E)	86,384	3,823
Total Food-Dairy Products		3,823
Food-Meat Products — 1.0%		
Tyson Foods, Cl A (E)	480,392	8,527
Total Food-Meat Products		8,527
Food-Retail — 0.9%		
Kroger (E)	285,772	7,316
Total Food-Retail		7,316
Health Care Cost Containment — 2.3%		
McKesson (E)	354,095	19,741
Total Health Care Cost Containment		19,741

Description	Shares	Value (000)
Hotels & Motels — 0.3%		
Marriott International, Cl A (E)	58,902	$ 2,836
Total Hotels & Motels		2,836
Independent Power Producer — 0.0%		
Reliant Energy* (E)	6,693	100
Total Independent Power Producer		100
Instruments-Scientific — 0.3%		
Thermo Fisher Scientific* (E)	48,636	2,327
Total Instruments-Scientific		2,327
Insurance Brokers — 0.8%		
AON (E)	177,148	6,353
Total Insurance Brokers		6,353
Internet Security — 0.5%		
Checkfree* (E)	58,587	2,427
VeriSign* (E)	64,601	1,544
Total Internet Security		3,971
Life/Health Insurance — 0.0%		
Cigna (E)	1,305	173
Total Life/Health Insurance		173
Machinery-Pumps — 0.6%		
Flowserve* (E)	101,111	5,366
Total Machinery-Pumps		5,366
Medical Products — 0.5%		
Baxter International (E)	66,338	3,294
Henry Schein* (E)	9,347	475
Total Medical Products		3,769
Medical-Biomedical/Genetic — 0.3%		
Amgen (E)*	37,702	2,653
Total Medical-Biomedical/Genetic		2,653
Medical-Drugs — 0.6%		
Pfizer (E)	56,122	1,472
Wyeth	66,784	3,300
Total Medical-Drugs		4,772
Medical-HMO — 2.4%		
Health Net* (E)	88,161	4,294
Humana* (E)	159,521	8,853
WellPoint*	92,480	7,249
Total Medical-HMO		20,396
Medical-Hospitals — 0.0%		
Tenet Healthcare* (E)	44,864	317
Total Medical-Hospitals		317

Description	Shares	Value (000)
Medical-Wholesale Drug Distributors — 4.1%		
AmerisourceBergen (E)	203,290	$ 10,648
Cardinal Health (E)	331,280	23,660
Total Medical-Wholesale Drug Distributors		34,308
Metal-Copper — 0.1%		
Phelps Dodge (E)	5,925	732
Total Metal-Copper		732
Multi-Line Insurance — 3.5%		
American Financial Group (E)	49,749	1,757
CNA Financial* (E)	27,116	1,102
Loews (E)	450,682	19,587
Metlife (E)	119,026	7,394
Total Multi-Line Insurance		29,840
Multimedia — 1.1%		
Walt Disney (E)	259,538	9,128
Total Multimedia		9,128
Office Automation & Equipment — 0.1%		
Xerox*	59,410	1,022
Total Office Automation & Equipment		1,022
Oil & Gas Drilling — 0.9%		
Transocean* (E)	101,298	7,837
Total Oil & Gas Drilling		7,837
Oil Companies-Integrated — 8.2%		
Chevron (E)	237,210	17,288
ConocoPhillips (E)	98,069	6,513
Exxon Mobil	612,587	45,392
Total Oil Companies-Integrated		69,193
Pharmacy Services — 1.9%		
Caremark Rx (E)	12,463	764
Express Scripts* (E)	7,840	545
Medco Health Solutions* (E)	246,447	14,592
Total Pharmacy Services		15,901
Photo Equipment & Supplies — 1.1%		
Eastman Kodak (E)	345,020	8,922
Total Photo Equipment & Supplies		8,922
Pipelines — 0.4%		
Williams	128,076	3,457
Total Pipelines		3,457
Printing-Commercial — 0.7%		
RR Donnelley & Sons (E)	151,920	5,636
Total Printing-Commercial		5,636

OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Property/Casualty Insurance — 0.5%		
WR Berkley (E)	116,499	$ 3,855
Total Property/Casualty Insurance		3,855
Publishing-Periodicals — 0.4%		
Idearc* (E)	101,838	3,302
Total Publishing-Periodicals		3,302
Reinsurance — 0.1%		
Transatlantic Holdings (E)	14,221	893
Total Reinsurance		893
REITs-Apartments — 0.6%		
AvalonBay Communities (E)	31,204	4,629
Total REITs-Apartments		4,629
REITs-Diversified — 0.3%		
Rayonier (E)	62,083	2,682
Total REITs-Diversified		2,682
REITs-Office Property — 0.3%		
Boston Properties (E)	13,463	1,697
Equity Office Properties Trust (E)	6,905	384
Total REITs-Office Property		2,081
REITs-Storage — 0.9%		
Public Storage (E)	69,229	7,529
Total REITs-Storage		7,529
Retail-Automobile — 0.1%		
United Auto Group (E)	34,248	821
Total Retail-Automobile		821
Retail-Consumer Electronics — 0.1%		
Circuit City Stores (E)	59,152	1,207
Total Retail-Consumer Electronics		1,207
Retail-Discount — 2.8%		
TJX (E)	135,509	4,007
Wal-Mart Stores	409,188	19,514
Total Retail-Discount		23,521
Retail-Office Supplies — 0.5%		
Office Depot* (E)	107,710	4,027
Total Retail-Office Supplies		4,027
Rubber-Tires — 0.6%		
Goodyear Tire & Rubber (E)*	208,753	5,154
Total Rubber-Tires		5,154

Description	Shares	Value (000)
S&L/Thrifts-Western US — 0.2%		
Washington Mutual	30,331	$ 1,352
Total S&L/Thrifts-Western US		1,352
Semiconductor Components-Integrated Circuits — 0.1%		
Atmel* (E)	143,898	861
Total Semiconductor Components-Integrated Circuits		861
Super-Regional Banks-US — 4.1%		
Bank of America (E)	155,522	8,177
Capital One Financial (E)	13,698	1,101
PNC Financial Services Group (E)	10,058	743
Wachovia (E)	283,565	16,022
Wells Fargo (E)	240,155	8,626
Total Super-Regional Banks-US		34,669
Telecommunications Services — 0.0%		
Embarq	1,374	76
Total Telecommunications Services		76
Telephone-Integrated — 3.6%		
AT&T (E)	642,247	24,168
Qwest Communications International* (E)	674,525	5,497
Telephone & Data Systems (E)	8,209	459
Total Telephone-Integrated		30,124
Tobacco — 2.1%		
Altria Group (E)	4,421	386
Loews Corp - Carolina Group (E)	256,650	17,591
Total Tobacco		17,977
Transport-Services — 2.0%		
FedEx (E)	152,192	16,802
Total Transport-Services		16,802
Water Treatment Systems — 0.1%		
Nalco Holding* (E)	22,303	513
Total Water Treatment Systems		513
Web Portals/ISP — 0.4%		
Google, Cl A* (E)	6,990	3,504
Total Web Portals/ISP		3,504
Wireless Equipment — 0.1%		
Motorola (E)	41,076	815
Total Wireless Equipment		815
Total Common Stock (Cost $816,951)		910,925

Description	Face Amount (000)/Shares	Value (000)
Treasury Bill — 6.4%		
U.S. Treasury Bill		
4.960%, 07/05/07 (F)	$55,440	$ 54,265
Total Treasury Bill (Cost $54,271)		**54,265**
Cash Equivalent — 4.4%		
HighMark Diversified Money Market		
Fund Institutional Class, 4.661% (C)	5,134,475	5,134
Union Bank of California Money		
Market Unlimited Fund,		
4.428% (C)	31,907,652	31,908
Total Cash Equivalent (Cost $37,042)		**37,042**
Warrants — 0.0%		
Raytheon, expires 06/16/11*	528	9
Total Warrants (Cost $—)		**9**
Total Investments — 119.0% (Cost $908,264)		**1,002,241**
Securities Sold Short — (18.1)%		
Aerospace/Defense-Equipment — (0.3)%		
DRS Technologies	(45,104)	(2,499)
Total Aerospace/Defense-Equipment		(2,499)
Airlines — (0.6)%		
Southwest Airlines	(338,254)	(5,107)
Total Airlines		(5,107)
Applications Software — (0.8)%		
Red Hat*	(113,933)	(2,590)
Salesforce.com*	(95,068)	(4,167)
Total Applications Software		(6,757)
Broadcast Services/Programming — (1.8)%		
Discovery, Cl A*	(903,852)	(14,977)
Total Broadcast Services/Programming		(14,977)
Building Products-Cement/Aggregate — (0.5)%		
Eagle Materials	(78,134)	(3,859)
Total Building Products-Cement/Aggregate		(3,859)
Building-Residential/Commercial — (0.1)%		
MDC Holdings	(15,290)	(891)
Total Building-Residential/Commercial		(891)
Computers-Integrated Systems — (0.3)%		
Riverbed Technology*	(78,272)	(2,395)
Total Computers-Integrated Systems		(2,395)
Computers-Memory Devices — (0.1)%		
Sandisk*	(15,970)	(642)
Total Computers-Memory Devices		(642)

Description	Shares	Value (000)
Consulting Services — (0.2)%		
Corporate Executive Board	(15,496)	$ (1,406)
Total Consulting Services		(1,406)
Data Processing/Management — (1.3)%		
Fair Isaac	(95,201)	(3,791)
Mastercard, Cl A	(18,034)	(2,012)
Navteq*	(94,418)	(3,350)
Paychex	(55,810)	(2,233)
Total Data Processing/Management		(11,386)
Diagnostic Equipment — (0.2)%		
Gen-probe*	(25,755)	(1,332)
Total Diagnostic Equipment		(1,332)
Distribution-Wholesale — (0.2)%		
Fastenal	(49,615)	(1,850)
Total Distribution-Wholesale		(1,850)
Diversified Operations — (0.6)%		
Leucadia National	(202,120)	(5,530)
Total Diversified Operations		(5,530)
Electronic Components-Miscellaneous — (1.7)%		
Gentex	(802,990)	(14,044)
Total Electronic Components-Miscellaneous		(14,044)
Electronic Components-Semiconductors — (1.0)%		
PMC-Sierra*	(535,524)	(3,373)
Rambus*	(190,218)	(3,536)
Silicon Laboratories*	(36,692)	(1,178)
Total Electronic Components-Semiconductors		(8,087)
Finance-Other Services — (0.2)%		
Chicago Mercantile Exchange	(3,692)	(2,080)
Total Finance-Other Services		(2,080)
Food-Retail — (0.0)%		
Whole Foods Market	(1,435)	(62)
Total Food-Retail		(62)
Industrial Audio & Video Products — (0.1)%		
Dolby Laboratories, Cl A*	(24,471)	(820)
Total Industrial Audio & Video Products		(820)
Internet Infrastructure Software — (0.6)%		
F5 Networks*	(79,111)	(5,652)
Total Internet Infrastructure Software		(5,652)

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Medical-Biomedical/Genetic — (0.0)%		
Millenium Pharmaceuticals*	(30,825)	$ (342)
Total Medical-Biomedical/Genetic		(342)
Medical Instruments — (0.5)%		
Boston Scientific*	(230,079)	(4,245)
Total Medical Instruments		(4,245)
Medical Products — (0.3)%		
Cooper Companies	(44,546)	(2,125)
Total Medical Products		(2,125)
Networking Products — (0.0)%		
Juniper Networks*	(2,550)	(46)
Total Networking Products		(46)
Oil Companies-Exploration and Production — (0.7)%		
Quicksilver Resource*	(155,784)	(6,178)
Total Oil Companies-Exploration and Production		(6,178)
Paper & Related Products — (0.7)%		
Louisiana-Pacific	(253,720)	(5,813)
Total Paper & Related Products		(5,813)
Radio — (0.2)%		
XM Satellite Radio, Cl A*	(140,629)	(1,998)
Total Radio		(1,998)
Retail-Apparel/Shoe — (0.0)%		
Urban Outfitters*	(4,737)	(116)
Total Retail-Apparel/Shoe		(116)
REITs-Mortgage — (0.2)%		
New Century Financial	(47,739)	(1,445)
Total REITs-Mortgage		(1,445)
Retirement/Aged Care — (0.7)%		
Brookdale Senior Living	(116,550)	(5,594)
Total Retirement/Aged Care		(5,594)
S&L/Thrifts-Eastern US — (2.6)%		
Hudson City Bancorp	(1,563,767)	(21,533)
Total S&L/Thrifts-Eastern US		(21,533)
Schools — (0.3)%		
Apollo Group*	(8,922)	(387)
Career Education*	(85,057)	(2,439)
Total Schools		(2,826)

Description	Shares/ Contracts	Value (000)
Telecommunications Equipment-Fiber Optics — (0.2)%		
Ciena*	(47,835)	$ (1,344)
JDS Uniphase*	(27,568)	(490)
Total Telecommunications Equipment-Fiber Optics		(1,834)
Television — (0.1)%		
CBS, Cl B	(9,099)	(284)
Hearst-Argyle Television	(29,662)	(774)
Total Television		(1,058)
Therapeutics — (0.8)%		
Amlyn Pharmaceuticals*	(164,080)	(6,363)
Total Therapeutics		(6,363)
Water — (0.2)%		
Aqua America	(78,735)	(1,749)
Total Water		(1,749)
Total Securities Sold Short (Proceeds $(148,263))		(152,641)
Written Index Option Contracts — (1.4)%		
CBOE Dow Jones Index February 2007 500 Call	(650)	(247)
S&P 500 Index February 2007 1,390 Call	(2,125)	(10,370)
S&P 500 Index February 2007 1,445 Call	(2,150)	(1,570)
Total Written Index Option Contracts (Proceeds $(11,797))		(12,187)
Other Assets and Liabilities, Net — 0.5%		4,994
Total Net Assets — 100.0%		$ 842,407

As of January 31, 2007, the Fund had the following forward foreign currency contracts outstanding:

Settlement Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
3/21/2007	USD	(178,153,930)	AUD	229,000,000	$ (582,398)
3/21/2007	USD	(150,621,353)	CAD	174,000,000	(2,526,554)
3/21/2007	USD	(81,378,886)	CHF	100,000,000	(625,675)
3/21/2007	USD	(38,720,900)	GBP	20,000,000	563,007
3/21/2007	USD	(179,689,039)	NOK	1,120,000,000	196,695
3/21/2007	USD	(153,817,355)	SEK	1,060,000,000	(773,371)
3/21/2007	CHF	(180,000,000)	USD	148,156,684	2,800,904
3/21/2007	NZD	(110,000,000)	USD	75,466,600	(62,268)
3/21/2007	GBP	(75,000,000)	USD	145,961,250	(1,353,401)
3/21/2007	JPY	(19,000,000,000)	USD	162,537,071	4,025,638
3/21/2007	EUR	(137,000,000)	USD	178,981,663	58,939
TOTAL					$ 1,721,516

The Fund had the following futures contracts open as of January 31, 2007:

Contract Description	Number of Contracts	Contract Value	Expiration Date	Unrealized Appreciation/ (Depreciation)
Amsterdam Index	872	$113,559,778	02/19/2007	$(1,566,749)
CAC40 Index	1,565	114,518,662	02/18/2007	(594,238)
DAX Index	(386)	(85,698,550)	03/16/2007	(3,498,199)
DJ Euro Stoxx 50 Index	253	13,824,758	03/20/2007	350,374
FTSE 100 Index	(728)	(88,479,472)	03/17/2007	326,417
Hang Seng Index	710	91,648,841	02/27/2007	(1,128,030)
IBEX 35 Index	600	113,789,194	02/19/2007	725,490
OMX Index	(5,498)	(93,942,142)	02/23/2007	9,257
S&P 500 Index	12	4,329,000	03/17/2007	78,667
S&P/MIB Index	414	114,366,057	03/16/2007	2,615,339
S&P/TSE 60 Index	(691)	(888,069,318)	03/15/2007	(214,591)
SPI 200 Index	(838)	(93,396,661)	03/16/2007	(2,939,363)
TOPIX Index	(294)	(42,031,328)	03/08/2007	(2,172,959)
TOTAL				$(8,008,585)

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

Old Mutual Analytic Global Defensive Equity Fund

Market Overview (Unaudited)

Sub-Advisor: Analytic Investors, Inc.

Performance Highlights

- *During the six-month period ended January 31, 2007, the Old Mutual Analytic Global Defensive Equity Fund's Class A shares gained 10.58% at net asset value. The Fund underperformed its benchmark, the MSCI World Index, which returned 13.84% for the same time period.*

- *In addition to outperforming the MSCI World Index, equities contributed positively to overall Fund performance during the period.*

- *Options experienced losses over the period and detracted from performance as a result of the rising equity market environment.*

Q. How did the Fund perform relative to its benchmark?

A. During the six-month period ended January 31, 2007, the Old Mutual Analytic Global Defensive Equity Fund's (the "Fund") Class A shares gained 10.58% at net asset value. The Fund underperformed its benchmark, the MSCI World Index, which returned 13.84% for the same time period. Performance for all share classes can be found on page 100.

Q. What investment environment did the Fund face during the past six months?

A. Global markets accelerated during the six-month period ended January 31, 2007 with the MSCI World Index gaining 13.84%. Subdued inflation figures in the United States and Japan helped calm fears of interest rate hikes. Aided by relatively warm weather in most parts of the world, oil prices fell from a high of over $70 per barrel in August to end the period at just over $57 per barrel. Lower oil prices, tame inflation, and steady interest rates all helped boost consumer confidence. Fears of slowing economic growth subsided as most major economies showed growth in excess of expectations. During the period, the euro gained ground relative to the U.S. dollar, while the Japanese yen moved substantially lower, aiding Japanese exporters.

Q. Which market factors influenced the Fund's relative performance?

A. In addition to outperforming the MSCI World Index, equities contributed positively to overall Fund performance during the period. Equity positions based on certain value characteristics, such as in companies with above average earnings-to-price and book-to-price ratios, helped performance as investors continued to favor these types of characteristics. In addition, an emphasis on companies with certain efficiency characteristics, such as companies with above average asset turnover and inventory turnover, also helped performance as these companies outperformed in this environment.

As expected, options experienced losses over the period and detracted from performance as a result of the rising equity market environment. Performance can be attributed primarily to losses from calls written on U.S. and Italian index options.

Q. How did portfolio composition affect Fund performance?

A. Among the best performing stock holdings was a long position in Goldman Sachs Group, as the financial services company's stock continued to rise due to strong earnings reports. Also contributing positively during the period was a long position in UOL Group. The Singapore-based property management company's stock rallied on news of a voluntary liquidation of Hotel Plaza Limited, one of the company's wholly owned subsidiaries. Finally, a long position in Morgan Stanley also helped performance as the financial services firm's stock gained value on reports of strong positive earnings.

Detracting from performance during the period was a short position in Unisys. The technology services firm rallied after reporting a fourth-quarter profit which was significant after having experienced a loss during the previous year. Additionally, a short position in Singapore Exchange detracted from performance. The investment services company's stock gained value as a result of news that the company formed a strategic partnership with the National Library Board, which provides investment resources and reference materials for investors. Finally, a short position in Topdanmark A/S also detracted from performance during the period. The Danish insurance company's stock price increased on news of higher than expected profits.

Q. What is the investment outlook for the global stock market?

A. Analytic Investors, Inc.'s ("Analytic") investment process is based on the belief that investor preferences change, but change slowly over time. As a result, Analytic continues to emphasize stocks with a strong price momentum and attractive earnings-to-price ratios as the sub-advisor believes these companies will continue to outperform. In addition, Analytic continues to emphasize companies with above average trading volumes, while deemphasizing companies with higher than average price-to-book ratios as investors penalize this measure of valuation.

Top Ten Holdings
as of January 31, 2007

AT&T	2.7%
IMMOFINANZ	2.3%
Swire Pacific, Cl A	2.3%
Morgan Stanley	2.2%
Thermo Fisher Scientific	2.1%
Comcast, Cl A	2.0%
Onex	1.8%
BHP Billiton	1.8%
Goldman Sachs Group	1.7%
Swatch Group	1.5%
As a % of Total Fund Investments	20.4%

Analytic Global Defensive Equity Fund

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	Since Inception*
Class A with load	05/31/06	4.25%	4.74%
Class A without load	05/31/06	10.58%	11.13%
Class C with load	05/31/06	9.11%	9.44%
Class C without load	05/31/06	10.11%	10.44%
Class Z	05/31/06	10.72%	11.17%
Institutional Class	05/31/06	10.90%	11.45%
MSCI World Index	05/31/06	13.84%	14.51%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1 and 2.

* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 05/31/06 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. Performance for the Fund's Class C shares assumes the payment of a contingent deferred sales load, which is charged on investments held less than one year. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 47.6%		
Aerospace/Defense — 0.3%		
Northrop Grumman (E)	170	$ 12
Raytheon (E)	344	18
Total Aerospace/Defense		30
Aerospace/Defense-Equipment — 0.1%		
United Technologies	200	14
Total Aerospace/Defense-Equipment		14
Apparel Manufacturers — 0.2%		
Coach* (E)	400	18
Total Apparel Manufacturers		18
Auto-Cars/Light Trucks — 1.0%		
Ford Motor (E)	10,500	85
General Motors (E)	400	13
Total Auto-Cars/Light Trucks		98
Cable TV — 2.5%		
Comcast, Cl A* (E)	5,286	234
Total Cable TV		234
Commercial Services — 0.0%		
Convergys* (E)	100	3
Total Commercial Services		3
Commercial Services-Finance — 0.1%		
Western Union (E)	500	11
Total Commercial Services-Finance		11
Computer Services — 0.9%		
Electronic Data Systems (E)	3,097	81
Total Computer Services		81
Computers — 1.9%		
Apple* (E)	400	34
Hewlett-Packard (E)	2,418	105
International Business Machines (E)	400	40
Total Computers		179
Diversified Manufacturing Operations — 1.9%		
Cooper Industries, Cl A	200	18
Danaher (E)	400	29
General Electric (E)	1,100	40
Harsco (E)	700	60
Textron (E)	200	19
Tyco International	400	13
Total Diversified Manufacturing Operations		179

Description	Shares	Value (000)
E-Commerce/Services — 0.2%		
IAC/InterActiveCorp* (E)	600	$ 23
Total E-Commerce/Services		23
Electric-Generation — 0.2%		
AES* (E)	800	17
Total Electric-Generation		17
Electric-Integrated — 2.5%		
Duke Energy (E)	3,177	62
FirstEnergy (E)	903	54
Pepco Holdings (E)	2,200	56
PG&E (E)	1,000	47
Progress Energy (E)	200	9
Xcel Energy (E)	500	12
Total Electric-Integrated		240
Electronic Components-Miscellaneous — 0.2%		
Flextronics International* (E)	1,400	17
Solectron* (E)	700	2
Total Electronic Components-Miscellaneous		19
Electronic Components-Semiconductors — 0.1%		
Intel (E)	600	13
LSI Logic* (E)	100	1
Total Electronic Components-Semiconductors		14
Electronic Parts Distribution — 0.6%		
Arrow Electronics* (E)	1,000	35
Avnet* (E)	700	22
Total Electronic Parts Distribution		57
Enterprise Software/Services — 0.6%		
BMC Software* (E)	300	10
Oracle* (E)	2,900	50
Total Enterprise Software/Services		60
Finance-Investment Banker/Broker — 9.3%		
E*Trade Financial* (E)	1,200	29
Goldman Sachs Group (E)	938	199
JPMorgan Chase (E)	2,600	133
Lehman Brothers Holdings (E)	1,119	92
Merrill Lynch (E)	1,870	175
Morgan Stanley	3,079	255
Total Finance-Investment Banker/Broker		883
Food-Meat Products — 0.2%		
Tyson Foods, Cl A (E)	900	16
Total Food-Meat Products		16

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Food-Miscellaneous/Diversified — 1.1%		
ConAgra Foods (E)	1,000	$ 26
General Mills (E)	600	34
Kraft Foods, Cl A (E)	1,396	49
Total Food-Miscellaneous/Diversified		109
Food-Retail — 0.3%		
Kroger (E)	400	10
Safeway	400	15
Total Food-Retail		25
Human Resources — 0.3%		
Manpower (E)	350	26
Total Human Resources		26
Independent Power Producer — 0.1%		
Reliant Energy* (E)	600	9
Total Independent Power Producer		9
Instruments-Scientific — 2.6%		
Thermo Fisher Scientific* (E)	5,100	244
Total Instruments-Scientific		244
Investment Management/Advisory Services — 0.3%		
Ameriprise Financial (E)	400	24
Total Investment Management/ Advisory Services		24
Life/Health Insurance — 3.1%		
Lincoln National (E)	2,057	138
Principal Financial Group (E)	500	31
Prudential Financial (E)	1,307	117
Total Life/Health Insurance		286
Medical-Drugs — 1.6%		
Merck (E)	2,686	120
Wyeth (E)	700	35
Total Medical-Drugs		155
Medical-HMO — 0.2%		
UnitedHealth Group (E)	300	16
Total Medical-HMO		16
Medical-Hospitals — 0.1%		
Triad Hospitals* (E)	200	8
Total Medical-Hospitals		8
Medical-Wholesale Drug Distributors — 0.9%		
AmerisourceBergen (E)	1,697	89
Total Medical-Wholesale Drug Distributors		89

Description	Shares	Value (000)
Metal-Diversified — 0.1%		
Freeport-McMoRan Copper & Gold, Cl B (E)	100	$ 6
Total Metal-Diversified		6
Multi-Line Insurance — 1.5%		
Genworth Financial, Cl A (E)	300	10
Metlife (E)	2,300	143
Total Multi-Line Insurance		153
Multimedia — 0.7%		
Walt Disney (E)	1,800	63
Total Multimedia		63
Networking Products — 0.1%		
Cisco Systems* (E)	500	13
Total Networking Products		13
Office Automation & Equipment — 0.2%		
Xerox* (E)	1,300	22
Total Office Automation & Equipment		22
Oil Companies-Exploration & Production — 0.8%		
Chesapeake Energy (E)	1,900	56
Ultra Petroleum* (E)	347	18
Total Oil Companies-Exploration & Production		74
Oil Companies-Integrated — 0.1%		
Occidental Petroleum (E)	268	12
Total Oil Companies-Integrated		12
Oil Refining & Marketing — 0.1%		
Tesoro (E)	100	8
Total Oil Refining & Marketing		8
Paper & Related Products — 0.4%		
International Paper (E)	1,000	34
Total Paper & Related Products		34
Pharmacy Services — 0.7%		
Medco Health Solutions* (E)	899	53
Omnicare (E)	300	12
Total Pharmacy Services		65
Pipelines — 0.4%		
Spectra Energy (E)	889	23
Williams (E)	700	19
Total Pipelines		42
REITs-Apartments — 0.9%		
Archstone-Smith Trust (E)	1,300	82
Total REITs-Apartments		82

Description	Shares	Value (000)
REITs-Diversified — 0.9%		
Vornado Realty Trust (E)	700	$ 86
Total REITs-Diversified		86
Retail-Apparel/Shoe — 0.4%		
Limited Brands (E)	1,400	39
Total Retail-Apparel/Shoe		39
Retail-Consumer Electronics — 0.3%		
Circuit City Stores (E)	1,200	24
Total Retail-Consumer Electronics		24
Retail-Major Department Store — 0.1%		
JC Penney (E)	100	8
Total Retail-Major Department Store		8
Retail-Regional Department Store — 1.6%		
Federated Department Stores (E)	3,552	147
Total Retail-Regional Department Store		147
Super-Regional Banks-US — 0.9%		
Bank of America (E)	300	16
US Bancorp (E)	1,300	46
Wachovia (E)	200	11
Wells Fargo (E)	300	11
Total Super-Regional Banks-US		84
Telecommunications Equipment-Fiber Optics — 0.1%		
Corning* (E)	500	10
Total Telecommunications Equipment-Fiber Optics		10
Telephone-Integrated — 3.5%		
AT&T (E)	8,374	315
Qwest Communications International* (E)	1,300	11
Sprint Nextel (E)	500	9
Total Telephone-Integrated		335
Transport-Services — 0.2%		
FedEx (E)	200	22
Total Transport-Services		22
Wireless Equipment — 0.2%		
Motorola (E)	1,000	20
Total Wireless Equipment		20
Total Common Stock (Cost $4,137)		4,516
Foreign Common Stock — 63.4%		
Australia — 5.0%		
Amcor	2,066	12
BHP Billiton (E)	9,989	204
Downer EDI	2,902	15

Description	Shares	Value (000)
Australia — continued		
Insurance Australia Group	4,001	$ 20
National Australia Bank	434	14
Rio Tinto (E)	2,425	146
Santos	8,667	63
Total Australia		474
Austria — 4.0%		
IMMOFINANZ* (E)	17,529	266
Meinl European Land* (E)	4,333	112
Total Austria		378
Belgium — 2.4%		
Colruyt (E)	624	133
KBC Groep	190	24
Mobistar	117	10
Solvay	418	64
Total Belgium		231
Canada — 6.6%		
ACE Aviation Holdings, Cl A*	300	9
Bank of Montreal	624	37
Bank of Nova Scotia	971	42
BCE	500	13
Canadian Imperial Bank of Commerce	400	34
IPSCO	400	40
National Bank of Canada	200	11
Onex (E)	8,800	208
PrimeWest Energy Trust	1,200	23
Royal Bank of Canada	200	9
Teck Cominco, Cl B	200	15
TELUS (E)	1,400	67
TransCanada (E)	3,500	116
Total Canada		624
Denmark — 1.4%		
Carlsberg, Cl B (E)	1,150	117
Novo-Nordisk, Cl B	150	13
Total Denmark		130
Finland — 0.4%		
Elisa	784	23
Outokumpu	256	10
Total Finland		33
France — 4.8%		
Air France-KLM	484	22
AXA	267	11
BNP Paribas	97	11
Carrefour	799	46
Cie de Saint-Gobain	551	52
Groupe Danone (E)	1,123	174

Old Mutual Analytic Global Defensive Equity Fund — continued

Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
France — continued		
PPR	283	$ 42
Societe Generale	138	24
Suez	1,219	60
Vivendi	255	11
Total France		453
Germany — 1.6%		
Allianz SE	299	60
Deutsche Bank	418	59
Deutsche Lufthansa	915	26
Merck KGaA	15	2
Muenchener Rueckversicherungs	58	9
Total Germany		156
Hong Kong — 4.1%		
CLP Holdings (E)	15,500	116
Swire Pacific, Cl A (E)	23,000	265
Wing Hang Bank	1,000	12
Total Hong Kong		393
Italy — 1.3%		
Fiat* (E)	3,714	81
Snam Rete Gas	3,887	23
UniCredito Italiano	2,474	23
Total Italy		127
Japan — 10.5%		
77 Bank	3,000	20
Arrk	100	1
Bank of Yokohama	1,000	8
Bridgestone (E)	5,100	111
Canon	600	32
Casio Computer	1,000	21
Daiichi Sankyo (E)	1,800	50
Fujitsu	3,000	23
Hitachi	2,000	13
Hitachi Cable	5,000	28
Inpex Holdings	1	8
Kokuyo	4,100	56
Konica Minolta Holdings	500	7
Matsushita Electric Industrial (E)	2,000	40
Meiji Dairies (E)	6,000	46
Mitsubishi Electric (E)	9,000	82
Mitsubishi UFJ Financial Group	3	36
Mitsui Chemicals	6,000	49
Mizuho Financial Group	3	22
Nintendo	100	30
Nippon Oil	8,000	54
Nippon Steel	2,000	12
Nippon Telegraph & Telephone	5	25
Oki Electric Industry	12,000	26

Description	Shares	Value (000)
Japan — continued		
Park24	800	$ 11
Ricoh	1,000	22
Sojitz* (E)	20,300	72
Sumitomo Mitsui Financial Group	2	20
Sumitomo Rubber Industries	700	8
Takefuji	330	13
Terumo	300	12
Toyota Motor	300	20
Uniden	2,000	15
Total Japan		993
Netherlands — 3.8%		
Akzo Nobel (E)	1,420	89
Koninklijke Ahold*	975	10
Royal Dutch Shell, Cl A (E)	2,958	100
TNT (E)	3,552	161
Total Netherlands		360
New Zealand — 1.2%		
Fletcher Building (E)	10,248	82
Sky City Entertainment Group	9,243	34
Total New Zealand		116
Norway — 0.9%		
Orkla	220	13
ProSafe	4,500	71
Total Norway		84
Portugal — 0.1%		
Sonae SGPS	6,194	14
Total Portugal		14
Singapore — 1.2%		
DBS Group Holdings	1,000	14
Singapore Telecommunications	5,300	12
Suntec REIT	13,000	16
UOL Group	22,000	73
Total Singapore		115
Spain — 3.5%		
Acciona	54	11
Banco Bilbao Vizcaya Argentaria	77	2
Banco Popular Espanol	1,659	32
Banco Santander Central Hispano	3,364	64
Gas Natural	1,868	75
NH Hoteles	1,477	32
Telefonica	1,408	31
Union Fenosa (E)	1,601	80
Total Spain		327

Description	Shares	Value (000)
Sweden — 2.0%		
Nordea Bank	2,354	$ 37
Skandinaviska Enskilda Banken, Cl A	510	17
SSAB Svenskt Staal, Ser B (E)	3,400	80
Volvo, Cl B	798	59
Total Sweden		193
Switzerland — 3.2%		
ABB	822	15
Adecco	148	9
Holcim	564	56
Roche Holding	173	33
Schindler Holding	214	14
Swatch Group, Cl B (E)	744	177
Total Switzerland		304
United Kingdom — 5.4%		
Alliance Boots	605	10
AstraZeneca	258	14
Aviva	2,051	33
Barclays	300	4
BG Group	1,678	22
British Airways*	1,035	11
British American Tobacco	1,369	42
Cable & Wireless	372	1
Cookson Group	1,211	14
Diageo	1,715	33
HBOS	68	2
HSBC Holdings (E)	5,251	96
J. Sainsbury	337	3
Lloyds	4,137	48
LogicaCMG	3,532	12
Resolution	789	10
Royal Bank of Scotland	1,669	67
Scottish & Newcastle	4,379	47
WPP Group	3,251	48
Total United Kingdom		517
Total Foreign Common Stock (Cost $5,644)		6,022
Foreign Preferred Stock — 1.4%		
Italy — 1.4%		
Unipol (E)	39,507	138
Total Italy		138
Total Foreign Preferred Stock (Cost $120)		138
Rights — 0.0%		
Meinl European Land, Expires 02/09/07*	4,333	1
Merck KGaA, Expires 02/06/07*	14	—
Total Rights (Cost $—)		1

Description	Face Amount (000)/Shares	Value (000)
Repurchase Agreement — 10.4%		
Morgan Stanley 5.15%, dated 01/31/07, to be repurchased on 02/01/07, repurchase price $984,330 (collateralized by a U.S. Government obligation, par value $1,040,000, 4.650%, 10/10/13; total market value $1,011,033) (D)	$984	$ 984
Total Repurchase Agreement (Cost $984)		984
Total Investments — 122.8% (Cost $10,885)		11,661
Securities Sold Short — (4.9)%		
Cable TV — (0.0)%		
Cablevision Systems, Cl A	(100)	(3)
Total Cable TV		(3)
Computer Services — (0.9)%		
Unisys*	(9,363)	(81)
Total Computer Services		(81)
Diversified Operations — (0.5)%		
Leucadia National	(1,600)	(44)
Total Diversified Operations		(44)
Multi-Line Insurance — (0.8)%		
XL Capital, Cl A	(1,100)	(76)
Total Multi-Line Insurance		(76)
Real Estate Management/Services — (1.1)%		
CB Richard Ellis Group, Cl A*	(900)	(34)
Realogy*	(2,400)	(72)
Total Real Estate Management/Services		(106)
Reinsurance — (0.6)%		
Everest Re Group	(600)	(56)
Total Reinsurance		(56)
Television — (1.0)%		
CBS, Cl B	(3,000)	(94)
Total Television		(94)
Total Securities Sold Short (Proceeds $(415))		(460)
Foreign Securities Sold Short — (13.7)%		
Australia — (3.4)%		
AGL Energy*	(3,139)	(42)
Alumina	(11,685)	(59)
Australian Stock Exchange	(2,896)	(86)
Billabong International	(2,762)	(35)
Perpetual	(457)	(28)

OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Australia — continued		
Rinker Group	(861)	$ (13)
Westfield Group	(3,659)	(64)
Total Australia		(327)
Austria — (0.8)%		
Andritz	(61)	(13)
Oest Elektrizatswits, Cl A	(1,277)	(62)
Total Austria		(75)
Canada — (1.8)%		
Agnico-Eagle Mines	(100)	(4)
Astral Media	(2,100)	(82)
Eldorado Gold*	(2,800)	(16)
Imperial Oil	(1,300)	(46)
Meridian Gold*	(400)	(12)
UTS Energy*	(900)	(3)
Total Canada		(163)
Denmark — (0.6)%		
Topdanmark A/S*	(325)	(59)
Total Denmark		(59)
France — (0.7)%		
Klepierre	(316)	(56)
Safran	(634)	(15)
Total France		(71)
Germany — (1.2)%		
IVG Immobilien	(2,126)	(97)
MLP	(770)	(17)
Total Germany		(114)
Japan — (0.7)%		
Kintetsu	(3,000)	(9)
Leopalace21	(500)	(16)
Toho	(1,800)	(33)
Wacoal	(1,000)	(12)
Total Japan		(70)
Netherlands — (1.7)%		
James Hardie Industries	(11,297)	(84)
Wereldhave	(595)	(80)
Total Netherlands		(164)
New Zealand — (0.2)%		
Kiwi Income Property Trust	(16,105)	(17)
Total New Zealand		(17)

Description	Shares/ Contracts	Value (000)
Singapore — (1.4)%		
City Developments	(2,000)	$ (18)
Singapore Exchange	(25,000)	(111)
Total Singapore		(129)
Sweden — (0.6)%		
Kungsleden	(3,486)	(57)
Total Sweden		(57)
Switzerland — (0.6)%		
CIBA Speciality Chemicals	(585)	(39)
Zurich Financial Services	(72)	(19)
Total Switzerland		(58)
Total Foreign Securities Sold Short (Proceeds $(1,179))		(1,304)
Written Index Option Contracts — (1.4)%		
Amex Airline		
February 2007 62.5 Call	(62)	(2)
Amex Biotechnology Index		
February 2007 780 Call	(5)	(4)
CBOE Oil Index		
February 2007 620 Call	(6)	(15)
CBOE Technology Index		
February 2007 660 Call	(6)	(11)
PHLX Semiconductor Index		
February 2007 455 Call	(9)	(8)
S&P 100 Index		
February 2007 664 Call	(6)	(4)
S&P 500 Index		
February 2007 1,420 Call	(39)	(93)
Total Written Index Option Contracts (Proceeds $(117))		(137)
Other Assets and Liabilities, Net — (2.8%)		(265)
Total Net Assets —100.0%		$ 9,495

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

Old Mutual Clay Finlay China Fund

Market Overview (Unaudited)

Sub-Advisor: Clay Finlay Inc.

Q. How did the Fund perform relative to its benchmark?

A. During the six-month period ended January 31, 2007, the Old Mutual Clay Finlay China Fund's (the "Fund") Class A shares gained 34.26% at net asset value. Despite producing strong absolute gains, the Fund underperformed its benchmark, the MSCI China Index (the "Index"), which returned 37.90% for the same time period. Performance for all share classes can be found on page 109.

Q. What investment environment did the Fund face during the past six months?

A. The Chinese stock market was bullish and supportive during the six-month period. A gradual appreciation of the Chinese Yuan and investors' anticipation of further strengthening in the exchange rate attracted substantial international capital into Chinese financial assets. China's economic growth continued at a strong pace, as evidenced by the gain of the Index: the gross domestic product ("GDP") increased by 10.6% in the third quarter and by 10.4% in the fourth quarter of 2006; inflation remained at low levels; the trade surplus surged to more than 20 billion U.S. dollars per month; and domestic consumption was sustained. Through interest rate increases and administrative measures, the Chinese Central Bank succeeded in slowing the previously excessive growth in fixed asset investments.

Q. Which market factors influenced the Fund's relative performance?

A. Market factors, such as strong liquidity in Hong Kong, a recovery in Chinese domestic equity markets, and a flurry of successful Chinese initial public offerings ("IPOs"), were highly supportive to Fund performance during the period. Industrial and Commercial Bank of China, also known as ICBC, raised 20 billion U.S. dollars in what is noted to be the largest IPO worldwide in history.

Q. How did portfolio composition affect Fund performance?

A. Clay Finlay Inc. ("Clay Finlay") notes that the Fund's equity position performed in-line with the Index, while cash detracted from performance due to a large cash inflow in December when the Index experienced strong gains. At the sector level, the Fund's underweight in financials and telecommunication services and stock selection in utilities detracted from relative performance while its underweight in energy and stock selection in consumer discretionary and materials made positive contributions.

Specific stocks that contributed positively to Fund performance during the six-month period included individual life insurance and annuity product provider, China Life Insurance; integrated oil, gas, and chemical company, China Petroleum & Chemical; and women's shoe retailer, Prime Success International Group. China Life Insurance outperformed during the period as a result of strong growth in the Chinese life insurance industry and robust investment income due to high equity returns in domestic Chinese markets. China Petroleum & Chemical benefited from price increases in refined oil products and refining margins. The company's performance during the period was also helped by lower crude oil prices. Prime Success International Group benefited from strong consumption growth in China. The company's management team has executed well on store expansion plans.

Performance Highlights

- *During the six-month period ended January 31, 2007, the Old Mutual Clay Finlay China Fund's Class A shares gained 34.26% at net asset value. Despite producing strong absolute gains, the Fund underperformed its benchmark, the MSCI China Index, which returned 37.90% for the same time period.*
- *At the sector level, the Fund's underweight in financials and telecommunication services and stock selection in utilities detracted from relative performance while its underweight in energy and stock selection in consumer discretionary and materials made positive contributions.*
- *The Fund's equity position performed in-line with the Index, while cash detracted from performance due to a large cash inflow in December when the index experienced strong gains.*

OLD MUTUAL CLAY FINLAY CHINA FUND — continued

MARKET OVERVIEW (UNAUDITED)

Sub-Advisor: Clay Finlay Inc.

Top Ten Holdings as of January 31, 2007	
China Mobile	8.7%
PetroChina ADR	5.9%
China Petroleum & Chemical, Cl H	5.5%
China Life Insurance, Cl H	4.1%
CNOOC	3.1%
China Telecom, Cl H	3.0%
Industrial & Commercial Bank of China, Cl H	2.8%
Kingboard Chemical Holdings	2.4%
Prime Success International Group	2.4%
China Resources Enterprise	2.3%
As a % of Total Fund Investments	40.2%

Detractors from performance during the period included positions in display solution provider, TPV Technology (no longer a Fund holding), materials company, Zijin Mining Group (no longer a Fund holding), and fire alarm systems provider, GST Holdings. TPV Technology was hurt by margin pressure and disappointing profitability caused by competition in the LCD monitor and television industries. Zijin Mining Group's stock price is highly sensitive to the spot market's gold prices. After a rally in the first half of 2006, gold prices declined during the six-month period ended January 31, 2007 and the company's stock price weakened. While Clay Finlay likes the long-term growth prospects of GST Holdings, near-term competitive pressures resulted in pricing pressure during the period.

Q. **What is the investment outlook for the Chinese equity market?**

A. Clay Finlay continues to believe that Chinese economic growth will remain steady in 2007. The firm notes that a gradual deceleration in capital expenditure and some tighter control on bank lending and domestic liquidity may result in GDP growth at around 8.5% to 9% this year and next. Clay Finlay expects upward pressure on the Chinese Yuan to continue and the trade surplus to remain strong, even though it is likely that more measures to encourage domestic consumption may be announced by the Central government.

Clay Finlay China Fund

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	12/30/05	26.52%	48.77%	60.72%
Class A without load	12/30/05	34.26%	57.90%	69.73%
Class C with deferred sales load	12/30/05	32.73%	55.67%	68.52%
Class C without deferred sales load	12/30/05	33.73%	56.67%	68.52%
Class Z	12/30/05	34.46%	58.23%	70.20%
Institutional Class	12/30/05	34.60%	58.63%	70.59%
MSCI China Index	12/30/05	37.90%	53.52%	67.39%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1 and 2.

* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 89.7%		
Advertising Sales — 1.4%		
Focus Media Holding ADR*	9,000	$ 744
Total Advertising Sales		744
Airlines — 1.9%		
Air China, Cl H	714,000	509
Cathay Pacific Airways	194,000	502
Total Airlines		1,011
Applications Software — 1.8%		
Kingdee International Software Group	1,812,000	995
Total Applications Software		995
Athletic Footwear — 0.9%		
Yue Yuen Industrial Holdings	145,000	489
Total Athletic Footwear		489
Auto-Cars/Light Trucks — 1.5%		
Great Wall Motor, Cl H	619,000	788
Total Auto-Cars/Light Trucks		788
Auto/Truck Parts & Equipment-Original — 1.2%		
Minth Group	836,000	668
Total Auto/Truck Parts & Equipment-Original		668
Brewery — 0.5%		
Kingway Brewery Holdings	552,000	264
Total Brewery		264
Building & Construction-Miscellaneous — 1.0%		
China Communications Construction, Cl H*	482,000	549
Total Building & Construction-Miscellaneous		549
Cellular Telecommunications — 8.4%		
China Mobile	493,000	4,542
Total Cellular Telecommunications		4,542
Chemicals-Other — 2.3%		
Kingboard Chemical Holdings	303,000	1,252
Total Chemicals-Other		1,252
Circuit Boards — 1.4%		
Elec & Eltek International	270,000	746
Total Circuit Boards		746
Coal — 2.2%		
China Shenhua Energy, Cl H	474,000	1,161
Total Coal		1,161

Description	Shares	Value (000)
Commercial Banks Non-US — 6.1%		
Bank of Communications, Cl H	782,000	$ 846
Bank of East Asia	134,400	774
China Merchants Bank, Cl H	114,000	246
Industrial & Commercial Bank of China, Cl H	2,490,000	1,445
Total Commercial Banks Non-US		3,311
Disposable Medical Products — 1.0%		
Shandong Weigao Group Medical Polymer, Cl H	400,000	522
Total Disposable Medical Products		522
Diversified Operations — 3.6%		
China Merchants Holdings International	202,000	742
China Resources Enterprise	388,000	1,216
Total Diversified Operations		1,958
Electric Products-Miscellaneous — 0.9%		
Zhuzhou CSR Times Electric, Cl H*	268,200	481
Total Electric Products-Miscellaneous		481
Electric-Generation — 2.9%		
China Power International Development	1,593,000	863
Huaneng Power International, Cl H	776,000	700
Total Electric-Generation		1,563
Electronic Components-Miscellaneous — 1.1%		
Hon Hai Precision Industry GDR	43,880	600
Total Electronic Components-Miscellaneous		600
Feminine Health Care Products — 0.5%		
Hengan International Group	102,000	279
Total Feminine Health Care Products		279
Food-Miscellaneous/Diversified — 0.9%		
FU JI Food and Catering Services Holdings	231,000	484
Total Food-Miscellaneous/Diversified		484
Footwear & Related Apparel — 2.3%		
Prime Success International Group	1,114,000	1,247
Total Footwear & Related Apparel		1,247
Gas-Distribution — 1.0%		
Xinao Gas Holdings	548,000	512
Total Gas-Distribution		512
Gold Mining — 1.0%		
Zhaojin Mining Industry, Cl H*	272,000	546
Total Gold Mining		546

Description	Shares	Value (000)
Intimate Apparel — 0.7%		
Top Form International	2,188,000	$ 389
Total Intimate Apparel		389
Life/Health Insurance — 4.0%		
China Life Insurance, Cl H	733,000	2,153
Total Life/Health Insurance		2,153
Machinery-Material Handling — 1.0%		
Shanghai Zhenhua Port Machinery, Cl B	357,000	565
Total Machinery-Material Handling		565
Metal-Aluminum — 1.8%		
Midas Holdings	1,023,000	969
Total Metal-Aluminum		969
Miscellaneous Manufacturing — 1.8%		
Peace Mark Holdings	1,130,000	946
Total Miscellaneous Manufacturing		946
Oil Companies-Exploration & Production — 3.0%		
CNOOC	1,874,000	1,600
Total Oil Companies-Exploration & Production		1,600
Oil Companies-Integrated — 11.1%		
China Petroleum & Chemical, Cl H	3,432,000	2,866
PetroChina ADR	25,100	3,096
Total Oil Companies-Integrated		5,962
Paper & Related Products — 3.3%		
Lee & Man Paper Manufacturing	480,000	1,140
Nine Dragons Paper Holdings	382,000	650
Total Paper & Related Products		1,790
Power Conversion/Supply Equipment — 1.6%		
Dongfang Electrical Machinery, Cl H (B)	320,000	852
Total Power Conversion/Supply Equipment		852
Protection-Safety — 0.9%		
GST Holdings	1,350,000	471
Total Protection-Safety		471
Public Thoroughfares — 1.7%		
Jiangsu Express, Cl H	1,258,000	910
Total Public Thoroughfares		910

Description	Shares/Face Amount (000)	Value (000)
Real Estate Operation/Development — 6.6%		
Cheung Kong Holdings	30,000	$ 396
China Everbright International	5,111,000	993
Hang Lung Group	219,000	750
Hang Lung Properties	286,000	776
Shun Tak Holdings	484,000	652
Total Real Estate Operation/Development		3,567
Retail-Hypermarkets — 0.4%		
Wumart Stores, Cl H (B)	252,000	219
Total Retail-Hypermarkets		219
Retail-Major Department Store — 1.8%		
Lifestyle International Holdings	323,000	973
Total Retail-Major Department Store		973
Schools — 1.3%		
Raffles Education	562,000	682
Total Schools		682
Telecommunications Services — 2.9%		
China Telecom, Cl H	3,242,000	1,566
Total Telecommunications Services		1,566
Total Common Stock (Cost $39,725)		48,326
Repurchase Agreement — 7.4%		
Morgan Stanley 5.15%, dated 01/31/07, to be repurchased on 02/01/07, repurchase price $4,005,803 (collateralized by various U.S. Government obligations, par values ranging from $100,000 to $4,000,000, 4.000% to 5.000%, 11/21/07 to 02/01/08; total market value $4,129,639) (D)	$4,005	4,005
Total Repurchase Agreement (Cost $4,005)		4,005
Total Investments — 97.1% (Cost $43,730)		52,331
Other Assets and Liabilities, Net — 2.9%		1,562
Total Net Assets — 100.0%		$ 53,893

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND

MARKET OVERVIEW (UNAUDITED)

Sub-Advisor: Clay Finlay Inc.

Performance Highlights

• *During the six-month period ended January 31, 2007, the Old Mutual Clay Finlay Emerging Markets Fund's Class A shares gained 25.24% at net asset value, outperforming the MSCI Emerging Markets Index, which returned 20.29% for the same time period.*

• *The Fund outperformed its benchmark in all three emerging markets regions during the period.*

• *Individual securities that contributed to performance during the period included financial services firm, Indiabulls Financial Services (no longer a Fund holding); the largest producer of Spanish language programming, Grupo Televisa, and Brazilian auto insurance company, Porto Seguro.*

• *Detractors from performance at the individual security level included Russian oil firm, Surgutneftegaz, Taiwanese chip maker, Alpha Networks (no longer a Fund holding), and Thailand-based industrial estate developer, Amata.*

Q. How did the Fund perform relative to its benchmark?

A. During the six-month period ended January 31, 2007, the Old Mutual Clay Finlay Emerging Markets Fund's (the "Fund") Class A shares gained 25.24% at net asset value, outperforming the MSCI Emerging Markets Index, which returned 20.29% for the same time period. Performance for all share classes can be found on page 114.

Q. What investment environment did the Fund face during the past six months?

A. Despite the strong performance generated by emerging markets in prior periods and evidence of a global economic slowdown, emerging market stocks, as measured by the MSCI Emerging Markets Index, have continued to perform surprisingly well during the past six months. Valuations remain at a discount relative to developed-market peers and economic growth has been more resilient as domestic consumption and investment spending recovers.

Q. Which market factors influenced the Fund's relative performance?

A. Commodity prices experienced a sharp decline during the period. This decline most significantly benefited those countries which are commodity importers and are fighting persistently high inflation, including: India, Pakistan and the Philippines. The Fund's holdings in India outperformed where financials sector stocks performed well. The Fund increased its position in Latin America during the period, as valuations in Brazil became more attractive and lower interest rates fueled higher earnings growth.

Q. How did portfolio composition affect Fund performance?

A. The Fund outperformed its benchmark in all three emerging markets regions (Latin America, Far East, and Europe/Mideast/Africa) during the period. This was particularly true in Latin America where Clay Finlay Inc.'s ("Clay Finlay") stock selection had the greatest impact.

From a sector perspective, the Fund benefited from strong stock selection in financials, consumer discretionary and information technology. On the other side of the coin, the Fund's underweight in materials and telecommunication services and poor stock selection in utilities detracted from relative performance. Clay Finlay was encouraged by the fall in commodity prices during the period, but materials performed especially well despite the weakness in commodity prices. Clay Finlay also notes that it was surprised to see two defensive sectors – telecommunication services and utilities – outperform the benchmark in an environment of strong economic growth, stable interest rates and attractively valued growth stocks. Nevertheless, the Fund's underweight positions in these sectors detracted from performance during the six-month period.

Individual securities that contributed to performance during the period included financial services firm, Indiabulls Financial Services (no longer a Fund holding); the largest producer of Spanish language programming, Grupo Televisa and Brazilian auto insurance company, Porto Seguro. Indiabulls Financial Services benefited from increased demand for online trading. Grupo Televisa experienced strong viewership in Mexico, which led to higher advertising rates and strong operating earnings growth. Porto Seguro was one of the top performing stocks in the Latin American region. The Brazilian auto insurer gained market penetration and expanded in the low-cost auto insurance segment following a recent acquisition.

On the other side of the equation, detractors from performance at the individual security level included Russian oil firm, Surgutneftegaz; Taiwanese chip maker, Alpha Networks (no longer a Fund holding) and Thailand-based industrial estate developer, Amata. Surgutneftegaz was negatively affected by the previously mentioned fall in commodity prices during the period. Alpha Networks lost competitiveness in the networking market which resulted in disappointing earnings and a declining stock price. This change in fundamentals prompted Clay Finlay to sell the company's stock. Amata's stock declined after being negatively impacted by weaker foreign investment.

Q. What is the investment outlook for emerging market stocks?

A. From a top-down perspective, Clay Finlay is cautious about what the future holds for emerging markets given the substantial upward moves witnessed over the last six months. However, Clay Finlay's bottom-up stock selection process has allowed it to find high quality companies that are trading at reasonable valuations when compared to their growth prospects. Furthermore, Clay Finlay expects to see the continuation of high levels of domestic growth in emerging markets in an environment of slowing global growth. The firm believes that companies with exposure to domestic economies will be best positioned to grow earnings while exporters' earnings may lag. The countries Clay Finlay believes have the greatest growth prospects include China, India, Indonesia, Brazil and Russia. Despite having some of the highest growth rates in the world, many companies in China and India are not attractive at their current levels.

Top Ten Holdings as of January 31, 2007	
Petroleo Brasileiro ADR	3.7%
Grupo Televisa ADR	2.4%
CNOOC	2.3%
Samsung Electronics	2.1%
Porto Seguro	2.0%
Ayala	2.0%
United Microelectronics ADR	1.9%
Asya Katilim Bankasi	1.9%
GEO SA de CV, Ser B*	1.9%
Daegu Bank	1.9%
As a % of Total Fund Investments	22.1%

Clay Finlay Emerging Markets Fund

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — continued

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	12/30/05	18.00%	19.21%	28.04%
Class A without load	12/30/05	25.24%	26.50%	35.21%
Class C with deferred sales load	12/30/05	23.75%	24.66%	34.28%
Class C without deferred sales load	12/30/05	24.75%	25.66%	34.28%
Class Z	12/30/05	25.29%	26.77%	35.48%
Institutional Class	12/30/05	25.62%	27.45%	36.15%
MSCI Emerging Markets Index	12/30/05	20.29%	17.61%	27.95%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1 and 2.

* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



Schedule of Investments

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 38.5%		
Aerospace/Defense — 1.4%		
Empresa Brasiliera de Aeronautica ADR	2,300	$ 93
Total Aerospace/Defense		93
Applications Software — 0.6%		
Satyam Computer Services ADR	1,800	42
Total Applications Software		42
Brewery — 2.6%		
Cia Cervecerias Unidas ADR	2,800	84
Grupo Modelo ADR, Cl C	1,600	87
Total Brewery		171
Broadcast Services/Programming — 2.3%		
Grupo Televisa ADR	5,200	153
Total Broadcast Services/Programming		153
Cellular Telecommunications — 2.9%		
America Movil, Ser L ADR	2,300	102
Turkcell Iletisim Hizmet ADR	6,227	90
Total Cellular Telecommunications		192
Commercial Banks Non-US — 4.0%		
Banco Bradesco ADR	2,700	110
ICICI Bank ADR	1,800	79
Kazkommertsbank GDR*	3,400	76
Total Commercial Banks Non-US		265
Diversified Minerals — 1.0%		
Cia Vale do Rio Doce ADR	1,900	65
Total Diversified Minerals		65
Electronic Components-Miscellaneous — 1.7%		
Hon Hai Precision GDR	8,160	112
Total Electronic Components-Miscellaneous		112
Electronic Components-Semiconductors — 1.5%		
Samsung Electronics GDR 144A	320	98
Total Electronic Components-Semiconductors		98
Food-Dairy Products — 1.0%		
Wimm-Bill-Dann Foods ADR	1,000	65
Total Food-Dairy Products		65
Gold Mining — 1.4%		
Randgold Resources ADR*	3,900	92
Total Gold Mining		92
Medical-Drugs — 0.9%		
Dr Reddy's Lab ADR	3,400	57
Total Medical-Drugs		57

Description	Shares	Value (000)
Medical-Generic Drugs — 2.2%		
Teva Pharmaceutical Industries ADR	2,600	$ 91
Zentiva GDR	900	54
Total Medical-Generic Drugs		145
Oil Companies-Exploration & Production — 1.4%		
Novatek GDR	1,700	92
Total Oil Companies-Exploration & Production		92
Oil Companies-Integrated — 6.4%		
LUKOIL ADR	1,200	95
Petroleo Brasileiro ADR	2,400	236
Surgutneftegaz ADR	1,500	91
Total Oil Companies-Integrated		422
Power Conversion/Supply Equipment — 1.2%		
Delta Electronics GDR	4,620	76
Total Power Conversion/Supply Equipment		76
Semiconductor Components-Integrated Circuits — 1.9%		
United Microelectronics ADR	35,245	124
Total Semiconductor Components-Integrated Circuits		124
Steel Pipe & Tube — 1.7%		
TMK GDR 144A*	3,300	114
Total Steel Pipe & Tube		114
Telecommunication Services — 1.1%		
Orascom Telecom Holding GDR	1,000	68
Total Telecommunication Services		68
Telephone-Integrated — 1.3%		
Philippine Long Distance Telephone ADR	1,600	84
Total Telephone-Integrated		84
Total Common Stock (Cost $2,159)		2,530
Foreign Common Stock — 48.5%		
Brazil — 4.0%		
Gafisa*	6,800	99
Porto Seguro	4,000	131
Submarino	1,100	34
Total Brazil		264
China — 2.2%		
China Communications Construction, Cl H*	81,000	92
Industrial & Commercial Bank of China, Cl H*	91,000	53
Total China		145
Hong Kong — 5.8%		
China Everbright International	318,000	62
China Resources Enterprise	12,000	37
CNOOC	171,000	146

OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Hong Kong — continued		
Kingdee International Software Group	182,000	$ 100
Lee & Man Paper Manufacturing	16,000	38
Total Hong Kong		383
Indonesia — 5.5%		
Bank Niaga	462,000	46
Bank Rakyat Indonesia	165,000	97
Ciputra Development*	681,000	60
Astra International	49,000	80
Ramayana Lestari Sentosa	850,000	81
Total Indonesia		364
Malaysia — 1.0%		
SP Setia	39,000	67
Total Malaysia		67
Mexico — 1.9%		
GEO SA de CV, Ser B*	23,000	122
Total Mexico		122
Philippines — 4.9%		
Ayala	10,000	130
Bank of the Philippine Islands	36,000	53
Jollibee Foods	70,000	61
Universal Robina	194,000	76
Total Philippines		320
Russia — 1.6%		
Sberbank	31	103
Total Russia		103
South Africa — 3.0%		
Impala Platinum Holdings	1,600	46
Standard Bank Group	2,800	39
Truworths International	23,000	110
Total South Africa		195
South Korea — 9.3%		
Daegu Bank	7,000	116
Hyundai Motor	1,600	115
Korea Investment Holdings	810	35
Lotte Shopping	240	94
MegaStudy*	350	48
NHN*	520	69
Samsung Electronics	220	136
Total South Korea		613
Taiwan — 3.0%		
Johnson Health Tech	9,000	70
Powertech Technology	15,000	63
TXC	38,799	67
Total Taiwan		200

Description	Shares/Face Amount (000)	Value (000)
Thailand — 3.3%		
Amata	105,000	$ 30
Bangkok Bank	23,000	75
Home Product Center	360,000	57
Italian-Thai Development	469,000	56
Total Thailand		218
Turkey — 3.0%		
Asya Katilim Bankasi*	26,000	122
Coca-Cola Icecek*	9,800	75
Total Turkey		197
Total Foreign Common Stock (Cost $2,749)		3,191
Repurchase Agreement — 8.2%		
Morgan Stanley 5.15%, dated 01/31/07, to be repurchased on 02/01/07, repurchase price $536,230 (collateralized by a U.S. Government obligation, par value $555,000, 4.000%, 02/01/08; total market value $559,163) (D)	$536	536
Total Repurchase Agreement (Cost $536)		536
Warrants — 3.1%		
Asian Paints 144A, expires 06/15/09*	3,800	61
IVRCL Infrastructures & Projects 144A, expires 11/17/08*	5,200	48
Nicholas Piramal India 144A, expires 10/26/09*	16,600	96
Total Warrants (Cost $171)		205
Total Investments — 98.3% (Cost $5,615)		6,462
Other Assets and Liabilities, Net — 1.7%		114
Total Net Assets — 100.0%		$ 6,576

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND

MARKET OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

Q. How did the Fund perform relative to its benchmark?

A. For the six-month period ended January 31, 2007, the Old Mutual Copper Rock Emerging Growth Fund (the "Fund") underperformed its benchmark, the Russell 2000® Growth Index. The Fund's Class A shares gained 13.02% at net asset value for the six-month period while the Russell 2000® Growth Index returned 14.81%. Performance for all share classes can be found on page 119.

Q. What investment environment did the Fund face during the past six months?

A. A disconnect between stock prices and stock fundamentals and the rebalancing of the Russell 2000® Growth Index in June of 2006 contributed to a difficult investment environment. During the period, market volatility and investor emotion were an overriding theme as was the outperformance of historically slower growth names.

As energy prices continued to rise and consumer sentiment weakened over the summer, markets reacted emphatically. Investors remained uncertain whether the Federal Reserve ("Fed") would be successful in its plight to contain inflation and slow growth without causing an economic recession. However, by September and during much of the fourth quarter, stock prices came back in-line with company fundamentals. Much of the emotional selling that occurred during the third quarter subsided as the Fed left its benchmark short-term interest rate unchanged and energy prices fell. By the end of the year, investors regained confidence and the environment became ripe – in Copper Rock Capital Partners, LLC's ("Copper Rock") view – for fundamental managers to outperform.

Q. Which market factors influenced the Fund's relative performance?

A. The Fund is managed via a disciplined, fundamental, bottom-up investment approach. Market factors are considered when understanding the fundamentals of a company and the environment in which it operates. Overarching macroeconomic themes, however, do not play a significant role in the overall construction of the Fund's portfolio.

Q. How did portfolio composition affect Fund performance?

A. Stock selection in the telecommunication services, information technology and financials sectors added value, while an overweight in energy and stock selection in industrials and consumer discretionary detracted from relative performance during the six-month period.

Individual stocks that contributed to Fund performance during the semi-annual period included Cogent Communications Group, Conceptus and Cbeyond, while Healthways (no longer a Fund holding), Christopher & Banks (no longer a Fund holding) and Microsemi (no longer a Fund holding) detracted from performance. Internet service provider, Cogent Communications Group, built its technology business based on providing high quality bandwidth at lower costs. The company increased its sales force to execute on its expanded offerings during the first quarter of 2006 and, as a result, revenue announcements during the six-month period ended January 31, 2007 were higher than previously expected. Conceptus, which markets the ESSURE® permanent birth control system, has gained market share and is forecasting profitability in 2007. Cbeyond, a supplier of voice over Internet protocol systems to small business customers, continues to grow at attractive rates and gain market share, taking

---

Performance Highlights

- *For the six-month period ended January 31, 2007, the Old Mutual Copper Rock Emerging Growth Fund underperformed its benchmark, the Russell 2000® Growth Index. The Fund's Class A shares gained 13.02% at net asset value for the six-month period while the Russell 2000® Growth Index returned 14.81%.*

- *Stock selection in the telecommunication services, information technology and financials sectors added value, while an overweight in energy and stock selection in industrials and consumer discretionary detracted from relative performance during the six-month period.*

- *Individual stocks that contributed to Fund performance during the semi-annual period included Cogent Communications Group, Conceptus and Cbeyond, while Healthways (no longer a Fund holding), Christopher & Banks (no longer a Fund holding) and Microsemi (no longer a Fund holding) detracted from performance.*

Copper Rock Emerging Growth Fund

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

MARKET OVERVIEW (UNAUDITED)

Sub-Advisor: Copper Rock Capital Partners, LLC

Top Ten Holdings as of January 31, 2007	
Adams Respiratory Therapeutics	3.6%
ESCO Technologies	2.7%
CommScope	2.6%
Psychiatric Solutions	2.5%
Pinnacle Entertainment	2.4%
Radiation Therapy Services	2.2%
Nuance Communications	2.2%
Corporate Executive Board	2.1%
Conceptus	2.0%
Affiliated Managers Group	1.9%
As a % of Total Fund Investments	24.2%

advantage of growth and innovation in the telecommunications space. On the other side of the equation, Healthways, a leader in disease management, underperformed when a major component of the company's investment thesis – its success in the Medicare Disease Management pilot program – broke down. The fact that the patient population turned out to be sicker than previously expected, coupled with a questionable acquisition, caused Copper Rock to sell the stock. Christopher & Banks, a retailer of women's specialty apparel, detracted from performance during the period despite the fact that the company benefited from strong sales of improved merchandise under the direction of a new head of merchandising throughout much of 2006. Its clothing for the 2006 holiday season did not meet customer expectations, however, and early inventory markdowns impacted the stock's performance. Copper Rock exited the position based on deteriorating fundamentals. Microsemi, a semiconductor manufacturer, performed well earlier in the year, but Copper Rock believes that the firm's growth might take a pause and has exited the position.

Q. What is the investment outlook for the small-cap growth market?

A. Copper Rock believes economic headwinds such as rising interest rates, record oil prices, and recessionary fears appear to be behind us as we enter 2007. The current backdrop looks attractive for growth investors, with signals that inflation may be contained, companies remain flush with cash, and there is excess liquidity in the markets. Copper Rock notes that, if the economy continues to slow, the investment environment could be even more favorable if the Fed begins to cut interest rates by the end of the summer. Copper Rock believes the market is ripe for growth to outperform value and, specifically, for the traditional growth sectors such as technology and health care to outperform. Much of the outperformance from non-traditional growth and cyclical sectors has been driven by commodity prices. However, commodity prices have started to fall, paving the way for growth sectors to become attractive again. The Fund maintains overweights relative to the benchmark in technology and business services, areas Copper Rock believes may be poised to show solid growth rates in 2007. As always, Copper Rock continues to look for companies with solid fundamentals.

PERFORMANCE AND PORTFOLIO SUMMARY (UNAUDITED)

Average Annual Total Returns as of January 31, 2007

	Inception Date*	6 Month Return**	1 Year Return	Since Inception
Class A with front-end load	07/29/05	6.54%	(3.49)%	7.86%
Class A without load	07/29/05	13.02%	2.41%	12.19%
Class C with deferred sales load	07/29/05	11.56%	0.65%	11.24%
Class C without deferred sales load	07/29/05	12.56%	1.65%	11.24%
Class Z	12/09/05	13.18%	2.67%	12.28%
Institutional Class	07/29/05	13.26%	2.84%	12.63%
Russell 2000® Growth Index	07/29/05	14.81%	5.30%	10.69%

Past performance is not a guarantee of future results. Information about these performance results and the comparative indexes can be found on pages 1 and 2.

* The inception date of each share class represents the date initial seed capital was invested by Old Mutual Capital, Inc. The effective date the share classes were available for sale to shareholders was 8/1/05 for Class A, Class C and Institutional Class, and 12/16/05 for Class Z.

** Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in the Fund's Class A, C and Institutional shares on the inception date of 7/29/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — continued

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Common Stock — 95.2%		
Aerospace/Defense-Equipment — 1.3%		
BE Aerospace*	39,426	$ 1,174
Total Aerospace/Defense-Equipment		1,174
Applications Software — 3.6%		
American Reprographics*	39,165	1,227
Nuance Communications*	175,095	2,017
Total Applications Software		3,244
Auto-Medium & Heavy Duty Trucks — 0.4%		
Force Protection*	21,157	381
Total Auto-Medium & Heavy Duty Trucks		381
Auto/Truck Parts & Equipment-Original — 1.0%		
Amerigon*	80,721	881
Total Auto/Truck Parts & Equipment-Original		881
Commercial Banks-Eastern US — 1.5%		
Signature Bank*	41,885	1,387
Total Commercial Banks-Eastern US		1,387
Commercial Banks-Western US — 0.6%		
Community Bancorp*	17,751	594
Total Commercial Banks-Western US		594
Commercial Services — 5.3%		
CoStar Group*	16,445	781
ExlService Holdings*	22,212	549
PeopleSupport*	47,011	1,121
Providence Service*	32,425	713
TeleTech Holdings*	60,367	1,627
Total Commercial Services		4,791
Computer Services — 0.4%		
Syntel	10,320	339
Total Computer Services		339
Computer Software — 0.7%		
Double-Take Software*	50,000	632
Total Computer Software		632
Computers-Memory Devices — 1.7%		
SimpleTech*	143,000	1,564
Total Computers-Memory Devices		1,564
Consulting Services — 4.6%		
Advisory Board*	25,200	1,419
Corporate Executive Board	20,850	1,892
Huron Consulting Group*	16,827	872
Total Consulting Services		4,183

Description	Shares	Value (000)
Diagnostic Kits — 1.5%		
Quidel*	97,837	$ 1,330
Total Diagnostic Kits		1,330
Diversified Manufacturing Operations — 2.8%		
ESCO Technologies*	52,504	2,508
Total Diversified Manufacturing Operations		2,508
Drug Delivery Systems — 0.8%		
Noven Pharmaceuticals*	25,100	687
Total Drug Delivery Systems		687
E-Services/Consulting — 0.4%		
Perficient*	19,427	406
Total E-Services/Consulting		406
Educational Software — 1.9%		
Blackboard*	58,400	1,705
Total Educational Software		1,705
Electronic Design Automation — 0.5%		
Comtech Group*	28,700	472
Total Electronic Design Automation		472
Engineering/R&D Services — 0.7%		
Stanley*	37,100	600
Total Engineering/R&D Services		600
Enterprise Software/Services — 0.6%		
Concur Technologies*	38,050	573
Total Enterprise Software/Services		573
Entertainment Software — 1.1%		
THQ*	33,100	1,003
Total Entertainment Software		1,003
Finance-Commercial — 0.5%		
NewStar Financial*	24,200	466
Total Finance-Commercial		466
Finance-Investment Banker/Broker — 2.2%		
Evercore Partners, Cl A*	22,104	749
Greenhill	17,100	1,281
Total Finance-Investment Banker/Broker		2,030
Finance-Other Services — 1.6%		
GFI Group*	13,480	863
International Securities Exchange Holdings	15,404	638
Total Finance-Other Services		1,501

Description	Shares	Value (000)
Gambling (Non-Hotel) — 2.4%		
Pinnacle Entertainment*	63,550	$ 2,194
Total Gambling (Non-Hotel)		2,194
Human Resources — 1.7%		
Kenexa*	41,784	1,525
Total Human Resources		1,525
Import/Export — 0.4%		
Castle Brands*	53,618	334
Total Import/Export		334
Internet Application Software — 2.3%		
DealerTrack Holdings*	44,706	1,239
Vocus*	44,257	826
Total Internet Application Software		2,065
Internet Connective Services — 1.3%		
Cogent Communications Group*	56,655	1,190
Total Internet Connective Services		1,190
Internet Infrastructure Software — 0.8%		
Opsware*	91,867	735
Total Internet Infrastructure Software		735
Investment Management/Advisory Services — 1.9%		
Affiliated Managers Group*	15,665	1,745
Total Investment Management/ Advisory Services		1,745
Medical Imaging Systems — 0.7%		
Vital Images*	17,900	600
Total Medical Imaging Systems		600
Medical Information Systems — 1.6%		
Allscripts Healthcare Solutions*	25,860	791
Phase Forward*	50,401	683
Total Medical Information Systems		1,474
Medical Instruments — 2.1%		
Conceptus*	80,710	1,872
Total Medical Instruments		1,872
Medical-Biomedical/Genetic — 2.4%		
Keryx Biopharmaceuticals*	84,410	963
Lifecell*	24,380	583
Nektar Therapeutics*	53,300	677
Total Medical-Biomedical/Genetic		2,223

Description	Shares	Value (000)
Medical-Drugs — 4.9%		
Adams Respiratory Therapeutics*	73,170	$ 3,282
Santarus*	164,940	1,148
Total Medical-Drugs		4,430
Medical-Outpatient/Home Medical — 2.2%		
Radiation Therapy Services*	68,255	2,026
Total Medical-Outpatient/Home Medical		2,026
Metal Processors & Fabricators — 1.3%		
Ladish*	28,541	1,162
Total Metal Processors & Fabricators		1,162
Oil Companies-Exploration & Production — 3.0%		
Arena Resources*	10,900	465
ATP Oil & Gas*	25,690	1,068
Berry Petroleum, Cl A	17,300	537
Parallel Petroleum*	32,900	647
Total Oil Companies- Exploration & Production		2,717
Oil Field Machinery & Equipment — 2.3%		
Dresser-Rand Group*	60,750	1,577
Metretek Technologies*	43,350	564
Total Oil Field Machinery & Equipment		2,141
Oil-Field Services — 1.0%		
Hercules Offshore*	13,900	367
W-H Energy Services*	12,845	583
Total Oil-Field Services		950
Physical Therapy/Rehabilitation Centers — 2.5%		
Psychiatric Solutions*	59,471	2,316
Total Physical Therapy/Rehabilitation Centers		2,316
Retail-Discount — 1.1%		
Citi Trends*	24,662	972
Total Retail-Discount		972
Retail-Restaurants — 1.6%		
BJ's Restaurants*	23,300	476
Chipotle Mexican Grill, Cl A*	16,750	995
Total Retail-Restaurants		1,471
Retail-Sporting Goods — 1.9%		
Hibbett Sporting Goods*	28,100	902
Zumiez*	25,500	839
Total Retail-Sporting Goods		1,741

OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND — concluded

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Schools — 4.2%		
Capella Education*	30,000	$ 853
DeVry	22,565	635
ITT Educational Services*	16,235	1,260
Strayer Education	9,150	1,041
Total Schools		3,789
Semiconductor Components-Integrated Circuits — 1.1%		
Anadigics*	112,110	1,002
Total Semiconductor Components-Integrated Circuits		1,002
Semiconductor Equipment — 2.4%		
Tessera Technologies*	17,200	658
Varian Semiconductor Equipment*	36,160	1,488
Total Semiconductor Equipment		2,146
Telecommunications Equipment — 2.6%		
CommScope*	74,550	2,409
Total Telecommunications Equipment		2,409
Telecommunications Services — 3.2%		
Cbeyond*	36,018	1,070
Orbcomm*	63,900	774
Time Warner Telecom, Cl A*	45,400	1,057
Total Telecommunications Services		2,901
Therapeutics — 0.7%		
Theravance*	18,015	618
Total Therapeutics		618
Transactional Software — 3.3%		
Innerworkings*	65,262	839
Transaction Systems Architects*	37,060	1,340
VeriFone Holdings*	20,730	828
Total Transactional Software		3,007
Web Hosting/Design — 1.2%		
Equinix*	13,130	1,104
Total Web Hosting/Design		1,104
Wound, Burn & Skin Care — 0.7%		
Obagi Medical Products*	50,089	673
Total Wound, Burn & Skin Care		673

Description	Shares/Face Amount (000)	Value (000)
X-Ray Equipment — 0.7%		
Hologic*	11,000	$ 611
Total X-Ray Equipment		611
Total Common Stock (Cost $76,665)		86,594
Investment Company — 1.5%		
Index Fund-Small Cap — 1.5%		
iShares Russell 2000 Growth Index Fund	16,980	1,362
Total Index Fund-Small Cap		1,362
Total Investment Company (Cost $1,319)		1,362
Repurchase Agreement — 3.8%		
Morgan Stanley 5.15%, dated 01/31/07, to be repurchased on 02/01/07, repurchase price $3,416,620 (collateralized by various U.S. Government obligations, par values ranging from $795,000 to $4,355,000, 0.000%, 03/26/07 to 06/20/07; total market value $5,100,726) (D)	$3,416	3,416
Total Repurchase Agreement (Cost $3,416)		3,416
Total Investments — 100.5% (Cost $81,400)		91,372
Other Assets and Liabilities, Net — (0.5%)		(445)
Total Net Assets — 100.0%		$ 90,927

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

OLD MUTUAL INTERNATIONAL EQUITY FUND

MARKET OVERVIEW (UNAUDITED)

Sub-Advisors: Acadian Asset Management, Inc. and Clay Finlay Inc.

Q. How did the Fund perform relative to its benchmark?

A. The Old Mutual International Equity Fund (the "Fund") outperformed its benchmark during the six-month period ended January 31, 2007. The Fund's Class A shares gained 16.27% at net asset value, while the MSCI EAFE® Index returned 14.33%. Performance for all share classes can be found on page 125.

Q. What investment environment did the Fund face during the past six months?

A. Developed equity markets finished the six-month period ended January 31, 2007 in firmly positive territory – demonstrating resilience in light of elevated energy prices, inflationary pressures and other global concerns. Clay Finlay Inc. ("Clay Finlay") notes that a decline in bond yields and oil prices boosted U.S. consumer incomes and prompted a surge in consumer spending towards the end of the period. This boost also caused concerns regarding the U.S. housing market to ease (temporarily, in Clay Finlay's view). The other key themes were continued excess liquidity and risk tolerance, which fuelled a private equity binge and pushed markets above levels justified by fundamentals.

In Europe, equity market performance was strong, despite three interest rate hikes by the European Central Bank ("ECB") during the period. While further interest rate hikes are anticipated, the timing and magnitude of such increases are dependent upon continued appreciation of the Euro and sustained inflation below the ECB's 2% target.

Within the Euro zone's major markets, Germany advanced as business confidence reached a record high due to the expectation that investment spending and export growth would cushion the effects of the value-added tax ("VAT") increase planned for 2007. Italy and France also posted solid gains, as consumer sentiment and unemployment figures steadily improved throughout the period. The United Kingdom also contributed considerable gains driven by a rebound in manufacturing, rising retail sales and continued strength in the housing market.

The Asia-Pacific region's performance was diminished by tepid returns in Japan, as household spending continued to decline while wage growth stalled. Despite this, though, the country is expected to continue on a moderate growth trajectory, driven partially by strong exports and favorable capital expenditure data. Elsewhere in the region, Singapore produced strong gains due to robust property sales, while Hong Kong's market increased as a result of strong export growth. Australia also followed the strong growth trend as unemployment reached a 30-year low and higher commodity prices offset declining farm exports.

Q. Which market factors influenced the Fund's relative performance?

A. Developed markets saw value stocks outperform growth stocks during the six-month period ended January 31, 2007. The MSCI EAFE® Value Index returned 16.32%, compared to a 12.31% gain for the MSCI EAFE® Growth Index. Large-cap stocks, as measured by the 14.33% return of the MSCI EAFE® Index, trailed their smaller capitalization counterparts, measured by the MSCI EAFE® Small Cap Index return of 16.95%, during the period. Additionally, the market exhibited abundant liquidity and risk appetites during the period which caused emerging markets to soar.

Abundant liquidity and healthy appetites for risk caused emerging markets to soar as did strong economic data from Germany. On the other hand, disappointing economic data caused relative weakness in the Japanese market.

Performance Highlights

- *The Old Mutual International Equity Fund outperformed its benchmark during the six-month period ended January 31, 2007. The Fund's Class A shares gained 16.27% at net asset value, while the MSCI EAFE® Index returned 14.33%.*

- *During the six-month period, an overweight relative to the benchmark in Austria and strong stock selection in Germany and Japan added value relative to the performance of the MSCI EAFE® Index, while an underweight to Spain and weak stock selection in Australia and the Netherlands detracted from relative performance.*

- *At the sector level, the sub-advisors' strong stock selection in information technology and industrials and underweight in energy contributed to performance relative to the benchmark, while weak stock selection in utilities, telecommunication services and consumer discretionary detracted from relative results.*

- *Individual securities that contributed to relative performance included Voestalpine, MAN and Nintendo, while British Energy Group (no longer a Fund holding), Santos and Mitsubishi UFJ Financial Group detracted from relative results.*

International Equity Fund

OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

MARKET OVERVIEW (UNAUDITED)

Sub-Advisors: Acadian Asset Management, Inc. and Clay Finlay Inc.

Top Ten Holdings as of January 31, 2007	
Royal Dutch Shell, Cl A	2.3%
MAN	1.9%
Voestalpine	1.9%
National Bank of Greece	1.8%
Nomura Holdings	1.8%
HSBC Holdings	1.7%
Zurich Financial Services	1.7%
Deutsche Lufthansa	1.6%
QBE Insurance Group	1.6%
BNP Paribas	1.6%
As a % of Total Fund Investments	17.9%

Q. How did portfolio composition affect Fund performance?

A. During the six-month period, an overweight relative to the benchmark in Austria and strong stock selection in Germany and Japan added value relative to the performance of the MSCI EAFE® Index, while an underweight to Spain and weak stock selection in Australia and the Netherlands detracted from relative performance. At the sector level, the sub-advisors' strong stock selection in information technology and industrials and underweight in energy contributed to performance relative to the benchmark, while weak stock selection in utilities, telecommunication services and consumer discretionary detracted from relative results.

Individual securities that contributed to relative performance included Voestalpine, MAN and Nintendo, while British Energy Group (no longer a Fund holding), Santos and Mitsubishi UFJ Financial Group detracted from relative results. The Fund's position in Austrian steel producer, Voestalpine, produced strong gains during the period as the company announced that its profits had risen considerably as the result of higher steel prices. German commercial vehicle manufacturer, MAN, performed strongly during the period, as demand for machinery was supported by sustained, albeit moderate, growth among world markets. Interactive entertainment company, Nintendo, released its widely popular new home game console, Wii, and the firm's Gameboy DS sales continued to exceed expectations causing the stock price to soar. At the same time, the Fund's position in U.K. utility provider, British Energy Group, proved costly to relative performance, as the company announced that output would be lowered for the next two years due to boiler tube leakage at both its Hunterson and Hinkley Point stations. Santos, an Australian energy producer, impacted performance adversely when the company announced a 70% reserve reduction forecast for the Jeruk discovery in Indonesia. Finally, weakness in the Japanese economy translated into disappointing loan demand for financial services provider Mitsubishi UFJ Financial Group.

Q. What is the investment outlook for international stocks?

A. Looking ahead, Acadian Asset Management, Inc. ("Acadian") believes the outlook for global equity markets calls for a modest growth trajectory for the next three to six months as several key issues remain in flux. These issues include the impact of recent interest rate increases on key economies, the ability of housing markets, particularly in the United States, to achieve a soft landing, the direction of oil prices and the potential for geopolitical instability. Valuations have leveled off, and there are fewer markets and asset classes that appear truly undervalued from a capitalization-weighted index perspective. Acadian notes, however, that it is still finding valuation spreads and other anomalies that support successful stock selection within individual markets.

Clay Finlay is concerned that a new wave of U.S. housing-related weakness may lie ahead. While declining bond yields and lower oil prices came together to bolster consumers and markets, debts will still need to be repaid and consumption cannot grow faster than income in the long-term. Clay Finlay believes there may be a period of sub-trend growth ahead for the United States and that international markets may be positioned to continue to outperform.

The MSCI EAFE® Value and Growth Indexes use Price/Book Value ("P/BV") ratios to divide the standard MSCI EAFE® Index into two sub-indexes: value and growth. All securities are classified as either "value" securities (low P/BV securities) or "growth" securities (high P/BV securities).

The MSCI EAFE® Small Cap Index targets 40% of the eligible small-cap universe within each industry group, within each country. MSCI defines the small-cap universe as all listed securities that have a market capitalization in the range of 200-1,500 million U.S. dollars.

Performance and Portfolio Summary (Unaudited)

Average Annual Total Returns as of January 31, 2007

	Inception Date	6 Month Return*	1 Year Return	Since Inception
Class A with front-end load	12/30/05	9.56%	14.49%	18.27%
Class A without load	12/30/05	16.27%	21.48%	24.90%
Class C with deferred sales load	12/30/05	14.81%	19.68%	24.03%
Class C without deferred sales load	12/30/05	15.81%	20.68%	24.03%
Class Z	12/30/05	16.33%	21.77%	25.17%
Institutional Class	12/30/05	16.55%	21.99%	25.49%
MSCI EAFE® Index	12/30/05	14.33%	19.84%	24.76%

Past performance is not a guarantee of future results. Information about these performance results and the comparative index can be found on pages 1 and 2.

* Not annualized.

Fund Performance



Past performance is not a guarantee of future results. The graph above compares an investment made in each of the Fund's share classes on the inception date of 12/30/05 to an investment made in an unmanaged securities index on that date. The performance of the Fund's Class A shares shown in the line graph takes into account the maximum initial sales charge. The Fund's performance in this chart and the performance table assumes reinvestment of dividends and capital gain distributions but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Asset Class Weightings as of January 31, 2007 — % of Total Fund Investments



OLD MUTUAL INTERNATIONAL EQUITY FUND — continued

SCHEDULE OF INVESTMENTS

As of January 31, 2007 (Unaudited)

Description	Shares	Value (000)
Common Stock — 1.1%		
Aerospace/Defense — 0.5%		
Empresa Brasileira de Aeronautica ADR	900	$ 36
Total Aerospace/Defense		36
Semiconductor Components-Integrated Circuits — 0.6%		
United Microelectronics ADR	13,102	47
Total Semiconductor Components-Integrated Circuits		47
Total Common Stock (Cost $77)		83
Foreign Common Stock — 95.9%		
Australia — 4.1%		
Caltex Australia	906	16
Insurance Australia Group	6,575	33
Leighton Holdings	1,360	23
National Australia Bank	376	12
Oxiana	7,635	17
QBE Insurance Group	5,172	125
Sally Malay Mining*	4,907	12
Santos	8,605	63
Woolworths	1,310	24
Total Australia		325
Austria — 4.2%		
Erste Bank der Oesterreichischen Sparkassen	984	77
Telekom Austria	1,486	40
Voestalpine	2,552	149
Wiener Staedtische Versicherung	900	66
Total Austria		332
Belgium — 1.6%		
Dexia	3,812	113
InBev	214	14
Total Belgium		127
Canada — 1.8%		
Bank of Montreal	900	54
Canadian Imperial Bank of Commerce	700	60
Jean Coutu Group, Cl A	500	7
TELUS	400	18
Total Canada		139
Denmark — 0.3%		
FLSmidth	200	13
Sydbank	200	10
Total Denmark		23

Description	Shares	Value (000)
Finland — 0.1%		
Metso	100	$ 5
Nokia	200	5
Total Finland		10
France — 6.2%		
Accor	900	75
Air France-KLM	1,096	49
AXA	2,666	113
BNP Paribas	1,108	124
France Telecom	711	20
Sanofi-Aventis	600	53
Total	609	41
Vallourec	64	17
Total France		492
Germany — 8.2%		
Beiersdorf	1,023	69
Commerzbank	1,886	80
Deutsche Lufthansa	4,619	130
Hypo Real Estate Holding	1,100	73
Linde	700	75
MAN	1,435	152
Patrizia Immobilien*	2,300	64
Salzgitter	62	8
Total Germany		651
Greece — 2.7%		
National Bank of Greece	2,800	146
OPAP	1,800	68
Total Greece		214
Hong Kong — 4.1%		
ASM Pacific Technology	13,500	82
Hang Lung Properties	33,000	89
Kingboard Chemical Holdings	15,000	62
Shun Tak Holdings	58,000	78
Vtech Holdings	2,401	15
Total Hong Kong		326
Indonesia — 0.4%		
Bank Rakyat Indonesia	59,000	34
Total Indonesia		34
Ireland — 1.0%		
CRH	2,000	79
Total Ireland		79

Description	Shares	Value (000)
Italy — 1.0%		
Banca Popolare dell'Emilia Romagna Scrl	841	$ 23
ENI	278	9
Fondiaria-Sai	983	44
Total Italy		76
Japan — 22.2%		
ABILIT	1,200	6
Ajis	200	5
BMB	9,000	34
Brother	6,000	84
Canon	1,650	87
Central Japan Railway	8	86
East Japan Railway	15	104
FUJIFILM Holdings	600	25
Fujitsu General*	3,000	6
Haseko*	2,000	8
Honda Motor	400	16
Isuzu Motors	12,000	60
JFE Holdings	1,400	78
JS Group	3,600	82
Juki	2,000	12
KDDI	2	14
Mitsubishi UFJ Financial Group	10	121
Mori Seiki	300	7
Nintendo	300	89
Nippon Electric Glass	2,000	48
Nippon Steel	15,000	89
Nissan Diesel Motor	3,000	11
Nissan Motor	9,400	118
Nomura Holdings	7,000	143
Pacific Golf Group International Holdings KK*	35	43
SBI Holdings	44	17
Seiko	2,000	14
Sumitomo Metal Mining	6,000	79
Sumitomo Trust & Banking	2,000	22
Toray Industries	11,000	84
Towa Real Estate Development*	1,500	7
Toyota Boshoku	1,800	38
Xebio	2,100	64
Yamada Denki	500	42
Yamato Kogyo	800	22
Total Japan		1,765
Mexico — 0.7%		
Corp GEO SAB de CV, Ser B*	11,000	58
Total Mexico		58

Description	Shares	Value (000)
Netherlands — 5.6%		
Aegon	4,935	$ 97
Akzo Nobel	645	41
Heineken	190	10
ING Groep	2,586	113
Royal Dutch Shell, Cl A	5,452	185
TNT	52	2
Total Netherlands		448
New Zealand — 0.7%		
Air New Zealand	38,915	53
Total New Zealand		53
Norway — 1.6%		
Cermaq	100	2
Statoil	2,700	72
Tandberg	3,200	54
Total Norway		128
Philippines — 0.5%		
Ayala	3,200	41
Total Philippines		41
Portugal — 0.4%		
Banco Comercial Portugues	7,741	29
Total Portugal		29
Singapore — 1.0%		
Singapore Airlines	4,349	50
Singapore Telecommunications	10,450	24
United Test and Assembly Center*	14,000	7
Total Singapore		81
South Africa — 0.5%		
Truworths International	8,000	38
Total South Africa		38
South Korea — 1.0%		
Daegu Bank	2,800	46
MegaStudy*	250	35
Total South Korea		81
Spain — 3.5%		
Acciona	69	14
Banco Bilbao Vizcaya Argentaria	3,800	95
Banco Santander Central Hispano	6,160	117
Grupo Catalana Occidente	855	34
Telefonica	890	20
Total Spain		280

OLD MUTUAL INTERNATIONAL EQUITY FUND — concluded

SCHEDULE OF INVESTMENTS

AS OF JANUARY 31, 2007 (UNAUDITED)

Description	Shares	Value (000)
Sweden — 1.3%		
JM	800	$ 21
Ericsson, Cl B	21,000	84
Total Sweden		105
Switzerland — 7.5%		
Julius Baer Holding	700	84
Nestle	263	97
Nobel Biocare Holding	190	63
Roche Holding	455	86
SGS	95	105
Swatch Group	5	1
Swiss Life Holding*	115	29
Zurich Financial Services	489	132
Total Switzerland		597
Thailand — 0.5%		
Home Product Center	264,000	42
Total Thailand		42
Turkey — 0.3%		
Asya Katilim Bankasi*	5,000	24
Total Turkey		24
United Kingdom — 12.9%		
3i Group	4,153	86
AstraZeneca	1,922	108
British Airways*	3,959	42
BT Group	3,684	22
Capita Group	541	7
Gallaher Group	497	11
GlaxoSmithKline	2,900	78
HBOS	4,368	96
HSBC Holdings	7,283	133
Imperial Tobacco Group	193	8
Marks & Spencer Group	1,546	20
Michael Page International	7,200	68
National Grid	6,785	103
Persimmon	904	25
Sage Group	18,200	97
Standard Chartered	2,200	63
Tenon Group	10,200	11
Tullett Prebon*	3,800	48
Total United Kingdom		1,026
Total Foreign Common Stock (Cost $6,531)		**7,624**

Description	Shares/Face Amount (000)	Value (000)
Foreign Preferred Stock — 1.6%		
Germany — 1.6%		
Fresenius	450	$ 94
Porsche	27	34
Total Germany		128
Total Foreign Preferred Stock (Cost $96)		**128**
Repurchase Agreement — 1.2%		
Morgan Stanley		
5.15%, dated 01/31/07 to be repurchased on 02/01/07, repurchase price $96,803 (collateralized by a U.S. Government obligation, $525,000, 0.000%, 06/20/07; total market value $514,605) (D)	$97	97
Total Repurchase Agreement (Cost $97)		**97**
Total Investments — 99.8% (Cost $6,801)		**7,932**
Other Assets and Liabilities, Net — 0.2%		17
Total Net Assets — 100.0%		$ 7,949

For descriptions of abbreviations and footnotes, please refer to page 129.

The accompanying notes are an integral part of the financial statements.

Notes to Schedules of Investments

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified instituional buyers. On January 31, 2007, the value of these securities amounted to $978 (000), representing 2.5% of the net assets of the Old Mutual Asset Allocation Conservative Portfolio, $2,486 (000), representing 1.8% of the net assets of the Old Mutual Asset Allocation Balanced Portfolio, $1,203 (000), representing 0.6% of the net assets of the Old Mutual Asset Allocation Moderate Growth Portfolio, $843 (000), representing 0.6% of the net assets of the Old Mutual Asset Allocation Growth Portfolio and $417 (000), representing 6.3% of the net assets of the Old Mutual Clay Finlay Emerging Markets Fund.

(A) — Variable rate security — the rate reported represents the rate as of January 31, 2007.

(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On January 31, 2007, the total value of these securities was $1 (000), representing 0.0% of the net assets of the Old Mutual Asset Allocation Conservative Portfolio, $25 (000), representing 0.0% of the Old Mutual Asset Allocation Moderate Growth Portfolio, $10 (000), representing 0.0% of the net assets of the Old Mutual Asset Allocation Growth Portfolio and $1,071 (000), representing 2.0% of the net assets of the Old Mutual Clay Finlay China Fund. These securities have been deemed illiquid.

(C) — The rate reported on the Schedule of Investments represents the 7-day effective yield at January 31, 2007.

(D) — Tri-party repurchase agreement

(E) — All or a portion of this security is held as collateral for securities sold short or open written index option contracts.

(F) — All or a portion of this security is held as collateral for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.

ADR — American Depositary Receipt
AUD — Australian Dollar
B2B — Business to Business
CAD — Canadian Dollar
Cl — Class
CHF — Swiss Franc
CMO — Collateralized Mortgage Obligation
CMBS — Commercial Mortgage Backed Security
DKK — Danish Krone
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
LP — Limited Partnership
MTN — Medium-Term Note
NOK — Norwegian Krone
NVDR — Non-Voting Depositary Receipt
NZD — New Zealand Dollar
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
SEK — Swedish Krona
Ser — Series
USD — U.S. Dollar

Amounts designated as "—" are either $0 or have been rounded to $0.
Cost figures are shown with "000's" omitted.

STATEMENTS OF ASSETS AND LIABILITIES (000, excluding shares)

As of January 31, 2007 (Unaudited)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio
Assets:			
Investment Securities (including Repurchase Agreements), at Cost	$36,443	$127,791	$171,289
Investment Securities, at Value	$37,021	$133,776	$187,641
Repurchase Agreements	1,458	6,211	5,658
Cash	—	—	—
Foreign Currency (Cost $78, $469, $191, $187, $—, $1, $885, $62, $—, and $13, respectively)	79	472	190
Spot Contracts Receivable	1	170	41
Unrealized Gain on Forward Foreign Currency Contracts	23	43	30
Receivable for Capital Shares Sold	314	784	1,216
Receivable from Investment Advisor	14	20	22
Receivable from an Affiliated Fund	—	—	—
Receivable for Investment Securities Sold	289	807	1,660
Receivable for Dividends and Interest	280	580	410
Prepaid Trustees Fees	2	7	10
Other Assets	28	56	63
Total Assets	39,509	142,926	196,941
Liabilities:			
Payable for Investment Securities Purchased	439	1,201	1,942
Securities Sold Short, at Value (Proceeds received of $—, —, —, —, $(148,263), $(1,594), —, —, — and —, respectively)	—	—	—
Written Index Options Contracts, at Value (Proceeds received of $—, —, —, —, $(11,797), $(117), —, —, —, and —, respectively)	—	—	—
Payable for Capital Shares Redeemed	175	142	388
Spot Contracts Payable	1	170	41
Variation Margin on Future Contracts	—	—	—
Payable to Custodian	50	148	—
Payable to an Affiliated Fund	—	—	—
Unrealized Loss on Forward Foreign Currency Contracts	108	204	168
Payable for Investment Advisory Fees	28	104	144
Payable for Administration Fees	3	12	16
Payable for Distribution Fees	1	3	4
Accrued Expenses	74	172	219
Total Liabilities	879	2,156	2,922
Net Assets	**$38,630**	**$140,770**	**$194,019**
Net Assets:			
Paid-in Capital[1]	$36,408	$127,239	$170,462
Undistributed Net Investment Income/(Accumulated Net Investment Loss)	99	189	58
Accumulated Net Realized Gain/(Loss) on Investments	171	1,302	1,629
Net Unrealized Appreciation on Investments, Securities Sold Short, Futures, Written Options and Foreign Currency Transactions	1,952	12,040	21,870
Net Assets	**$38,630**	**$140,770**	**$194,019**
Net Assets — Class A	11,222	44,862	54,126
Net Assets — Class C	21,441	82,092	131,045
Net Assets — Class Z	1	1	1
Net Assets — Institutional Class	5,966	13,815	8,847
Outstanding Shares of Beneficial Interest — Class A	1,011,191	3,663,148	4,092,064
Outstanding Shares of Beneficial Interest — Class C[†]	1,940,258	6,724,110	9,993,728
Outstanding Shares of Beneficial Interest — Class Z	98	93	88
Outstanding Shares of Beneficial Interest — Institutional Class	537,016	1,126,164	666,622
Net Asset Value and Redemption Price Per Share — Class A	**$11.10**	**$12.25**	**$13.23**
Maximum Offering Price Per Share — Class A (Net Asset Value/94.25%)	**$11.78**	**$13.00**	**$14.04**
Net Asset Value and Offering Price Per Share — Class C[†]	**$11.05**	**$12.21**	**$13.11**
Net Asset Value, Offering and Redemption Price Per Share — Class Z	**$11.10^**	**$12.26^**	**$13.28^**
Net Asset Value, Offering and Redemption Price Per Share — Institutional Class	**$11.11**	**$12.27**	**$13.27**

[1] Par Value of $0.001, unlimited authorization.
[†] Class C shares have a contingent deferred sales charge. For a description of a possible sales charge, please see the Fund's Prospectus.
^ Net assets divided by shares do not calculate to the stated NAV because these amounts are shown rounded.
Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Growth Portfolio	Old Mutual Analytic Defensive Equity Fund	Old Mutual Analytic Global Defensive Equity Fund	Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
$116,360	$ 908,264	$10,885	$43,730	$5,615	$81,400	$6,801
$130,209	$1,002,241	$10,677	$48,326	$5,926	$87,956	$7,835
3,398	—	984	4,005	536	3,416	97
—	15	663	—	—	—	—
188	—	1	889	62	—	13
—	—	—	—	30	—	97
—	7,996	—	—	—	—	—
890	8,542	55	1,306	155	800	7
21	68	26	14	12	—	12
—	56	—	—	—	—	—
1,065	—	180	968	64	1,920	199
91	564	6	18	5	12	3
6	41	—	2	—	5	—
46	331	39	5	1	37	4
135,914	1,019,854	12,631	55,533	6,791	94,146	8,267
1,443	—	1,143	1,178	150	3,009	186
—	152,641	1,764	—	—	—	—
—	12,187	137	—	—	—	—
150	3,650	—	360	—	16	—
—	—	—	—	30	—	97
—	1,429	—	—	—	—	—
—	—	—	—	—	—	—
—	—	56	—	—	—	—
—	6,274	—	—	—	—	—
104	652	8	58	6	83	6
11	66	1	4	1	8	1
2	10	—	—	—	—	—
178	538	27	40	28	103	28
1,888	177,447	3,136	1,640	215	3,219	318
$134,026	$ 842,407	$9,495	$53,893	$6,576	$90,927	$7,949
$115,645	$ 754,966	$8,872	$44,244	$5,475	$85,699	$6,700
(233)	547	(27)	(57)	(11)	(407)	(18)
1,367	3,974	52	1,101	265	(4,337)	137
17,247	82,920	598	8,605	847	9,972	1,130
$134,026	$ 842,407	$9,495	$53,893	$6,576	$90,927	$7,949
42,615	434,889	3,266	25,905	2,402	29,336	1,018
72,912	271,090	3,446	8,735	673	443	531
1	128,543	1	2,084	1	1	1
18,498	7,885	2,782	17,169	3,500	61,147	6,399
2,985,015	30,269,599	294,510	1,493,374	178,662	2,467,131	82,918
5,189,771	19,053,429	312,021	506,693	50,424	37,731	43,602
84	8,943,601	100	119,834	103	96	104
1,289,593	548,512	250,489	984,857	258,462	5,111,308	518,831
$14.28	$14.37	$11.09	$17.35	$13.44	$11.89	$12.27^
$15.15	$15.25	$11.77	$18.41	$14.26	$12.62	$13.02
$14.05	$14.23	$11.05^	$17.24	$13.34^	$11.74	$12.18
$14.34^	$14.37	$11.10^	$17.39	$13.48^	$11.94^	$12.31^
$14.34	$14.38	$11.11	$17.43	$13.54	$11.96	$12.33

STATEMENTS OF OPERATIONS (000)

FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2007 (UNAUDITED)

	Old Mutual Asset Allocation Conservative Portfolio	Old Mutual Asset Allocation Balanced Portfolio	Old Mutual Asset Allocation Moderate Growth Portfolio
Investment Income:			
Dividends	$ 93	$ 576	$ 1,048
Interest	666	1,309	883
Less: Foreign Taxes Withheld	(3)	(19)	(44)
Total Investment Income	756	1,866	1,887
Expenses:			
Investment Advisory Fees	155	564	771
Administration Fees	18	63	86
Distribution Fees			
Class A Service Fees	13	50	63
Class C Service Fees	26	90	140
Class C Distribution (12b-1) Fees	77	269	421
Trustees' Fees	3	10	13
Transfer Agent Fees	39	80	135
Custodian Fees	32	81	87
Pricing Expense	23	35	35
Professional Fees	12	41	57
Printing Fees	3	9	18
Registration and SEC Fees	22	28	32
Website Fees	3	10	20
Offering Costs	—	—	—
Dividend Expense on Securities Sold Short	—	—	—
Interest Expense on Securities Sold Short	—	—	—
Other Expenses	7	26	25
Total Expenses	433	1,356	1,903
Less: Investment Advisory Waiver	(90)	(131)	(166)
Less: Reimbursement of Other Expenses by Advisor	—	—	—
Net Expenses	343	1,225	1,737
Net Investment Income (Loss)	413	641	150
Net Realized Gain from Investment Transactions (including securities sold short)	269	2,073	2,546
Net Realized (Loss) on Written Option Contracts	—	—	—
Net Realized Gain on Futures Contracts	—	—	—
Net Realized Gain (Loss) on Foreign Currency Transactions	(4)	(40)	(75)
Net Change in Unrealized Appreciation on Investments (including securities sold short)	1,463	8,567	16,386
Net Change in Unrealized Depreciation on Written Option Contracts	—	—	—
Net Change in Unrealized Depreciation on Futures	—	—	—
Net Change in Unrealized Appreciation (Depreciation) on Forward Foreign Currency Contracts and Translation of Other Assets and Liabilities denominated in Foreign Currency	(49)	(89)	(85)
Net Realized and Unrealized Gain on Investments	1,679	10,511	18,772
Increase in Net Assets Resulting from Operations	$2,092	$11,152	$18,922

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Growth Portfolio	Old Mutual Analytic Defensive Equity Fund	Old Mutual Analytic Global Defensive Equity Fund	Old Mutual Clay Finlay China Fund	Old Mutual Clay Finlay Emerging Markets Fund	Old Mutual Copper Rock Emerging Growth Fund	Old Mutual International Equity Fund
$ 833	$ 6,160	$ 51	$ 261	$ 37	$ 52	$ 64
98	2,098	18	64	4	61	3
(33)	—	(2)	(4)	(4)	(4)	(4)
898	8,258	67	321	37	109	63
538	3,520	32	212	26	373	33
56	359	3	16	2	41	3
45	451	1	16	1	32	1
75	296	2	4	—	1	1
226	887	6	13	1	2	1
8	56	—	2	—	6	1
109	499	12	32	23	85	22
72	33	18	20	13	26	12
28	7	2	1	1	1	2
37	247	2	7	2	28	2
14	57	—	3	1	8	—
27	72	4	17	21	20	17
18	58	—	4	1	7	—
—	—	36	27	25	—	27
—	1,138	16	—	—	—	—
—	315	4	—	—	—	—
14	37	—	1	—	2	1
1,267	8,032	138	375	117	632	123
(157)	(501)	(32)	(74)	(26)	(116)	(33)
—	(1,138)	(34)	—	(55)	—	(48)
1,110	6,393	72	301	36	516	42
(212)	1,865	(5)	20	1	(407)	21
2,084	33,677	186	1,584	293	410	143
—	(38,986)	(140)	—	—	—	—
—	9,068	—	—	—	—	—
(88)	2,816	(11)	(15)	(6)	—	(4)
13,230	67,774	609	7,394	736	10,248	867
—	(390)	(20)	—	—	—	—
—	(12,785)	—	—	—	—	—
(5)	1,231	—	4	(1)	—	—
15,221	62,405	624	8,967	1,022	10,658	1,006
$15,009	$64,270	$619	$8,987	$1,023	$10,251	$1,027

STATEMENTS OF CHANGES IN NET ASSETS (000)

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio	
	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06
Investment Activities:				
Net Investment Income (Loss)	$ 413	$ 582	$ 641	$ 871
Net Realized Gain from Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	265	107	2,033	1,944
Net Increase from Payments by Affiliates	—	—	—	—
Net Change in Unrealized Appreciation on Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	1,414	99	8,478	1,054
Net Increase in Net Assets Resulting from Operations	2,092	788	11,152	3,869
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class A	(144)	(150)	(277)	(310)
Class C	(219)	(187)	(253)	(215)
Class Z	—	—	—	—
Institutional Class	(88)	(115)	(108)	(158)
Net Realized Gains from Security Transactions				
Class A	(46)	(31)	(722)	(178)
Class C	(92)	(57)	(1,348)	(285)
Class Z	—	—	—	—
Institutional Class	(25)	(22)	(234)	(84)
Total Dividends and Distributions	(614)	(562)	(2,942)	(1,230)
Capital Share Transactions:				
Class A				
Shares Issued	4,024	5,211	8,253	22,402
Shares Issued upon Reinvestment of Distributions	148	137	763	349
Redemption fees	2	—	—	—
Shares Redeemed	(1,939)	(3,517)	(4,500)	(5,439)
Total Class A Transactions	2,235	1,831	4,516	17,312
Class C				
Shares Issued	5,853	14,123	21,018	41,520
Shares Issued upon Reinvestment of Distributions	147	95	815	242
Redemption fees	—	—	—	—
Shares Redeemed	(3,649)	(3,978)	(6,241)	(5,573)
Total Class C Transactions	2,351	10,240	15,592	36,189
Class Z				
Shares Issued	—	1	—	1
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Redemption fees	—	—	—	—
Shares Redeemed	—	—	—	—
Total Class Z Transactions	—	1	—	1
Institutional Class				
Shares Issued	23	227	112	1,117
Shares Issued upon Reinvestment of Distributions	113	137	342	242
Redemption fees	—	—	—	—
Shares Redeemed	—	(23)	(417)	(211)
Total Institutional Class Transactions	136	341	37	1,148
Increase in Net Assets Derived from Capital Share Transactions	4,722	12,413	20,145	54,650
Total Increase in Net Assets	6,200	12,639	28,355	57,289
Net Assets:				
Beginning of Period	32,430	19,791	112,415	55,126
End of Period	$38,630	$32,430	$140,770	$112,415
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ 99	$ 137	$ 189	$ 186

* On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the assets of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of the Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund. The Fund changed its fiscal year end from December 31 to July 31 beginning in the fiscal year 2006. See Note 1 in Notes to Financial Statements.

[1] Class A and Class C Shares commenced operations on March 31, 2005.

[2] The Fund's Z Class is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

[3] Institutional Class Shares commenced operations on December 9, 2005.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio		Old Mutual Analytic Defensive Equity Fund*		
8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	1/1/06 to 7/31/06	1/1/05 to 12/31/05
$ 150	$ 321	$ (212)	$ (93)	$ 1,865	$ 1,320	$ 1,704
2,471	2,628	1,996	2,028	6,575	12,088	2,094
—	—	—	—	—	65	—
16,301	2,680	13,225	1,791	55,830	1,333	18,438
18,922	5,629	15,009	3,726	64,270	14,806	22,236
(288)	(73)	—	(23)	(538)	—	(2,191)
(37)	(1)	—	—	(13)	—	(1,331)
—	—	—	—	(317)	—	(5,290)
(63)	(25)	—	(14)	(19)	—	—
(855)	(124)	(696)	(133)	—	—	(2,788)
(2,019)	(248)	(1,187)	(200)	—	—	(1,852)
—	—	—	—	—	—	(6,458)
(138)	(29)	(314)	(52)	—	—	—
(3,400)	(500)	(2,197)	(422)	(887)	—	(19,910)
12,046	32,649	12,321	23,101	155,423	197,245	134,980
853	135	463	95	339	(53)	2,925
—	—	1	—	16	5	—
(9,568)	(5,916)	(4,750)	(4,377)	(47,605)	(38,695)	(4,611)
3,331	26,868	8,035	18,819	108,173	158,502	133,294[1]
33,924	67,934	21,040	37,384	71,249	119,793	90,979
1,043	106	725	107	4	(6)	779
—	—	—	—	—	—	—
(10,117)	(6,007)	(5,701)	(2,207)	(22,848)	(7,574)	(2,623)
24,850	62,033	16,064	35,284	48,405	112,213	89,135[1]
—	1	—	1	6,745	10,934	312,540
—	—	—	—	310	—	11,591
—	—	—	—	—	1	—
—	—	—	—	(30,520)	(101,658)	(162,080)
—	1	—	1	(23,465)	(90,723)	162,051[2]
124	1,404	999	8,786	470	6,712	2
201	54	314	67	18	—	—
—	—	—	—	—	—	—
(372)	(46)	(114)	(299)	(66)	—	—
(47)	1,412	1,199	8,554	422	6,712	2[3]
28,134	90,314	25,298	62,658	133,535	186,704	384,482
43,656	95,443	38,110	65,962	196,918	201,510	386,808
150,363	54,920	95,916	29,954	645,489	443,979	57,171
$194,019	$150,363	$134,026	$95,916	$842,407	$645,489	$ 443,979
$ 58	$ 296	$ (233)	$ (21)	$ 547	$ (431)	$ (4,433)

STATEMENTS OF CHANGES IN NET ASSETS (000) — concluded

	Old Mutual Analytic Global Defensive Equity Fund		Old Mutual Clay Finlay China Fund	
	8/1/06 to 1/31/07 (Unaudited)	5/31/06* to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	12/30/05* to 7/31/06
Investment Activities:				
Net Investment Income (Loss)	$ (5)	$ —	$ 20	$ 57
Net Realized Gain (Loss) from Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	35	9	1,569	512
Net Change in Unrealized Appreciation (Depreciation) on Investments (including Securities Sold Short), Written Options Contracts, Futures Contracts and Foreign Currency Transactions	589	9	7,398	1,207
Net Increase (Decrease) in Net Assets Resulting from Operations	619	18	8,987	1,776
Dividends and Distributions to Shareholders From:				
Net Investment Income				
Class A	(4)	—	(63)	—
Class C	(1)	—	(7)	—
Class Z	—	—	(1)	—
Institutional Class	(9)	—	(63)	—
Net Realized Gains from Security Transactions				
Class A	—	—	(491)	—
Class C	—	—	(127)	—
Class Z	—	—	(8)	—
Institutional Class	—	—	(354)	—
Total Dividends and Distributions	(14)	—	(1,114)	—
Capital Share Transactions:				
Class A				
Shares Issued	3,007	253	22,560	2,606
Shares Issued upon Reinvestment of Distributions	4	—	377	—
Redemption fees	—	—	—	—
Shares Redeemed	(145)	—	(2,687)	(110)
Total Class A Transactions	2,866	253	20,250	2,496
Class C				
Shares Issued	3,138	110	7,724	796
Shares Issued upon Reinvestment of Distributions	1	—	86	—
Redemption fees	—	—	—	—
Shares Redeemed	(2)	—	(661)	—
Total Class C Transactions	3,137	110	7,149	796
Class Z				
Shares Issued	—	1	2,087	23
Shares Issued upon Reinvestment of Distributions	—	—	8	—
Redemption fees	—	—	—	—
Shares Redeemed	—	—	(2)	—
Total Class Z Transactions	—	1	2,093	23
Institutional Class				
Shares Issued	—	2,497	141	10,880
Shares Issued upon Reinvestment of Distributions	8	—	416	—
Redemption fees	—	—	—	—
Shares Redeemed	—	—	—	—
Total Institutional Class Transactions	8	2,497	557	10,880
Increase in Net Assets Derived from Capital Share Transactions	6,011	2,861	30,049	14,195
Total Increase in Net Assets	6,616	2,879	37,922	15,971
Net Assets:				
Beginning of Period	2,879	—	15,971	—
End of Period	$9,495	$2,879	$53,893	$15,971
Undistributed (Distributions in Excess of) Net Investment Income/(Accumulated Net Investment Loss)	$ (27)	$ (8)	$ (57)	$ 57

* Inception date of the Fund.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

	Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/06 to 1/31/07 (Unaudited)	12/30/05* to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	12/30/05* to 7/31/06
	$ 1	$ 5	$ (407)	$ (191)	$ 21	$ 61
	287	139	410	(4,747)	139	159
	735	112	10,248	(276)	867	263
	1,023	256	10,251	(5,214)	1,027	483
	(1)	—	—	—	(4)	—
	—	—	—	—	(3)	—
	—	—	—	—	—	—
	(4)	—	—	—	(54)	—
	(49)	—	—	—	(14)	—
	(17)	—	—	—	(12)	—
	—	—	—	—	—	—
	(107)	—	—	—	(174)	—
	(178)	—	—	—	(261)	—
	1,891	383	12,140	31,157	695	259
	26	—	—	—	18	—
	—	—	—	2	—	—
	(62)	(21)	(6,793)	(7,859)	(1)	—
	1,855	362	5,347	23,300	712	259
	536	123	74	482	375	175
	13	—	—	—	8	—
	—	—	—	—	—	—
	(2)	(28)	(62)	(52)	(52)	(5)
	547	95	12	430	331	170
	—	1	—	1	—	1
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	1	—	1	—	1
	7	2,497	11,954	56,756	—	4,999
	111	—	—	—	228	—
	—	—	(7,587)	(6,823)	—	—
	118	2,497	4,367	49,933	228	4,999
	2,520	2,955	9,726	73,664	1,271	5,429
	3,365	3,211	19,977	68,450	2,037	5,912
	3,211	—	70,950	2,500	5,912	—
	$6,576	$3,211	$ 90,927	$70,950	$7,949	$5,912
	$ (11)	$ (7)	$ (407)	$ —	$ (18)	$ 22

FINANCIAL HIGHLIGHTS

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2007 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to to Average Net Assets (Excluding Waivers)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION CONSERVATIVE PORTFOLIO															
Class A															
2007	$10.64	$ 0.15	$0.51	$ —	$0.66	$(0.15)	$(0.05)	$(0.20)	$11.10	6.24%	$ 11,222	1.50%	2.07%	2.64%	78.61%
2006	10.53	0.26	0.10	—	0.36	(0.20)	(0.05)	(0.25)	10.64	3.39%	8,588	1.50%	2.35%	2.46%	146.84%
2005**	10.00	0.16	0.47	—	0.63	(0.10)	—	(0.10)	10.53	6.36%	6,684	1.50%	4.68%	1.87%	170.31%
Class C															
2007	$10.60	$ 0.10	$0.51	$ —	$0.61	$(0.11)	$(0.05)	$(0.16)	$11.05	5.80%	$ 21,441	2.25%	2.65%	1.90%	78.61%
2006	10.50	0.18	0.10	—	0.28	(0.13)	(0.05)	(0.18)	10.60	2.63%	18,253	2.25%	2.75%	1.74%	146.84%
2005**	10.00	0.10	0.47	—	0.57	(0.07)	—	(0.07)	10.50	5.75%	7,914	2.25%	4.92%	1.15%	170.31%
Class Z															
2007	$10.65	$ 0.16	$0.51	$ —	$0.67	$(0.17)	$(0.05)	$(0.22)	$11.10	6.26%	$ 1	1.25%	1,434.25%	2.91%	78.61%
2006***	10.60	0.19	0.09	—	0.28	(0.18)	(0.05)	(0.23)	10.65	2.63%	1	1.25%	757.79%	2.80%	146.84%
Institutional Class															
2007	$10.65	$ 0.16	$0.52	$ —	$0.68	$(0.17)	$(0.05)	$(0.22)	$11.11	6.36%	$ 5,966	1.25%	1.66%	2.90%	78.61%
2006	10.54	0.29	0.10	—	0.39	(0.23)	(0.05)	(0.28)	10.65	3.64%	5,588	1.25%	1.75%	2.71%	146.84%
2005**	10.00	0.16	0.50	—	0.66	(0.12)	—	(0.12)	10.54	6.60%	5,193	1.25%	6.95%	1.82%	170.31%
OLD MUTUAL ASSET ALLOCATION BALANCED PORTFOLIO															
Class A															
2007	$11.45	$ 0.09	$1.00	$ —	$1.09	$(0.08)	$(0.21)	$(0.29)	$12.25	9.61%	$ 44,862	1.55%	1.76%	1.43%	72.56%
2006	11.02	0.16	0.47	—	0.63	(0.12)	(0.08)	(0.20)	11.45	5.76%	37,679	1.55%	1.82%	1.40%	129.99%
2005**	10.00	0.10	0.98	—	1.08	(0.06)	—	(0.06)	11.02	10.83%	19,481	1.55%	4.42%	1.13%	125.19%
Class C															
2007	$11.42	$ 0.04	$1.00	$ —	$1.04	$(0.04)	$(0.21)	$(0.25)	$12.21	9.17%	$ 82,092	2.30%	2.50%	0.67%	72.56%
2006	11.00	0.07	0.48	—	0.55	(0.05)	(0.08)	(0.13)	11.42	5.00%	61,845	2.30%	2.54%	0.66%	129.99%
2005**	10.00	0.03	1.00	—	1.03	(0.03)	—	(0.03)	11.00	10.31%	24,342	2.30%	4.92%	0.38%	125.19%
Class Z															
2007	$11.46	$ 0.10	$1.01	$ —	$1.11	$(0.10)	$(0.21)	$(0.31)	$12.26	9.73%	$ 1	1.30%	1,428.38%	1.65%	72.56%
2006***	11.26	0.12	0.28	—	0.40	(0.12)	(0.08)	(0.20)	11.46	3.57%	1	1.30%	771.22%	1.60%	129.99%
Institutional Class															
2007	$11.46	$ 0.10	$1.02	$ —	$1.12	$(0.10)	$(0.21)	$(0.31)	$12.27	9.82%	$ 13,815	1.30%	1.43%	1.68%	72.56%
2006	11.04	0.19	0.46	—	0.65	(0.15)	(0.08)	(0.23)	11.46	5.91%	12,890	1.30%	1.47%	1.64%	129.99%
2005**	10.00	0.10	1.01	—	1.11	(0.07)	—	(0.07)	11.04	11.15%	11,303	1.30%	6.08%	1.14%	125.19%
OLD MUTUAL ASSET ALLOCATION MODERATE GROWTH PORTFOLIO															
Class A															
2007	$12.07	$ 0.04	$1.40	$ —	$1.44	$(0.07)	$(0.21)	$(0.28)	$13.23	12.01%	$ 54,126	1.55%	1.78%	0.66%	67.32%
2006	11.30	0.09	0.76	—	0.85	(0.03)	(0.05)	(0.08)	12.07	7.58%	46,242	1.55%	1.91%	0.76%	111.99%
2005**	10.00	0.06	1.25	—	1.31	(0.01)	—	(0.01)	11.30	13.11%	17,736	1.55%	4.92%	0.70%	98.50%
Class C															
2007	$11.95	$(0.01)	$1.38	$ —	$1.37	$ —	$(0.21)	$(0.21)	$13.11	11.55%	$131,045	2.30%	2.47%	(0.10)%	67.32%
2006	11.24	—	0.76	—	0.76	—	(0.05)	(0.05)	11.95	6.80%	95,984	2.30%	2.62%	0.01%	111.99%
2005**	10.00	—	1.24	—	1.24	—	—	—	11.24	12.44%	30,905	2.30%	5.44%	(0.03)%	98.50%
Class Z															
2007	$12.12	$ 0.06	$1.41	$ —	$1.47	$(0.10)	$(0.21)	$(0.31)	$13.28	12.18%	$ 1	1.30%	1,402.87%	0.91%	67.32%
2006***	11.70	0.08	0.43	—	0.51	(0.04)	(0.05)	(0.09)	12.12	4.45%	1	1.30%	764.76%	0.98%	111.99%
Institutional Class															
2007	$12.12	$ 0.06	$1.40	$ —	$1.46	$(0.10)	$(0.21)	$(0.31)	$13.27	12.10%	$ 8,847	1.30%	1.43%	0.91%	67.32%
2006	11.33	0.12	0.76	—	0.88	(0.04)	(0.05)	(0.09)	12.12	7.86%	8,136	1.30%	1.56%	1.00%	111.99%
2005**	10.00	0.07	1.27	—	1.34	(0.01)	—	(0.01)	11.33	13.43%	6,279	1.30%	6.81%	0.79%	98.50%

The accompanying notes are an integral part of the financial statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Realized and Unrealized Gains (Losses) on Securities	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets ††	Ratio of Expenses to Average Net Assets (Excluding Waivers and Fees Paid Indirectly)††	Ratio of Net Investment Income (Loss) to Average Net Assets ††	Portfolio Turnover Rate†
OLD MUTUAL ASSET ALLOCATION GROWTH PORTFOLIO															
Class A															
2007	$12.70	$ —*	$ 1.83*	$—	$ 1.83	$ —	$(0.25)	$(0.25)	$14.28	14.43%	$ 42,615	1.60%	1.92%	(0.01)%	63.60%
2006	11.68	0.02*	1.12*	—	1.14	(0.02)	(0.10)	(0.12)	12.70	9.75%	30,459	1.60%	2.22%	0.17%	94.12%
2005**	10.00	0.03*	1.66*	—	1.69	(0.01)	—	(0.01)	11.68	16.91%	10,443	1.60%	5.02%	0.33%	59.93%
Class C															
2007	$12.55	$ (0.05)*	$ 1.80*	$—	$ 1.75	$ —	$(0.25)	$(0.25)	$14.05	13.96%	$ 72,912	2.35%	2.63%	(0.77)%	63.60%
2006	11.61	(0.07)*	1.11*	—	1.04	—	(0.10)	(0.10)	12.55	8.97%	50,152	2.35%	2.93%	(0.58)%	94.12%
2005**	10.00	(0.04)*	1.65*	—	1.61	—	—	—	11.61	16.15%	13,256	2.35%	5.63%	(0.44)%	59.93%
Class Z															
2007	$12.74	$ 0.02*	$ 1.83*	$—	$ 1.85	$ —	$(0.25)	$(0.25)	$14.34	14.54%	$ 1	1.35%	1,380.94%	0.25%	63.60%
2006***	12.23	0.03*	0.61*	—	0.64	(0.03)	(0.10)	(0.13)	12.74	5.23%	1	1.35%	758.31%	0.39%	94.12%
Institutional Class															
2007	$12.75	$ 0.02*	$ 1.82*	$—	$ 1.84	$ —	$(0.25)	$(0.25)	$14.34	14.45%	$ 18,498	1.35%	1.43%	0.25%	63.60%
2006	11.70	0.06*	1.12*	—	1.18	(0.03)	(0.10)	(0.13)	12.75	10.08%	15,304	1.35%	1.68%	0.47%	94.12%
2005**	10.00	0.04*	1.67*	—	1.71	(0.01)	—	(0.01)	11.70	17.13%	6,255	1.35%	7.19%	0.43%	59.93%
OLD MUTUAL ANALYTIC DEFENSIVE EQUITY FUND[1]															
Class A															
2007	$13.21	$ 0.05*	$ 1.13*	$—	$ 1.18	$(0.02)	$ —	$(0.02)	$14.37	8.93%	$434,889	1.54%[7]	2.00%	0.69%	96.11%
2006[6]	12.84	0.05*	0.32*#	—	0.37	—	—	—	13.21	2.88%#	295,095	1.51%[7]	2.18%	0.57%	59.61%
2005[2]	12.30	0.05*	1.09*	—	1.14	(0.27)	(0.33)	(0.60)	12.84	9.27%	129,960	1.98%[7]	2.06%	0.64%	81.00%
Class C															
2007	$13.11	$ —*	$ 1.12*	$—	$ 1.12	$ —	$ —	$ —	$14.23	8.55%	$271,090	2.29%[7]	2.70%	(0.06)%	96.11%
2006[6]	12.81	(0.01)*	0.31*#	—	0.30	—	—	—	13.11	2.34%#	202,766	2.26%[7]	2.86%	(0.17)%	59.61%
2005[2]	12.30	(0.01)*	1.09*	—	1.08	(0.24)	(0.33)	(0.57)	12.81	8.78%	86,752	2.61%[7]	2.68%	(0.09)%	81.00%
Class Z[3]															
2007	$13.21	$ 0.07*	$ 1.12*	$—	$ 1.19	$(0.03)	$ —	$(0.03)	$14.37	9.04%	$128,543	1.28%[7]	1.70%	0.96%	96.11%
2006[6]	12.82	0.06*	0.33*#	—	0.39	—	—	—	13.21	3.04%#	140,795	1.26%[7]	1.82%	0.72%	59.61%
2005	11.66	0.10*	1.69*	—	1.79	(0.30)	(0.33)	(0.63)	12.82	15.36%	227,265	1.36%[7]	1.44%	0.78%	81.00%
2004	11.10	0.09*	0.99*	—	1.08	(0.19)	(0.33)	(0.52)	11.66	9.87%	57,171	1.17%[7]	1.70%	0.75%	152.00%
2003	9.09	0.08*	2.01*	—	2.09	(0.08)	—	(0.08)	11.10	23.13%	44,693	1.30%[7]	2.27%	0.79%	241.00%
2002[5]	10.46	0.09	(1.36)	—	(1.27)	(0.10)[4]	—	(0.10)	9.09	(12.22)%	35,131	1.09%[7]	1.94%	0.91%	233.00%
Institutional Class															
2007	$13.21	$ 0.07*	$ 1.13*	$—	$ 1.20	$(0.03)	$ —	$(0.03)	$14.38	9.05%	$ 7,885	1.23%[7]	1.90%	1.00%	96.11%
2006[6]	12.82	0.08*	0.31*#	—	0.39	—	—	—	13.21	3.04%#	6,833	1.21%[7]	2.11%	0.97%	59.61%
2005***	13.45	0.01*	(0.10)*	—	(0.09)	(0.21)	(0.33)	(0.54)	12.82	(0.63)%	2	1.27%[7]	2.12%	1.55%	81.00%
OLD MUTUAL ANALYTIC GLOBAL DEFENSIVE EQUITY FUND^^															
Class A															
2007	$10.05	$ (0.02)*	$ 1.08*	$—	$ 1.06	$(0.02)	$ —	$(0.02)	$11.09	10.58%	$ 3,266	2.64%†††	4.93%	(0.34)%	60.26%
2006	10.00	(0.02)*	0.07*	—	0.05	—	—	—	10.05	0.50%	257	2.80%†††	12.44%	(1.19)%	19.97%
Class C															
2007	$10.03	$ (0.06)*	$ 1.08*	$—	$ 1.02	$ —	$ —	$ —	$11.05	10.11%	$ 3,446	3.42%†††	5.49%	(1.11)%	60.26%
2006	10.00	(0.03)*	0.06*	—	0.03	—	—	—	10.03	0.30%	111	3.55%†††	24.73%	(1.87)%	19.97%
Class Z															
2007	$10.04	$ 0.01*	$ 1.07*	$—	$ 1.08	$(0.02)	$ —	$(0.02)	$11.10	10.72%	$ 1	2.41%†††	670.96%	0.15%	60.26%
2006	10.00	—*	0.04*	—	0.04	—	—	—	10.04	0.40%	1	2.55%†††	612.91%	(0.27)%	19.97%
Institutional Class															
2007	$10.05	$ 0.02*	$ 1.07*	$—	$ 1.09	$(0.03)	$ —	$(0.03)	$11.11	10.90%	$ 2,782	2.12%†††	4.45%	0.46%	60.26%
2006	10.00	—*	0.05*	—	0.05	—	—	—	10.05	0.50%	2,510	2.26%†††	6.77%	(0.01)%	19.97%

FINANCIAL HIGHLIGHTS — concluded

FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR OR PERIOD ENDED JULY 31, (UNLESS OTHERWISE NOTED) AND FOR THE SIX-MONTH PERIOD ENDED JANUARY 31, 2007 (UNAUDITED)

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to to Average Net Assets (Excluding Waivers)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL CLAY FINLAY CHINA FUND^															
Class A															
2007	$13.23	$(0.03)	$ 4.57	$—	$ 4.54	$(0.05)	$(0.37)	$(0.42)	$17.35	34.26%	$25,905	2.10%	2.42%	(0.36)%	55.70%
2006	10.00	0.01	3.22	—	3.23	—	—	—	13.23	32.30%	2,532	2.10%	6.65%	0.12%	50.80%
Class C															
2007	$13.18	$(0.09)	$ 4.54	$—	$ 4.45	$(0.02)	$(0.37)	$(0.39)	$17.24	33.73%	$ 8,735	2.85%	3.61%	(1.15)%	55.70%
2006	10.00	(0.06)	3.24	—	3.18	—	—	—	13.18	31.80%	793	2.85%	11.53%	(0.76)%	50.80%
Class Z															
2007	$13.25	$(0.06)	$ 4.63	$—	$ 4.57	$(0.06)	$(0.37)	$(0.43)	$17.39	34.46%	$ 2,084	1.85%	15.16%	(0.74)%	55.70%
2006	10.00	(0.03)	3.28	—	3.25	—	—	—	13.25	32.50%	24	1.85%	259.40%	(0.46)%	50.80%
Institutional Class															
2007	$13.27	$ 0.07	$ 4.53	$—	$ 4.60	$(0.07)	$(0.37)	$(0.44)	$17.43	34.60%	$17,169	1.55%	1.92%	0.85%	55.70%
2006	10.00	0.08	3.19	—	3.27	—	—	—	13.27	32.70%	12,622	1.55%	2.58%	1.07%	50.80%
OLD MUTUAL CLAY FINLAY EMERGING MARKETS FUND^															
Class A															
2007	$11.08	$(0.04)	$ 2.84	$—	$ 2.80	$(0.01)	$(0.43)	$(0.44)	$13.44	25.24%	$ 2,402	2.10%	5.72%	(0.66)%	42.71%
2006	10.00	(0.01)	1.09	—	1.08	—	—	—	11.08	10.80%	346	2.10%	21.06%	(0.22)%	82.86%
Class C															
2007	$11.04	$(0.09)	$ 2.83	$—	$ 2.74	$(0.01)	$(0.43)	$(0.44)	$13.34	24.75%	$ 673	2.85%	13.15%	(1.37)%	42.71%
2006	10.00	(0.07)	1.11	—	1.04	—	—	—	11.04	10.40%	85	2.85%	55.88%	(1.05)%	82.86%
Class Z															
2007	$11.10	$(0.01)	$ 2.82	$—	$ 2.81	$ —	$(0.43)	$(0.43)	$13.48	25.29%	$ 1	1.85%	2,385.67%	(0.14)%	42.71%
2006	10.00	(0.01)	1.11	—	1.10	—	—	—	11.10	11.00%	1	1.85%	1,988.70%	(0.18)%	82.86%
Institutional Class															
2007	$11.13	$ 0.02	$ 2.83	$—	$ 2.85	$(0.01)	$(0.43)	$(0.44)	$13.54	25.62%	$ 3,500	1.35%	3.39%	0.36%	42.71%
2006	10.00	0.02	1.11	—	1.13	—	—	—	11.13	11.30%	2,779	1.35%	4.28%	0.32%	82.86%
OLD MUTUAL COPPER ROCK EMERGING GROWTH FUND^^^															
Class A															
2007	$10.52	$(0.07)	$ 1.44	$—	$ 1.37	$ —	$ —	$ —	$11.89	13.02%	$29,336	1.55%	2.03%	(1.29)%	88.43%
2006	10.00	(0.13)	0.65	—	0.52	—	—	—	10.52	5.20%	20,814	1.55%	2.97%	(1.15)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	2,500	‡‡	‡‡	‡‡	‡‡
Class C															
2007	$10.43	$(0.11)	$ 1.42	$—	$ 1.31	$ —	$ —	$ —	$11.74	12.56%	$ 443	2.30%	8.25%	(2.04)%	88.43%
2006	10.00	(0.21)	0.64	—	0.43	—	—	—	10.43	4.30%	384	2.30%	15.96%	(1.89)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡
Class Z***															
2007	$10.55	$(0.06)	$ 1.45	$—	$ 1.39	$ —	$ —	$ —	$11.94	13.18%	$ 1	1.30%	1,801.99%	(1.08)%	88.43%
2006	10.46	(0.07)	0.16	—	0.09	—	—	—	10.55	0.86%	1	1.30%	787.59%	(0.93)%	282.22%
Institutional Class															
2007	$10.56	$(0.08)	$ 1.48	$—	$ 1.40	$ —	$ —	$ —	$11.96	13.26%	$61,147	1.10%	1.22%	(0.84)%	88.43%
2006	10.00	(0.08)	0.64	—	0.56	—	—	—	10.56	5.60%	49,751	1.10%	1.71%	(0.70)%	282.22%
2005	10.00	—	—	—	—	—	—	—	10.00	0.00%	—	‡‡	‡‡	‡‡	‡‡

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)*	Realized and Unrealized Gains on Securities*	Redemption Fees	Total from Operations	Dividends from Net Investment Income	Distributions from Capital Gains	Total Dividends and Distributions	Net Asset Value, End of Period	Total Return†	Net Assets End of Period (000)	Ratio of Expenses to Average Net Assets††	Ratio of Expenses to Average Net Assets (Excluding Waivers)††	Ratio of Net Investment Income (Loss) to Average Net Assets††	Portfolio Turnover Rate†
OLD MUTUAL INTERNATIONAL EQUITY FUND^															
Class A															
2007	$10.95	$ —	$1.77	$ —	$1.77	$(0.10)	$(0.35)	$(0.45)	$12.27	16.27%	$1,018	1.70%	9.00%	(0.07)%	41.80%
2006	10.00	0.18	0.77	—	0.95	—	—	—	10.95	9.50%	251	1.70%	30.10%	2.94%	48.74%
Class C															
2007	$10.91	$(0.04)	$1.76	$ —	$1.72	$(0.10)	$(0.35)	$(0.45)	$12.18	15.81%	$ 531	2.45%	12.38%	(0.68)%	41.80%
2006	10.00	0.12	0.79	—	0.91	—	—	—	10.91	9.10%	170	2.45%	39.12%	1.88%	48.74%
Class Z															
2007	$10.97	$ 0.03	$1.75	$ —	$1.78	$(0.09)	$(0.35)	$(0.44)	$12.31	16.33%	$ 1	1.45%	2,248.33%	0.43%	41.80%
2006	10.00	0.10	0.87	—	0.97	—	—	—	10.97	9.70%	1	1.45%	1,776.73%	1.59%	48.74%
Institutional Class															
2007	$10.98	$ 0.04	$1.77	$ —	$1.81	$(0.11)	$(0.35)	$(0.46)	$12.33	16.55%	$6,399	1.20%	2.46%	0.72%	41.80%
2006	10.00	0.12	0.86	—	0.98	—	—	—	10.98	9.80%	5,490	1.20%	2.96%	1.85%	48.74%

* Per share amounts for the year or period are calculated based on average outstanding shares.

** Fund commenced operations September 30, 2004.

*** Class commenced operations on December 9, 2005.

\# Impact of payment to affiliate was less than $0.01 per share and 0.01%, respectively.

† Total returns and portfolio turnover rates are for the period indicated and have not been annualized. Total return would have been lower had certain expenses not been waived by the Advisor during the year. Returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Returns shown exclude any applicable sales charges.

†† Ratios for periods less than one year have been annualized.

††† The impact of dividend expense for the periods ending July 31, 2006 and January 31, 2007 is 0.79% and 0.58%, respectively, for all classes.

‡‡ This shareholder data is not being disclosed because the data is not believed to be meaningful due to the short operational history.

^ Fund commenced operations December 30, 2005.

^^ Fund commenced operations May 31, 2006.

^^^ Fund commenced operations July 29, 2005.

(1) On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the assets and liabilities of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of The Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund.

(2) Commenced operations March 31, 2005.

(3) The Fund's Class Z is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

(4) Includes a return of capital of $(0.003).

(5) On June 24, 2002, the Predecessor Fund acquired the assets of the UAM Analytic Defensive Equity Fund, a series of the UAM Funds, Inc. II. The operations of the Predecessor Fund prior to acquisition were those of the UAM Analytic Defensive Equity Fund.

(6) The Old Mutual Analytic Defensive Equity Fund changed its fiscal year end from December 31 to July 31. 2006 amounts are for the period 1/1/06 to 7/31/06.

(7) Impact of Dividend Expense for Old Mutual Analytic Defensive Equity Fund as a ratio to average net assets:

	A	C	Z	Institutional
2007[a]	0.31%	0.31%	0.29%	0.30%
2006	0.34%	0.34%	0.27%	0.39%
2005	0.41%	0.35%	0.24%	n/a
2004	n/a	n/a	0.18%	n/a
2003	n/a	n/a	0.31%	n/a
2002	n/a	n/a	0.10%	n/a

[a] For the six-month period ended January 31.

Amounts designated as "—" are either $0 or have been rounded to $0.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Old Mutual Advisor Funds (the "Trust"), a Delaware statutory trust effective May 27, 2004, is registered under the Investment Company Act of 1940, as amended ("1940 Act"), as an open-end management investment company. The Trust currently offers thirteen series portfolios, of which the following are covered by this Semi-Annual Report — the Old Mutual Asset Allocation Conservative Portfolio, the Old Mutual Asset Allocation Balanced Portfolio, the Old Mutual Asset Allocation Moderate Growth Portfolio, the Old Mutual Asset Allocation Growth Portfolio (collectively, the "Asset Allocation Funds"), the Old Mutual Analytic Defensive Equity Fund ("Old Mutual Analytic Fund"), the Old Mutual Analytic Global Defensive Equity Fund ("Old Mutual Analytic Global Fund"), the Old Mutual Clay Finlay China Fund, the Old Mutual Clay Finlay Emerging Markets Fund, the Old Mutual International Equity Fund (collectively, the "International Funds") and the Old Mutual Copper Rock Emerging Growth Fund ("Old Mutual Copper Rock Fund") (each a "Fund" and collectively, the "Funds"). The Trust's series portfolios whose financial statements are presented separately are the Old Mutual VA Asset Allocation Conservative Portfolio, the Old Mutual VA Asset Allocation Balanced Portfolio and the Old Mutual VA Asset Allocation Moderate Growth Portfolio. The Asset Allocation Funds commenced operations on September 30, 2004; the Old Mutual Analytic Fund commenced operations on July 1, 1978; the International Funds commenced operations on December 30, 2005, the Old Mutual Copper Rock Fund commenced operations on July 29, 2005 and the Old Mutual Analytic Global Fund commenced operations on May 31, 2006.

Shareholders may purchase shares of the Funds through four separate classes, Class A, Class C, Class Z and Institutional Class shares. All classes have equal rights as to earnings, assets and voting privileges, except that each class may have different distribution costs, dividends, registration costs and shareholder services costs and each class has exclusive voting rights with respect to its distribution plan. Except for these differences, each share class of each Fund represents an equal proportionate interest in that Fund. Each Fund, except for the Old Mutual Clay Finlay China Fund, is classified as a diversified management investment company. The Funds' prospectuses provide a description of each Fund's investment objective, policies and investment strategies.

The Old Mutual Analytic Fund is the successor to the Analytic Defensive Equity Fund, a series of The Advisors' Inner Circle Fund, (the "AIC Analytic Fund"). The AIC Analytic Fund and the Old Mutual Analytic Fund entered into an agreement and plan of reorganization dated as of October 13, 2005. Under the plan of reorganization, the AIC Analytic Fund transferred substantially all of its assets and liabilities to the Old Mutual Analytic Fund on December 9, 2005. Each shareholder received a number of shares of the Old Mutual Analytic Fund equal in dollar value to the AIC Analytic Fund as of December 9, 2005. The Old Mutual Analytic Fund has the same investment objectives and policies and substantially the same risks, policies, restrictions and limitations as the AIC Analytic Fund. The Old Mutual Analytic Fund has changed its fiscal year end from December 31 to July 31 beginning with fiscal year 2006.

In the normal course of business, the Funds may enter into various agreements that provide for general indemnifications. Each Fund's maximum exposure under these arrangements is unknown as any potential exposure involves future claims that may be made against each Fund. However, based on experience, the Funds expect the risk of loss to be remote.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Funds.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation — Investment securities of a Fund, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Fund that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. The Funds use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Fund's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Fund's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another valuation methodology is appropriate. The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Funds calculate the NAVs.

Valuation of Options and Futures — Options are valued at the last quoted sales price. If there is no such reported sale on the valuation date, long positions are valued at the most recent bid price, and short positions are valued at the most recent ask price. Futures are valued at the settlement price established each day by the board of exchange on which they are traded. The daily settlement prices for financial futures are provided by an independent source.

Security Transactions and Investment Income — Security transactions are accounted for on the date the securities are purchased or sold (trade date). Dividend income, dividends on securities sold short and distributions to shareholders are recognized on the ex-dividend date; interest income and expense is recognized on the accrual basis and includes amortization of premiums and accretion of discounts on investments. Non-cash dividends included in dividend income, if any, are recorded at the fair market value of the securities received. Costs used in determining realized capital gains and losses on the sale of investment securities are those of the specific securities sold adjusted for the accretion and amortization of acquisition discounts and premiums during the respective holding periods, if applicable.

Dividends and Distributions — Dividends from net investment income for the Funds are declared at least annually, if available, except Old Mutual Asset Allocation Conservative Portfolio and Old Mutual Asset Allocation Balanced Portfolio for which dividends are declared at least quarterly, if available. Distributions of net realized capital gains, for each Fund, are generally made to shareholders annually, if available.

Foreign Withholding Taxes — The Funds may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Funds accrue such taxes when the related income is earned.

Forward Foreign Currency Contracts — The Funds may enter into forward foreign currency contracts as hedges against specific transactions, fund positions or anticipated fund positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Funds realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Funds could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Fund may be delayed or limited.

TBA Purchase Commitments — The Funds may enter into "TBA" (to be announced) purchase commitments to purchase securities for a fixed price at a future date, typically not exceeding 45 days. TBA purchase commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to settlement date. This risk is in addition to the risk of decline in the value of each Fund's other assets. Unsettled TBA purchase commitments are valued at the current market value of the underlying securities, according to the procedures described under "Security Valuation" above.

Mortgage Dollar Rolls — The Funds may enter into mortgage dollar rolls (principally using TBA's) in which each Fund sells mortgage securities for delivery in the current month and simultaneously contracts to repurchase substantially similar securities at an agreed-upon price on a fixed date. Each Fund accounts for such dollar rolls under the purchases and sales method and receives compensation as consideration for entering into the commitment to repurchase. Each Fund must maintain liquid securities having a value not less than the repurchase price (including accrued interest) for such dollar rolls. The market value of the securities that each Fund is required to purchase may decline below the agreed upon repurchase price of those securities.

The counterparty receives all principal and interest payments, including prepayments, made in respect of a security subject to such a contract while it is the holder. Mortgage dollar rolls may be renewed with a new purchase and repurchase price and a cash settlement made on settlement date without physical delivery of the securities subject to the contract.

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2007 (UNAUDITED)

Foreign Currency Conversion — The books and records of the Funds are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

 (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

 (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange prevailing on the respective dates of such transactions.

The Funds do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities.

The Funds report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

Futures Contracts — The Funds may utilize futures contracts primarily to hedge against changes in security prices. Upon entering into a futures contract, the Funds will deposit securities for the initial margin with its custodian in a segregated account. Subsequent payments, which are dependent on the daily fluctuations in the value of the underlying instrument, are made or received by the Funds each day (daily variation margin) and are recorded as unrealized gains or losses until the contracts are closed. When the contract is closed, the Funds record a realized gain or loss equal to the difference between the proceeds from (or cost of) the closing transactions and the Fund's basis in the contract. Risks of entering into futures contracts include the possibility that a change in the value of the contract may not correlate with the changes in the value of the underlying instruments. Second, it is possible that a lack of liquidity for futures contracts could exist in the secondary market, resulting in an inability to close a futures position prior to its maturity date. Third, the purchase of a futures contract involves the risk that the Funds could lose more than the original margin deposit required to initiate the futures transaction.

Options — The Funds may write or purchase financial options contracts primarily to hedge against changes in security prices, or securities that the Funds intend to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. When the Funds write or purchase an option, an amount equal to the premium received or paid by the Funds is recorded as a liability or an asset and is subsequently adjusted to the current market value of the option written or purchased. Premiums received or paid from writing or purchasing options which expire unexercised are treated by the Funds on the expiration date as realized gains or losses. The difference between the premium and the amount paid or received on effecting a closing purchase or sale transaction, including brokerage commissions, is also treated as a realized gain or loss. If an option is exercised, the premium paid or received is added to the cost of the purchase or proceeds from the sale in determining whether the Funds have realized a gain or a loss on investment transactions. The Funds, as writers of an option, may have no control over whether the underlying securities may be sold (call) or purchased (put) and as a result bear the market risk of an unfavorable change in the price of the security underlying the written option.

Collateralized Mortgage Obligations (CMOs) — CMOs are hybrids between mortgage-backed bonds and mortgage pass-through securities. Similar to a bond, CMOs usually pay interest monthly and have a more focused range of principal payment dates than pass-through securities. While CMOs may be collateralized by whole mortgage loans, CMOs are more typically collateralized by mortgage-backed securities guaranteed by Government National Mortgage Association, Federal Home Loan Mortgage Corporation or Federal National Mortgage Association and their income streams.

A Real Estate Mortgage Investment Conduit (REMIC) is a CMO that qualifies for special tax treatment under the Internal Revenue Code of 1986, as amended, and invests in certain mortgages primarily secured by interests in real property and other permitted investments.

CMOs are structured into multiple classes, each bearing a different stated maturity. Each class of CMO or REMIC certificate, often referred to as a "tranche," is issued at a specific interest rate and must be fully retired by its final distribution date. Generally, all classes of CMOs or REMIC certificates pay or accrue interest monthly. Investing in the lowest tranche of CMOs and REMIC certificates involves risks similar to those associated with investing in equity securities.

Short Sales — As consistent with the Old Mutual Analytic Fund's and Old Mutual Analytic Global Fund's investment objectives, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund may engage in short sales that are "uncovered." Uncovered short sales are transactions under which a Fund sells a security it does not own. To complete such a transaction, a Fund must borrow the security to make delivery to the buyer. The Fund then is obligated to replace the security borrowed by purchasing the security at the market price at the time of the replacement. The price at such time may be more or less than the price at which the security was sold by the Fund. Until the security is replaced, the Fund is required to pay the lender amounts equal to any dividends or interest that accrue during the period of the loan, which is recorded as an expense on the Statement of Operations. To borrow the security, the Fund also may be required to pay a premium, which would decrease proceeds of the security sold. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet margin requirements, until the short position is closed out. A gain, limited to the price at which the Fund sells the security short, or a loss, unlimited in size, will be recognized upon the close of a short sale.

Until a Fund closes its short position or replaces the borrowed security, it will: (a) maintain a segregated account containing cash or liquid securities at such a level that (i) the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current value of the security sold short; and (ii) the amount deposited in the segregated account plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short, or (b) otherwise cover the Fund's short positions.

Offering Costs — All offering costs incurred with the start up of the Funds are being amortized on a straight line basis over a period of twelve months from commencement of operations. As of January 31, 2007, the Old Mutual Analytic Global Fund (since its inception on May 31, 2006) had offering costs remaining to be amortized of $20,701. As of January 31, 2007, the Asset Allocation Funds, the Old Mutual Copper Rock Fund and the International Funds have fully amortized their offering costs.

Payments by Affiliated Fund — During the six-month period ended January 31, 2007, certain expenses that were incurred on behalf of the Old Mutual Analytic Global Fund were inadvertantly paid by the Old Mutual Analytic Fund. In order to properly reflect this payment, the Old Mutual Analytic Global Fund will reimburse the Old Mutual Analytic Fund for these expenses. As of January 31, 2007, these amounts are reflected as Receivable from/Payable to an Affiliated Fund in the Statements of Assets and Liabilities.

Other — Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses are prorated to the Funds on the basis of relative net assets. Class specific expenses, such as 12b-1, distribution and service fees, are borne by that class. Income, other expenses and realized and unrealized gains and losses of a Fund are allocated to the respective class on the basis of the relative net assets each day.

The Funds have an arrangement with the transfer agent, DST Systems, Inc., whereby interest earned on uninvested cash balances is used to offset a portion of the transfer agent expense. The transfer agent expenses shown in the Statements of Operations are in total and do not reflect the expense reductions, if any, which are shown separately.

The Funds impose a 2% redemption/exchange fee on total redemption proceeds (after applicable deferred sales charges) of any shareholder redeeming shares (including redemption by exchange) of the Funds within 10 calendar days of their purchase. The Funds charge the redemption/exchange fee to discourage market timing by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. The redemption fee will be imposed to the extent that the number of Fund shares redeemed exceeds the number of Fund shares that have been held for more than 10 calendar days. In determining how long shares of the Fund have been held, shares held by the investor for the longest period of time will be sold first. The Funds will retain the fee by crediting Paid-in Capital. For the six-month period ended January 31, 2007, the following redemption fees were collected by the Funds.

	Class A	Class C	Class Z	Institutional Class
Old Mutual Asset Allocation Conservative Portfolio	$ 2,040	$ —	$ —	$ —
Old Mutual Asset Allocation Balanced Portfolio	—	27	—	—
Old Mutual Asset Allocation Moderate Growth Portfolio	1	161	—	—
Old Mutual Asset Allocation Growth Portfolio	726	445	—	—
Old Mutual Analytic Defensive Equity Fund	15,647	—	—	—
Old Mutual Analytic Global Defensive Equity Fund	—	—	—	—
Old Mutual Clay Finlay China Fund	22	1	48	—
Old Mutual Clay Finlay Emerging Markets Fund	59	—	—	—
Old Mutual Copper Rock Emerging Growth Fund	240	—	—	—
Old Mutual International Equity Fund	—	—	—	—

Amounts designated as "—" are either $0 or have been rounded to $0.

3. Investment Advisory Fees, Administrative Fees and Other Transactions with Affiliates

Investment Advisor — Old Mutual Capital, Inc. is an indirect, wholly owned subsidiary of Old Mutual (US) Holdings Inc. ("OMUSH"), which is a wholly owned subsidiary of Old Mutual plc., a London-Exchange listed international financial services firm. The Funds and the Advisor are parties to investment advisory agreements, under which the Advisor is paid a monthly fee that is calculated daily and paid monthly, at an annual rate based on the average daily net assets of each Fund, as follows:

	Management Fee	Asset Level
Old Mutual Asset Allocation Conservative Portfolio	0.850%	Less than $1 billion
	0.825%	From $1 billion to $2 billion
	0.800%	From $2 billion to $3 billion
	0.775%	Greater than $3 billion
Old Mutual Asset Allocation Balanced Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion
Old Mutual Asset Allocation Moderate Growth Portfolio	0.900%	Less than $1 billion
	0.875%	From $1 billion to $2 billion
	0.850%	From $2 billion to $3 billion
	0.825%	Greater than $3 billion

	Management Fee	Asset Level
Old Mutual Asset Allocation Growth Portfolio	0.950%	Less than $1 billion
	0.925%	From $1 billion to $2 billion
	0.900%	From $2 billion to $3 billion
	0.875%	Greater than $3 billion
Old Mutual Analytic Defensive Equity Fund	0.950%	N/A
Old Mutual Analytic Global Defensive Equity Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Clay Finlay China Fund	1.350%	Less than $1 billion
	1.325%	From $1 billion to $2 billion
	1.300%	From $2 billion to $3 billion
	1.275%	Greater than $3 billion
Old Mutual Clay Finlay Emerging Markets Fund	1.150%	Less than $1 billion
	1.125%	From $1 billion to $2 billion
	1.100%	From $2 billion to $3 billion
	1.075%	Greater than $3 billion
Old Mutual Copper Rock Emerging Growth Fund	0.900%	N/A
Old Mutual International Equity Fund	1.000%	Less than $1 billion
	0.975%	From $1 billion to $2 billion
	0.950%	From $2 billion to $3 billion
	0.925%	Greater than $3 billion

Expense Limitation Agreements — In the interest of limiting expenses of the Funds, the Advisor has entered into expense limitation agreements ("Expense Limitation Agreements") pursuant to which the Advisor has agreed, in writing, to waive or limit its fees and to assume other expenses of the Funds to the extent necessary to limit the total annual expenses to a specified percentage of the Funds' average daily net assets through the dates specified below.

The expense limitations are as follows:

	Class A	Class C	Class Z	Institutional Class	Expiration Date of Expense Limitation
Old Mutual Asset Allocation Conservative Portfolio	1.50%	2.25%	1.25%	1.25%	December 31, 2008
Old Mutual Asset Allocation Balanced Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Moderate Growth Portfolio	1.55%	2.30%	1.30%	1.30%	December 31, 2008
Old Mutual Asset Allocation Growth Portfolio	1.60%	2.35%	1.35%	1.35%	December 31, 2008
Old Mutual Analytic Defensive Equity Fund	1.45%	2.20%	1.20%	1.15%	December 8, 2007
Old Mutual Analytic Global Defensive Equity Fund	1.95%	2.70%	1.70%	1.40%	December 31, 2008
Old Mutual Clay Finlay China Fund	2.10%	2.85%	1.85%	1.55%	December 31, 2007
Old Mutual Clay Finlay Emerging Markets Fund	2.10%	2.85%	1.85%	1.35%	December 31, 2007
Old Mutual Copper Rock Emerging Growth Fund	1.55%	2.30%	1.30%	1.10%	July 31, 2007
Old Mutual International Equity Fund	1.70%	2.45%	1.45%	1.20%	December 31, 2007

Reimbursement by the Asset Allocation Funds, Old Mutual Analytic Fund and Old Mutual Copper Rock Fund of the advisory fees waived and other expenses paid by the Advisor pursuant to the applicable Expense Limitation Agreements may be made at a later date when a Fund has reached a sufficient asset size to permit reimbursement to be made without causing the total annual expense rate of the Fund to exceed the expense limitation. Consequently, no reimbursement by these Funds will be made unless: (i) the Fund's assets exceed $75 million; (ii) such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which the fees are being reimbursed; and (iii) the payment of such reimbursement was approved by the Board. Moreover, to the extent that the Advisor reimburses advisory fees or absorbs operating expenses of a Fund, the Advisor may seek payment of such amounts within two fiscal years after the fiscal year in which fees were reimbursed or absorbed. Reimbursement by the International Funds and Old Mutual Analytic Global Fund of the advisory fees waived and other expenses paid by the Advisor pursuant to the applicable Expense Limitation

Agreements may be made up to three years after the expenses were reimbursed or absorbed, if such reimbursement does not cause the operating expenses of the Fund in the year of reimbursement to exceed the expense limitation in effect in the year for which fees are being reimbursed. At January 31, 2007, the Advisor may seek reimbursement of previously waived and reimbursed fees as follows:

	Expires 2007	Expires 2008	Expires 2009	Expires 2010	Total
Old Mutual Asset Allocation Conservative Portfolio	$374,843	$ 167,678	$ 89,792	$ —	$ 632,313
Old Mutual Asset Allocation Balanced Portfolio	800,513	206,398	130,825	—	1,137,736
Old Mutual Asset Allocation Moderate Growth Portfolio	678,477	342,419	166,341	—	1,187,237
Old Mutual Asset Allocation Growth Portfolio	489,171	332,765	157,385	—	979,321
Old Mutual Analytic Defensive Equity Fund	—	2,068,795	1,638,750	—	3,707,545
Old Mutual Analytic Global Defensive Equity Fund	—	—	22,507	65,757	88,264
Old Mutual Clay Finlay China Fund	—	—	92,417	74,227	166,644
Old Mutual Clay Finlay Emerging Markets Fund	—	—	84,661	80,913	165,574
Old Mutual Copper Rock Emerging Growth Fund	—	228,745	115,885	—	344,630
Old Mutual International Equity Fund	—	—	90,035	80,638	170,673

Sub-Advisory Agreements — The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Ibbotson Sub-Advisory Agreement") with Ibbotson Associates Advisors, LLC ("Ibbotson"). Ibbotson is a wholly owned subsidiary of Ibbotson Associates, Inc., which is a wholly owned subsidiary of Morningstar, Inc. For the services provided and expenses incurred pursuant to the Ibbotson Sub-Advisory Agreement, Ibbotson is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of each of the Asset Allocation Funds, which is computed and paid monthly at an annual rate equal to the greater of (i) 0.08% for average daily net assets up to $250 million, 0.07% for average daily net assets from $250 million to $500 million, 0.06% for average daily net assets from $500 million to $750 million, 0.05% for average daily net assets from $750 million to $1 billion, 0.04% for average daily net assets from $1 billion to $2 billion, and 0.03% for average daily net assets over $2 billion, or (ii) $200,000.

The Trust, on behalf of the Asset Allocation Funds and the Old Mutual International Equity Fund, and the Advisor have entered into sub-advisory agreements (collectively, the "Acadian Sub-Advisory Agreement") with Acadian Asset Management, Inc. ("Acadian"). Acadian is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Acadian Sub-Advisory Agreement, Acadian is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Acadian, which is computed and paid monthly at an annual rate of 0.45% and 0.60%, for the Asset Allocation Funds and Old Mutual International Equity Fund, respectively. For the Old Mutual International Equity Fund, Acadian is entitled to receive the sub-advisory fee, net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor and net of all breakpoints.

The Trust, on behalf of the Asset Allocation Funds, the Old Mutual Analytic Fund, and the Old Mutual Analytic Global Fund and the Advisor have entered into sub-advisory agreements (collectively, the "Analytic Sub-Advisory Agreement") with Analytic Investors, Inc. ("Analytic"). Analytic is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Analytic Sub-Advisory Agreement, Analytic is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Analytic, which is computed and paid monthly at an annual rate of 0.35%, 0.70% and 0.80% for the Asset Allocation Funds, the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund, respectively. For the Old Mutual Analytic Global Fund, Analytic is entitled to receive the sub-advisory fee, net of 50% of any breakpoints, waivers, reimbursement payments, supermarket fees and alliance fees waived, reimbursed or paid by the Advisor.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "BHMS Sub-Advisory Agreement") with Barrow, Hanley, Mewhinney & Strauss, Inc. ("Barrow Hanley"). Barrow Hanley is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the BHMS Sub-Advisory Agreement, Barrow Hanley is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Barrow Hanley, which is computed and paid monthly at an annual rate of 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate, 0.35% for the U.S. Large Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

NOTES TO FINANCIAL STATEMENTS — continued

The Trust, on behalf of the Asset Allocation Funds and the International Funds, and the Advisor have entered into sub-advisory agreements (collectively, the "Clay Finlay Sub-Advisory Agreement") with Clay Finlay Inc. ("Clay Finlay"). Clay Finlay is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Clay Finlay Sub-Advisory Agreement, Clay Finlay is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 0.45% for the International Large Cap Equity mandate and 0.50% for the Emerging Markets Equity mandate. Clay Finlay is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the International Funds managed by Clay Finlay, which is computed and paid monthly at an annual rate of 1.00%, 0.80% and 0.60% of the Old Mutual Clay Finlay China Fund, Old Mutual Clay Finlay Emerging Markets Fund and Old Mutual International Equity Fund, respectively. For the International Funds, Clay Finlay is entitled to receive the sub-advisory fee net of 50% of any waivers, reimbursement payments, supermarket fees and alliance fees waived reimbursed or paid by the Advisor and net of all breakpoints.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Dwight Sub-Advisory Agreement") with Dwight Asset Management Company ("Dwight"). Dwight is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Dwight Sub-Advisory Agreement, Dwight is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Dwight, which is computed and paid monthly at an annual rate of 0.10% for the Cash Management mandate, 0.15% for the U.S. Intermediate Fixed Income mandate, 0.15% for the U.S. Core Fixed Income mandate and 0.25% for the U.S. High Yield Fixed Income mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "THB Sub-Advisory Agreement") with Thomson Horstmann & Byrant, Inc. ("THB"). THB is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the THB Sub-Advisory Agreement, THB is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by THB, which is computed and paid monthly at an annual rate of 0.60% for the U.S. Small Cap Value mandate and 0.50% for the U.S. Mid Cap Value mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement, as amended (the "Heitman Sub-Advisory Agreement") with Heitman Real Estate Securities LLC ("Heitman"). Heitman is a wholly owned subsidiary of Heitman LLC, a Delaware limited liability company owned 50% by Heitman senior executives and 50% by Old Mutual (HFL) Inc., a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Heitman Sub-Advisory Agreement, Heitman is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Heitman, which is computed and paid monthly at an annual rate of 0.40%.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "LRC Sub-Advisory Agreement") with Liberty Ridge Capital, Inc. ("Liberty Ridge"). Liberty Ridge is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the LRC Sub-Advisory Agreement, Liberty Ridge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Liberty Ridge, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Blend mandate, 0.45% for the U.S. Mid Cap Equity mandate and 0.50% for the U.S. Small Cap Blend mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Provident Sub-Advisory Agreement") with Provident Investment Counsel, Inc. ("Provident"). Provident is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Provident Sub-Advisory Agreement, Provident is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Provident, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Growth mandate and 0.45% for the U.S. Mid Cap Growth mandate.

The Trust, on behalf of the Asset Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "Rogge Sub-Advisory Agreement") with Rogge Global Partners PLC ("Rogge"). Rogge is a majority owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the Rogge Sub-Advisory Agreement for the Asset Allocation Funds, Rogge is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by Rogge, which is computed and paid monthly at an annual rate of 0.25%.

The Trust, on behalf of the Asst Allocation Funds, and the Advisor have entered into a sub-advisory agreement (the "TS&W Sub-Advisory Agreement") with Thompson, Siegel & Walmsley, Inc. ("TS&W"). TS&W is a wholly owned subsidiary of OMUSH. For the services provided and expenses incurred pursuant to the TS&W Sub-Advisory Agreement, TS&W is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Asset Allocation Funds managed by TS&W, which is computed and paid monthly at an annual rate of 0.35% for the U.S. Large Cap Value mandate, 0.40% for the U.S. All Cap Value mandate, 0.45% for the U.S. Mid Cap Value mandate, 0.475% for the U.S. Small/Mid Cap Value mandate and 0.50% for the U.S. Small Cap Value mandate.

The Trust, on behalf of the Asset Allocation Funds and the Old Mutual Copper Rock Fund, and the Advisor have entered into sub-advisory agreements (collectively, the "Copper Rock Sub-Advisory Agreement") with Copper Rock Capital Partners, LLC ("Copper Rock"). OMUSH owns 60% of the limited liability company interests of Copper Rock. For the services provided and expenses incurred pursuant to the Copper Rock Sub-Advisory Agreement, Copper Rock is entitled to receive from the Advisor a sub-advisory fee with respect to the average daily net assets of such portion of the Funds managed by Copper Rock, which is computed and paid monthly at the annual rate of 0.55% and 0.60%, for the Asset Allocation Funds and Old Mutual Copper Rock Fund, respectively.

The sub-advisory agreements obligate the sub-advisors, other than Ibbotson, to: (i) manage the investment operations of the assets managed by the sub-advisor and the composition of the investment portfolio comprising such assets, including the purchase, retention and disposition thereof in accordance with the Fund's investment objective, policies and limitations; (ii) provide supervision of the assets managed by the sub-advisor and to determine from time to time what investment and securities will be purchased, retained or sold on behalf of the Fund and what portion of the assets managed by the sub-advisor will be invested or held uninvested in cash; and (iii) determine the securities to be purchased or sold on behalf of the Fund in connection with such assets and to place orders with or through such persons, brokers or dealers to carry out the policy with respect to brokerage set forth in the Prospectuses or as the Board or the Advisor may direct from time to time, in conformity with federal securities laws. The Ibbotson Sub-Advisory Agreement obligates Ibbotson to: (i) serve as the strategic asset allocation consultant and sub-advisor to the Advisor for investment model creation and maintenance of each Asset Allocation Fund, consistent with the selection of sub-advisors, based upon Ibbotson's recommendations related to appropriate market sectors and investment strategies; (ii) recommend a continuous investment allocation program for each Asset Allocation Fund in accordance with each Asset Allocation Fund's respective investment objectives, policies and restrictions as stated in the Prospectuses; and (iii) monitor and make recommendations to the Advisor regarding possible changes to the sub-advisors and their investment strategies.

Administrative Services Agreement — The Trust and Old Mutual Fund Services (the "Administrator"), an indirect, wholly owned subsidiary of OMUSH, entered into the Administrative Services Agreement (the "Administrative Agreement"), pursuant to which the Administrator oversees the administration of the Trust's and each Fund's business and affairs, including regulatory reporting and all necessary office space, equipment, personnel and facilities, as well as services performed by various third parties. Prior to August 1, 2006, under the Administrative Agreement, the Administrator was entitled to a fee from the Trust, which was calculated daily and paid monthly at an annual rate of 0.123% of the average daily net assets of each Fund. Effective August 1, 2006, the Administrator is entitled to a fee from the Trust, which is calculated daily and paid monthly, as follows:

Average Daily Net Assets	Annual Fee Rate
$0 to $500 million	0.10%
> $500 million up to $1 billion	0.09%
> $1 billion up to $1.5 billion	0.08%
> $1.5 billion	0.07%

The Administrative Agreement provides that the Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Administrator in the performance of its duties. The Administrative Agreement will continue in effect unless terminated by either party upon not less than 90 days' prior written notice to the other party.

The Administrator and SEI Investments Global Funds Services (the "Sub-Administrator") entered into a Sub-Administrative Services Agreement (the "Sub-Administrative Agreement"), pursuant to which the Sub-Administrator assists the Administrator in connection with the administration of the business and affairs of the Trust. SEI Investments Management Corporation ("SEI Investments"), which is a wholly-owned subsidiary of SEI Investments Company, owns all beneficial interest in the Sub-Administrator. Under the Sub-Administrative Agreement, the Administrator pays the Sub-Administrator fees at an annual rate calculated as follows: the greater sum (higher value) which results from making the following calculations (A) a fee based on the average daily net assets of the Trust, the Old Mutual Advisor Funds II and the Old Mutual Insurance Series Fund of: (i) 0.0165% of the first $10 billion, plus (ii) 0.0125% of the next $10 billion, plus (iii) 0.010% of the excess over $20 billion and (B) a fee based on the aggregate number of Funds of the Trust, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund calculated at the sum of between $50,000 and $60,000 per Fund, depending on the total number of funds. The Sub-Administrative Agreement provides that the Sub-Administrator will not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with the matters to which the Sub-Administrative Agreement relates, except a loss resulting from willful misfeasance, bad faith or negligence on the part of the Sub-Administrator in the performance of its duties. The Sub-Administrative Agreement renews each year unless terminated by either party upon not less than 90 days' prior written notice to the other party.

Distribution Agreement — Old Mutual Investment Partners (the "Distributor"), an indirect, wholly owned subsidiary of OMUSH, and the Trust are parties to a distribution agreement (the "Distribution Agreement"), pursuant to which the Distributor serves as principal underwriter for the Trust's shares. The Distributor receives no compensation for serving in such capacity, except as provided in separate Distribution Plans and Service Plans.

The Distribution Agreement is renewable annually. The Distribution Agreement may be terminated by the Distributor, by a majority vote of the Trustees who are not "interested persons" (as defined in the 1940 Act) and have no financial interest in the Distribution Agreement or by a majority vote of the outstanding securities of the Trust upon not more than 90 days' written notice by either party or upon assignment by the Distributor.

The Trust has adopted a Distribution Plan for each of Class A and Class C shares pursuant to Rule 12b-1 under the 1940 Act to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the distribution of such shares. The Trust has also adopted a Service Plan to enable the Class A and Class C shares of each Fund to directly and indirectly bear certain expenses relating to the shareholder servicing and/or personal account maintenance of the holders of such shares. Each of the Distribution Plans and Service Plans are compensation plans, which means that they compensate the Distributor or third-party broker-dealer or financial intermediary regardless of the expenses actually incurred by such persons.

Pursuant to the Distribution Plans for Class A and Class C shares, the Trust will pay to the Distributor a monthly fee at an annual aggregate rate not to exceed (i) 0.25% of the average net asset value of the Class A shares of each Fund and (ii) 0.75% of the average net asset value of the Class C shares of each Fund, as determined at the close of each business day during the month, which is to compensate the Distributor for services provided and expenses incurred by it in connection with the offering and sale of Class A or Class C shares, which may include, without limitation, the payment by the Distributor to investment dealers of commissions on the sale of Class A or Class C shares, as set forth in the then current prospectus or statement of additional information with respect to Class A and Class C shares and interest and other financing costs.

The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time. Currently, Class A shares are not authorized to pay distributor fees and Class C shares are authorized to pay the maximum amount of distributor fees.

Pursuant to the Service Plans for Class A and Class C shares, the Trust will pay to the Distributor or other third-party financial intermediaries a fee at an annual aggregate rate not to exceed 0.25% of the average net asset value of Class A and Class C shares, which is for maintaining or improving services provided to shareholders by the Distributor and investment dealers, financial institutions and 401(k) plan service providers. The amount of such payments shall be determined by the Trust's disinterested Trustees from time to time.

Currently, both Class A and Class C shares are authorized to pay the maximum amount of service fees.

The Distributor will prepare and deliver written reports to the Board on a regular basis (at least quarterly) setting forth the payments made pursuant to the Distribution Plans and the Service Plans, and the purposes for which such expenditures were made, as well as any supplemental reports as the Board may from time to time reasonably request.

Except to the extent that the Administrator, Sub-Administrator, Advisor or sub-advisors may benefit through increased fees from an increase in the net assets of the Trust which may have resulted in part from the expenditures, no interested person of the Trust nor any Trustee of the Trust who is not an "interested person" (as defined in the 1940 Act) of the Trust has a direct or indirect financial interest in the operation of the Distribution or Service Plans or any related agreement.

Of the service and distribution fees the Distributor received for the six-month period ended January 31, 2007, it retained the following:

	Service Fees		Distribution Fees
	Class A	Class C	Class C
Old Mutual Asset Allocation Conservative Portfolio	$ 727	$ 15,585	$ 46,754
Old Mutual Asset Allocation Balanced Portfolio	2,182	53,080	159,240
Old Mutual Asset Allocation Moderate Growth Portfolio	3,751	91,608	274,824
Old Mutual Asset Allocation Growth Portfolio	3,829	53,714	161,142
Old Mutual Analytic Defensive Equity Fund	50,942	252,067	756,202
Old Mutual Analytic Global Defensive Equity Fund	459	2,083	6,248
Old Mutual Clay Finlay China Fund	5,014	4,267	12,800
Old Mutual Clay Finlay Emerging Markets Fund	423	322	967
Old Mutual Copper Rock Emerging Growth Fund	2,396	505	1,514
Old Mutual International Equity Fund	152	329	988

DST Systems, Inc. serves as the transfer agent and dividend disbursing agent of the Funds. From time to time, the Funds may pay amounts to third parties that provide sub-transfer agency and other administrative services relating to the Fund to persons who beneficially own interests in the Fund.

U.S. Bank, N.A. serves as the custodian for each of the Asset Allocation Funds and the Old Mutual Copper Rock Fund. The Bank of New York serves as custodian of the International Funds and Old Mutual Analytic Global Fund. Union Bank of California serves as custodian of the Old Mutual Analytic Fund.

The Funds have entered into a shareholder servicing agreement with the Administrator to provide shareholder support and other shareholder account-related services. The Administrator has, in turn, contracted with Old Mutual Shareholder Services, Inc. (formerly known as PBHG Shareholder Services, Inc.), "OMSS", its wholly owned subsidiary, to assist in the provision of those services. OMSS received no fees directly from the Funds. The shareholder service fees are reviewed periodically and approved annually by the Board.

Shareholder service fees paid to Old Mutual Fund Services for the six-month period ended January 31, 2007 were as follows:

Old Mutual Asset Allocation Conservative Portfolio	$ 623
Old Mutual Asset Allocation Balanced Portfolio	2,002
Old Mutual Asset Allocation Moderate Growth Portfolio	3,867
Old Mutual Asset Allocation Growth Portfolio	4,599
Old Mutual Analytic Defensive Equity Fund	6,318
Old Mutual Analytic Global Defensive Equity Fund	211
Old Mutual Clay Finlay China Fund	429
Old Mutual Clay Finlay Emerging Markets Fund	73
Old Mutual Copper Rock Emerging Growth Fund	363
Old Mutual International Equity Fund	88

On September 7, 2004, the Board approved an agreement between the Funds and the Administrator to provide shareholder related web development and maintenance services. For its services for the period ended January 31, 2007, Old Mutual Fund Services received a fee of $119,520, which was allocated to each Fund quarterly based on average net assets.

Officers and Trustees of the Funds who are or were officers of the Advisor, Administrator, Sub-Administrator and the Distributor received no compensation from the Funds.

4. INTERFUND LENDING

Pursuant to resolutions adopted by the Boards of Trustees of each of Old Mutual Advisor Funds, Old Mutual Advisor Funds II and Old Mutual Insurance Series Fund (together, the "Trusts"), on behalf of each series portfolio of the Trusts (the "Funds"), each of the Funds may lend an amount up to its prospectus-defined limitations to other Funds. All such lending shall be conducted pursuant to the exemptive order granted by the Securities and Exchange Commission on August 12, 2003 to the Trusts.

The interest rate charged on the loan is the average of the overnight repurchase agreement rate (highest rate available to the Funds from investments in overnight repurchase agreements) and the bank loan rate (Federal Funds Rate plus 50 basis points). None of the Funds may borrow more than 10% of its assets.

The Funds had no outstanding borrowings or loans related to interfund lending at any time during the six-month period ended January 31, 2007.

5. INVESTMENT TRANSACTIONS

The cost of securities purchased and the proceeds from securities sold and matured, other than short-term investments, for the Funds, for the six-month period ended January 31, 2007 were as follows:

	Purchases (000)		Sales and Maturities (000)	
	U.S. Government	Other	U.S. Government	Other
Old Mutual Asset Allocation Conservative Portfolio	$15,188	$ 17,978	$11,304	$ 14,876
Old Mutual Asset Allocation Balanced Portfolio	29,054	77,506	20,941	63,989
Old Mutual Asset Allocation Moderate Growth Portfolio	19,713	115,357	17,013	92,881
Old Mutual Asset Allocation Growth Portfolio	—	91,198	—	69,775
Old Mutual Analytic Defensive Equity Fund	—	904,556	—	789,213
Old Mutual Analytic Global Defensive Equity Fund	—	8,542	—	3,542
Old Mutual Clay Finlay China Fund	—	41,449	—	16,141
Old Mutual Clay Finlay Emerging Markets Fund	—	3,727	—	1,841
Old Mutual Copper Rock Emerging Growth Fund	—	79,089	—	70,972
Old Mutual International Equity Fund	—	3,729	—	2,718

Transactions in option contracts written in the Old Mutual Analytic Fund and the Old Mutual Analytic Global Fund for the six-month period ended January 31, 2007, were as follows:

	Old Mutual Analytic Defensive Equity Fund		Old Mutual Analytic Global Defensive Equity Fund	
	Number of Contracts	Premiums	Number of Contracts	Premiums
Outstanding at July 31, 2006	7,825	$ 10,584,951	16	$ 35,702
Options written	45,100	64,842,257	709	611,458
Options terminated in closing purchasing transactions	(43,625)	(60,698,564)	(354)	(386,108)
Options expired	(4,375)	(2,932,067)	(238)	(143,831)
Outstanding at January 31, 2007	4,925	$ 11,796,577	133	$ 117,221

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2007 (UNAUDITED)

6. SHARE TRANSACTIONS

	Old Mutual Asset Allocation Conservative Portfolio		Old Mutual Asset Allocation Balanced Portfolio	
	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06
Shares Issued and Redeemed (000):				
Class A				
Shares Issued	369	490	688	1,973
Shares Issued upon Reinvestment of Distributions	13	13	63	31
Shares Redeemed	(178)	(331)	(380)	(480)
Total Class A Share Transactions	204	172	371	1,524
Class C				
Shares Issued	541	1,336	1,765	3,676
Shares Issued upon Reinvestment of Distributions	14	9	68	21
Shares Redeemed	(335)	(377)	(525)	(493)
Total Class C Share Transactions	220	968	1,308	3,204
Class Z				
Shares Issued	—	—	—	—
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Total Class Z Share Transactions	—	—	—	—
Institutional Class				
Shares Issued	2	21	9	97
Shares Issued upon Reinvestment of Distributions	10	13	28	21
Shares Redeemed	—	(2)	(35)	(18)
Total Institutional Class Share Transactions	12	32	2	100
Net Increase in Shares Outstanding	436	1,172	1,681	4,828

* On December 9, 2005, the Old Mutual Analytic Defensive Equity Fund (the "Fund") acquired substantially all of the assets of the Analytic Defensive Equity Fund (the "Predecessor Fund"), a series of the Advisors' Inner Circle Fund. The operations of the Fund prior to the acquisition were those of the Predecessor Fund. The Fund changed its fiscal year end from December 31 to July 31 beginning in the fiscal year 2006. See Note 1 in Notes to Financial Statements.

[1] Class A and Class C Shares commenced operations on March 31, 2005.

[2] The Fund's Z Class is the successor class of the Predecessor Fund's Institutional Class; the Fund's Institutional Class is new.

[3] Institutional Class Shares commenced operations on December 9, 2005.

Amounts designated as "—" are either 0 or have been rounded to 0.

	Old Mutual Asset Allocation Moderate Growth Portfolio		Old Mutual Asset Allocation Growth Portfolio		Old Mutual Analytic Defensive Equity Fund*		
	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	1/1/06 to 7/31/06	1/1/05 to 12/31/05
	948	2,744	906	1,845	11,381	15,217	10,244
	65	12	33	8	24	—	227
	(753)	(493)	(352)	(348)	(3,478)	(2,997)	(349)
	260	2,263	587	1,505	7,927	12,220	10,122[1]
	2,686	5,782	1,572	3,022	5,262	9,281	6,911
	81	9	52	9	—	—	61
	(804)	(509)	(429)	(177)	(1,671)	(594)	(197)
	1,963	5,282	1,195	2,854	3,591	8,687	6,775[1]
	—	—	—	—	494	947	24,270
	—	—	—	—	22	—	895
	—	—	—	—	(2,231)	(8,009)	(12,346)
	—	—	—	—	(1,715)	(7,062)	12,819[2]
	10	116	75	685	35	517	—
	15	5	22	5	2	—	—
	(30)	(4)	(9)	(24)	(5)	—	—
	(5)	117	88	666	32	517	—[3]
	2,218	7,662	1,870	5,025	9,835	14,362	29,716

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2007 (UNAUDITED)

	Old Mutual Analytic Global Defensive Equity Fund		Old Mutual Clay Finlay China Fund	
	8/1/06 to 1/31/07 (Unaudited)	5/31/06* to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	12/30/05* to 7/31/06
Shares Issued and Redeemed (000):				
Class A				
Shares Issued	283	26	1,439	200
Shares Issued upon Reinvestment of Distributions	—	—	21	—
Shares Redeemed	(14)	—	(158)	(9)
Total Class A Share Transactions	269	26	1,302	191
Class C				
Shares Issued	301	11	481	60
Shares Issued upon Reinvestment of Distributions	—	—	5	—
Shares Redeemed	—	—	(39)	—
Total Class C Share Transactions	301	11	447	60
Class Z				
Shares Issued	—	—	118	2
Shares Issued upon Reinvestment of Distributions	—	—	—	—
Shares Redeemed	—	—	—	—
Total Class Z Share Transactions	—	—	118	2
Institutional Class				
Shares Issued	—	250	10	951
Shares Issued upon Reinvestment of Distributions	—	—	24	—
Shares Redeemed	—	—	—	—
Total Institutional Class Share Transactions	—	250	34	951
Net Increase in Shares Outstanding	570	287	1,901	1,204

*Inception date of the Fund.

Amounts designated as "—" are either 0 or have been rounded to 0.

	Old Mutual Clay Finlay Emerging Markets Fund		Old Mutual Copper Rock Emerging Growth Fund		Old Mutual International Equity Fund	
	8/1/06 to 1/31/07 (Unaudited)	12/30/05* to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	8/1/05 to 7/31/06	8/1/06 to 1/31/07 (Unaudited)	12/30/05* to 7/31/06
	151	33	1,117	2,711	59	23
	2	—	—	—	1	—
	(5)	(2)	(629)	(732)	—	—
	148	31	488	1,979	60	23
	41	11	7	42	31	16
	1	—	—	—	—	—
	—	(3)	(6)	(5)	(4)	—
	42	8	1	37	27	16
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	—	—	—	—	—	—
	1	250	1,071	5,065	—	500
	8	—	—	—	19	—
	—	—	(672)	(602)	—	—
	9	250	399	4,463	19	500
	199	289	888	6,479	106	539

NOTES TO FINANCIAL STATEMENTS — continued

AS OF JANUARY 31, 2007 (UNAUDITED)

7. FOREIGN HOLDINGS RISK

Each Fund may invest in foreign securities. Investing in the securities of foreign issuers involves special risks and considerations not typically associated with investing in U.S. companies. These risks and considerations include differences in accounting, auditing and financial reporting standards, generally higher commission rates on foreign portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations, political instability which could affect U.S. investment in foreign countries and potential restrictions on the flow of international capital and currencies. Foreign issuers may also be subject to less government regulation than U.S. companies. Moreover, the dividends and interest payable on foreign securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to a Fund's shareholders. Further, foreign securities often trade with less frequency and volume than domestic securities and, therefore, may exhibit greater price volatility. Changes in foreign exchange rates will affect, favorably or unfavorably, the value of those securities which are denominated or quoted in currencies other than the U.S. dollar.

8. FEDERAL TAX INFORMATION

Each Fund has qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code and to distribute substantially all of its taxable income and net capital gains. Accordingly, no provision has been made for Federal income taxes.

Dividends from net investment income and distributions from net realized capital gains are determined in accordance with U.S. Federal income tax regulations, which may differ from those amounts determined under accounting principles generally accepted in the United States of America. These book/tax differences are either temporary or permanent in nature. To the extent these differences are permanent, they are charged or credited to Paid-in Capital or accumulated net realized gain, as appropriate, in the period that the differences arise.

Accordingly, the following permanent differences as of July 31, 2006, primarily attributable to certain net operating losses, different treatment for gains and losses on paydowns of mortgage- and asset-backed securities for tax purposes, reclassifications of long-term capital gain distributions on Real Estate Investment Trust securities and return of capital which, for tax purposes, are not available to offset future income, were reclassified to the following accounts.

	Increase/(Decrease) Accumulated Net Realized Gain (000)	Increase/(Decrease) Undistributed Net Investment Income (000)	Increase/(Decrease) Paid-in Capital (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 1	$ (1)	$ —
Old Mutual Asset Allocation Balanced Portfolio	(14)	14	—
Old Mutual Asset Allocation Moderate Growth Portfolio	(71)	71	—
Old Mutual Asset Allocation Growth Portfolio	(100)	100	—
Old Mutual Analytic Defensive Equity Fund	(1,013)	2,682	(1,669)
Old Mutual Analytic Global Defensive Equity Fund	8	(8)	—
Old Mutual Clay Finlay Emerging Markets Fund	12	(12)	—
Old Mutual Copper Rock Emerging Growth Fund	—	191	(191)
Old Mutual International Equity Fund	39	(39)	—

Amounts designated as "—" are either $0 or have been rounded to $0.

The tax character of dividends and distributions declared during the year or periods ended July 31, 2006 and 2005 were as follows:

	Ordinary Income (000)	Long Term Capital Gain (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio			
2006	$ 562	$ —	$ 562
2005	113	—	113
Old Mutual Asset Allocation Balanced Portfolio			
2006	1,230	—	1,230
2005	163	—	163
Old Mutual Asset Allocation Moderate Growth Portfolio			
2006	500	—	500
2005	9	—	9
Old Mutual Asset Allocation Growth Portfolio			
2006	419	3	422
2005	7	—	7
Old Mutual Analytic Defensive Equity Fund			
2006	—	—	—
2005*	16,715	3,195	19,910
2004*	780	1,583	2,363

Amounts designated as "—" are either $0 or have been rounded to $0.

* Based on previous fiscal year of December 31.

As of July 31, 2006, the components of Distributable Earnings/(Accumulated Losses) were as follows:

	Undistributed Ordinary Income (000)	Undistributed Long Term Capital Gain (000)	Capital Loss Carryforwards (000)*	Post October Losses (000)	Post October Currency Losses (000)	Unrealized Appreciation/ (Depreciation) (000)	Other Temporary Differences (000)	Total (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 150	$106	$ —	$ —	$ —	$ 508	$(20)	$ 744
Old Mutual Asset Allocation Balanced Portfolio	1,367	781	—	—	—	3,219	(46)	5,321
Old Mutual Asset Allocation Moderate Growth Portfolio	2,186	827	—	—	—	5,048	(26)	8,035
Old Mutual Asset Allocation Growth Portfolio	1,358	675	—	—	—	3,572	(36)	5,569
Old Mutual Analytic Defensive Equity Fund	41	—	(10,378)	—	—	34,395	—	24,058
Old Mutual Analytic Global Defensive Equity Fund	1	—	—	(10)	(10)	37	—	18
Old Mutual Clay Finlay China Fund	580	—	—	—	—	1,196	—	1,776
Old Mutual Clay Finlay Emerging Markets Fund	157	—	—	—	(12)	111	—	256
Old Mutual Copper Rock Emerging Growth Fund	—	—	(100)	(3,565)	—	(1,358)	—	(5,023)
Old Mutual International Equity Fund	261	—	—	—	—	263	(41)	483

Amounts designated as "—" are either $0 or have been rounded to $0.

* Capital loss carryforwards expire in 2014.

Notes to Financial Statements — concluded

For Federal income tax purposes, capital loss carryforwards may be carried forward and applied against future capital gains. Post-October losses represent losses realized on investment transactions from November 1, 2005 through July 31, 2006 that, in accordance with Federal income tax regulations the Funds may elect to defer and treat as having arisen in the following fiscal year.

The Federal tax cost, aggregate gross unrealized appreciation and depreciation of investments, excluding securities sold short and written index option contracts, held by each Fund at January 31, 2007 were as follows:

	Federal Tax Cost (000)	Unrealized Appreciation (000)	Unrealized Depreciation (000)	Net Unrealized Appreciation (Depreciation) (000)
Old Mutual Asset Allocation Conservative Portfolio	$ 36,443	$ 2,322	$ (286)	$ 2,036
Old Mutual Asset Allocation Balanced Portfolio	127,791	13,395	(1,199)	12,196
Old Mutual Asset Allocation Moderate Growth Portfolio	171,289	23,677	(1,667)	22,010
Old Mutual Asset Allocation Growth Portfolio	116,360	18,322	(1,075)	17,247
Old Mutual Analytic Defensive Equity Fund	908,264	98,146	(4,169)	93,977
Old Mutual Analytic Global Defensive Equity Fund	10,885	834	(58)	776
Old Mutual Clay Finlay China Fund	43,730	8,721	(120)	8,601
Old Mutual Clay Finlay Emerging Markets Fund	5,615	949	(102)	847
Old Mutual Copper Rock Emerging Growth Fund	81,716	11,126	(1,470)	9,656
Old Mutual International Equity Fund	6,801	1,229	(98)	1,131

9. New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB interpretation 48 ("FIN 48"), *"Accounting for Uncertainty in Income Taxes"*. This standard defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. FIN 48 is effective as of the beginning of the first fiscal year beginning after December 15, 2006. The Funds will not be required to adopt FIN 48 until January 31, 2008. At adoption, companies must adjust their financial statements to reflect only those tax positions that are more-likely-than-not to be sustained as of the adoption date. As of January 31, 2007, the Funds have not evaluated the impact that will result from the adoption of FIN 48.

In September 2006, FASB issued *Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."* This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of January 31, 2007, the Fund does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statement of changes in net assets for a fiscal period.

Proxy Voting and Portfolio Holdings (Unaudited)

Proxy Voting

A description of the guidelines that the Trust uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 888.744.5050 toll-free; (ii) on the Trust's website at oldmutualcapital.com; and (iii) on the SEC's website at http://www.sec.gov.

Information about how the Funds voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006 is available on the Trust's website at oldmutualcapital.com and on the SEC's website at http://www.sec.gov.

Portfolio Holdings

The Trust files a complete schedule of portfolio holdings with the SEC for the first and third quarters of its fiscal year on Form N-Q. The Trust's Forms N-Q are available on the SEC's website at http://www.sec.gov, or may be reviewed and copied at the SEC's Public Reference Room in Washington D.C. Information on the operation of the the Public Reference Room may be obtained by calling 1-800-SEC-0330 toll-free.

FUND EXPENSES EXAMPLE (Unaudited)

Six Month Hypothetical Expense Example — January 31, 2007 (Unaudited)

Example. As a shareholder of a Fund you may pay two types of fees: transaction fees and fund-related fees. Transaction fees may include transaction costs, including sales charges (loads) on purchase payments, redemption fees, and exchange fees. Fund-related fees may include ongoing expenses, including management fees, distribution and/or service fees, and other fund expenses, which are indirectly paid by shareholders and affect your investment return.

This Example is intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds. This Example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended January 31, 2007.

Actual Expenses. The first line for each share class in the following table provides information about actual account values and actual expenses. The Example includes, but is not limited to, management fees, 12b-1 fees, fund accounting, custody and transfer agent fees. However, the Example does not include client specific fees, such as the $10.00 fee charged to IRA accounts, or the $10.00 fee charged for wire redemptions. The Example also does not include portfolio trading commissions and related trading expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line for each share class under the heading entitled "Expenses Paid During Six-Month Period" to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes. The second line for each share class in the table provides information about hypothetical account values and hypothetical expenses based on each Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Funds' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in each Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees, or exchange fees. Therefore, this information is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

	Beginning Account Value 7/31/06	Ending Account Value 1/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Conservative Portfolio — Class A				
Actual Fund Return	$1,000.00	$1,062.40	1.50%	$ 7.80
Hypothetical 5% Return	1,000.00	1,017.64	1.50	7.63
Old Mutual Asset Allocation Conservative Portfolio — Class C				
Actual Fund Return	1,000.00	1,058.00	2.25	11.67
Hypothetical 5% Return	1,000.00	1,013.86	2.25	11.42
Old Mutual Asset Allocation Conservative Portfolio — Class Z				
Actual Fund Return	1,000.00	1,062.60	1.25	6.50
Hypothetical 5% Return	1,000.00	1,018.90	1.25	6.36
Old Mutual Asset Allocation Conservative Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,063.60	1.25	6.50
Hypothetical 5% Return	1,000.00	1,018.90	1.25	6.36
Old Mutual Asset Allocation Balanced Portfolio — Class A				
Actual Fund Return	1,000.00	1,096.10	1.55	8.19
Hypothetical 5% Return	1,000.00	1,017.39	1.55	7.88
Old Mutual Asset Allocation Balanced Portfolio — Class C				
Actual Fund Return	1,000.00	1,091.70	2.30	12.13
Hypothetical 5% Return	1,000.00	1,013.61	2.30	11.67

	Beginning Account Value 7/31/06	Ending Account Value 1/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Balanced Portfolio — Class Z				
Actual Fund Return	$1,000.00	$1,097.30	1.30%	$6.87
Hypothetical 5% Return	1,000.00	1,018.65	1.30	6.61
Old Mutual Asset Allocation Balanced Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,098.20	1.30	6.88
Hypothetical 5% Return	1,000.00	1,018.65	1.30	6.61
Old Mutual Asset Allocation Moderate Growth Portfolio — Class A				
Actual Fund Return	1,000.00	1,120.10	1.55	8.28
Hypothetical 5% Return	1,000.00	1,017.39	1.55	7.88
Old Mutual Asset Allocation Moderate Growth Portfolio — Class C				
Actual Fund Return	1,000.00	1,115.50	2.30	12.26
Hypothetical 5% Return	1,000.00	1,013.61	2.30	11.67
Old Mutual Asset Allocation Moderate Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	1,121.80	1.30	6.95
Hypothetical 5% Return	1,000.00	1,018.65	1.30	6.61
Old Mutual Asset Allocation Moderate Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,121.00	1.30	6.95
Hypothetical 5% Return	1,000.00	1,018.65	1.30	6.61

	Beginning Account Value 7/31/06	Ending Account Value 1/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Asset Allocation Growth Portfolio — Class A				
Actual Fund Return	$1,000.00	$1,144.30	1.60%	$ 8.65
Hypothetical 5% Return	1,000.00	1,017.14	1.60	8.13
Old Mutual Asset Allocation Growth Portfolio — Class C				
Actual Fund Return	1,000.00	1,139.60	2.35	12.67
Hypothetical 5% Return	1,000.00	1,013.36	2.35	11.93
Old Mutual Asset Allocation Growth Portfolio — Class Z				
Actual Fund Return	1,000.00	1,145.40	1.35	7.30
Hypothetical 5% Return	1,000.00	1,018.40	1.35	6.87
Old Mutual Asset Allocation Growth Portfolio — Institutional Class				
Actual Fund Return	1,000.00	1,144.50	1.35	7.30
Hypothetical 5% Return	1,000.00	1,018.40	1.35	6.87
Old Mutual Analytic Defensive Equity Fund — Class A				
Actual Fund Return	1,000.00	1,089.30	1.54	8.11
Hypothetical 5% Return	1,000.00	1,017.44	1.54	7.83
Old Mutual Analytic Defensive Equity Fund — Class C				
Actual Fund Return	1,000.00	1,085.50	2.29	12.04
Hypothetical 5% Return	1,000.00	1,013.66	2.29	11.62
Old Mutual Analytic Defensive Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,090.40	1.28	6.74
Hypothetical 5% Return	1,000.00	1,018.75	1.28	6.51
Old Mutual Analytic Defensive Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,090.50	1.23	6.48
Hypothetical 5% Return	1,000.00	1,019.00	1.23	6.26
Old Mutual Analytic Global Defensive Equity Fund — Class A				
Actual Fund Return	1,000.00	1,105.80	2.64	14.01
Hypothetical 5% Return	1,000.00	1,011.90	2.64	13.39
Old Mutual Analytic Global Defensive Equity Fund — Class C				
Actual Fund Return	1,000.00	1,101.10	3.42	18.11
Hypothetical 5% Return	1,000.00	1,007.96	3.42	17.31
Old Mutual Analytic Global Defensive Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,107.20	2.41	12.80
Hypothetical 5% Return	1,000.00	1,013.06	2.41	12.23
Old Mutual Analytic Global Defensive Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,109.00	2.12	11.27
Hypothetical 5% Return	1,000.00	1,014.52	2.12	10.76
Old Mutual Clay Finlay China Fund — Class A				
Actual Fund Return	1,000.00	1,342.60	2.10	12.40
Hypothetical 5% Return	1,000.00	1,014.62	2.10	10.66
Old Mutual Clay Finlay China Fund — Class C				
Actual Fund Return	1,000.00	1,337.30	2.85	16.79
Hypothetical 5% Return	1,000.00	1,010.84	2.85	14.44

	Beginning Account Value 7/31/06	Ending Account Value 1/31/07	Annualized Expense Ratios For the Six Month Period	Expenses Paid During Six Month Period*
Old Mutual Clay Finlay China Fund — Class Z				
Actual Fund Return	$1,000.00	$1,344.60	1.85%	$10.93
Hypothetical 5% Return	1,000.00	1,015.88	1.85	9.40
Old Mutual Clay Finlay China Fund — Institutional Class				
Actual Fund Return	1,000.00	1,132.60	1.55	8.33
Hypothetical 5% Return	1,000.00	1,017.59	1.55	7.88
Old Mutual Clay Finlay Emerging Markets Fund — Class A				
Actual Fund Return	1,000.00	1,252.50	2.10	11.92
Hypothetical 5% Return	1,000.00	1,014.62	2.10	10.66
Old Mutual Clay Finlay Emerging Markets Fund — Class C				
Actual Fund Return	1,000.00	1,247.50	2.85	16.15
Hypothetical 5% Return	1,000.00	1,010.84	2.85	14.44
Old Mutual Clay Finlay Emerging Markets Fund — Class Z				
Actual Fund Return	1,000.00	1,252.90	1.85	10.51
Hypothetical 5% Return	1,000.00	1,015.88	1.85	9.40
Old Mutual Clay Finlay Emerging Markets Fund — Institutional Class				
Actual Fund Return	1,000.00	1,256.20	1.35	7.68
Hypothetical 5% Return	1,000.00	1,018.40	1.35	6.87
Old Mutual Copper Rock Emerging Growth Fund — Class A				
Actual Fund Return	1,000.00	1,130.20	1.55	8.32
Hypothetical 5% Return	1,000.00	1,017.29	1.55	7.88
Old Mutual Copper Rock Emerging Growth Fund — Class C				
Actual Fund Return	1,000.00	1,125.60	2.30	12.32
Hypothetical 5% Return	1,000.00	1,013.61	2.30	11.67
Old Mutual Copper Rock Emerging Growth Fund — Class Z				
Actual Fund Return	1,000.00	1,131.80	1.30	6.99
Hypothetical 5% Return	1,000.00	1,018.65	1.30	6.61
Old Mutual Copper Rock Emerging Growth Fund — Institutional Class				
Actual Fund Return	1,000.00	1,132.60	1.10	5.91
Hypothetical 5% Return	1,000.00	1,019.66	1.10	5.60
Old Mutual International Equity Fund — Class A				
Actual Fund Return	1,000.00	1,162.70	1.70	9.27
Hypothetical 5% Return	1,000.00	1,016.64	1.70	8.64
Old Mutual International Equity Fund — Class C				
Actual Fund Return	1,000.00	1,158.10	2.45	13.33
Hypothetical 5% Return	1,000.00	1,012.85	2.45	12.43
Old Mutual International Equity Fund — Class Z				
Actual Fund Return	1,000.00	1,163.30	1.45	7.91
Hypothetical 5% Return	1,000.00	1,017.90	1.45	7.38
Old Mutual International Equity Fund — Institutional Class				
Actual Fund Return	1,000.00	1,165.50	1.20	6.55
Hypothetical 5% Return	1,000.00	1,019.16	1.20	6.11

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

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OLD MUTUAL ADVISOR FUNDS

For More Information about the Old Mutual Advisor Funds, contact us:

By Telephone
Shareholder Services 888-744-5050
Investment Professionals 888-772-2888

By Mail
Old Mutual Advisor Funds
P.O. Box 219398
Kansas City, MO 64121-7250

In Person
Old Mutual Advisor Funds
4643 South Ulster Street, 6th Floor
Denver, CO 80237

On the Internet
oldmutualcapital.com

This semi-annual report is intended for the information of Old Mutual Advisor Funds shareholders, but may be used by prospective investors when preceded or accompanied by a current prospectus. You may obtain a copy of the prospectus, which contains important information about the objectives, risks, share classes, charges and expenses of each Old Mutual Advisor Fund, by visiting oldmutualcapital.com or by calling 888-744-5050. Please read the prospectus carefully before investing.

Old Mutual Investment Partners, NASD Member Firm, distributor.

R-07-030 03/2007